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
[Logo]                                                                                              The Pittston Company
JOSEPH C. FARRELL                                                                                   100 First Stamford Place
Chairman and Chief Executive Officer                                                                P.O. Box 120070
                                                                                                    Stamford, CT 06912-0070

                                                               December 15, 1995

To Our Shareholders:

     You are cordially invited to attend a special meeting of Pittston's shareholders to be held at the Company's executive offices, 100 First Stamford
Place,  Seventh Floor, Stamford, Connecticut, on  Thursday, January 18, 1996, at
3:00 p.m., Eastern Standard Time.

     At the meeting you will be asked to consider and approve a proposal to redesignate the Company's Services Stock as Pittston Brink's Group Common Stock, on a share-for-share basis, establish a new class of Common Stock designated as Pittston Burlington Group Common Stock and distribute to existing holders of Services Stock one-half of one share of Burlington Stock for each outstanding share of Services Stock (the 'Brink's Stock Proposal'). Brink's Stock and
Burlington Stock are intended to reflect the separate performance of the Company's security services and home security businesses in the case of Brink's
Stock and the Company's global freight transportation and logistics management services business in the case of the Burlington Stock.

     Adoption of the Brink's Stock Proposal also would increase the number of shares of authorized Common Stock from 120 million to 170 million, consisting of 100 million shares of Brink's Stock, 50 million shares of Burlington Stock and 20 million shares of Minerals Stock. Holders of Minerals Stock will not receive any shares of Burlington Stock in the transaction. THE BRINK'S STOCK PROPOSAL
WILL NOT  ALTER MINERALS  STOCK  (OR THE  PITTSTON  MINERALS GROUP)  EXCEPT  FOR
CERTAIN  ADJUSTMENTS DESIGNED TO CONFORM THE TERMS  OF THE MINERALS STOCK TO THE
EXISTENCE OF BRINK'S STOCK AND BURLINGTON STOCK AND IS DESIGNED NOT TO HAVE  ANY
ADVERSE EFFECT ON THE HOLDERS OF MINERALS STOCK. THE BRINK'S STOCK PROPOSAL WILL
ALSO  HAVE NO EFFECT ON THE COMPANY'S PREFERRED STOCK UNLESS THE PREFERRED STOCK
IS CONVERTED AFTER  AN EXCHANGE OF  MINERALS STOCK FOR  BRINK'S STOCK, IN  WHICH
CASE  A  HOLDER OF  PREFERRED STOCK  WOULD, UPON  CONVERSION, RECEIVE  SHARES OF
BRINK'S STOCK IN LIEU OF MINERALS STOCK OTHERWISE ISSUABLE UPON SUCH CONVERSION.

     The Brink's Stock Proposal is intended to provide Services shareholders with separate securities reflecting the two major business groups comprising the Pittston Services Group. Services shareholders would have the ability to retain or sell either or both securities depending on their investment objectives. The
Brink's Stock Proposal preserves the benefit for holders of Services and Minerals Stocks and the Preferred Stock of remaining a single corporation and the Company's ability to implement future restructuring options. A short summary of the Brink's Stock Proposal commences on page 5 of the accompanying proxy statement.

     If the Brink's Stock Proposal is adopted by shareholders, the Board of Directors currently intends to pay dividends on Brink's Stock at an initial annual rate of $0.10 per share and on Burlington Stock at an initial annual rate of $0.24 per share, payable quarterly, which would be equivalent to an annual dividend of $0.22 per share of Services Stock. The Board expects to continue to pay a quarterly dividend at the annual rate of $0.65 per share on the Minerals
Stock and regular quarterly dividends on the Company's Preferred Stock.

     Under  the Virginia  Stock Corporation Act  and the  Company's Charter, the
Brink's Stock Proposal  must be approved  by (i) a  majority of the  outstanding shares  of Services Stock  and Minerals Stock  voting as a  single class, (ii) a majority of the outstanding shares of  Services Stock voting as a single  class,
(iii)  two-thirds of the outstanding shares of Minerals Stock voting as a single class and (iv) a majority of the outstanding shares of Preferred Stock voting as a single class. EVERY VOTE IS IMPORTANT. AFTER CAREFUL CONSIDERATION, THE  BOARD
OF   DIRECTORS  HAS  UNANIMOUSLY  APPROVED  THE  PROPOSAL  AND  RECOMMENDS  THAT
SHAREHOLDERS VOTE FOR THE PROPOSAL.

     It is important that you vote, and you are urged to complete, sign and date the enclosed proxy card or cards and mail it or them at your earliest convenience in the return envelope provided.

     Your prompt cooperation will be greatly appreciated.

                                         Sincerely,

                                         J. Farrell

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                                    PITTSTON

                         ------------------------------
                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD JANUARY 18, 1996
                         ------------------------------

     NOTICE  IS  HEREBY GIVEN  that  a special  meeting  of shareholders  of THE
PITTSTON COMPANY  will be  held on  Thursday, January  18, 1996,  at 3:00  p.m.,
Eastern  Standard Time, at  the Company's executive  offices, 100 First Stamford
Place, Seventh Floor, Stamford, Connecticut, for the following purposes:

          1. To consider the  Brink's Stock Proposal  which, if approved,  would constitute  (a) the adoption of certain amendments to the Restated Articles of Incorporation of  the Company  (i) increasing  the number  of shares  of authorized  common stock from 120 million to 170 million, consisting of 100 million shares of Pittston Brink's Group Common Stock, par value $1.00  per share  ('Brink's Stock'),  50 million  shares of  Pittston Burlington Group
     Common Stock par value $1.00 per share ('Burlington Stock') and 20  million shares  of Pittston Minerals Group Common  Stock, par value $1.00 per share
     ('Minerals Stock'), (ii) redesignating  each outstanding share of  Pittston
     Services  Group Common Stock, par value  $1.00 per share ('Services Stock')
     as  a  share  of  Brink's   Stock,  (iii)  establishing  the   preferences,
     limitations  and relative  rights of the  Brink's Stock  and the Burlington
     Stock, (iv) modifying certain provisions  of the Company's $31.25 Series  C
     Cumulative  Convertible Preferred Stock to conform  to the existence of the
     Brink's Stock and the Burlington Stock and (v) adjusting the current voting and liquidation rights of the Minerals Stock to assure their  proportionate continuation  immediately following implementation of the Proposal; (b) the approval of the distribution of Burlington Stock to the holders of Services
     Stock on the basis of  one-half of one share  of Burlington Stock for  each outstanding  share  of  Services Stock;  and  (c) the  adoption  of certain related amendments to, and the  approval of certain actions adjusting,  the
     Company's  stock option  and employee  benefit plans  and outstanding stock options.

          2. To transact such other business as may properly come before the meeting or any adjournment thereof.

     The close of business on December 11, 1995, has been fixed as the record date for determining the shareholders entitled to notice of and to vote at the meeting.

     If you do not expect to attend the special meeting in person, please complete, date and sign the enclosed proxy or proxies and return it or them in the enclosed envelope, which requires no postage if mailed in the United States.
Prompt response is helpful and your cooperation will be appreciated.

                                          AUSTIN F. REED
                                          Secretary

December 15, 1995

     YOUR  VOTE  IS IMPORTANT.  PLEASE MARK,  SIGN AND  DATE THE  ENCLOSED PROXY
CARD(S) AND RETURN IT OR THEM IN THE ENCLOSED ENVELOPE, WHETHER OR NOT YOU  PLAN
TO  ATTEND THE SPECIAL  MEETING. IF YOU  RECEIVE MORE THAN  ONE PROXY, PLEASE BE
SURE TO COMPLETE AND RETURN EACH OF THEM.

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                               TABLE OF CONTENTS

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                                                                                                          PAGE

Proxy Statement and Prospectus....................................................................   1
     Available Information........................................................................   3
     Incorporation of Certain Documents by Reference..............................................   3
     Proxy Statement Summary......................................................................   5
     Special Meeting..............................................................................   5
     The Brink's Stock Proposal...................................................................   5
     Summary Comparison of Terms of Existing Common Stock with Terms of Brink's Stock, Burlington
      Stock and Minerals Stock....................................................................   12
     Price Range of Services Stock and Minerals Stock and Dividends...............................   15
     Pittston Brink's Group -- Selected Financial Data............................................   16
     Pittston Burlington Group -- Selected Financial Data.........................................   18
     The Pittston Company and Subsidiaries -- Selected Financial Data.............................   20
     General......................................................................................   23
     The Brink's Stock Proposal...................................................................   23
          General.................................................................................   23
          Reasons for the Brink's Stock Proposal..................................................   25
          Recommendation of the Board.............................................................   26
          Risk Factors............................................................................   26
          Dividend Policy.........................................................................   31
          Description of Brink's Stock, Burlington Stock and Minerals Stock.......................   31
          Certain Management Policies.............................................................   37
          Accounting Matters and Policies.........................................................   38
          Stock Transfer Agent and Registrar......................................................   39
          Stock Exchange Listings.................................................................   39
          Dissenters' Rights......................................................................   39
          Financial Advisor.......................................................................   39
          Certain Federal Income Tax Considerations...............................................   40
          Amendments to Stock Option and Employee Benefit Plans and Adjustments to Outstanding
          Options.................................................................................   40
          Effects on Preferred Stock..............................................................   42
          Amended and Restated Rights Agreement...................................................   42
          Possible Antitakeover Effects...........................................................   44
     Other Information............................................................................   46
     Experts......................................................................................   46
     Legal Opinions...............................................................................   46
ANNEX I       -- Glossary of Certain Terms........................................................   I-1
ANNEX II      -- Articles of Amendment to the Restated Articles of Incorporation of The Pittston
                   Company........................................................................   II-1
ANNEX III-A   -- Amendments to the Non-Employee Directors' Stock Option Plan......................   III-A-1
ANNEX III-B   -- Amendments to the 1988 Stock Option Plan.........................................   III-B-1
ANNEX IV      -- Pittston Brink's Group -- Description of Business................................   IV-1
ANNEX V       -- Pittston Brink's Group -- Financial Information..................................   V-1
ANNEX VI      -- Pittston Burlington Group -- Description of Business.............................   VI-1
ANNEX VII     -- Pittston Burlington Group -- Financial Information...............................   VII-1
ANNEX VIII    -- The Pittston Company and Subsidiaries -- Description of Business.................   VIII-1
ANNEX IX      -- The Pittston Company and Subsidiaries -- Consolidated Financial Information......   IX-1
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                              THE PITTSTON COMPANY
                         PROXY STATEMENT AND PROSPECTUS
                            100 FIRST STAMFORD PLACE
                                P.O. BOX 120070
                            STAMFORD, CT 06912-0070
                                 (203) 978-5200
                            ------------------------
                   SPECIAL MEETING OF SHAREHOLDERS TO BE HELD
                      AT 3:00 P.M., EASTERN STANDARD TIME,
                         ON THURSDAY, JANUARY 18, 1996
                            ------------------------
     This  Proxy  Statement and  Prospectus  (hereinafter 'Proxy  Statement') is being furnished  to  the  shareholders  of  The  Pittston  Company,  a  Virginia corporation  ('Pittston' or the 'Company'),  in connection with the solicitation of proxies  by the  Board of  Directors of  Pittston ('Board')  from holders  of outstanding  shares of Pittston Services Group Common Stock, par value $1.00 per share ('Services Stock'), Pittston Minerals Group Common Stock, par value  $1.00 per  share ('Minerals Stock'), and from the beneficial owners of Pittston $31.25
Series C  Cumulative Convertible  Preferred Stock,  par value  $10.00 per  share
('Preferred  Stock'), for use at the Special Meeting of Shareholders of Pittston
to be held at 3:00 p.m., Eastern  Standard Time, on Thursday, January 18,  1996,
and  at any adjournment thereof (the 'Meeting'). A Glossary showing the pages on which certain terms  used in  this Proxy Statement  are defined  is attached  as
Annex I.

     Holders of Services Stock, Minerals Stock and Preferred Stock will be asked at the Meeting to vote upon a proposal to change the capitalization of the Company (the 'Brink's Stock Proposal'). Under the Brink's Stock Proposal,
Services Stock will be redesignated as Pittston Brink's Group Common Stock, par value $1.00 per share ('Brink's Stock'), on a share-for-share basis, and a new class of common stock designated as Pittston Burlington Group Common Stock, par value $1.00 per share ('Burlington Stock'), will be authorized and thereafter distributed to holders of Services Stock on the Effective Date (as defined below) in the ratio of one half of one share of Burlington Stock for each outstanding share of Services Stock. The Brink's Stock Proposal will not alter
Minerals Stock or the Pittston Minerals Group (as defined below) or the rights of holders of Minerals Stock except as otherwise described herein with respect to certain adjustments designed to conform the terms of the Minerals Stock to the existence of Brink's Stock and Burlington Stock and the continuing periodic adjustments to the voting rights of the Minerals Stock. Holders of Minerals
Stock will not receive any shares of Burlington Stock in connection with the transaction. If the Brink's Stock Proposal is approved, the Company's Common
Stock will consist of three classes, viz., Brink's Stock, Burlington Stock and Minerals Stock. The Brink's Stock Proposal will have no effect on the Company's
Preferred Stock except that if any Preferred Stock is converted after an exchange of Minerals Stock for Brink's Stock, the holder of such Preferred Stock would, upon conversion, receive shares of Brink's Stock in lieu of shares of Minerals Stock otherwise issuable upon such conversion.

     Brink's Stock and Burlington Stock are designed to provide holders of Services Stock with separate securities reflecting the different business activities of the Company's Services Group ('Pittston Services Group') without diminishing to holders of Services Stock or holders of Minerals Stock the benefits of remaining a single corporation or precluding future transactions affecting the Company or any Group (as defined below). Brink's Stock and Burlington Stock are designed to reflect the separate performance of the Company's security services and home security businesses ('Pittston Brink's
Group'), in the case of Brink's Stock, and global freight transportation and logistics management services businesses ('Pittston Burlington Group'), in the case of Burlington Stock, and to provide shareholders with an opportunity to separately evaluate and invest in each such class of Common Stock. Holders of Services Stock would have the ability to retain or sell either or both securities depending on their investment objectives. Pittston Brink's Group, Pittston Burlington Group and the Company's coal and minerals businesses
('Pittston Minerals Group') are sometimes herein referred to individually as a 'Group' or collectively as the 'Groups'. The Board intends to declare and pay dividends on Brink's Stock and Burlington Stock based primarily on the earnings, financial condition, cash flow and business requirements of Pittston Brink's
Group and Pittston Burlington Group, respectively. Future dividends will be payable when, as and if declared by the Board on the Brink's Stock and/or the Burlington Stock out of all funds of the Company legally available therefor. The
Company will separately report the

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financial  results of Pittston  Brink's Group and  Pittston Burlington Group and
will continue to separately  report the financial  results of Pittston  Minerals
Group. The redesignation of Services Stock as Brink's Stock and the distribution of Burlington Stock will not result in any transfer of assets and liabilities of the Company or any of its subsidiaries. Descriptions of the businesses of Pittston Brink's Group, Pittston Burlington Group and Pittston Minerals Group are set forth in Annexes IV, VI and VIII, respectively.

     The  Company has most recently paid dividends  on its Services Stock at the annual rate of $0.20 per share, payable quarterly. If the Brink's Stock Proposal is adopted, the Board currently intends to pay dividends on Brink's Stock at  an initial  annual rate of  $0.10 per share  and on Burlington  Stock at an initial annual rate of $0.24 per share, payable quarterly, which would be equivalent  to an  annual  dividend  of $0.22  per  share  of Services  Stock.  Subject  to the continued availability of an Available  Minerals Dividend Amount (as defined  in
the   Company's   Restated   Articles  of   Incorporation   (the   'Articles  of
Incorporation') --  see  Annex II),  the  Board expects  to  continue to  pay  a quarterly  dividend at the annual rate of $0.65 per share on the Minerals Stock.
Beneficial owners  of the  Company's Preferred  Stock will  continue to  receive quarterly dividends at the annual rate of $3.125 per share.

     Initially, holders of Brink's Stock, Burlington Stock and Minerals Stock will have approximately 61.5%, 30.7% and 7.8%, respectively, of the total voting power of all the outstanding shares of all classes of common stock. The aggregate voting power of holders of Minerals Stock reflected above will be unchanged by the proposal. Brink's Stock will have one vote per share at all times. Upon implementation of the proposal, Burlington Stock will have one vote per share, and Minerals Stock will have 0.626 votes per share (which votes per share are necessary so that Minerals Stock has the same aggregate voting power immediately following the implementation of the proposal as it will immediately prior thereto). Commencing January 1, 1998, the relative voting rights of the Burlington Stock and the Minerals Stock will be adjusted every two years in such a manner that each class' share of the aggregate voting power at such time will be equal to that class' share of the aggregate market capitalization of the Company's common stock at such time. In the event of the liquidation of the Company, holders of Brink's Stock, Burlington Stock and Minerals Stock will initially share on a per share basis an aggregate amount equal to 55%, 28% and 17%, respectively, of the funds, if any, remaining for distribution to common shareholders, subject to adjustment based on relative changes in the number of shares of such classes as more fully described herein. These features, as well as other factors, are discussed under 'The Brink's Stock Proposal -- Risk
Factors'.

     The Board has adopted a resolution, subject to approval by the shareholders of  the Brink's Stock Proposal, authorizing  the redesignation of Services Stock as Brink's  Stock and  declaring a  distribution of  one half  of one  share  of
Burlington  Stock  on each  outstanding share  of Services  Stock to  holders of record of Services Stock at  the close of business  on the date (the  'Effective
Date')   on  which  the  State  Corporation  Commission  of  Virginia  issues  a certificate of  amendment  with  respect  to  the  Articles  of  Amendment  (the
'Articles  of  Amendment')  to  the Articles  of  Incorporation,  which  date is expected to be January 18, 1996.

     The  Board  has  unanimously  approved  the  Brink's  Stock  Proposal   and
recommends that shareholders vote FOR the Proposal.

     There  has  been no  prior market  for either  Brink's Stock  or Burlington
Stock. Subject to shareholder approval, the New York Stock Exchange ('NYSE') has
approved  the  redesignation  of  Services  Stock  as  Brink's  Stock  and   the
distribution  and listing  of Burlington  Stock, subject  to official  notice of issuance.
                            ------------------------
THESE SECURITIES HAVE NOT  BEEN APPROVED OR DISAPPROVED  BY THE SECURITIES  AND
 EXCHANGE   COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
    PASSED  UPON  THE ACCURACY  OR ADEQUACY  OF  THIS PROXY  STATEMENT. ANY
           REPRESENTATION TO THE CONTRARY IS A  CRIMINAL OFFENSE.

                     --------------------------------------

                           Dated: December 15, 1995.

                                       2

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     NO   PERSON  IS  AUTHORIZED  TO  GIVE   ANY  INFORMATION  OR  TO  MAKE  ANY
REPRESENTATION NOT  CONTAINED IN  THIS PROXY  STATEMENT IN  CONNECTION WITH  THE
OFFERING  AND SOLICITATION MADE HEREBY, AND,  IF GIVEN OR MADE, SUCH INFORMATION
OR REPRESENTATION SHOULD  NOT BE  RELIED UPON  AS HAVING  BEEN AUTHORIZED.  THIS
PROXY  STATEMENT DOES NOT CONSTITUTE  AN OFFER TO SELL,  OR A SOLICITATION OF AN
OFFER TO  PURCHASE, THE  SECURITIES  OFFERED BY  THIS  PROXY STATEMENT,  OR  THE
SOLICITATION  OF A PROXY, IN  ANY JURISDICTION OR FROM ANY  PERSON TO WHOM IT IS
UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS  PROXY
STATEMENT  NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED PURSUANT TO THIS PROXY
STATEMENT SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE  HAS
BEEN NO CHANGE IN THE INFORMATION CONTAINED HEREIN OR IN THE AFFAIRS OF PITTSTON
SINCE THE DATE HEREOF.

                             AVAILABLE INFORMATION

     Pittston  is subject  to the  informational requirements  of the Securities
Exchange Act  of 1934,  as  amended (the  'Exchange  Act'), and,  in  accordance therewith,  files  reports,  proxy  statements and  other  information  with the
Securities and  Exchange  Commission  (the 'Commission').  Such  reports,  proxy statements  and  other information  filed by  the Company  can be  inspected and copied at  the public  reference  facilities of  the  Commission at  Room  1024,
Judiciary  Plaza,  450 Fifth  Street N.W.,  Washington, D.C.  20549, and  at the
Commission's Regional Offices at Seven World Trade Center, Suite 1300, New York,
New York 10048, and Northwestern Atrium  Center, 500 West Madison Street,  Suite
1400,  Chicago, Illinois 60661-2511. Copies of such materials can be obtained at prescribed rates from  the Public  Reference Section  of the  Commission at  450
Fifth  Street, N.W., Washington, D.C. 20549.  Documents filed by the Company can also be inspected at  the offices of  the NYSE, 20 Broad  Street, New York,  New
York 10005.

     Pittston  has filed a Registration Statement on Form S-4 (the 'Registration
Statement') with the Commission pursuant to the Securities Act of 1933, as amended (the 'Securities Act'), covering the shares of Brink's Stock and Burlington Stock issuable in connection with the Brink's Stock Proposal. This
Proxy Statement, which also constitutes the Prospectus of Pittston filed as part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits thereto, to which reference is hereby made. The principal office of Pittston is located at 100 First Stamford
Place, Stamford, Connecticut 06902 (telephone (203) 978-5200).

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to Section 13 of the Exchange Act are incorporated herein by reference: (i) the Annual Report on Form 10-K for the year ended December 31, 1994 (the '1994 Form
10-K'), (ii) the Quarterly Reports on Form 10-Q for the quarters ended March 31,
June 30 and September 30, 1995 and (iii) the Current Report on Form 8-K dated as of November 20, 1995.

     All reports and other documents filed  by the Company pursuant to  Sections
13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Proxy Statement and prior to the date of the Meeting shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and other documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement, to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement.

                                       3

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     THE  COMPANY UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING
ANY BENEFICIAL HOLDER, TO WHOM A PROXY STATEMENT IS DELIVERED, ON THE WRITTEN OR
ORAL REQUEST  OF  SUCH  PERSON,  A  COPY  OF  ANY  OR  ALL  OF  THE  INFORMATION
INCORPORATED  BY  REFERENCE IN  THIS PROXY  STATEMENT  (INCLUDING THE  1994 FORM
10-K), OTHER  THAN  EXHIBITS  TO  SUCH INFORMATION  (UNLESS  SUCH  EXHIBITS  ARE
SPECIFICALLY  INCORPORATED  BY REFERENCE  INTO THE  INFORMATION THAT  THIS PROXY
STATEMENT INCORPORATES). REQUESTS FOR SUCH  COPIES SHOULD BE DIRECTED TO  AUSTIN
F.  REED, VICE PRESIDENT,  GENERAL COUNSEL AND  SECRETARY, THE PITTSTON COMPANY,
100 FIRST  STAMFORD PLACE,  P.O. BOX  120070, STAMFORD,  CONNECTICUT  06912-0070
(TELEPHONE  (203) 978-5200). IN ORDER TO  ALLOW TIMELY DELIVERY OF THE DOCUMENT,
ANY REQUEST SHOULD BE MADE BY JANUARY 4, 1996.

                            ------------------------
     If you  require additional  copies  of the  Proxy  Statement or  the  Proxy
Card(s), please contact Kissel-Blake Inc. at 1-800-554-7733 (toll free).

                                       4

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                            PROXY STATEMENT SUMMARY

     The following is a summary of certain information contained elsewhere in this Proxy Statement. Reference is made to, and this Summary is qualified in its entirety by, the more detailed information contained, or incorporated by reference, in this Proxy Statement and the Annexes hereto. Unless otherwise defined herein, capitalized terms used in this Summary have the respective meanings ascribed to them elsewhere in this Proxy Statement. See Annex
I --  Glossary of  Certain Terms.  Shareholders  are urged  to read  this  Proxy
Statement and the Annexes hereto in their entirety.

                                SPECIAL MEETING

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DATE, TIME AND PLACE OF MEETING..............  The  Special  Meeting of  Shareholders will  be held  on Thursday,
                                                 January 18, 1996, at  3:00 p.m., Eastern  Standard Time, in  the
                                                 Company's  executive offices, Seventh  Floor, 100 First Stamford
                                                 Place, Stamford, Connecticut.
PROPOSAL TO BE CONSIDERED AT THE MEETING.....  The Brink's Stock Proposal will be the only proposal considered at the Meeting.
MEETING RECORD DATE..........................  December 11, 1995 (the 'Record Date').
VOTING.......................................  Each holder of Services Stock,  each holder of Minerals Stock  and each beneficial owner of Preferred Stock is entitled to one vote for each share held of record or beneficially owned, as the case may  be,  at the  close of  business on  December 11,  1995. The affirmative vote of the following  groups of the holders of  the
                                                 Company's  securities  are  each required  for  approval  of the
                                                 Brink's Stock Proposal:
                                                    (1) holders  of  a  majority of  the  outstanding  shares  of
                                                        Services  Stock  and Minerals  Stock  voting as  a single
                                                        class;
                                                    (2) holders  of  a  majority of  the  outstanding  shares  of
                                                        Services Stock voting as a single class;
                                                    (3)  holders  of  two-thirds  of  the  outstanding  shares of
                                                        Minerals Stock voting as a single class; and
                                                    (4) holders  of  a  majority of  the  outstanding  shares  of
                                                        Preferred Stock voting as a single class.

                                           THE BRINK'S STOCK PROPOSAL
GENERAL......................................  The  shareholders of the Company are  being asked to vote in favor of the Brink's Stock Proposal which, if approved, would have the following effects (collectively, the 'Transaction'):
                                                     amend the Company's  Articles of  Incorporation to  increase the  shares of authorized  common stock from  120 million to
                                                     170 million,  consisting of  100 million  shares of  Brink's
                                                     Stock,  50 million shares of Burlington Stock and 20 million shares of Minerals Stock;
                                                     amend  the  Company's  Articles  of  Incorporation  to  make certain  adjustments to  the rights  of holders  of Minerals
                                                     Stock with  respect to  voting, exchanges  and  liquidation, including initially increasing the number of votes per share of  Minerals Stock from 0.417 votes per share to 0.626 votes per share (which adjustment is  intended to ensure that  the holders  of Minerals  Stock have  the same  aggregate voting
                                                     power   immediately   following   implementation   of    the
                                                     Transaction as they will immediately prior thereto);
                                                     redesignate  each outstanding share of Services Stock as one share of Brink's Stock;

                                                     approve the distribution to holders of Services Stock of one half of one share of  Burlington Stock for each  outstanding share of Services Stock; and
                                                     approve  the adoption of certain  related amendments to, and certain  related  actions  adjusting,  the  Company's  stock option  and  employee  benefit plans  and  outstanding stock options.
                                               IF THE  BRINK'S STOCK  PROPOSAL IS  NOT ADOPTED  BY  SHAREHOLDERS,
                                                 SERVICES  STOCK  WILL  NOT  BE  REDESIGNATED  AS  BRINK'S STOCK,
                                                 BURLINGTON  STOCK  WILL  NOT  BE  CREATED  AND  DISTRIBUTED,  NO
                                                 AMENDMENTS  TO THE ARTICLES  OF INCORPORATION WILL  BE MADE, THE
                                                 RELATED STOCK OPTION AND EMPLOYEE BENEFIT PLANS AND  OUTSTANDING
                                                 STOCK  OPTIONS WILL NOT  BE AMENDED OR  ADJUSTED PURSUANT TO THE
                                                 BRINK'S STOCK PROPOSAL AND  THE DIVIDEND POLICY CONTEMPLATED  BY
                                                 THE BRINK'S STOCK PROPOSAL WILL NOT BE IMPLEMENTED.
REASONS FOR THE BRINK'S
  STOCK PROPOSAL.............................  Brink's  Stock and  Burlington Stock  are designed  to reflect the separate performance of the Company's security services and home security businesses in the case of Brink's Stock, and its global
                                                 freight  transportation   and  logistics   management   services
                                                 business  in  the  case  of Burlington  Stock.  The  Proposal is intended to enhance shareholder value by creating two separately traded securities, one of which will be linked to the  Company's higher  growth security services and home security business, and the other will  represent a  targeted investment  in the  global transportation business. Holders of Services Stock will have the ability  to retain or  sell either or  both securities depending upon their  investment  objectives. Separate  equity  securities could  also afford increased flexibility to raise capital and/or make acquisitions  for  the  Brink's Group  and  the  Burlington
                                                 Group,   respectively,   with   an   equity   security   related
                                                 specifically to that  Group. The  Proposal is  also designed  to create  separate equity  securities which  will provide enhanced management incentive programs tied more directly to the business results and  stock  price  performance of  the  Group  in  which management  is  employed. The  Proposal is  designed to  have no adverse effect on  the holders of  the Company's Minerals  Stock and Preferred Stock.
RECOMMENDATION OF THE BOARD..................  THE  BOARD HAS UNANIMOUSLY APPROVED THE BRINK'S STOCK PROPOSAL AND
                                                 BELIEVES THAT  ITS ADOPTION  IS  IN THE  BEST INTERESTS  OF  THE
                                                 COMPANY  AND ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD RECOMMENDS
                                                 THAT ALL  SHAREHOLDERS VOTE  IN  FAVOR OF  THE ADOPTION  OF  THE
                                                 PROPOSAL.
RISK FACTORS.................................  When  evaluating the  Brink's Stock Proposal,  shareholders of the
                                                 Company should be aware  of the factors  set forth below,  which are  more fully described in 'The Brink's Stock Proposal -- Risk
                                                 Factors'.
                                               Financial Impacts  of One  Group Could  Affect the  Other  Groups.
                                                 Although  Brink's  Stock and  Burlington  Stock are  designed to reflect the operations  of Pittston Brink's  Group and  Pittston
                                                 Burlington Group, respectively, and Minerals Stock will continue to reflect the operations of Pittston Minerals Group, holders of
                                                 Brink's  Stock,  Burlington  Stock and  Minerals  Stock  will be shareholders of

                                                 the Company, which will continue  to be responsible for all  its liabilities.  Financial developments  affecting Pittston Brink's
                                                 Group, Pittston Burlington Group or Pittston Minerals Group that affect  the  Company's  financial  condition  could  affect  the results  of operations and the  financial condition of all three
                                                 Groups. In addition, any net  losses of Pittston Brink's  Group,
                                                 Pittston Burlington Group or Pittston Minerals Group will reduce the  legally available  funds of  the Company  available for the payment of dividends on each of Brink's Stock, Burlington  Stock and  Minerals Stock.  Accordingly, the  financial information of each of  the  Groups  must  be  read  in  conjunction  with  the
                                                 Company's consolidated financial information.
                                               In  addition, since Pittston Brink's Group and Pittston Burlington
                                                 Group  will   be  distinct   Groups  with   separate   financial
                                                 statements,  an event affecting  one Group which  might not have been material to Pittston Services Group could be material  with respect  to that Group  and could adversely  affect that Group's results of operations. Since  financial developments within  one
                                                 Group  can affect other Groups,  all shareholders of the Company could be adversely affected by any such event.
                                               No Prior Market  for Brink's Stock  or Burlington Stock;  Relative
                                                 Prices  To Be Determined by  the Market. Although Services Stock
                                                 has been publicly traded on the NYSE since July 1993, there  has been  no  prior market  for either  Brink's Stock  or Burlington
                                                 Stock. As  a  result,  there  can be  no  assurance  as  to  the liquidity  of the trading markets  that will develop for Brink's
                                                 Stock or Burlington Stock or that the combined market values  of
                                                 Brink's  Stock  and Burlington  Stock held  by a  shareholder of
                                                 Services Stock will equal or exceed the market value of Services
                                                 Stock  held  by   such  shareholder  prior   to  the   Company's
                                                 announcement of the Transaction, and such combined market values could  be  less than  such market  value  of Services  Stock. In addition, until an orderly market develops for Brink's Stock and
                                                 Burlington Stock, their respective trading prices may  fluctuate significantly.
                                               Voting  Power; Effects on Holders  of Brink's Stock and Burlington
                                                 Stock. When  holders  of  Brink's Stock,  Burlington  Stock  and
                                                 Minerals  Stock  vote together  as  a single  voting  group, the holders of one  class of common  stock may be  in a position  to control the outcome of such vote if such class has more than the required  number of votes. Initially,  holders of Brink's Stock,
                                                 Burlington Stock  and  Minerals Stock  will  have  approximately
                                                 61.5%,  30.7% and 7.8%, respectively,  of the total voting power of all the outstanding shares of all classes of common stock.
                                               Effective on  January  1,  1996,  pursuant to  the  terms  of  the
                                                 Company's  existing Articles of Incorporation, the voting rights of holders of Minerals Stock will be reduced from  approximately
                                                 17%  of  the aggregate  voting power  of all  outstanding common stock to  approximately 7.8%  of  such aggregate  voting  power, based  on the  average relative  fair market  values of Minerals
                                                 Stock and  Services Stock  during the  period from  November  16 through  November 30, 1995.  See 'Price Range  of Services Stock
                                                 and Minerals Stock and Dividends'.
                                               Pursuant to the Brink's Stock Proposal, holders of Minerals  Stock initially  will have 0.626 votes per share (which will result in the aggregate voting rights of  holders of Minerals Stock  being initially unchanged as a result of the

                                                 implementation  of the  Transaction from  that which  will exist immediately prior thereto). The  Brink's Stock Proposal  further provides  that holders of  Brink's Stock at  all times will have one vote per  share, and holders  of Burlington Stock  initially will have one vote per share. The votes of holders of Burlington
                                                 Stock  and  Minerals  Stock  will be  subject  to  adjustment on
                                                 January 1, 1998, and on January 1 every two years thereafter  in such  a manner  that each class'  share of  the aggregate voting power at such  time will be  equal to that  class' share of  the aggregate market capitalization of the Company's common stock at such time.
                                               Subject  to NYSE rules governing the issuance of additional shares of any class of  common stock, no  Group voting separately  will have  the right  under Virginia law  to approve  the issuance of additional shares of its class of common stock. Since holders of
                                                 Brink's Stock,  Burlington Stock  and Minerals  Stock  generally vote  together as a single voting  group, any issuance of shares of any  class requiring  shareholder approval  under NYSE  rules will  require approval  by holders of  Brink's Stock, Burlington
                                                 Stock and Minerals  Stock voting together.  See 'Description  of
                                                 Brink's Stock, Burlington Stock and Minerals Stock -- Voting'.
                                               Fiduciary  Duties  of  the Board;  No  Definitive  Precedent Under
                                                 Virginia Law. Under principles of  Virginia law, each member  of the  Board must act  in accordance with  his good faith business judgment of  the  best interests  of  the Company,  taking  into consideration  the interests  of all  shareholders regardless of class. However, the Company is not aware of any precedent  under
                                                 Virginia  law  concerning the  manner  in which  such principles would be  applied  in  the  context  of  the  capital  structure contemplated by the Brink's Stock Proposal.
                                               Potential Conflicts of Interest. The existence of separate classes of  common stock of the Company  may give rise to occasions when the interests of the holders of Brink's Stock, Burlington  Stock and  Minerals  Stock  may  diverge  or  appear  to  diverge. For example, such conflicts could arise with respect to the  payment
                                                 of   dividends  on  the  respective  classes  of  common  stock, decisions with respect to the repurchase of shares, the exchange of outstanding shares of Burlington Stock or Minerals Stock  for shares  of  Brink's  Stock  and  the  disposition  of  assets of
                                                 Pittston Burlington Group, Pittston  Minerals Group or  Pittston
                                                 Brink's   Group.  The  Board  will   resolve  any  conflicts  in
                                                 accordance  with  its  good  faith  business  judgment  of   the
                                                 Company's best interests.
DIVIDEND POLICY..............................  The Company has most recently paid dividends on its Services Stock at the annual rate of $0.20 per share, payable quarterly. If the
                                                 Brink's  Stock Proposal is adopted,  the Board initially intends to pay dividends on Brink's Stock  at an initial annual rate  of
                                                 $0.10  per share  and on Burlington  Stock at  an initial annual rate of $0.24 per share, payable quarterly, which, after  giving effect  to  the Transaction,  would be  equivalent to  an annual dividend of $0.22 per share of Services Stock. The Board has the discretion to  reduce these  intended dividends,  or to  pay  no dividends  at all.  The Board  intends to  continue its existing
                                                 policies  with  respect  to  the  declaration  and  payment   of
                                                 dividends on Minerals Stock.

                                               The  Board intends to  declare and pay  dividends on Brink's Stock
                                                 and  Burlington  Stock  based   primarily  upon  the   earnings,
                                                 financial  condition,  cash  flow and  business  requirements of
                                                 Pittston  Brink's   Group   and   Pittston   Burlington   Group,
                                                 respectively.  Since the Company remains subject to Virginia law limitations on  dividends and  to dividend  restrictions in  its public  debt  and bank  credit agreements,  losses by  one Group could affect the Company's ability  to pay dividends in  respect of  stock relating to another  Group. For information concerning restrictions on the funds from which dividends on Brink's Stock,
                                                 Burlington Stock  and  Minerals  Stock may  be  paid,  see  'The
                                                 Brink's  Stock Proposal -- Dividend  Policy' and 'Description of
                                                 Brink's Stock, Burlington Stock and Minerals
                                                 Stock -- Dividends'.
DESCRIPTION OF BRINK'S STOCK,
  BURLINGTON STOCK
  AND MINERALS STOCK.........................  Dividends. Dividends on Brink's Stock and Burlington Stock will be limited as prescribed by Virginia law and are also restricted by covenants in the Company's public debt indenture and bank credit agreements, the most restrictive of which would have allowed, as of September 30, 1995, dividends of  up to $225 million to  have been paid on all classes of capital stock.
                                               The dividend policies and limitations applicable to Minerals Stock will not be altered by the Brink's Stock Proposal.
                                               Exchange.  The Brink's Stock Proposal  will permit the Company, at any time, to exchange each outstanding share of Burlington Stock for shares of  Brink's Stock (or,  if no Brink's  Stock is  then outstanding,  Minerals  Stock) having  a  Fair Market  Value (as defined at page 34)  equal to 115% of  the Fair Market Value  of one share of Burlington Stock. In addition, upon the disposition of  all or  substantially all  of the  properties and  assets of
                                                 Pittston Burlington  Group to  any person  (with certain  excep-
                                                 tions),  the Company  is required  to exchange  each outstanding share of Burlington Stock for shares of Brink's Stock (or, if no
                                                 Brink's Stock is then outstanding, Minerals Stock) having a Fair
                                                 Market Value equal to 115% of the Fair Market Value of one share of Burlington Stock.
                                               The Company will  also have the  right, at any  time, to  exchange each  outstanding share of Minerals  Stock, which was previously subject to exchange for shares of Services Stock, for shares  of
                                                 Brink's  Stock  (or, if  no Brink's  Stock is  then outstanding,
                                                 Burlington Stock) having a  Fair Market Value  equal to 115%  of the  Fair  Market  Value  of one  share  of  Minerals  Stock. In addition, upon the  disposition of all  or substantially all  of the  properties  and assets  of Pittston  Minerals Group  to any person (with  certain exceptions),  the Company  is required  to exchange  each outstanding share of Minerals Stock for shares of
                                                 Brink's Stock  (or, if  no Brink's  Stock is  then  outstanding,
                                                 Burlington  Stock) having a  Fair Market Value  equal to 115% of the Fair Market  Value of one  share of Minerals  Stock. If  any shares  of the Company's Preferred  Stock are converted after an exchange of  Minerals Stock  for  Brink's Stock  (or  Burlington
                                                 Stock),  the holder of such  Preferred Stock would, upon conver-
                                                 sion, receive shares of Brink's  Stock (or Burlington Stock)  in lieu  of shares of  Minerals Stock otherwise  issuable upon such conversion.

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
                                               The ability to  effect such  exchanges provides  the Company  with flexibility  to  alter  its capital  structure  if  warranted by future facts and circumstances. Shares of Brink's Stock are  not subject  to  either  optional  or  mandatory  exchange.  The net proceeds of any disposition of properties and assets of Pittston
                                                 Brink's Group will be attributed  to Pittston Brink's Group.  In the  case  of  a disposition  of  all or  substantially  all the properties and assets of any other Group, the net proceeds  will be  attributed to the Group the shares of which have been issued in exchange for shares of the disposing Group.
                                               Voting. Effective on January 1, 1996, pursuant to the terms of the
                                                 Company's existing Articles of Incorporation, the voting  rights of  holders of Minerals Stock will be reduced from approximately
                                                 17% of  the aggregate  voting power  of all  outstanding  common stock  to  approximately 7.8%  of  such aggregate  voting power, based on the  average relative  fair market  values of  Minerals
                                                 Stock  and  Services Stock  during the  period from  November 16 through November 30,  1995. See 'Price  Range of Services  Stock
                                                 and Minerals Stock and Dividends'.
                                               Pursuant  to the Brink's Stock Proposal, holders of Minerals Stock initially will have 0.626 votes per share (which will result  in the  aggregate voting rights of  holders of Minerals Stock being initially unchanged as  a result  of the  implementation of  the
                                                 Transaction   from  that  which  will  exist  immediately  prior
                                                 thereto). The  Brink's  Stock  Proposal  further  provides  that holders  of Brink's  Stock at all  times will have  one vote per share, and holders of Burlington  Stock initially will have  one vote  per share.  The votes of  holders of  Burlington Stock and
                                                 Minerals Stock will be subject to adjustment on January 1, 1998, and on January  1 every two  years thereafter in  such a  manner that  each class'  share of the  aggregate voting  power at such time will be equal to that class' share of the aggregate  market capitalization  of  the  Company's common  stock  at  such time.
                                                 Accordingly, on each adjustment  date, each share of  Burlington
                                                 Stock  and  Minerals  Stock may  have  more than,  less  than or continue to have the number of votes per share as they initially will have  following  the  implementation  of  the  Transaction.
                                                 Holders  of Brink's  Stock, Burlington Stock  and Minerals Stock
                                                 will vote together as a single voting group on all matters as to which all common shareholders are  entitled to vote. The  voting rights  of the Preferred  Stock are not  affected by the Brink's
                                                 Stock Proposal.
                                               As prescribed by Virginia law, certain amendments to the  Articles of Incorporation affecting, among other things, the designation, rights,  preferences or  limitations of  one class  of stock, or certain mergers or statutory  share exchanges, must be  approved by  the holders  of such  class of  stock, voting  as a separate voting group, and, in certain circumstances, may also have to be approved by the holders of the other classes of stock, voting as separate voting groups.
                                               Liquidation. Under the Brink's Stock  Proposal, in the event of  a dissolution,  liquidation  or  winding up  of  the  Company, the holders of Brink's  Stock, Burlington Stock  and Minerals  Stock
                                                 will  share on  a per share  basis an aggregate  amount equal to
                                                 55%, 28% and 17%, respectively, of the funds, if any,  remaining
                                                 for   distribution  to  the   common  shareholders,  subject  to
                                                 adjustment as

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
                                                 described below. In the case of Minerals Stock, such  percentage has been set, using a nominal number of shares of Minerals Stock of  4,202,954  (the 'Nominal  Shares') in  excess of  the actual number of shares of Minerals  Stock outstanding, to ensure  that the  holders of Minerals Stock are entitled to the same share of any such funds immediately  following the implementation of  the
                                                 Transaction  as  they  were  prior  thereto.  These  liquidation percentages are subject to adjustment  in the future based  upon the  total number of  shares of Brink's  Stock, Burlington Stock and Minerals  Stock,  as  the  case  may  be,  then  outstanding compared  to the total number of shares of all classes of common stock then outstanding  (which totals, in  the case of  Minerals
                                                 Stock, shall include the Nominal Shares).
NYSE LISTINGS................................  Subject  to  shareholder  approval,  the  NYSE  has  approved  the redesignation  of  Services  Stock  as  Brink's  Stock  and  the
                                                 distribution  of Burlington  Stock and their  listings under the symbols 'PZB'  and  'PZX',  respectively,  subject  to  official notice  of issuance.  For further information,  see 'The Brink's
                                                 Stock Proposal -- Stock Exchange Listings'.
DISSENTERS' RIGHTS...........................  Under the  Virginia Stock  Corporation Act,  no shareholders  have
                                                 dissenters'   rights  in  connection   with  the  Brink's  Stock
                                                 Proposal.
TAX CONSIDERATIONS...........................  The Company has been advised by  tax counsel that no gain or  loss will  be  recognized  by  the  shareholders  or  the  Company in connection with  the Transaction;  however, there  are no  court decisions bearing directly on the Brink's Stock Proposal and the
                                                 Internal  Revenue  Service has  had under  study since  1987 the
                                                 Federal income tax consequences  of transactions similar to  the
                                                 Brink's Stock Proposal. See 'The Brink's Stock
                                                 Proposal -- Certain Federal Income Tax Considerations'.
FRACTIONAL SHARES............................  Fractional  shares of Burlington Stock will  not be issued. If the number of shares of Burlington Stock to be issued to any  holder of  Services Stock  includes a  fraction of  a whole  share, the
                                                 Company will pay to  such holder, within  60 trading days  after the  Effective  Date, the  cash value  of such  fractional share based on  the  average of  the  high  and low  sales  prices  of
                                                 Burlington  Stock during the first  three trading days following the Effective Date.

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
              SUMMARY COMPARISON OF TERMS OF EXISTING COMMON STOCK
        WITH TERMS OF BRINK'S STOCK, BURLINGTON STOCK AND MINERALS STOCK

     The following summary is qualified in its entirety by the detailed information and financial statements appearing elsewhere or incorporated by reference in this Proxy Statement. See 'The Brink's Stock Proposal'. Capitalized terms used in this Summary have the respective meanings ascribed to them elsewhere in this Proxy Statement. See Annex I -- Glossary of Certain Terms.

                                EXISTING COMMON STOCK                                  BRINK'S STOCK PROPOSAL
                      ------------------------------------------  ----------------------------------------------------------------
                       PITTSTON SERVICES     PITTSTON MINERALS      PITTSTON BRINK'S    PITTSTON BURLINGTON    PITTSTON MINERALS
                             GROUP                 GROUP                 GROUP                 GROUP                 GROUP
                          COMMON STOCK          COMMON STOCK          COMMON STOCK          COMMON STOCK          COMMON STOCK
                      --------------------  --------------------  --------------------  --------------------  --------------------

Business:             Security services     Coal and minerals     Security services     Global freight        Coal and minerals
                      and home security     businesses through    and home security     transportation and    businesses through
                      businesses through    Pittston Coal Compa-  businesses through    logistics management  Pittston Coal Compa-
                      Brink's,              ny and Pittston       Brink's,              services through      ny and Pittston
                      Incorporated and      Mineral Ventures.     Incorporated and      Burlington Air        Mineral Ventures.
                      Brink's Home Se-                            Brink's Home Se-      Express Inc.
                      curity, Inc. and                            curity, Inc.
                      global freight
                      transportation and
                      logistics manage-
                      ment services
                      through Burlington
                      Air Express Inc.

Distribution:                  --                    --           Existing shares of    Shareholders of Ser-           --
                                                                  Services Stock will   vices Stock will re-
                                                                  be redesignated as    ceive a distribution
                                                                  Brink's Stock on a    of one-half of one
                                                                  share-for-share       share of Burlington
                                                                  basis.                Stock for each share
                                                                                        of Services Stock.

Number of Shares
  Outstanding as of
  December 11, 1995:  41,573,743            8,405,908             41,573,743 (based on  20,786,872 (based on  8,405,908
                                                                  the number of shares  the number of shares
                                                                  of Services Stock     of Services Stock
                                                                  outstanding as of     outstanding as of
                                                                  December 11, 1995).   December 11, 1995).

Number of Authorized
  Shares:             100,000,000           20,000,000            100,000,000           50,000,000            20,000,000

Voting Rights:        Holders of Services   Holders of Minerals   Except as otherwise   Except as otherwise   Except as otherwise
                      Stock generally vote  Stock generally vote  described herein,     described herein,     described herein,
                      with holders of       with holders of Ser-  holders of Brink's    holders of            holders of Minerals
                      Minerals Stock as a   vices Stock as a      Stock will vote with  Burlington Stock      Stock will vote with
                      single voting group.  single voting group.  holders of            will vote with        holders of Brink's
                      Services Stock has    Effective as of       Burlington Stock and  holders of Brink's    Stock and Burlington
                      one vote per share.   January 1, 1996,      Minerals Stock as a   Stock and Minerals    Stock as a single
                                            Minerals Stock will   single voting group.  Stock as a single     voting group.
                                            have 0.417 votes per  Brink's Stock will    voting group.         Minerals Stock will
                                            share, subject to     have one vote per     Burlington Stock      have 0.626 votes per
                                            adjustment on Janua-  share.                will have one vote    share (which
                                            ry 1, 1998, and on                          per share, subject    adjustment is
                                            January 1 every two                         to adjustment on      necessary so that
                                            years thereafter                            January 1, 1998, and  Minerals Stock has
                                            based upon the                              on each January 1     the same aggregate
                                            relative Fair Mar-                          every two years       voting
                                            ket Values (as                              thereafter in such a  power immediately
                                            defined at page 34)                         manner that           following the imple-
                                            of one share of                             Burlington Group's    mentation of the
                                            Minerals Stock and                          share of the          Transaction as it
                                            one share of                                aggregate voting      will immediately
                                            Services Stock.                             power at such time    prior thereto),
                                                                                        will be equal to its  subject to
                                                                                        relative share of     adjustment on Janua-
                                                                                        the aggregate market  ry 1, 1998, and on
                                                                                        capitalization of     each January 1 every
                                                                                        the Company's common  two years thereafter
                                                                                        stock at such time.   in such a manner
                                                                                                              that Minerals
                                                                                                              Group's share of the
                                                                                                              aggregate voting
                                                                                                              power at such time
                                                                                                              will be equal to its
                                                                                                              relative share of
                                                                                                              the aggregate market
                                                                                                              capitalization of
                                                                                                              the Company's common
                                                                                                              stock at such time.

                                EXISTING COMMON STOCK                                  BRINK'S STOCK PROPOSAL
                      ------------------------------------------  ----------------------------------------------------------------
                       PITTSTON SERVICES     PITTSTON MINERALS      PITTSTON BRINK'S    PITTSTON BURLINGTON    PITTSTON MINERALS
                             GROUP                 GROUP                 GROUP                 GROUP                 GROUP
                          COMMON STOCK          COMMON STOCK          COMMON STOCK          COMMON STOCK          COMMON STOCK
                      --------------------  --------------------  --------------------  --------------------  --------------------

Dividends:            The Company cur-      The Company cur-      The Company cur-      The Company cur-      Unchanged from that
                      rently pays           rently pays           rently intends to     rently intends to     applicable to
                      dividends on          dividends on          pay an initial        pay an initial        existing Minerals
                      Services Stock at an  Minerals Stock at an  dividend on Brink's   dividend on           Stock.
                      annual rate of $0.20  annual rate of $0.65  Stock at an annual    Burlington Stock at
                      per share, payable    per share, payable    rate of $0.10 per     an annual rate of
                      quarterly, at the     quarterly, at the     share, payable        $0.24 per share,
                      discretion of the     discretion of the     quarterly.            payable quarterly.
                      Board based           Board based           Thereafter,           Thereafter,
                      primarily upon the    primarily upon the    dividends on Brink's  dividends on
                      earnings, financial   earnings, financial   Stock will be paid    Burlington Stock
                      condition, cash flow  condition, cash flow  at the discretion of  will be paid at the
                      and business re-      and business re-      the Board based       discretion of the
                      quirements of         quirements of         primarily upon the    Board based pri-
                      Pittston Services     Pittston Minerals     earnings, financial   marily upon the
                      Group.                Group. Dividends are  condition, cash flow  earnings, financial
                                            payable out of the    and business re-      condition, cash flow
                                            lesser of (i) all     quirements of         and business
                                            funds of the Company  Pittston Brink's      requirements of
                                            legally available     Group.                Pittston Burlington
                                            for the payment of                          Group.
                                            dividends and (ii)
                                            the Available
                                            Minerals Dividend
                                            Amount.

Exchanges:            None.                 The Company may, at   None.                 The Company may, at   The Company may, at
                                            any time, exchange                          any time, exchange    any time, exchange
                                            each outstanding                            each outstanding      each outstanding
                                            share of Minerals                           share of Burlington   share of Minerals
                                            Stock for shares of                         Stock for shares of   Stock for shares of
                                            Services Stock                              Brink's Stock (or,    Brink's Stock (or,
                                            having a Fair Market                        if no Brink's Stock   if no Brink's Stock
                                            Value (as defined at                        is then outstanding,  is then outstanding,
                                            page 34) equal to                           Minerals Stock)       Burlington Stock)
                                            115% of the Fair                            having a Fair Market  having a Fair Market
                                            Market Value of one                         Value equal to 115%   Value equal to 115%
                                            share of Minerals                           of the Fair Market    of the Fair Market
                                            Stock. In addition,                         Value of one share    Value of one share
                                            if the Company sells                        of Burlington Stock.  of Minerals Stock.
                                            all or substantially                        In addition, if the   In addition, if the
                                            all of the                                  Company sells all or  Company sells all or
                                            properties and                              substantially all of  substantially all of
                                            assets of Pittston                          the properties and    the properties and
                                            Minerals Group, the                         assets of Pittston    assets of Pittston
                                            Company must                                Burlington Group,     Minerals Group, the
                                            exchange each                               the Company must      Company must ex-
                                            outstanding share of                        exchange each         change each
                                            Minerals Stock for                          outstanding share of  outstanding share of
                                            shares of Services                          Burlington Stock for  Minerals Stock for
                                            Stock having a Fair                         shares of Brink's     shares of Brink's
                                            Market Value equal                          Stock (or, if no      Stock (or, if no
                                            to 115% of the Fair                         Brink's Stock is      Brink's Stock is
                                            Market Value of one                         then outstanding,     then outstanding,
                                            share of Minerals                           Minerals Stock)       Burlington Stock)
                                            Stock.                                      having a Fair Market  having a Fair Market
                                                                                        Value equal to 115%   Value equal to 115%
                                                                                        of the Fair Market    of the Fair Market
                                                                                        Value of one share    Value of one share
                                                                                        of Burlington Stock.  of Minerals Stock.

                                EXISTING COMMON STOCK                                  BRINK'S STOCK PROPOSAL
                      ------------------------------------------  ----------------------------------------------------------------
                       PITTSTON SERVICES     PITTSTON MINERALS      PITTSTON BRINK'S    PITTSTON BURLINGTON    PITTSTON MINERALS
                             GROUP                 GROUP                 GROUP                 GROUP                 GROUP
                          COMMON STOCK          COMMON STOCK          COMMON STOCK          COMMON STOCK          COMMON STOCK
                      --------------------  --------------------  --------------------  --------------------  --------------------

Liquidation:          In the event of the   In the event of the   In the event of the   In the event of the   In the event of the
                      liquidation of the    liquidation of the    liquidation of the    liquidation of the    liquidation of the
                      Company, holders of   Company, holders of   Company, holders of   Company, holders of   Company, holders of
                      Services Stock will   Minerals Stock will   Brink's Stock will    Burlington Stock      Minerals Stock will
                      share the funds, if   share the funds, if   initially share on a  will initially share  initially share on a
                      any, remaining for    any, remaining for    per share basis an    on a per share basis  per share basis an
                      distribution to       distribution to       aggregate amount      an aggregate amount   aggregate amount
                      common shareholders   common shareholders   equal to              equal to              equal to
                      on a per share basis  on a per share basis  approximately 55% of  approximately 28% of  approximately 17% of
                      in proportion to the  in proportion to the  the funds, if any,    the funds, if any,    the funds, if any,
                      total number of       total number of       remaining for         remaining for         remaining for
                      shares of Services    shares of Minerals    distribution to       distribution to       distribution to
                      Stock then outstand-  Stock then outstand-  common shareholders,  common shareholders,  common shareholders.
                      ing to the total      ing to the total      which percentage      which percentage      Such percentage has
                      number of shares of   number of shares of   shall be subject to   shall be subject to   been set to ensure
                      all classes of        all classes of        adjustment in the     adjustment in the     that the holders of
                      common stock then     common stock then     future based upon     future based on the   Minerals Stock are
                      outstanding (which    outstanding (which    the total number of   total number of       entitled to the same
                      as of the Record      as of the Record      shares of Brink's     shares of Burlington  share of any such
                      Date represents a     Date represents a     Stock then outstand-  Stock then outstand-  funds immediately
                      share of approxi-     share of approxi-     ing as compared to    ing as compared to    following the con-
                      mately 83% of such    mately 17% of such    the total number of   the total number of   summation of the
                      funds).               funds).               shares of all         shares of all         Transaction as they
                                                                  classes of common     classes of common     were prior thereto.
                                                                  stock then            stock then            Thereafter, the
                                                                  outstanding           outstanding           Minerals Stock's
                                                                  (including the        (including the        share of such funds
                                                                  Nominal Shares).      Nominal Shares).      shall be subject to
                                                                                                              adjustment in the
                                                                                                              future based on the
                                                                                                              total number of
                                                                                                              shares of Minerals
                                                                                                              Stock then outstand-
                                                                                                              ing (including the
                                                                                                              Nominal Shares) as
                                                                                                              compared to the
                                                                                                              total number of
                                                                                                              shares of all
                                                                                                              classes of common
                                                                                                              stock then
                                                                                                              outstanding
                                                                                                              (including the Nomi-
                                                                                                              nal Shares).

Listing:              NYSE under the sym-   NYSE under the sym-   NYSE under the sym-   NYSE under the sym-   NYSE under the sym-
                      bol 'PZS'.            bol 'PZM'.            bol 'PZB'.            bol 'PZX'.            bol 'PZM'.

         PRICE RANGE OF SERVICES STOCK AND MINERALS STOCK AND DIVIDENDS

     Services Stock and Minerals Stock have been listed on the NYSE since July 6, 1993. The following table sets forth the range of high and low sales prices of Services Stock and Minerals Stock on the NYSE Composite Tape ('Composite Tape') and the quarterly cash dividends declared and paid per share of Services Stock and Minerals Stock, since that time.


                                                       PER SHARE OF SERVICES STOCK      PER SHARE OF MINERALS STOCK
                                                      -----------------------------    -----------------------------
                 FISCAL YEAR ENDED                                          CASH                             CASH
                    DECEMBER 31                        HIGH      LOW      DIVIDENDS     HIGH      LOW      DIVIDENDS
---------------------------------------------------   ------    ------    ---------    ------    ------    ---------

1993
     Third Quarter (commencing July 6).............   $22.00    $14.50      $0.05      $24.50    $11.50     $0.1625
     Fourth Quarter................................    29.75     21.00       0.05       24.25     20.50      0.1625
1994
     First Quarter.................................    31.25     21.38       0.05       30.50     17.50      0.1625
     Second Quarter................................    31.13     21.63       0.05       22.00     17.25      0.1625
     Third Quarter.................................    31.25     27.00       0.05       24.25     17.75      0.1625
     Fourth Quarter................................    29.00     23.13       0.05       26.38     20.63      0.1625
1995
     First Quarter.................................    27.75     23.75       0.05       26.00     17.25      0.1625
     Second Quarter................................    29.50     22.50       0.05       18.13      9.50      0.1625
     Third Quarter.................................    29.50     23.13       0.05       13.00      9.75      0.1625
     Fourth Quarter (through December 11, 1995)....    32.63     26.50       0.05       14.50      9.38      0.1625



     On September 14, 1995, the day before the public announcement of the Brink's Stock Proposal, the last reported sales prices of Services Stock and Minerals Stock on the Composite Tape were $27.00 per share and $11.875 per share, respectively. On December 11, 1995, the last full day before the printing of this Proxy Statement, the last reported sales prices of Services Stock and Minerals Stock on the Composite Tape were $31.50 per share and $14.25 per share, respectively. On December 11, 1995, there were approximately 5,512 holders of record of Services Stock, approximately 4,477 holders of record of Minerals Stock and approximately four record owners of Preferred Stock.

                             PITTSTON BRINK'S GROUP
                            SELECTED FINANCIAL DATA

     The following Selected Financial Data reflect the results of operations and financial position of the businesses which comprise Pittston Brink's Group and should be read in connection with the Pittston Brink's Group's financial statements set forth in Annex V hereto. The financial information of the Pittston Brink's Group, Pittston Burlington Group and Pittston Minerals Group supplements the consolidated financial information of the Company and, taken together, includes all accounts which comprise the corresponding consolidated financial information of the Company.

FIVE YEARS IN REVIEW

                                                                               NINE MONTHS ENDED SEPTEMBER 30
                                                                               -------------------------------
                                                                                   1995               1994
                                                                               -------------      ------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                                 (UNAUDITED)

Sales and Income:
     Operating revenues.....................................................     $ 573,964          $476,441
     Income before extraordinary credit and cumulative effect of accounting
       changes..............................................................        36,124(b)         28,527(b)
     Extraordinary credit...................................................       --                 --
     Cumulative effect of accounting changes................................       --                 --
     Net income.............................................................     $  36,124(b)       $ 28,527(b)
Financial Position:
     Net property, plant and equipment......................................     $ 202,599          $170,277
     Total assets...........................................................       474,273           411,830
     Long-term debt, less current maturities................................         6,588             9,001
     Shareholder's equity...................................................     $ 244,901          $203,963
Pro Forma Financial Information (unaudited)(a):
     Average Pittston Brink's Group Common Shares outstanding(a)............        37,914            37,757
     Pittston Brink's Group Common Shares outstanding(a)....................        41,573            41,684
Per Pittston Brink's Group Common Share(a):
     Income before extraordinary credit and cumulative effect of accounting
       changes..............................................................     $     .95(b)       $    .76(b)
     Extraordinary credit...................................................       --                 --
     Cumulative effect of accounting changes................................       --                 --
     Net income.............................................................           .95(b)       $    .76(b)
     Cash dividends.........................................................           .07               .07
     Book value.............................................................     $    6.45          $   5.38

                             PITTSTON BRINK'S GROUP
                      SELECTED FINANCIAL DATA (CONTINUED)

FIVE YEARS IN REVIEW

                                                                   YEAR ENDED DECEMBER 31
                                                ------------------------------------------------------------
                                                  1994         1993         1992         1991         1990
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)        --------     --------     --------     --------     --------
Sales and Income:
     Operating revenues.....................    $656,993     $570,953     $514,823     $471,353     $428,921
     Income before extraordinary credit and
       cumulative effect of accounting
       changes..............................      41,489(b)    31,650(b)    23,953(b)    14,919       13,027
     Extraordinary credit...................       --           --           --           --           5,574
     Cumulative effect of accounting
       changes..............................       --           --           --          (1,019)(c)    --
     Net income.............................    $ 41,489(b)  $ 31,650(b)  $ 23,953(b)  $ 13,900     $ 18,601
Financial Position:
     Net property, plant and equipment......    $180,930     $156,976     $142,648     $131,614     $126,039
     Total assets...........................     426,887      377,923      347,015      318,109      294,286
     Long-term debt, less current
       maturities...........................       7,990       12,649       22,734       28,411       35,125
     Shareholder's equity...................    $215,531     $175,219     $147,582     $136,562     $ 80,092
Pro Forma Financial Information
  (unaudited)(a):
     Average Pittston Brink's Group Common
       Shares outstanding(a)................      37,784       36,907       37,081       37,284       37,282
     Pittston Brink's Group Common Shares
       outstanding(a).......................      41,595       41,429       40,533       37,317       37,278
Per Pittston Brink's Group Common Share(a):
     Income before extraordinary credit and
       cumulative effect of accounting
       changes..............................    $   1.10(b)  $    .86(b)  $    .65(b)  $    .40     $    .35
     Extraordinary credit...................       --           --           --           --             .15
     Cumulative effect of accounting
       changes..............................       --           --           --            (.03)(c)    --
     Net income.............................        1.10(b)       .86(b)       .65(b)       .37          .50
     Cash dividends.........................         .09          .09          .07          .05          .05
     Book value.............................    $   5.70     $   4.66     $   4.03     $   3.66     $   2.15

------------

 (a) All share and per share data presented assume the completion of the Brink's Stock Proposal transaction. The number of shares of Brink's Stock is assumed to be the same as the total corresponding number of shares of Services Stock. Shares outstanding at the end of the period include shares outstanding under the Company's Employee Benefits Trust of 3,628 shares and 3,788 shares at September 30, 1995 and 1994, respectively, and 3,779 shares, 3,854 shares and 3,951 shares at December 31, 1994, 1993 and 1992, respectively. Average shares outstanding do not include these shares. Dividends paid by the Company have been attributed to the Pittston Brink's Group in relation to the initial dividend to be paid on the Brink's Stock. Book value per share is calculated based on the number of shares assumed to be outstanding at the end of the period, excluding shares outstanding under the Company's Employee Benefits Trust.

 (b) As of January 1, 1992, Brink's Home Security, Inc. ('BHS') elected to capitalize categories of costs not previously capitalized for home security installations to more accurately reflect subscriber installation costs. The effect of this change in accounting principle was to increase income before extraordinary credit and cumulative effect of accounting changes and net income by $1,926 or $.05 per share in the first nine months of 1995, $1,872 or $.05 per share in the first nine months of 1994, $2,486 or $.07 per share in 1994, $2,435 or $.07 per share in 1993 and $2,596 or $.07 per share in 1992.

 (c) As of January 1, 1991, the Pittston Brink's Group adopted Statement of Financial Accounting Standards No. 106, 'Employers' Accounting for Postretirement Benefits Other Than Pensions', and Statement of Financial Accounting Standards No. 109, 'Accounting for Income Taxes'.

                           PITTSTON BURLINGTON GROUP
                            SELECTED FINANCIAL DATA

     The following Selected Financial Data reflect the results of operations and financial position of the businesses which comprise Pittston Burlington Group and should be read in connection with the Pittston Burlington Group's financial statements set forth in Annex VII hereto. The financial information of the Pittston Burlington Group, Pittston Brink's Group and Pittston Minerals Group supplements the consolidated financial information of the Company and, taken together, includes all accounts which comprise the corresponding consolidated financial information of the Company.

FIVE YEARS IN REVIEW

                                                                                           NINE MONTHS ENDED
                                                                                              SEPTEMBER 30
                                                                                        ------------------------
                                                                                           1995           1994
                                                                                        ----------      --------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                                      (UNAUDITED)
Sales and Income:
     Operating revenues..............................................................   $1,031,687      $875,675
     Income (loss) before extraordinary credit and cumulative effect of accounting
      changes........................................................................       22,582        28,286
     Extraordinary credit............................................................       --             --
     Cumulative effect of accounting changes.........................................       --             --
     Net income......................................................................   $   22,582      $ 28,286
Financial Position:
     Net property, plant and equipment...............................................   $   66,086      $ 40,192
     Total assets....................................................................      582,326       490,114
     Long-term debt, less current maturities.........................................       50,733        41,881
     Shareholder's equity............................................................   $  261,781      $231,633
Pro Forma Financial Information (unaudited)(a):
     Average Pittston Burlington Group Common Shares outstanding(a)..................       18,957        18,879
     Pittston Burlington Group Common Shares outstanding(a)..........................       20,787        20,842
Per Pittston Burlington Group Common Share(a):
     Income (loss) before extraordinary credit and cumulative effect of accounting
      changes........................................................................   $     1.19      $   1.50
     Extraordinary credit............................................................       --             --
     Cumulative effect of accounting changes.........................................       --             --
     Net income......................................................................         1.19          1.50
     Cash dividends..................................................................          .17           .17
     Book value......................................................................   $    13.80      $  12.22

                           PITTSTON BURLINGTON GROUP
                      SELECTED FINANCIAL DATA (CONTINUED)

FIVE YEARS IN REVIEW

                                                                      YEAR ENDED DECEMBER 31
                                                   ------------------------------------------------------------
                                                      1994         1993        1992        1991          1990
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)           ----------    --------    --------    --------      --------
Sales and Income:
     Operating revenues.........................   $1,215,284    $998,079    $900,347    $830,955      $823,588
     Income (loss) before extraordinary credit
       and cumulative effect of accounting
       changes..................................       38,356      15,476       3,324       5,922        (1,391)
     Extraordinary credit.......................       --           --          --          --            5,573
     Cumulative effect of accounting changes....       --           --          --          1,330(b)      --
     Net income.................................   $   38,356    $ 15,476    $  3,324    $  7,252      $  4,182
Financial Position:
     Net property, plant and equipment..........   $   44,442    $ 31,100    $ 27,088    $ 29,169      $ 32,112
     Total assets...............................      521,516     432,236     424,023     413,864       425,018
     Long-term debt, less current maturities....       41,906      45,460      68,474      43,551        69,584
     Shareholder's equity.......................   $  240,880    $203,150    $181,576    $223,251      $277,766
Pro Forma Financial Information (unaudited)(a):
     Average Pittston Burlington Group Common
       Shares outstanding(a)....................       18,892      18,454      18,541      18,642        18,641
     Pittston Burlington Group Common Shares
       outstanding(a)...........................       20,798      20,715      20,267      18,659        18,639
Per Pittston Burlington Group Common Share(a):
     Income (loss) before extraordinary credit
       and cumulative effect of accounting
       changes..................................   $     2.03    $    .84    $    .18    $    .32      $   (.07)
     Extraordinary credit.......................       --           --          --          --              .29
     Cumulative effect of accounting changes....       --           --          --            .07(b)      --
     Net income.................................         2.03         .84         .18         .39           .22
     Cash dividends.............................          .22         .21         .17         .13           .13
     Book value.................................   $    12.74    $  10.81    $   9.93    $  11.96      $  14.90

------------

 (a) All share and per share data presented assume the completion of the Brink's Stock Proposal transaction. The number of shares of Burlington Stock is assumed to be one-half of the number of shares of the Services Stock. Shares outstanding at the end of the period include shares outstanding under the Company's Employee Benefits Trust of 1,814 shares and 1,894 shares at September 30, 1995 and 1994, respectively, and 1,890 shares, 1,927 shares and 1,976 shares at December 31, 1994, 1993 and 1992, respectively. Average shares outstanding do not include these shares. Dividends paid by the Company have been attributed to the Pittston Burlington Group in relation to the initial dividend to be paid on the Burlington Stock. Book value per share is calculated based on the number of shares assumed to be outstanding at the end of the period, excluding shares outstanding under the Company's Employee Benefits Trust.

 (b) As of January 1, 1991, the Pittston Burlington Group adopted Statement of Financial Accounting Standards No. 106, 'Employers' Accounting for Postretirement Benefits Other Than Pensions', and Statement of Financial Accounting Standards No. 109, 'Accounting for Income Taxes'.

                     THE PITTSTON COMPANY AND SUBSIDIARIES
                            SELECTED FINANCIAL DATA

     The following Selected Financial Data reflect the results of operations and financial position of the businesses which comprise the Company and should be read in connection with the Company's financial statements set forth in Annex IX hereto. The financial information of the Pittston Brink's Group, Pittston
Burlington Group and Pittston Minerals Group supplements the consolidated financial information of the Company and, taken together, includes all accounts which comprise the corresponding consolidated financial information of the Company.

FIVE YEARS IN REVIEW

                                                                                     NINE MONTHS ENDED SEPTEMBER 30
                                                                              --------------------------------------------
                                                                                      1995                    1994
                                                                              --------------------    --------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                                      (UNAUDITED)

Sales and Income:
     Net sales and operating revenues......................................        $2,163,304              $1,941,149
     Income (loss) before extraordinary credit and cumulative effect of
       accounting changes..................................................            68,272 (b)              (4,320)(b)
     Extraordinary credit..................................................         --                      --
     Cumulative effect of accounting changes...............................         --                      --
     Net income (loss).....................................................        $   68,272 (b)          $   (4,320)(b)
Financial Position:
     Net property, plant and equipment.....................................        $  468,960              $  430,787
     Total assets..........................................................         1,797,748               1,685,483
     Long-term debt, less current maturities...............................           141,804                 128,314
     Shareholders' equity..................................................        $  495,384              $  419,313
Average Common Shares Outstanding(a):
     Pittston Services Group...............................................            37,914                  37,757
     Pittston Minerals Group...............................................             7,781                   7,578
Per Pittston Services Group Common Share(a):
     Income before extraordinary credit and cumulative effect of accounting
       changes.............................................................        $     1.55 (b)          $     1.50 (b)
     Extraordinary credit..................................................         --                      --
     Cumulative effect of accounting changes...............................         --                      --
     Net income............................................................              1.55 (b)                1.50 (b)
     Cash dividends........................................................               .15                     .15
     Book value............................................................        $    13.35 (c)          $    11.49 (c)
Per Pittston Minerals Group Common Share(a):
     Income (loss) before extraordinary credit and cumulative effect of
       accounting changes..................................................        $     1.01              $    (8.44)
     Extraordinary credit..................................................         --                      --
     Cumulative effect of accounting changes...............................         --                      --
     Net income (loss).....................................................              1.01                   (8.44)
     Cash dividends........................................................             .4875                   .4875
     Book value............................................................        $    (9.83)(c)          $   (11.73)(c)

                     THE PITTSTON COMPANY AND SUBSIDIARIES
                      SELECTED FINANCIAL DATA (CONTINUED)

FIVE YEARS IN REVIEW

                                                                       YEAR ENDED DECEMBER 31
                                           ------------------------------------------------------------------------------
                                              1994             1993             1992             1991             1990
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)   ----------       ----------       ----------       ----------       ----------
Sales and Income:
     Net sales and operating revenues...   $2,667,275       $2,256,121       $2,073,041       $1,884,408(a)    $1,806,050
     Income (loss) before extraordinary
       credit and cumulative effect of
       accounting changes...............       26,897(b)        14,146(b)        49,087(b)       (28,835)          46,192
     Extraordinary credit...............       --               --               --               --               14,876
     Cumulative effect of accounting
       changes..........................       --               --               --             (123,017)(d)       --
     Net income (loss)..................   $   26,897(b)    $   14,146(b)    $   49,087(b)    $ (151,852)      $   61,068
Financial Position:
     Net property, plant and
       equipment........................   $  445,834       $  369,821       $  376,872       $  332,232       $  319,348
     Total assets.......................    1,737,778        1,361,501        1,322,288        1,240,085        1,120,471
     Long-term debt, less current
       maturities.......................      138,071           58,388           91,208           71,962          110,709
     Shareholders' equity...............   $  477,815       $  353,512       $  341,460       $  316,515       $  479,732
Average Common Shares Outstanding(a):
     Pittston Services Group............       37,784           36,907           37,081           37,284           37,282
     Pittston Minerals Group............        7,594            7,381            7,416            7,457            7,456
Per Pittston Services Group Common
  Share(a):
     Income before extraordinary credit
       and cumulative effect of
       accounting changes...............   $     2.11(b)    $     1.28(b)    $      .74(b)    $      .56       $      .31
     Extraordinary credit...............       --               --               --               --                  .30
     Cumulative effect of accounting
       changes..........................       --               --               --                  .01(d)        --
     Net income.........................         2.11(b)          1.28(b)           .74(b)           .57              .61
     Cash dividends.....................          .20            .1909            .1515            .1212            .1212
     Book value.........................   $    12.07(c)    $    10.07(c)    $     9.00(c)    $     9.64       $     9.60
Per Pittston Minerals Group Common
  Share(a):
     Income (loss) before extraordinary
       credit and cumulative effect of
       accounting changes...............   $    (7.50)      $    (4.47)      $     2.94       $    (6.66)      $     4.63
     Extraordinary credit...............       --               --               --               --                  .50
     Cumulative effect of accounting
       changes..........................       --               --               --               (16.54)(c)       --
     Net income (loss)..................        (7.50)           (4.47)            2.94           (23.20)            5.13
     Cash dividends.....................          .65            .6204            .4924            .3939            .3939
     Book value.........................   $   (10.74)(c)   $    (3.31)(c)   $     1.68(c)    $    (5.80)      $    16.35

 (a) For purposes of computing net income (loss) per common share and book value per share for Pittston Services Group and Pittston Minerals Group for the periods prior to July 1, 1993, the number of shares of Services Stock is assumed to be the same as the total corresponding number of shares of the Company's common stock. The number of shares of Minerals Stock is assumed to equal one-fifth of the number of shares of the Company's common stock.

     The initial dividends on the Services Stock and Minerals Stock were paid on September 1, 1993. Dividends paid by the Company prior to September 1, 1993, have been attributed to the Pittston Services and Pittston Minerals Groups in relation to the initial dividends paid on the Services Stock and Minerals Stock.

 (b) As of January 1, 1992, BHS elected to capitalize categories of costs not previously capitalized for home security installations to more accurately reflect subscriber installation costs. The effect of this change in accounting principle was to increase income (loss) before extraordinary credit and cumulative effect of accounting changes and net income (loss) of the Company and the Pittston Services Group by $1,926 or $.05 per share of Services Stock in the first nine months of 1995, $1,872 or $.05 per share of Services Stock in the first nine months of 1994, $2,486 or $.07 per share of Services Stock in 1994, $2,435 or $.07 per share of Services Stock in 1993 and $2,596 or $.07 per share of Services Stock in 1992.

 (c) Calculated based on the number of shares outstanding at the end of the period, excluding shares outstanding under the Company's Employee Benefits Trust.

 (d) As of January 1, 1991, the Company adopted Statement of Financial Accounting Standards No. 106, 'Employers' Accounting for Postretirement Benefits Other Than Pensions', and Statement of Financial Accounting Standards No. 109, 'Accounting for Income Taxes'.

                                    GENERAL

     This statement is furnished in connection with the solicitation by the Board of proxies from holders of Services Stock, Minerals Stock and Preferred Stock to be voted at the Special Meeting of Shareholders to be held on Thursday, January 18, 1996, at 3:00 p.m., Eastern Standard Time, in the Company's
executive offices, Seventh Floor, 100 First Stamford Place, Stamford, Connecticut (and at any adjournment thereof) for the purposes set forth in the accompanying Notice of the Meeting.


     On December 11, 1995, the Company had outstanding 41,573,743 shares of its Services Stock, 8,405,908 shares of its Minerals Stock and 136,280 shares of its Preferred Stock, the holders (or beneficial owners in the case of the Preferred Stock) of each being entitled to one vote per share on all matters.


     The close of business on December 11, 1995, has been fixed as the record date for determining the shareholders entitled to notice of and to vote at the Meeting, and only shareholders of record at the close of business on that date will be entitled to vote at the Meeting and any adjournment thereof. This Proxy Statement and the accompanying form of proxy are being mailed to shareholders commencing on or about December 15, 1995. The address of the principal executive offices of the Company is 100 First Stamford Place, P.O. Box 120070, Stamford, Connecticut 06912-0070.

     The Brink's Stock Proposal is the only matter which will be presented for consideration at the Meeting. As to any other business that may properly come before the Meeting, it is intended that proxies in the enclosed form will be voted in respect thereof in accordance with the judgment of the person voting the proxies.

     The Company's bylaws provide that the chairman of the Meeting shall determine the order of business at the Meeting and the voting and other procedures to be observed. The chairman is authorized to declare whether any business has been properly brought before the Meeting and business not properly brought before the Meeting may not be transacted.

     The shares represented by proxies solicited by the Board will be voted in accordance with the recommendations of the Board unless otherwise specified in the proxy, and where the person solicited specifies a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the specification so made. A shareholder may appoint a person as proxy pursuant to a proxy in a form different from that enclosed, provided such proxy is otherwise in proper form.

     The enclosed proxy is revocable at any time prior to its being voted by filing an instrument of revocation or a duly executed proxy bearing a later date. A proxy may also be revoked by attendance at the Meeting and voting in person. Attendance at the Meeting will not by itself constitute a revocation.


     Votes cast by shareholders will be treated as confidential in accordance with a policy approved by the Board. Shareholder votes at the Meeting will be tabulated by the Company's transfer agent, Chemical Mellon Shareholder Services, L.L.C.


                           THE BRINK'S STOCK PROPOSAL

GENERAL

     The Brink's Stock Proposal will be presented to the Meeting by the Board. Under the requirements of the Virginia Stock Corporation Act and the Company's Restated Articles of Incorporation the Brink's Stock Proposal must receive the affirmative vote of (1) holders of a majority of the outstanding shares of Services Stock and Minerals Stock voting together as a single class; (2) holders of a majority of the outstanding shares of Services Stock voting as a single class; (3) holders of two-thirds of the outstanding shares of Minerals Stock voting as a single class; and (4) beneficial owners of a majority of the outstanding shares of Preferred Stock voting as a single class. Abstentions and Broker Shares voted as to any matter presented at the Meeting will be included in determining the number of votes present or represented at the meeting. Broker Shares that are not voted on any matter presented at the Meeting will not be included in determining the number of shares present or represented at the Meeting and will have the effect of a negative vote as to such matter.

     The holders of Services Stock, Minerals Stock and Preferred Stock are being asked to consider the Brink's Stock Proposal which, if approved, would constitute (a) the adoption of certain amendments to the Articles of Incorporation (a copy of which Articles of Amendment are annexed to this Proxy Statement as Annex II) increasing the number of shares of authorized common stock of the Company from 120 million to 170 million, consisting of 100 million shares of Brink's Stock, 50 million shares of Burlington Stock and 20 million shares of Minerals Stock, redesignating each outstanding share of Services Stock as one share of Brink's Stock, establishing the preferences, limitations and relative rights of Brink's Stock and Burlington Stock and modifying certain provisions of the Preferred Stock to conform to the existence of the Brink's Stock and the Burlington Stock; (b) the approval of the distribution of one-half of one share of Burlington Stock for each outstanding share of Services Stock; (c) certain adjustments to the current voting and liquidation rights of Minerals Stock intended to assure their proportionate continuation immediately following implementation of the proposal and (d) the adoption of certain related amendments to, and the approval of certain actions adjusting, the Company's stock option and employee benefit plans and outstanding stock options.

     Subject to approval of the Brink's Stock Proposal by shareholders, the Board has authorized the distribution of Burlington Stock to holders of record of outstanding Services Stock at the close of business on the Effective Date on the basis of one-half of one share of Burlington Stock for each share of outstanding Services Stock. Such distribution ratio was determined by the Board in consultation with CS First Boston Corporation ('CS First Boston'), the Company's financial advisor in connection with the Brink's Stock Proposal. The methodology used to determine an appropriate distribution ratio assumed, first, that one share of Burlington Stock would be distributed in respect of a certain number of full shares of Brink's Stock (which in turn was based on redesignating the Services Stock as Brink's Stock on a one-for-one basis). Second, CS First Boston pointed out the desirability of having a liquid trading market for shares of Burlington Stock and, hence, of distributing a sufficient number of shares of Burlington Stock which would be consistent with a trading range that would not involve legal or policy inhibitions on institutional investors relating to low-priced equity shares, i.e., shares trading in single digit dollar amounts per share. Third, using the accounting policies and attribution of assets and liabilities described elsewhere in the Proxy Statement, the Company estimated the net income of Pittston Burlington Group for 1995. Fourth, CS First Boston determined the range of then current price-earnings multiples for publicly-held air freight and logistics management services companies considered to be comparable to Pittston Burlington Group. Finally, such estimated net income was multiplied by such range of multiples to determine a range of numbers of shares that would be consistent with the criteria set forth above.

     The Company's estimate of the net income of Pittston Burlington Group for 1995 is inherently subject to numerous uncertainties affecting its predictive value. Significant economic and competitive uncertainties and contingencies which are beyond the Company's control may well cause the actual results of Pittston Burlington Group for 1995 to be higher or lower than the estimate used for this purpose. Moreover, the range of implied price-earnings multiples used is also subject to numerous uncertainties, and actual multiples could be subject to change as a result of governmental fiscal and monetary policies, competitors' actions and other events affecting not only the air freight and logistics management services industry but also the economy and financial markets generally. SHAREHOLDERS SHOULD NOT, THEREFORE, RELY ON THE DISTRIBUTION RATIO SELECTED AS ANY ASSURANCE THAT THE OBJECTIVES SOUGHT TO BE ACHIEVED WILL IN FACT BE REALIZED. See 'Risk Factors -- No Prior Market for Brink's Stock or Burlington Stock; Relative Prices to be Determined by the Market'.

     CS First Boston advised the Company generally with regard to the terms and structure of the Brink's Stock Proposal, and outlined the steps necessary to implement the transaction. See ' Reasons for the Brink's Stock Proposal'.

     IF THE BRINK'S STOCK PROPOSAL IS NOT ADOPTED BY THE SHAREHOLDERS, SERVICES STOCK WILL NOT BE REDESIGNATED AS BRINK'S STOCK, BURLINGTON STOCK WILL NOT BE CREATED AND DISTRIBUTED, NO AMENDMENTS TO THE ARTICLES OF INCORPORATION WILL BE MADE, THE RELATED STOCK OPTION AND EMPLOYEE BENEFIT PLANS AND OUTSTANDING STOCK OPTIONS WILL NOT BE AMENDED OR ADJUSTED PURSUANT TO THE BRINK'S STOCK PROPOSAL AND THE

DIVIDEND POLICY CONTEMPLATED BY THE BRINK'S STOCK PROPOSAL WILL NOT BE IMPLEMENTED.

     If the Brink's Stock Proposal is approved by the shareholders at the Meeting on Thursday, January 18, 1996, the Company anticipates that the Articles of Amendment will be filed and become effective on that date, and that certificates representing Burlington Stock will be mailed promptly thereafter. On the Effective Date, certificates formerly representing shares of Services Stock that are held by shareholders will be deemed to represent an equal number of shares of Brink's Stock. New certificates representing shares of Brink's Stock will be issued in replacement of certificates formerly representing shares of Services Stock as such certificates are received and canceled by the transfer agent as a result of trading activities. At any time prior to filing the Articles of Amendment with the State Corporation Commission of Virginia, including after adoption by the shareholders of the Company, the Board may abandon the Brink's Stock Proposal in whole, but not in part, without further action by the shareholders.

     Fractional shares of Burlington Stock will not be issued in the distribution. If more than one share of Services Stock is held by the same holder of record, the Company will aggregate the number of shares of Burlington Stock issuable to such holder upon such distribution (including any fractions of shares). If the number of shares of Burlington Stock to be issued to any holder of record of Services Stock includes a fraction of a whole share, the Company will pay the cash value of such fractional share, within 60 trading days of the Effective Date, based upon the average of the high and low sales prices of Burlington Stock during the first three trading days following the Effective Date. Shareholders who own their stock beneficially through brokers or other nominees listed as holders of record will have their fractional shares handled according to the practices of such broker or nominee which may result in such shareholders receiving a price which is higher or lower than the price paid by the Company to holders of record. If the necessary trading of Burlington Stock does not occur within 20 trading days after the Effective Date, the Board will determine the fair value of a share of Burlington Stock and the amount to be paid in lieu of fractional shares.

     Authorized but unissued shares of Brink's Stock and Burlington Stock will be available for issuance from time to time by the Board for any proper corporate purpose, which could include raising capital, payment of dividends, providing compensation or benefits to employees or acquiring companies or businesses. The issuance of such additional shares of Brink's Stock or Burlington Stock would not be subject to approval by the shareholders of the Company unless deemed advisable by the Board or required by applicable laws, regulations or stock exchange listing requirements.

     If the Brink's Stock Proposal is approved, the Company will set forth the amount of outstanding Brink's Stock, Burlington Stock and Minerals Stock in its periodic reports on Forms 10-K and 10-Q filed pursuant to the Exchange Act and will disclose in its proxy statements the number of outstanding shares and per share voting rights of Brink's Stock, Burlington Stock and Minerals Stock. Certain holders of Brink's Stock and certain holders of Burlington Stock will have reporting obligations under Sections 13 and 16 of the Exchange Act (as do certain present holders of Minerals Stock). Executive compensation disclosure will continue to be provided by the Company in its annual proxy statements for its five highest paid executive officers; additional disclosure of compensation of other officers principally connected with either Pittston Brink's Group, Pittston Burlington Group or Pittston Minerals Group will not be provided.

REASONS FOR THE BRINK'S STOCK PROPOSAL

     In mid-1995, the Board authorized management to explore a plan intended to provide holders of Services Stock with separate securities reflecting the different business activities of the Pittston Services Group. The Board initially considered various aspects of the Brink's Stock Proposal at its meeting on May 5, 1995. The subject was also discussed on July 7, 1995, and, having reviewed extensive background materials in advance of such meeting, again on September 15, 1995.

     The Company believes that, by implementing the Brink's Stock Proposal, shareholder value can be enhanced because values inherent in the Company's higher growth security services and home security businesses, as suggested by higher relative price-earnings multiples typically associated with high growth businesses, could be realized through the creation of separately traded securities, one of which will be linked to the performance of the Company's security services and home security businesses. The other security will represent a targeted investment in the global freight transportation and logistics management services business which the Company believes could be a unique publicly traded security. The Brink's Stock Proposal also preserves a single corporate form, permitting the Company to enjoy lower borrowing and operating costs than would three separate entities, while preserving the Company's ability to engage in additional restructuring options at such time as these options may become desirable. However, since holders of shares of each Group will continue to be shareholders of the Company, the performance of which will be affected by the performance of each Group, poor performance by one Group can adversely affect the performance of the stock of the other Groups. Brink's Stock and Burlington Stock are designed to reflect the separate performance of the Company's security services and home security businesses, in the case of Brink's Stock, and its global freight transportation and logistics management services businesses, in the case of Burlington Stock, and provide holders of Services Stock with an opportunity to separately evaluate and invest in each. Holders of Services Stock would have the ability to retain or sell either or both securities depending on their investment objectives. The proposal does not preclude further restructuring steps should the Board consider such action desirable. There are not any operations or business activities included in Pittston Brink's Group, Pittston Burlington Group or Pittston Minerals Group which, in the judgment of the Board, lend themselves to further separation at this time. Careful studies would be required to determine whether at some future time any operations included in Pittston Brink's Group, Pittston Burlington Group or Pittston Minerals Group could lend themselves to separation by spinoff or otherwise.

     In arriving at its recommendation and determination that the Brink's Stock Proposal is in the best interests of the Company and its shareholders, the Board considered the advice and assistance of its financial and legal advisors. Among the principal factors considered by the Board were the following:

     (1) separate equity securities would enable investors to gain a better understanding of Pittston Brink's Group and Pittston Burlington Group, and the separate reporting of their results would create a framework for increased and more focused equity research coverage by the investment community;

     (2) separate equity securities could afford increased flexibility to raise capital and/or make acquisitions for each Group with an equity security related specifically to that Group;

     (3) separate equity securities would provide a framework for structuring employee incentive plans for employees of each Group that can be tied directly to both the business results and the stock price performance of the Group in which they were employed;

     (4) the Brink's Stock Proposal is designed to avoid any adverse effect on the holders of either Minerals Stock or the Preferred Stock;

     (5) counsel advised that the distribution of Burlington Stock to Services Stock shareholders could be effected tax-free and without the necessity of any actual transfer of assets and liabilities; and

     (6) the Brink's Stock Proposal would retain for the Board the flexibility to consider possible future restructuring options.

RECOMMENDATION OF THE BOARD

     THE BOARD HAS UNANIMOUSLY APPROVED THE BRINK'S STOCK PROPOSAL AND BELIEVES THAT ITS ADOPTION IS IN THE BEST INTERESTS OF THE COMPANY AND ALL ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD RECOMMENDS THAT ALL SHAREHOLDERS VOTE IN FAVOR OF THE ADOPTION OF THE PROPOSAL.

RISK FACTORS

  Financial Impacts of One Group Could Affect the Other Groups

     If the Brink's Stock Proposal is approved, the Company will provide to holders of Brink's Stock and Burlington Stock separate financial statements, Management's Discussions and Analyses, descriptions of business and other relevant information for Pittston Brink's Group and Pittston Burlington Group, respectively. Notwithstanding the attribution of corporate assets and liabilities between Pittston Brink's Group and Pittston Burlington Group for the purpose of preparing their respective financial statements, the change in the capital structure of the Company contemplated by the Brink's Stock Proposal will not result in any transfer of assets or liabilities of the Company or any of its subsidiaries. The Brink's Stock Proposal will not affect the rights of holders of indebtedness of the Company or any of its subsidiaries. The Brink's Stock Proposal will not affect the rights of holders of the Company's Preferred Stock except that, if any shares of Preferred Stock are converted after an exchange of Minerals Stock for Brink's Stock, the holder of such shares of Preferred Stock would, upon conversion, receive shares of Brink's Stock in lieu of shares of Minerals Stock upon such conversion. Although Brink's Stock and Burlington Stock will reflect the operations of Pittston Brink's Group and Pittston Burlington Group, respectively, and Minerals Stock will continue to reflect the operations of Pittston Minerals Group, holders of Brink's Stock, Burlington Stock and Minerals Stock will be shareholders of the Company, which will continue to be responsible for all its liabilities. Moreover, an event affecting either the Pittston Brink's Group or the Pittston Burlington Group which might not have been material to the Pittston Services Group could now be material with respect to that Group and could adversely affect that Group's results of operations. Since financial developments within the one Group can affect other Groups, all shareholders of the Company could be adversely affected by any such event. In addition, any net losses of Pittston Brink's Group, Pittston Burlington Group or Pittston Minerals Group will reduce the legally available funds of the Company available for the payment of dividends on each of Brink's Stock, Burlington Stock and Minerals Stock. Accordingly, the financial information of each of the Groups should be read in conjunction with the Company's consolidated financial information.

     HOLDERS OF BRINK'S STOCK, BURLINGTON STOCK AND MINERALS STOCK WILL BE SHAREHOLDERS OF THE COMPANY, WHICH WILL CONTINUE TO BE RESPONSIBLE FOR ALL OF ITS LIABILITIES. RISKS ASSOCIATED WITH THE COMPANY AS A WHOLE WILL THEREFORE BE RISKS BORNE BY HOLDERS OF BRINK'S STOCK, BURLINGTON STOCK AND MINERALS STOCK. FOR THIS REASON, CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY WILL CONTINUE TO BE PUBLISHED AND DISTRIBUTED.

     Most financial activities are managed by the Company on a centralized consolidated basis. Changes in the Company's total debt that are caused by the cash flows of one Group could affect the weighted average interest rate which will be used to charge interest expense to all Groups having attributed debt, and to that extent could affect the interest expense charged to the other Groups in respect of their attributed debt. In obtaining financing through increases of its attributed debt, one Group could receive a 'benefit' or 'detriment' to the extent that such weighted average rate is lower or higher, respectively, than the 'market' rate for a hypothetical borrowing by such Group if such Group were a separate corporation. The Company will continue to prepare consolidated financial statements and also provide such consolidated financial statements to the holders of Brink's Stock, Burlington Stock and Minerals Stock. The Company's consolidated financial information must be read in connection with Pittston Brink's Group's, Pittston Burlington Group's and Pittston Mineral Group's financial information. See 'Accounting Matters and Policies', Pittston Brink's Group's Financial Statements and Notes thereto and 'Management's Discussion and Analysis of Results of Operations and Financial Condition' in Annex V, Pittston Burlington Group's Financial Statements and Notes thereto and 'Management's Discussion and Analysis of Results of Operations and Financial Condition' in Annex VII, Pittston Minerals Group's Financial Statements and Notes thereto and 'Management's Discussion and Analysis of Results of Operations and Financial Condition' incorporated by reference herein and Pittston's Consolidated Financial Statements and Notes thereto and 'Management's Discussion and Analysis of Results of Operations and Financial Condition' in Annex IX.

 No Prior Market for Brink's Stock or Burlington Stock; Relative Prices to be
  Determined by the Market

     Although Services Stock has been publicly traded on the NYSE since July 1993, there has been no prior market for either Brink's Stock or Burlington Stock. As a result, there can be no assurance as to the liquidity of the trading markets that will develop for Brink's Stock or Burlington Stock or that the

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
combined market values of Brink's Stock and Burlington Stock held by a holder of Services Stock will equal or exceed the market value of Services Stock held by such shareholder prior to the Company's announcement of the Transaction, and such combined market values could be less than such market value of Services Stock. See 'Price Range of Services Stock and Minerals Stock and Dividends'.

     Until an orderly market develops for Brink's Stock and Burlington Stock, their respective trading prices may fluctuate significantly. The prices at which Brink's Stock and Burlington Stock trade will be determined in the trading markets and may be influenced by many factors, including the consolidated financial results of the Company, the performance of Pittston Brink's Group, Pittston Burlington Group and Pittston Minerals Group, investors' expectations for the Company and each Group, trading volume and general economic and equity market conditions. There is no assurance that investors will assign value to Brink's Stock and Burlington Stock based on their respective reported financial results and fundamental operating prospects. In addition, the Company cannot predict the impact on the market values of Brink's Stock and Burlington Stock of certain terms of those securities, such as the ability of the Company to exchange outstanding shares of Burlington Stock for shares of Brink's Stock, the discretion of the Board to make various determinations affecting one or the other classes of common stock or the impact on the market value of Burlington Stock of its lesser aggregate voting power relative to that of Brink's Stock. See 'Risk Factors -- Fiduciary Duties of the Board; No Definitive Precedent Under Virginia Law' and ' -- Voting Power, Effects on Holders of Brink's Stock, Burlington Stock and Minerals Stock'.

  Voting Power; Effects on Holders of Brink's Stock, Burlington Stock and Minerals Stock

     The voting rights of Brink's Stock and Burlington Stock are described below under 'Description of Brink's Stock, Burlington Stock and Minerals Stock -- Voting'. In general, the holders of Brink's Stock, Burlington Stock and Minerals Stock vote together as a single voting group, except as to certain mergers and statutory share exchanges and to certain amendments to the Articles of Incorporation affecting, among other things, the designation, rights, preferences or limitations of one class of common stock, in which case a separate vote of the particular voting group affected by any such merger, statutory share exchange or amendment would also be required. Accordingly, if a separate vote by the holders of Brink's Stock, Burlington Stock or Minerals Stock is not required and if the Board does not require a separate vote, shareholder action could be taken upon receiving an affirmative vote of the holders of the majority of the outstanding shares of Brink's Stock, Burlington Stock and Minerals Stock voting together as a single voting group. This is significant because, upon the approval of the Brink's Stock Proposal, the holders of Brink's Stock and Burlington Stock initially will have approximately 92.2% of the total voting power of all the outstanding shares of common stock, and holders of Brink's Stock alone will have approximately 61.5% of such total voting power. However, as required by Virginia law, certain amendments to the Articles of Incorporation affecting, among other things, the designation, rights, preferences or limitations of one class of common stock, and certain mergers or statutory share exchanges, must be approved by the holders of such class of common stock, voting as a separate voting group. In certain circumstances, approval of the holders of two-thirds of that class may be required. In such instance, the holders of Brink's Stock, Burlington Stock or Minerals Stock, as the case may be, could prevent adoption of such amendment, notwithstanding the fact that the holders of a majority of the total number of outstanding shares of all classes of common stock, voting as a group, had voted in favor of it.

     Effective on January 1, 1996, pursuant to the terms of the Company's existing Articles of Incorporation, the voting rights of holders of Minerals
Stock will be reduced from approximately 17% of the aggregate voting power of all outstanding common stock to approximately 7.8% of such aggregate voting power, based on the average relative fair market values of Minerals Stock and Services Stock during the period from November 16 through November 30, 1995. See 'Price Range of Services Stock and Minerals Stock and Dividends'.

     Pursuant to the Brink's Stock Proposal, holders of Minerals Stock initially will have 0.626 votes per share (which will result in the aggregate voting rights of holders of Minerals Stock being initially unchanged as a result of the implementation of the Transaction from that which will exist immediately prior thereto). The Brink's Stock Proposal further provides that holders of Brink's Stock at all times will

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
have one vote per share, and holders of Burlington Stock initially will have one vote per share. The votes of holders of Burlington Stock and Minerals Stock will be subject to adjustment as set forth below.

     As discussed in 'Description of Brink's Stock, Burlington Stock and Minerals Stock -- Voting', on January 1, 1998, and on January 1 every two years thereafter, the number of votes to which the holders of each share of Burlington Stock and each share of Minerals Stock will be entitled will be adjusted and fixed for two-year periods, based on the relative Fair Market Values (as defined at page 34) of the outstanding shares of Brink's Stock, Burlington Stock and Minerals Stock, in such a manner that each class' share of the aggregate voting power at such time will be equal to that class' share of the aggregate market capitalization of the Company's common stock at such time. For example, assuming that Minerals Stock's share of the aggregate market capitalization of the Company's common stock on January 1, 1998, is $20 million, that of Burlington Stock on such date is $50 million and that of Brink's Stock is $100 million and the aggregate market capitalization of the Company's common stock on such date is $170 million, holders of Minerals Stock, Burlington Stock and Brink's Stock would have approximately 12%, 29% and 59%, respectively, of the aggregate voting power from January 1, 1998, to and including December 31, 1999. Adjustments to the number of votes per share of Minerals Stock and Burlington Stock affect the relative voting rights of holders of Minerals Stock and Burlington Stock as compared to the voting rights of Brink's Stock.

  Fiduciary Duties of the Board; No Definitive Precedent Under Virginia Law

     Under Virginia law, each member of the Board must act in accordance with their good faith business judgment of the best interests of the Company, which would include the interests of all the shareholders, including the holders of Brink's Stock, the holders of Burlington Stock and the holders of Minerals Stock. The Brink's Stock Proposal may give rise to occasions when the interests of the holders of Brink's Stock, the holders of Burlington Stock and the holders of Minerals Stock may diverge or appear to diverge. Although the Company is not aware of any precedent concerning the manner in which principles of Virginia law would be applied in the context of the capital structure contemplated by the Brink's Stock Proposal, principles of Virginia law provide that a board of directors must act in accordance with its good faith business judgment of the corporation's best interests, taking into consideration the interests of all common shareholders regardless of class or series. Under these principles of Virginia law, a good faith determination made by a disinterested and adequately informed Board with respect to any matter having a disparate impact upon the holders of Brink's Stock, the holders of Burlington Stock and the holders of Minerals Stock would be a defense to any challenge to such determination made by or on behalf of any such group of holders. Nevertheless, a Virginia court hearing a case involving such a challenge may decide to apply principles of Virginia law other than those discussed above, or may fashion new principles of Virginia law, in order to decide such a case, which would be a case of first impression. The Articles of Amendment provide that Board determinations made by a majority of disinterested directors (as defined therein) are final and binding on all shareholders of the Company (see 'Description of Brink's Stock and Burlington Stock -- Determinations by the Board').

     The Brink's Stock Proposal does not create any new rights for holders of Brink's Stock, Burlington Stock or Minerals Stock, except to the extent provided in the Articles of Amendment or the Virginia Stock Corporation Act, nor does that Proposal create any new obligations of the Board to one Group as opposed to the other Groups.

     The Board has approved the policies described in this Proxy Statement with regard to payment of dividends, allocation of indebtedness, corporate expenses and pension liabilities, tax-sharing arrangements and other matters. In implementing those policies and in dealing with matters involving any actual or potential conflict of interest between different classes of stock, the Board may solicit advice from legal counsel and other advisors relating to the discharge of its fiduciary duties to the common shareholders. The Board may change any of such approved policies in any respect, although it has no present intention to do so.

  Potential Conflicts of Interest

     The existence of separate classes of common stock of the Company may give rise to occasions when the interests of the holders of Brink's Stock, the holders of Burlington Stock and the holders of Minerals Stock may diverge or appear to diverge. As further described below, examples include determinations by the Board to (i) pay or omit the payment of dividends, (ii) exchange each outstanding share of Burlington Stock or Minerals Stock for shares of Brink's Stock at a premium and (iii) approve dispositions of assets and properties of Pittston Burlington Group or Pittston Minerals Group.

     No Assurance of Payment of Dividends. Subject to limitations of Virginia law and the Articles of Incorporation, the Board may, in its sole discretion, declare and pay dividends on Brink's Stock, Burlington Stock, Minerals Stock and Preferred Stock in any amount, and may decide not to declare and pay dividends on any one or all classes, notwithstanding the amount of funds available for dividends on each class, the amount of prior dividends declared on each class or any other factor. See 'Dividend Policy' and 'Description of Brink's Stock, Burlington Stock and Minerals Stock -- Dividends'.

     Optional Exchanges of Burlington Stock or Minerals Stock for Brink's Stock. The Board may, in its sole discretion, determine to exchange each outstanding share of Burlington Stock for shares of Brink's Stock (or, if no Brink's Stock is then outstanding, Minerals Stock) at a 15% premium. Such an exchange could be effected at any time, including immediately prior to a disposition of all or substantially all of the properties and assets of Pittston Burlington Group which would otherwise give rise to a mandatory exchange of such shares immediately following such disposition as required by the Articles of Amendment. The Board may also, in its sole discretion, determine to exchange each outstanding share of Minerals Stock for shares of Brink's Stock (or, if no Brink's Stock is then outstanding, Burlington Stock) at a 15% premium. Such an exchange could be effected at any time, including immediately prior to a disposition of all or substantially all of the properties and assets of Pittston Minerals Group which would otherwise give rise to a mandatory exchange of such shares immediately following such disposition, as required by the Articles of Amendment. Any such exchange at such premium would dilute the interests of the holders of Brink's Stock and would preclude holders of Burlington Stock or the holders of Minerals Stock, as the case may be, from retaining their investment in a security separately reflecting the Company's minerals businesses, in the case of Minerals Stock, or the Company's global freight transportation and logistics management services businesses, in the case of Burlington Stock. Since the authority of the Board to require an exchange is discretionary, it could be exercised at a time when such exchange might be disadvantageous to the holders of Brink's Stock, Burlington Stock or Minerals Stock; however, the Board must act in accordance with its fiduciary duties. See 'Description of Brink's Stock, Burlington Stock and Minerals Stock -- Exchange'. For a discussion of the effect of any such exchange of Minerals Stock for Brink's Stock (or Burlington Stock) upon the conversion rights of the Preferred Stock, see 'The Brink's Stock Proposal -- Effects on Preferred Stock'.

     Dispositions of Pittston Burlington Group or Pittston Minerals Group Assets. The Board may, in its sole discretion, approve sales and other dispositions of any amount of the properties and assets of Pittston Burlington Group or Pittston Minerals Group without shareholder approval, because under Virginia law shareholder approval is only required for a sale or other disposition of all or substantially all of the properties and assets of the entire Company. The Articles of Amendment, however, contain provisions which require the Company to exchange each outstanding share of Burlington Stock or Minerals Stock, as the case may be, for shares of Brink's Stock at a 15% premium following a disposition of all or substantially all (viz., 80% or more as specified in such Articles) of the properties and assets of Pittston Burlington Group or Pittston Minerals Group, as the case may be, but do not require the Company to do so upon sales or other dispositions of less than substantially all of such properties and assets. See 'Description of Brink's Stock, Burlington Stock and Minerals Stock -- Exchange'. The appropriate disposition of any disposition proceeds would be subject to determination by the Board in accordance with approved accounting policies and in the exercise of its fiduciary duties. See 'Risk Factors -- Fiduciary Duties of the Board; No Definitive Precedent Under Virginia Law'.

     In certain instances the potential conflicts of interest described above would call for careful balancing of the respective interests of the holders of Brink's Stock, Burlington Stock and Minerals Stock. The Board has been and intends to continue to be diligent in observing its fiduciary duties, and

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
believes that it will be feasible to perform those duties in a manner consistent with the best interests of the Company and all its shareholders.

  Management and Accounting Policies Subject to Change

     As stated below, the Board has approved certain management and accounting policies with respect to Pittston Brink's Group and Pittston Burlington Group. See 'Certain Management Policies' and 'Accounting Matters and Policies'. The Board may in its discretion determine to change any of those policies at any time, subject to compliance with the Board's fiduciary duties and to generally accepted accounting principles. For example, such principles require that any new or modified accounting policy be consistent with such principles and preferable to the policy previously established.

DIVIDEND POLICY

     The Company has most recently paid dividends on its Services Stock at the annual rate of $0.20 per share, payable quarterly. If the Brink's Stock Proposal is adopted, the Board initially intends to pay dividends on Brink's Stock and Burlington Stock at annual rates of $0.10 per share and $0.24 per share, respectively, payable quarterly, which, after giving effect to the Transaction, would be equivalent to an annual dividend of $0.22 per share of Services Stock. Subject to the continued availability of an Available Minerals Dividend Amount, the Board expects to continue to pay a quarterly dividend at an annual rate of $0.65 per share on the Minerals Stock. The Board has the discretion to reduce these intended dividends, or to pay no dividends at all.

     The amount of the initial dividend on Brink's Stock and on Burlington Stock was determined in accordance with the factors referred to below and on the advice of the Company's financial advisor as to dividends paid by companies comparable to the business units comprising the Brink's Group and Burlington Group, respectively.

     The Board intends to declare and pay dividends on Brink's Stock and Burlington Stock and to continue to pay dividends on Minerals Stock based primarily upon the respective earnings, financial condition, cash flow and business requirements of the respective Groups. Since the Company remains subject to Virginia law limitations on dividends and to dividend restrictions in its public debt and bank credit agreements, losses by one Group could affect the Company's ability to pay dividends in respect of stock relating to the other Groups. In making its dividend decisions, the Board will rely on the financial statements of Pittston Brink's Group, Pittston Burlington Group and Pittston Minerals Group, respectively. See Annexes V, VII and IX for the historical Financial Statements of Pittston Brink's Group, the historical Financial Statements of Pittston Burlington Group and the historical Consolidated Financial Statements of the Pittston Company and Subsidiaries, respectively. For information concerning restrictions on the funds out of which dividends on Brink's Stock, Burlington Stock and Minerals Stock may be paid, see 'Description of Brink's Stock, Burlington Stock and Minerals Stock -- Dividends'.

DESCRIPTION OF BRINK'S STOCK, BURLINGTON STOCK AND MINERALS STOCK

     THE FOLLOWING DESCRIPTIONS ARE QUALIFIED BY REFERENCE TO ANNEX II TO THIS PROXY STATEMENT, WHICH CONTAINS THE FULL TEXT OF THE ARTICLES OF AMENDMENT TO THE ARTICLES OF INCORPORATION.

  Authorized Capital Stock

     The Articles of Incorporation currently provide that the Company is authorized to issue 122 million shares of capital stock, of which 2 million shall be shares of preferred stock, and 120 million shall be shares of common stock, consisting of 100 million shares of Services Stock and 20 million shares of Minerals Stock. If the Brink's Stock Proposal is adopted, the Articles of Incorporation will be amended to authorize the issuance of 172 million shares of capital stock, of which 2 million shall be shares of preferred stock and 170 million shall be shares of different classes of common stock, consisting of 100 million shares of Brink's Stock, 50 million shares of Burlington Stock and 20 million shares of Minerals

Stock. Authorized but unissued shares of common stock, including Brink's Stock, Burlington Stock and Minerals Stock, will be available for issuance by the Company from time to time, as determined by the Board, for any proper corporate purpose, which could include raising capital, payment of stock dividends, providing compensation for benefits to employees or acquiring other companies or businesses. From time to time the Company receives or initiates proposals for possible acquisitions of businesses or companies on terms which could include issuance of shares of common or preferred stock of the Company.

     The issuance of shares of Brink's Stock, Burlington Stock or Minerals Stock would not be subject to approval by the shareholders of the Company unless deemed advisable by the Board or required by applicable law, regulation or stock exchange voting requirements. As indicated under 'Certain Management Policies', any net proceeds from the issuance by the Company of additional shares of Brink's Stock, Burlington Stock or Minerals Stock will be applied to the respective business activities of Pittston Brink's Group, Pittston Burlington Group or Pittston Minerals Group, as the case may be, and invested in the businesses or used to reduce liabilities attributed to the respective Groups.

  Structure of Groups

     The structure of Pittston Burlington Group was determined functionally, the underlying concept being the aggregation of all the Company's global freight transportation and logistics management services businesses. Thus, investors with a positive view of these businesses will be able to target their investments more precisely than is the case under the Company's present structure. The structure of Pittston Brink's Group is designed to encompass the Company's security services and home security businesses. The structure of Pittston Minerals Group continues to aggregate the Company's coal and mineral related business currently operated by Pittston Coal Company and Pittston Mineral Ventures Company. Allocation of assets and liabilities to Pittston Burlington Group and Pittston Brink's Group was in most instances based on the association of those assets and liabilities with the underlying businesses of the respective Groups. See Annexes IV and VI for a description of the businesses of each of Pittston Brink's Group and Pittston Burlington Group.

  Dividends

     Dividends on Brink's Stock and Burlington Stock will be subject to the same limitations as dividends on the existing Services Stock, which are limited to legally available funds (as prescribed by Virginia law) and subject to the prior payment of dividends on outstanding shares of preferred stock, if any, including the Preferred Stock. Such dividends are also restricted by covenants in the Company's public debt indenture and bank credit agreements, the most restrictive of which would have allowed, as of September 30, 1995, dividends of up to $225 million to have been paid on all classes of the Company's capital stock. The dividend policies and limitations applicable to Minerals Stock will not be altered by the Brink's Stock Proposal.

     With regard to dividend limitations imposed by Virginia law on Pittston, the Board may base a determination that a proposed dividend distribution is from funds legally available therefor under Virginia law either on financial statements prepared on the basis of accounting practices and principles that are reasonable in the circumstances or on a fair valuation of the Company's total net assets or other methods that are reasonable in the circumstances.

     The Board, subject to the limitations on dividends with respect to each of Brink's Stock, Burlington Stock and Minerals Stock set forth above, may, in its sole discretion, declare and pay dividends exclusively on Brink's Stock, exclusively on Burlington Stock or exclusively on Minerals Stock, or on such classes in equal or unequal amounts, notwithstanding the respective amounts of funds available for dividends on each class, the respective voting and liquidation rights of each class, the amount of prior dividends declared on each class or any other factor. See 'Dividend Policy'.

  Exchange

     The Brink's Stock Proposal will permit the exchange of outstanding shares of Burlington Stock or Minerals Stock, as the case may be, for shares of Brink's Stock upon the terms described below. The

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
ability to effect such exchanges provides the Company with flexibility to alter its capital structure if warranted by future facts and circumstances. Accordingly, if deemed desirable at a future date by the Board, the Company could retire all the outstanding shares of Burlington Stock or Minerals Stock through such an exchange, thus resulting in the Company having only one or two, as the case may be, classes of common stock outstanding instead of three such classes. The Company cannot predict the effect on the respective market prices for Brink's Stock, Burlington Stock and Minerals Stock of its ability to effect the exchanges described below. For information concerning the effect of any such exchange of outstanding Minerals Stock for Brink's Stock upon the conversion rights of the Preferred Stock, see 'The Brink's Stock Proposal -- Effects on Preferred Stock'.

     Brink's Stock. Shares of Brink's Stock are not subject to either optional or mandatory exchange by the Board.

     Burlington Stock. The Board may, at any time and in its sole discretion, declare that each outstanding share of Burlington Stock shall be exchanged for fully paid and non-assessable shares of Brink's Stock (or, if there are no shares of Brink's Stock outstanding, shares of Minerals Stock) having a Fair Market Value equal to 115% of the Fair Market Value of one share of Burlington Stock, as of the date of the first public announcement by the Company of such exchange. Such an exchange could be effected at any time, including immediately prior to a disposition of all or substantially all of the properties and assets of Pittston Burlington Group which would otherwise give rise to a mandatory exchange of such shares immediately following such disposition as required by the Articles of Amendment (which is discussed below). Any optional exchange at the 15% premium would dilute the interests of the holders of Brink's Stock and would preclude holders of Burlington Stock from retaining investment in a security separately reflecting the Company's global freight transportation and logistics management services businesses. Since the authority of the Board to require an exchange is discretionary, it could be exercised at a time when such exchange might be disadvantageous to the holders of either Brink's Stock or Burlington Stock; however, the Board must act in accordance with its fiduciary duties.

     In addition, upon the sale, offer, assignment or other disposition (whether by merger, consolidation, sale or contribution of assets or stock or otherwise (a 'Disposition') in one transaction or a series of related transactions by the Company of all or substantially all of the properties and assets of Pittston Burlington Group (other than in connection with the Disposition by the Company of all of its properties and assets in one transaction) to any person, entity or group (other than (a) holders of all outstanding shares of Burlington Stock on a pro rata basis or (b) a person, entity or group in which the Company, directly or indirectly, owns a majority equity interest), the Company is required, effective on or prior to the first Business Day following the 60th day following the consummation of such Disposition, to exchange each outstanding share of Burlington Stock for fully paid and nonassessable shares of Brink's Stock (or, if there are no shares of Brink's Stock outstanding, shares of Minerals Stock) having a Fair Market Value equal to 115% of the Fair Market Value of one share of Burlington Stock, as of the date of the first public announcement by the Company of such Disposition.

     Minerals Stock. The Board may, at any time and in its sole discretion, declare that each outstanding share of Minerals Stock shall be exchanged for fully paid and non-assessable shares of Brink's Stock (or, if there are no shares of Brink's Stock outstanding, shares of Burlington Stock) having a Fair Market Value equal to 115% of the Fair Market Value of one share of Minerals Stock, as of the date of the first public announcement by the Company of such exchange. Such an exchange could be effected at any time, including immediately prior to a disposition of all or substantially all of the properties and assets of Pittston Minerals Group which would otherwise give rise to a mandatory exchange of such shares immediately following such disposition as required by the Articles of Amendment (which is discussed below). Any optional exchange at the 15% premium would dilute the interests of the holders of Brink's Stock and would preclude holders of Minerals Stock from retaining investment in a security separately reflecting the Company's natural resources businesses. Since the authority of the Board to require an exchange is discretionary, it could be exercised at a time when such exchange might be disadvantageous to the holders of either Brink's Stock or Minerals Stock; however, the Board must act in accordance with its fiduciary duties.

     In addition, upon a Disposition in one transaction or a series of related transactions by the Company of all or substantially all of the properties and assets of Pittston Minerals Group (other than in connection with the Disposition by the Company of all of its properties and assets in one transaction) to any person, entity or group (other than (a) holders of all outstanding shares of Minerals Stock on a pro rata basis or (b) a person, entity or group in which the Company, directly or indirectly, owns a majority equity interest), the Company is required, effective on or prior to the first Business Day following the 60th day following the consummation of such Disposition, to exchange each outstanding share of Minerals Stock for fully paid and nonassessable shares of Brink's Stock (or, if there are no shares of Brink's Stock outstanding, shares of Burlington Stock) having a Fair Market Value equal to 115% of the Fair Market Value of one share of Minerals Stock, as of the date of the first public announcement by the Company of such Disposition.

     Under Section 13.1-724 of the Virginia Stock Corporation Act, approval of the holders of Minerals Stock, of Burlington Stock or Brink's Stock, as the case may be, for the sale of all or substantially all of the properties and assets attributable to Pittston Minerals Group, Pittston Burlington Group or Pittston Brink's Group, as the case may be, would not be required. That Section would require approval of the holders of Minerals Stock, Burlington Stock and Brink's Stock voting as a single voting group only if all or substantially all of the Company's properties and assets were to be sold.

     Since it is the intention of the Company to manage the businesses of each Group for the benefit of the holders of the class of stock relating to that Group, asset acquisitions and dispositions will be directly attributed to the appropriate Group and their effect reflected in such Group's financial statements. Subject to the right of management to establish indebtedness between the respective Groups in appropriate circumstances, the net proceeds of asset dispositions will be attributed to the relevant Group.

     'Fair Market Value' of shares of any class of common stock on any date means the average of the daily closing prices thereof for the 10 consecutive Business Days commencing on the 30th Business Day prior to the date in question (e.g., the date of the first public announcement by the Company of certain action or a January 1 of any year in which a voting adjustment will occur). The closing price for each Business Day shall be (i) if such shares are listed or admitted to trading on a national securities exchange, the closing price on the Composite Tape (or any successor composite tape reporting transactions on national securities exchanges) or, if such Composite Tape shall not be in use or shall not report transactions in such shares, the last reported sales price regular way on the principal national securities exchange on which such shares are listed or admitted to trading (which shall be the national securities exchange on which the greatest number of shares of stock has been traded during such 10 consecutive Business Days), or, if there is no transaction on any such Business Day in any such situation, the mean of the bid and asked prices on such Business Day, or (ii) if such shares are not listed or admitted to trading on any such exchange, the closing price, if reported, or, if the closing price is not reported, the average of the closing bid and asked prices as reported by the National Association of Securities Dealers Automated Quotations System or a similar source selected from time to time by the Company for this purpose. In the event such closing prices are unavailable, the Fair Market Value of such shares shall be determined by the Board.

     'Substantially all of the properties and assets' of Pittston Burlington Group or Pittston Minerals Group, as the case may be, as of any date, shall mean a portion of such properties and assets that represents at least 80% of either of the then-current market value, as determined by the Board based on opinions, appraisals or such other evidence as the Board shall consider relevant, of, or the aggregate reported net sales for the immediately preceding twelve fiscal quarterly periods of the Company derived from, the properties and assets of Pittston Burlington Group or Pittston Minerals Group, as the case may be, as of such date (excluding the properties and assets of any person, entity or group in which the Company, directly or indirectly, owns less than a majority equity interest).

     'Business Day' means each weekday other than any day on which Brink's Stock, Burlington Stock or Minerals Stock is not traded on any national securities exchange or the National Association of Securities Dealers Automated Quotations System or in the over-the-counter market.

     General Exchange Provisions. In the event of any exchange described above, the Company shall cause to be given to each holder of Burlington Stock or Minerals Stock, as the case may be, a notice

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
stating (A) that shares of Burlington Stock or Minerals Stock, as the case may be, shall be exchanged, (B) the date of the exchange, (C) the kind and amount of shares of capital stock to be received by such holder with respect to each share of Burlington Stock or Minerals Stock, as the case may be, held by such holder, including details as to the calculation thereof, (D) the place or places where certificates for shares of Burlington Stock or Minerals Stock, as the case may be, properly endorsed or assigned for transfer (unless the Company waives such requirement), are to be surrendered for delivery of certificates of shares of such capital stock and (E) that, except as provided in the following paragraph, dividends on Burlington Stock or Minerals Stock, as the case may be, will cease to be paid as of such exchange date. Such notice shall be sent by first-class mail, postage prepaid, not less than 30 nor more than 60 days prior to the exchange date and in any case to each holder of Burlington Stock or Minerals Stock, as the case may be, at such holder's address as the same appears on the stock transfer books of the Company. Neither the failure to mail such notice to any particular holder of Burlington Stock or Minerals Stock, as the case may be, nor any defect therein shall affect the sufficiency thereof with respect to any other holder of Burlington Stock or Minerals Stock, as the case may be. Under the terms of the Preferred Stock, the Company is also required to give 30 days' prior notice to holders of Preferred Stock of its intention to take any action that would result in an exchange of outstanding shares of Minerals Stock for shares of Brink's Stock (or Burlington Stock).

     The Company expects to set a record date in advance of any exchange of shares of Burlington Stock or Minerals Stock, as the case may be, in order to facilitate orderly trading in such shares in the event of any such exchange. No adjustments in respect of dividends shall be made upon the exchange of any shares of Burlington Stock or Minerals Stock, as the case may be; provided, however, that, if such shares are exchanged by the Company after the record date for determining holders of Burlington Stock or Minerals Stock, as the case may be, entitled to any dividend or distribution thereon, such dividend or distribution shall be payable to the holders of such shares at the close of business on such record date notwithstanding such exchange.

     Before any holder of shares of Burlington Stock or Minerals Stock, as the case may be, shall be entitled to receive certificates representing shares of any kind of capital stock to be received by such holder with respect to any exchange of such shares of Burlington Stock or Minerals Stock, such holder shall surrender at such office as the Company shall specify certificates for such shares of Burlington Stock or Minerals Stock, properly endorsed or assigned for transfer (unless the Company shall waive such requirement). As soon as practicable after surrender of certificates for such shares of Burlington Stock or Minerals Stock, the Company will deliver to the holder of such shares so surrendered the certificates representing the number of whole shares of the kind of capital stock to which such holder is entitled, together with any fractional payment referred to below.

     The Company shall not be required to issue or deliver fractional shares of any class of capital stock to any holder of Burlington Stock or Minerals Stock, as the case may be, upon any exchange described above. If the number of shares of any class of capital stock remaining to be issued or delivered to any holder of Burlington Stock or Minerals Stock, is a fraction, the Company shall pay a cash adjustment in respect of such fraction in an amount equal to the fair market value of such fraction on the date such payment is to be made.

     Shareholders who own their stock beneficially through brokers or other nominees listed as holders of record will have their fractional shares handled according to the practices of such broker or nominee which may result in such shareholders receiving a price which is higher or lower than the price paid by the Company to holders of record.

  Voting

     Effective on January 1, 1996, the voting rights of holders of Minerals Stock will be approximately 7.8% of the aggregate voting power of all outstanding common stock. Pursuant to the Brink's Stock Proposal, holders of Minerals Stock initially will have 0.626 votes per share (which will result in the aggregate voting rights of holders of Minerals Stock being initially unchanged as a result of the implementation of the Transaction from that which will exist immediately prior thereto). The Brink's Stock Proposal further provides that holders of Brink's Stock at all times will have one vote per share, and holders of Burlington Stock initially will have one vote per share. The votes of holders of

Burlington Stock and Minerals Stock will be subject to adjustment on January 1, 1998, and on January 1 every two years thereafter in such a manner so that each class' share of the aggregate voting power at such time will be equal to that class' share of the aggregate market capitalization of the Company's common stock at such time. Accordingly, beginning on January 1, 1998, each share of Burlington Stock and Minerals Stock may have more than, less than or continue to have the number of votes per share as they initially will following the consummation of the Transaction. The periodic adjustments in the number of votes to which holders of Burlington Stock and Minerals Stock will be entitled will limit the ability of investors in one class to acquire for the same consideration relatively greater or lesser voting power per share than investors in the other classes. Because the adjustment of voting powers will occur only biennially, substantial disparity in the voting power purchasable for a specified amount may exist among the three Groups' shares from time to time.

     Holders of Brink's Stock, Burlington Stock and Minerals Stock will vote together as a single voting group on all matters as to which all common shareholders are entitled to vote. In addition, as prescribed by Virginia law, certain amendments to the Articles of Incorporation affecting, among other things, the designation, rights, preferences or limitations of one class of common stock, or certain mergers or statutory share exchanges, must be approved by the holders of such class of common stock, voting as a separate voting group, and, in certain circumstances, may also have to be approved by the holders of each of the other classes of common stock, voting as separate voting groups. Amendments to the Articles of Incorporation that would affect or would otherwise adjust the voting rights of the holders of Minerals Stock are required to be approved by the holders of two-thirds of the outstanding shares of Minerals Stock, voting separately as a separate voting group. Because most matters brought to a shareholder vote will only require the approval of a majority of all the Company's outstanding common stock entitled to vote on such matters (including Brink's Stock, Burlington Stock and Minerals Stock) voting together as a single voting group, if holders of Brink's Stock, Burlington Stock or Minerals Stock would have more than the number of votes required to approve any such matter, those holders would be in a position to control the outcome of the vote on such matter. See 'Risk Factors -- Voting Power; Effects on Holders of Brink's Stock, Burlington Stock and Minerals Stock'.

     The Articles of Amendment reserve to the Board the right to condition the submission of a particular matter on receipt of a separate vote of the holders of outstanding shares of Brink's Stock, Burlington Stock or Minerals Stock. The Board has no present intention of imposing such a separate vote requirement on any matter which it can now foresee. However, should the Board, in the exercise of its fiduciary duties and its good faith judgment of the best interests of the Company, conclude that such a separate vote is necessary or desirable, it has reserved the right to so require.

     Only one annual meeting of shareholders will be held in 1996 and subsequent years. Holders of Brink's Stock, Burlington Stock and Minerals Stock will receive a notice of each annual meeting and will be entitled to vote at such meeting. Any such holder may also submit a shareholder proposal for inclusion in the Company's annual proxy statement to the extent such holder meets certain eligibility requirements specified under the Federal securities law. Such law currently provides that, among other things, at the time such holder submits such a proposal, such holder shall be a record or beneficial owner of at least one percent or $1,000 in market value of securities entitled to be voted on the proposal at the meeting of shareholders and have held such securities for at least one year, and such holder must also continue to own such securities through the date on which such meeting is held. The Company intends to apply this requirement at the Company level so that a holder of shares of Brink's Stock, Burlington Stock or Minerals Stock, or any combination of the three, aggregating at least one percent or $1,000 in market value of all classes combined will have the right to submit such a proposal.

  Liquidation

     Under the Brink's Stock Proposal, in the event of a dissolution, liquidation or winding up of the Company the holders of outstanding Brink's
Stock, the holders of outstanding Burlington Stock and the holders of outstanding Minerals Stock will initially share on a per share basis an aggregate amount equal to approximately 55%, 28% and 17%, respectively, of the funds, if any, remaining for distribution to common shareholders. In the case of Minerals Stock, such percentage has been set to ensure that the holders of Minerals Stock are entitled to the same share of any such funds immediately following implementation of the Proposal as they were prior thereto, notwithstanding the fact that immediately following implementation of the Proposal the actual proportion of the number of shares of Minerals Stock to the total number of shares of common stock will equal approximately 12%. Maintaining the 17% Minerals Stock liquidation percentage has been accomplished by providing in the Articles of Amendment that in any determination of the amounts available in liquidation for holders of Minerals Stock the number of Minerals Stock shall be deemed to include an additional 4,202,954 shares (the 'Nominal Shares'). Following implementation of the Proposal, each class' share of such funds shall be subject to adjustment in the future based upon the total number of shares of Brink's Stock, Burlington Stock or Minerals Stock, as the case may be, then outstanding as compared to the total number of shares of all classes of common stock then outstanding (which totals, in the case of Minerals Stock, shall include the Nominal Shares). Thus, the liquidation rights of the holders of the respective classes may not bear any relation to the relative market values or the relative voting rights of the three classes. The Company considers that its complete liquidation is a remote contingency, and its financial advisor believes that, in general, these liquidation provisions are immaterial to trading in Brink's Stock, Burlington Stock and Minerals Stock. Further, tax counsel has advised the Company that this liquidation provision is preferable from a tax point of view.


  Subdivision or Combination

     If the Company subdivides (by stock split, stock dividend or otherwise) or combines (by reverse stock split or otherwise) the outstanding shares of Brink's Stock, Burlington Stock or Minerals Stock, the voting and liquidation rights of shares of Minerals Stock and Burlington Stock relative to Brink's Stock will be appropriately adjusted. For example, in case the Company were to effect a two-for-one split of Brink's Stock, the per share voting rights of Burlington Stock and Minerals Stock would be multiplied by two in order to avoid dilution in the aggregate voting rights of the holders of each such class. Similarly, the per share liquidation rights of Burlington Stock and Minerals Stock would be multiplied by two in order to avoid dilution in the aggregate liquidation rights of holders of Burlington Stock and Minerals Stock.

  Determinations by the Board

     Any determinations made by the Board or any committee of the Board, a majority of whose members are 'disinterested' directors, under any of the provisions described above under 'Description of Brink's Stock, Burlington Stock and Minerals Stock' will be final and binding on all shareholders of the Company. For this purpose, any director who is not an employee of, or a consultant to, the Company and who is not, directly or indirectly, the beneficial owner of 1% or more of the outstanding shares of all common stock of the Company shall be considered 'disinterested', even though such director may beneficially own a greater amount of one class of common stock than of the other classes of common stock.

CERTAIN MANAGEMENT POLICIES

     In connection with the Brink's Stock Proposal, the Company intends to formally adopt by Board resolution certain policies with respect to Pittston Brink's Group, Pittston Burlington Group and Pittston Minerals Group, including, without limitation, the intention to: (i) sell assets among Pittston Minerals Group, Pittston Burlington Group and Pittston Brink's Group only on an arm's-length basis, (ii) treat funds generated by the sale of Brink's Stock, Burlington Stock or Minerals Stock and securities convertible into any such stocks as assets of Pittston Brink's Group, Pittston Burlington Group or Pittston Minerals Group, as the case may be, and apply such funds to acquire assets or reduce liabilities attributed to Pittston Brink's Group, Pittston Burlington Group or Pittston Minerals Group, respectively, and (iii) treat funds generated by the sale of properties or assets as assets of Pittston Brink's Group, Pittston Burlington Group or Pittston Minerals Group, as the case may be, and utilize such funds in the business activities of, or to reduce liabilities attributed to, Pittston Brink's Group, Pittston Burlington Group or Pittston Minerals Group, respectively. These policies may be modified or rescinded by action of the Board, or the Board may adopt additional policies, without the approval of the shareholders, although the Board has no present intention to do so. Any determination of the

Board to modify or rescind such policies, or to adopt additional policies, including any such determination that would have disparate impacts upon the respective holders of Brink's Stock, Burlington Stock and Minerals Stock, would be made by the Board in its good faith business judgment of the Company's best interests. See 'Risk Factors -- Fiduciary Duties of the Board; No Definitive Precedent Under Virginia Law'. The Company has no present intention of selling securities of any class of capital stock. Copies of these policies will be available for shareholder review at the principal executive offices of the Company, 100 First Stamford Place, Stamford, Connecticut.

     In November 1995, the Board of Directors authorized modifications to the Company's existing share repurchase program (which previously permitted repurchases of Services Stock and Minerals Stock) to permit the Company to repurchase up to 1,500,000 shares of Brink's Stock, 1,500,000 shares of Burlington Stock and 1,000,000 shares of Minerals Stock from time to time in the open market or in private transactions, as conditions warrant, not to exceed an aggregate purchase price of $45 million.

ACCOUNTING MATTERS AND POLICIES

     The Company will prepare Pittston Brink's Group's, Pittston Burlington Group's and Pittston Minerals Group's respective financial statements in accordance with generally accepted accounting principles, and these financial statements, when taken together, will comprise all the accounts included in the corresponding consolidated financial statements of Pittston. The financial statements of Pittston Brink's Group, Pittston Burlington Group and Pittston Minerals Group principally reflect the financial position and results of operations for the businesses included therein. Consistent with the Articles of Amendment and related policies, such financial statements also include portions of certain corporate assets and liabilities (including contingent liabilities). Principal corporate activities reflected in such financial statements are:

     Corporate financial activities, including investment of surplus cash; issuance, repayment and repurchase of short-term and long-term debt; and the issuance and repurchase of common stock, essentially all of which are managed on a centralized, consolidated basis. Such activities are reflected in the financial statements of Pittston Brink's Group, Pittston Burlington Group and Pittston Minerals Group based upon their respective cash flows and earnings and after giving consideration to the historical debt and equity structure of the Company. In addition, certain financial activities have been directly attributed to each Group and included in their entirety in the respective Group combined financial statements; following the Effective Date, financial activities which will be directly attributable to the appropriate Group will include transactions related to securities convertible solely into Brink's Stock, solely into Burlington Stock or solely into Minerals Stock.

     To the extent borrowings are deemed to occur among Pittston Brink's Group, Pittston Burlington Group and Pittston Minerals Group, intercompany accounts will be established bearing interest at the rate in effect from time to time under the Company's unsecured credit lines or, if no such credit lines exist, at the prime rate charged by Chemical Bank (or such other bank as may be designated by the Board of Directors) from time to time.

     The Company's corporate and general and administrative expenses and other shared services have been allocated to each Group based upon utilization of such services by each Group.

     Following the Effective Date, financial statement impacts of dividends paid to holders of Brink's Stock, Burlington Stock and Minerals Stock and purchases and issuances of Brink's Stock, Burlington Stock and Minerals Stock will be reflected in their entirety in Pittston Brink's Group's financial statements if they relate to Brink's Stock, in their entirety in Pittston Burlington Group's financial statements if they relate to Burlington Stock and in their entirety in Pittston Mineral Group's financial statements if they relate to Minerals Stock.

     Income taxes, which are determined on a consolidated basis, are allocated to each Group in accordance with the Company's tax allocation policy and reflected in the financial statements for each Group. In general, the consolidated tax provision and related tax payments or refunds are allocated between the Groups, for Group financial statement purposes, based principally upon the income reported for financial purposes, taxable income, credits and other amounts directly related to the respective Group. Tax benefits that cannot be used by the Group generating such attributes, but can be used on a consolidated basis, are allocated to the Group that generated such benefits with an intercompany account being established for the benefit of the Group generating the attribute. As a result, the allocated Group amounts of taxes payable or refundable are not necessarily comparable to those that would have resulted if the Groups had filed separate tax returns. See the Notes to the Financial Statements of each of Pittston Brink's Group and Pittston Burlington Group and the Consolidated Financial Statements of The Pittston Company and Subsidiaries in Annexes V, VII and IX, respectively.

     These policies may be modified or rescinded by action of the Board, or the Board may adopt additional policies, without approval of the shareholders, although the Board has no present plans to do so. In the event of any such modification or addition, in taking any such action the Board will be guided by its fiduciary duties described above. In addition, generally accepted accounting principles require that any modified or new accounting policy be preferable (in accordance with such principles) to the policy previously established. See 'Risk Factors -- Fiduciary Duties of the Board; No Definitive Precedent Under Virginia Law'. For further information regarding the basis of presentation and corporate activities, see Notes 1 and 2 to the Financial Statements of each of Pittston Brink's Group and Pittston Burlington Group and the Consolidated Financial Statements of The Pittston Company and Subsidiaries in Annexes V, VII and IX, respectively.

     Notwithstanding the attribution of corporate assets and liabilities among Pittston Brink's Group, Pittston Burlington Group and Pittston Minerals Group for the purpose of preparing their respective financial statements, the change in the capital structure of the Company contemplated by the Brink's Stock Proposal will not result in any transfer of assets or liabilities of the Company or any of its subsidiaries. The Company will continue to be responsible for its liabilities (including contingent liabilities) and will continue to prepare consolidated financial statements.

STOCK TRANSFER AGENT AND REGISTRAR


     Chemical Mellon Shareholder Services, L.L.C., 450 West 33rd Street, New York, New York 10001-2697, will act as Stock Transfer Agent and Registrar for each of Brink's Stock, Burlington Stock and Minerals Stock.


STOCK EXCHANGE LISTINGS

     Subject to shareholder approval, the NYSE has approved the redesignation of Services Stock as Brink's Stock and the distribution of Burlington Stock and for their listings under the symbols 'PZB' and 'PZX', respectively, subject to official notice of issuance. The Company cannot predict to what extent active trading markets will develop for the shares of Brink's Stock or Burlington Stock or the prices at which the shares of Brink's Stock or Burlington Stock may trade in such markets or otherwise.

DISSENTERS' RIGHTS

     Under the Virginia Stock Corporation Act, holders of Services Stock, Minerals Stock and Preferred Stock do not have dissenters' rights in connection with the Brink's Stock Proposal.

FINANCIAL ADVISOR

     CS First Boston has acted as financial advisor to the Company in connection with the Brink's Stock Proposal. The Company has paid to CS First Boston a $125,000 advisory fee and will pay to CS First Boston, upon the distribution of Burlington Stock to the shareholders, an additional $500,000 transaction fee. The Company has also agreed to reimburse CS First Boston for its reasonable out-of-pocket expenses and to indemnify it against certain liabilities and to provide contribution in respect thereof.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The Company has received an opinion from its counsel, Cravath, Swaine & Moore, that, for Federal income tax purposes:

          (1) the Transaction will not result in income, gain or loss to the Company or any shareholder;

          (2) a shareholder's tax basis for Services Stock will be allocated between Brink's Stock and Burlington Stock received in the Transaction in proportion to their relative fair market values at the time of the Transaction;

          (3) a shareholder's holding period for Brink's Stock and Burlington Stock received in the Transaction will include such shareholder's holding period for Services Stock surrendered therefor, assuming such Services Stock was a capital asset at the time of the Transaction;

          (4) neither Brink's Stock nor Burlington Stock will be 'section 306 stock';

          (5) a shareholder receiving cash in lieu of a fractional share of Brink's Stock or Burlington Stock will recognize gain or loss (capital gain or loss if the Services Stock is held as a capital asset) equal to the difference between the amount received and the basis for the fractional share, determined as aforesaid;

          (6) a holder of Burlington Stock or Minerals Stock, as the case may be, will not recognize any gain or loss or derive any taxable income upon the exchange of Burlington Stock or Minerals Stock, as the case may be, for Brink's Stock, either pursuant to the Company's option or upon the Disposition of all or substantially all of the assets of Pittston Burlington Group or Pittston Minerals Group, as the case may be; and

          (7) the tax basis of Brink's Stock received in such exchange will be the tax basis of Burlington Stock or Minerals Stock, as the case may be, exchanged therefor, and, assuming such Burlington Stock or Minerals Stock, as the case may be, is a capital asset, the holding period of such Brink's Stock will include the holding period of such Burlington Stock or Minerals Stock, as the case may be.

     Such counsel have noted that the Internal Revenue Service will not rule on the tax consequences of transactions like the Transaction and may take the position that (a) Brink's Stock or Burlington Stock is stock of a separate corporation, not stock of the Company, (b) the Transaction is a taxable event to the Company and its shareholders and (c) any later exchange of Minerals Stock or Burlington Stock, as the case may be, for Brink's Stock is a taxable event to shareholders. As indicated above, counsel are of the opinion that the Internal Revenue Service should not prevail in any such assertion.

     The foregoing is included for general information only. Shareholders should consult their own tax advisors as to the Federal, state, local and foreign tax consequences of the Transaction and of the holding or disposition of Brink's Stock, Burlington Stock and Minerals Stock.

AMENDMENTS TO STOCK OPTION AND EMPLOYEE BENEFIT PLANS AND ADJUSTMENTS TO OUTSTANDING OPTIONS

     The 1988 Stock Option Plan, as approved by the shareholders in 1988 and amended in 1992, 1993 and 1994 with their approval (the '1988 Plan'), authorizes grants of stock options only with respect to either Services Stock or Minerals Stock, or both. As part of the Brink's Stock Proposal, it is proposed to amend the 1988 Plan so as to permit option grants to be made on and after the Effective Date to optionees with respect to Brink's Stock, Burlington Stock or Minerals Stock, or any combination of the three. In general, it is anticipated that employees in Pittston Brink's Group will be granted options only with respect to Brink's Stock, employees in Pittston Burlington Group will be granted options only with respect to Burlington Stock and employees in Pittston Minerals Group will be granted options only with respect to Minerals Stock. Options granted to employees having Company-wide responsibilities may be divided among Brink's Stock, Burlington Stock and Minerals Stock on such basis as the Board or the Compensation Committee determines. A total of 1,007,570 shares of Brink's Stock, 503,785 shares of Burlington Stock and 21,282 shares of Minerals Stock will be reserved for future option grants under the 1988 Plan. The amounts reserved are proportionately related to the number of shares of Services

Stock and Minerals Stock available at November 28, 1995, for grants under the 1988 Plan. The text of the 1988 Plan showing the proposed amendments is set forth in Annex III-B.


     At December 11, 1995, a total of 2,186,018 shares of Services Stock and 553,619 shares of Minerals Stock were subject to options outstanding under the 1988 Plan and two other option plans of the Company under which no further options may be granted. Pursuant to antidilution provisions in the option agreements covering such Services Stock options, the Board or the Compensation Committee will convert these options into options for shares of Brink's Stock or Burlington Stock, or both, depending primarily on the employment status and responsibilities of the particular optionee. In the case of optionees having responsibilities in both the Pittston Brink's Group and Pittston Burlington Group, each outstanding option for Services Stock will be converted into an option for Brink's Stock and an option for Burlington Stock, by allocating the spread on the Services Stock option immediately prior to the Transaction between the Brink's Stock option and the Burlington Stock option. In the case of other optionees, each outstanding option will be converted into a new option for only Brink's Stock or Burlington Stock, as the case may be, following the Effective Date. The Board believes that conversion on the basis described above will encourage each optionee to fulfill his or her responsibilities as an employee in a manner expected to best serve the interests of the Company and its shareholders. The options granted pursuant to such conversions will preserve the value of the options being converted but are not intended to provide additional benefits to the optionees.



     The Non-Employee Directors' Stock Option Plan approved by the shareholders in 1988 and amended in 1993 authorizes automatic grants of stock options only with respect to Services Stock and Minerals Stock. Such grants consist of 10,000 shares of Services Stock and 2,000 shares of Minerals Stock upon initial election as a director and 1,000 shares of Services Stock and 200 shares of Minerals Stock annually thereafter. The Brink's Stock Proposal contemplates that any initial grant to any Non-Employee Director after the Effective Date will consist of three options, one for 10,000 shares of Brink's Stock, one for 5,000 shares of Burlington Stock and one for 2,000 shares of Minerals Stock. Subsequent annual grants would be for 1,000 shares of Brink's Stock, 500 shares of Burlington Stock and 200 shares of Minerals Stock. Pursuant to antidilution provisions in the option agreements applicable to options outstanding on the Effective Date, such options will be converted into three options in the manner described above which will preserve the value of the options being converted but without providing any additional benefits to the optionees. A total of 51,000 shares of Brink's Stock, 25,500 shares of Burlington Stock and 10,200 shares of Minerals Stock will be reserved for future option grants. The amounts reserved are proportionately related to the number of shares of Services Stock and Minerals Stock available at December 11, 1995, for grant under the Plan. At November 28, 1995, a total of 126,000 shares of Services Stock and 25,200 shares of Minerals Stock were subject to options outstanding under the Plan. The text of the Non-Employee Directors' Stock Option Plan showing the proposed amendments is set forth in Annex III-A.


     In 1992 the shareholders approved, and in 1993, 1994 and 1995 amended, the Key Employees' Deferred Compensation Program (the 'Program') by which eligible employees may defer (a) receipt of all or any part of any cash incentive payment awarded under the Key Employees Incentive Plan of The Pittston Company, (b) up to 50% of the employee's base salary (determined prior to reduction for any contributions made on a salary reduction basis) and (c) amounts that are not permitted to be deferred under the Savings-Investment Plan of The Pittston Company and its Subsidiaries (the 'Savings Plan') as a result of limits imposed by the Code and have a matching contribution credited with respect to such Savings Plan deferral. Such deferred amounts are currently allocated as the participant elects between amounts to be deferred in the form of Minerals Units ('Minerals Units') and/or Services Units ('Services Units'). Each unit is the equivalent of one share of Minerals Stock or one share of Services Stock. In the event of a deferral, the Company provides a matching contribution equal to 100% of the first 10% of his or her (a) cash incentive payment and (b) salary (earned after June 1, 1995 for the 1995 year), but in no event does the matching contribution exceed the amount deferred. Such matching contributions credited on behalf of an employee employed by a subsidiary in the Pittston Services Group or the Pittston Minerals Group are converted into Services Units or Minerals Units, as the case may be. Such matching contributions allocated on behalf of an employee of The Pittston Company are converted into Services Units and Minerals Units in the proportion that the fair market value of each of the Services Stock or Minerals Stock bears to the total fair market value of both Services Stock and

Minerals Stock as of the last day of the year for which the incentive payment was made or in which the deferred salary was earned. The Program provides that the aggregate value of the Minerals Stock and Services Stock and cash distributed to a participant in respect of all Units standing to his or her credit in his or her incentive account attributable to the deferral of incentive payments and the deferral of salary shall not be less than the aggregate amount of incentive payments, salary and related dividends in respect of which such Units were initially credited. This guarantee does not apply to Company-matching contributions or dividends attributable to such contributions. As part of the Brink's Stock Proposal, the Compensation Committee has determined, pursuant to the Program, that each Services Stock unit held in the incentive account of a participating employee at the Effective Date will constitute one share of Brink's Stock and one-half of one share of Burlington Stock, and has amended the Program, subject to approval of the Brink's Stock Proposal by the shareholders, so as to provide that any participating employee may elect that units credited after the Effective Date be credited with respect to either Brink's Stock, Burlington Stock or Minerals Stock or any combination of the three, as specified by the employee, unless the Compensation Committee otherwise determines. Incentive accounts invested in Minerals Stock Units will be unaffected by the Brink's Stock Proposal.

     In 1994, the shareholders approved the 1994 Employee Stock Purchase Plan of The Pittston Company (the 'Stock Purchase Plan') pursuant to which eligible employees are able to purchase shares of Services Stock, Minerals Stock or both through payroll deductions of between one and ten percent of the employee's compensation. As part of the Brink's Stock Proposal, it is proposed to amend the Stock Purchase Plan so as to permit eligible employees to purchase Brink's Stock, Burlington Stock, Minerals Stock, or a combination, as they elect.

     The purchase price for each share of common stock to be purchased will be equal to 85% of the average of the high and low sale prices of such class of common stock, as reported on the New York Stock Exchange Composite Transactions Tape, on the first day or the last day of each six-month offering period, whichever is less. An offering period begins on each January 1 and July 1. As part of the Brink's Stock Proposal, it is proposed that for the offering period ending on June 30, 1996, the purchase price per share for each of Brink's Stock and Burlington Stock shall be 85% of the fair market value of each such stock on June 30, 1996, or, if less, each such amount times a fraction, the numerator of which is 85% of the fair market value of Services Stock on January 1, 1996, and the denominator of which is the sum of 85% of the fair market value of Brink's Stock on June 30, 1996 and 42.5% of the fair market value of Burlington Stock on such date. Amounts in a participant's account designated to be used to purchase Minerals Stock will be unaffected by the Brink's Stock Proposal.

EFFECTS ON PREFERRED STOCK

     The Brink's Stock Proposal will have no effect on the conversion rights, voting rights or liquidation rights of the Preferred Stock.

     If any Preferred Stock is converted after all the outstanding Minerals Stock has been exchanged for Brink's Stock, the holder of such Preferred Stock would, upon conversion, receive shares of Brink's Stock in lieu of shares of Minerals Stock otherwise issuable. For example, if each outstanding share of Minerals Stock were to be exchanged for one share of Brink's Stock, and if the holder of Preferred Stock would have been entitled to receive upon conversion immediately prior to such exchange 100 shares of Minerals Stock at the conversion rate then in effect, such holder would automatically receive the equivalent value in Brink's Stock instead of 100 shares of Minerals Stock upon subsequent conversion. See 'Description of Brink's Stock, Burlington Stock and Minerals Stock -- Exchange'.

AMENDED AND RESTATED RIGHTS AGREEMENT

     Pursuant to the Rights Agreement, as previously amended (the 'Rights Agreement'), between the Company and Chemical Bank, as Rights Agent (the 'Rights Agent'), Pittston Minerals Group Rights ('Minerals Rights') and Pittston Services Group Rights ('Services Rights') were issued by the Board to holders of Minerals Stock and Services Stock, respectively. If the shareholders approve the Brink's Stock Proposal, the Rights Agreement (including the form of rights provided for therein) will be amended and restated to reflect the change in the capital structure of the Company and the Board will declare a distribution to holders of Burlington Stock of one Pittston Burlington Group Right (a 'Burlington Right'), for each outstanding share of Burlington Stock. Each existing Services Right will, in connection with the redesignation of Services Stock as Brink's Stock, become a Pittston Brink's Group Right (a 'Brink's Right'). The Rights Agreement, as amended and restated (the 'Restated Rights Agreement'), will provide that each Brink's Right and Burlington Right (each, a 'Right'), when it becomes exercisable, will entitle the registered holder to purchase from the Company (i) in the case of a Brink's Right, one one-thousandth (1/1000th) of a share of Series A Participating Cumulative Preferred Stock, par value $10 per share (the 'Series A Shares'), at a purchase price of $26.67, subject to adjustment (the 'Series A Purchase Price'), and (ii) in the case of a Burlington Right one one-thousandth (1/1000th) of a share of Series D Participating Cumulative Preferred Stock, par value $10 per share (the 'Series D Shares'), at a purchase price of $26.67, subject to adjustment (the 'Series D Purchase Price'). Mineral Rights will be unaffected by the Brink's Stock Proposal and will not be amended by the Restated Rights Agreement.

     The Restated Rights Agreement will provide that, prior to a Rights distribution date, Brink's Rights and Burlington Rights will be attached to all certificates representing shares of Brink's Stock and Burlington Stock, respectively, then outstanding, and no separate Rights certificates will be distributed. Each share of Brink's Stock will represent one Brink's Right and each share of Burlington Stock will represent one Burlington Right. Brink's Stock, Burlington Stock and Minerals Stock are sometimes hereinafter collectively referred to as the 'Voting Stock'. The Rights will separate from the Voting Stock and a Rights distribution date (a 'Distribution Date') will occur upon the earlier of (i) the tenth day after the first public disclosure that a person or group (including any affiliate or associate of such person or group) (an 'Acquiring Person') has acquired, or obtained the right to acquire, beneficial ownership of Voting Stock representing 20% or more of the total voting rights of all outstanding shares of Voting Stock (the 'Share Acquisition Date'), or (ii) the tenth day after the commencement of a tender or exchange offer for shares of Voting Stock representing 30% or more of the total voting rights of all outstanding shares of Voting Stock. For purposes of the Restated Rights Agreement, total voting rights of Voting Stock shall be determined based upon the fixed voting rights of holders of outstanding shares of Brink's Stock, Burlington Stock and Minerals Stock in effect on any such Distribution Date. See 'Description of Brink's Stock and Burlington Stock -- Voting'.

     In the event the Company is acquired in a merger or other business combination or 50% or more of its assets or assets representing 50% or more of its earning power are sold, leased, exchanged or otherwise transferred (in one or more transactions) to a publicly traded corporation, each Brink's Right, each Minerals Right and each Burlington Right will entitle its holder to purchase, for the Series A Purchase Price, Series B Purchase Price and Series D Purchase Price, respectively, that number of common shares of such corporation which at the time of the transaction would have a market value of twice the applicable Purchase Price. Similarly, in the event the Company is acquired in a merger or other business combination or 50% or more of its assets or assets representing 50% or more of the earning power of the Company are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an entity that is not a publicly traded corporation, each Right will entitle its holder to purchase, for the applicable Purchase Price, at such holder's option, (i) that number of shares of such entity (or, at such holder's option, of the surviving corporation in such acquisition, which could be the Company) which at the time of the transaction would have a book value of twice the applicable Purchase Price or
(ii) if such entity has an affiliate which has publicly traded common shares, that number of common shares of such affiliate which at the time of the transaction would have a market value of twice the applicable Purchase Price.

     In the event an Acquiring Person (i) shall acquire beneficial ownership of shares of Voting Stock representing 30% or more of the total voting rights of all outstanding shares of Voting Stock or (ii) engages in one or more 'self-dealing' transactions with the Company as set forth in the Restated Rights Agreement (any such event being called a 'Triggering Event'), (a) each Brink's Right will entitle its holder to purchase, at the Series A Purchase Price, that number of one one-thousandths (1/1000th) of a Series A Share equivalent to the number of shares of Brink's Stock which at the time of the transaction would have a market value of twice the Series A Purchase Price, (b) each Minerals Right will entitle its holder to purchase, at the Series B Purchase Price, that number of one one-thousandths (1/1000th) of a Series B Share equivalent to the number of shares of Minerals Stock which at the time of the transaction would have a market value of twice the Series B Purchase Price and
(c) each Burlington Right will entitle its holder to purchase, at the Series D Purchase Price, that number of one one-thousandths (1/1000th) of a Series D Share equivalent to the number of shares of Burlington Stock which at the time of the transaction would have a market value of twice the Series D Purchase Price.

     In the event the Company merges with an Acquiring Person and the Company is the surviving corporation and all the Voting Stock remains outstanding and unchanged (any such event being called an 'Affiliate Merger'), (a) each Brink's Right will entitle its holder to purchase, at the Series A Purchase Price, that number of shares of Brink's Stock which at the time of the transaction would have a market value of twice the Series A Purchase Price, (b) each Minerals Right will entitle its holder to purchase, at the Series B Purchase Price, that number of shares of Minerals Stock which at the time of the transaction would have a market value of twice the Series B Purchase Price and (c) each Burlington Right will entitle its holder to purchase, at the Series D Purchase Price, that number of shares of Burlington Stock which at the time of the transaction would have a market value of twice the Series D Purchase Price.

     Under no circumstances may a Right be transferred to an Acquiring Person or an affiliate or associate of an Acquiring Person or to any person who subsequently becomes an Acquiring Person or affiliate or associate, and any purported transfer of Rights to any such person shall be, and shall render the Rights purported to be transferred, null and void.

     At any time prior to the earliest of (i) the tenth day following the Share Acquisition Date, (ii) the occurrence of a Triggering Event or (iii) September 25, 1997 (the 'Expiration Date'), the Board may redeem the Rights in whole, but not in part, at a price (in cash or securities deemed by the Board to be equivalent in value) of $.01 per Right (the 'Redemption Price'). However, once an Acquiring Person becomes an Acquiring Person, the Rights may thereafter be redeemed only if the Board, with the concurrence of a majority of the Disinterested Directors (as defined in the Restated Rights Agreement), determines that such redemption is in the best interests of the Company and its shareholders.

     Immediately upon the action of the Board electing to redeem the Rights, and upon such election, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

     At any time prior to the Distribution Date, the Company may, without the approval of any holder of the Rights, supplement or amend any provision of the Restated Rights Agreement (including the date on which the Distribution Date shall occur), except that no supplement or amendment shall be made which reduces the Redemption Price or provides for an earlier Expiration Date. However, at any time when there is an Acquiring Person, the Restated Rights Agreement may be supplemented or amended only if the Board, with the concurrence of a majority of the Disinterested Directors, determines that such supplement or amendment is in the best interests of the Company and its shareholders.

     A copy of the form of the Restated Rights Agreement (which includes as Exhibit B-1 the Form of Rights Certificate for Brink's Rights, as Exhibit B-2 the Form of Rights Certificate for Minerals Rights and as Exhibit B-3 the Form of Rights Certificate for Burlington Rights) has been filed with the Commission as an exhibit to the Registration Statement to which this Proxy Statement relates and is incorporated herein by reference. A copy of the Restated Rights Agreement is available free of charge from the Rights Agent. The foregoing description of the Rights is a summary only and is qualified in its entirety by reference to the Restated Rights Agreement.

POSSIBLE ANTITAKEOVER EFFECTS

     The Virginia Stock Corporation Act ('SCA'), the Restated Rights Agreement, the Articles of Incorporation and the Company's bylaws contain provisions which may serve to discourage or make more difficult a change in control of the Company without the support of the Board or without meeting various other conditions. The principal provisions of the Restated Rights Agreement are described above, and the more important provisions of the SCA and the other aforementioned corporate governance documents are outlined below.

     Under Section 13.1-725 of the SCA, certain 'affiliated transactions' with a person owning 10% or more of any class of a corporation's outstanding voting shares must be approved by a majority of the disinterested directors and by a two-thirds vote of the shareholders other than such person for a period of three years after the date on which such person became a 10% owner. 'Affiliated transactions' include mergers, statutory share exchanges for any class of stock, recapitalizations and sales of assets other than in the ordinary course of business. The Brink's Stock Proposal would reduce the number of shares that an acquirer could purchase without triggering the 'affiliated transactions' provisions, unless such acquirer were to purchase up to 10% of the shares of each of Brink's Stock, Burlington Stock and Minerals Stock. In addition, the SCA provides that a person acquiring voting shares within certain specified ranges (beginning with 20%) of a corporation's shares entitled to vote in the election of directors does not have voting rights with respect to the acquired shares unless such rights are approved by a majority of shareholders other than such acquiring person.

     The Articles of Incorporation and the Company's bylaws also contain provisions which could make a change in control of the Company more difficult. For example, such Articles provide for a classified Board under which one-third of the total number of directors are elected each year and prohibit removal of directors for other than cause. The provision for a classified Board can be amended only by an 80% shareholder vote. In addition, the Articles of Incorporation authorize the issue of 2,000,000 shares of preferred stock, of which 85,000 shares would be reserved for issue in accordance with the Restated Rights Agreement. Under the Articles of Incorporation, the Board is authorized, without further action by the shareholders of the Company, to establish the preferences, limitations and relative rights of the preferred stock. The issue and sale of shares of preferred stock could occur in connection with an attempt to acquire control of the Company, and the terms of such shares could be designed in part to impede the acquisition of such control. The Company's bylaws provide that only the Board or the Chairman may call special meetings of shareholders and the SCA requires only that not more than 15 months elapse between annual meetings. The Company's bylaws also contain provisions regulating the procedure by which shareholders may nominate directors and bring business before a meeting of shareholders.

     The Company believes that the Brink's Stock Proposal, if approved by the shareholders, should not make a change in control of the Company more difficult. Each share of Brink's Stock and Burlington Stock will initially have one vote per share. Implementation of the Brink's Stock Proposal will require the issuance of shares of Burlington Stock in an amount equal to 50% of the number of shares of Brink's Stock that will replace, share-for-share, the presently outstanding Services Stock. Although the number of outstanding shares would initially increase by 50%, the cost to an acquiring person of obtaining majority control would depend on the market value of each class. The Company cannot predict whether, to what extent or during what periods of time such cost may increase or decrease, nor can the Company predict the effect of the proposed provisions for periodic adjustment of voting rights (see 'Description of Brink's Stock, Burlington Stock and Minerals Stock -- Voting'). Under the Rights
Agreement (which is currently in effect), the purchase price for each one one-thousandth (1/1000th) of a Preferred Share (as defined therein) is $40. Under the Restated Rights Agreement, however, the purchase price for each one one-thousandth (1/1000th) of a Series A Share and Series D Share would be $26.67, which reflects a purchase price reduction of 33.3% (from $40 to $26.67) to reflect the changes resulting from the Brink's Stock Proposal; the purchase price for each one one-thousandth (1/1000th) of a Series B Share will remain $40.

     Nevertheless, the existence of three classes of common stock could in certain circumstances pose obstacles, financial and otherwise, to an acquiring person with particular objectives in mind. For example, the effect of the provisions for variable voting rights and the requirement that Minerals Stock, Brink's Stock and Burlington Stock vote as a single voting group might discourage a potential acquire from initiating a proxy contest or tender offer as a result of the complexities involved in acquiring a majority of the voting stock of the Company.

     The Brink's Stock Proposal includes provisions by which the authorized Brink's Stock, Burlington Stock and Minerals Stock would aggregate 170 million shares, as compared with 120 million shares of common stock currently authorized (of which approximately 50 million are outstanding as of December 11, 1995). The increased availability of shares for possible future issuance without approval of shareholders would not, in the Company's view, make a change in control of the Company materially more difficult.


                               OTHER INFORMATION

SOLICITATION STATEMENT

     The cost of this solicitation of proxies will be borne by the Company. In addition to soliciting proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefor, may solicit proxies by telephone, telegram, in person or by other means. Arrangements also will be made with brokerage firms and other custodians, nominees and fiduciaries to forward proxy solicitation material to the beneficial owners of Services Stock, Minerals Stock and the Preferred Stock held of record by such persons and the Company will reimburse such brokerage firms, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith. The Company has retained Kissel-Blake Inc. to perform various proxy advisory and solicitation services. The fee of Kissel-Blake Inc. is currently estimated to be approximately $20,000, plus reimbursement of out-of-pocket expenses.

                                    EXPERTS

     The Consolidated Financial Statements and Schedules of the Company, the Financial Statements and Schedules of Pittston Brink's Group, the Financial Statements and Schedules of Pittston Burlington Group and the Financial Statements of Pittston Minerals Group as of December 31, 1994 and 1993, and for each of the three years in the period ended December 31, 1994, included or incorporated by reference in this Proxy Statement, have been so included or incorporated in reliance on the reports of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

     The reports of KPMG Peat Marwick LLP covering the Financial Statements of Pittston Brink's Group, the Financial Statements of Pittston Burlington Group and the Financial Statements of Pittston Minerals Group as of December 31, 1994 and 1993, and for each of the three years in the period ended December 31, 1994, contain an explanatory paragraph that states that the Financial Statements of Pittston Brink's Group, the Financial Statements of Pittston Burlington Group and the Financial Statements of Pittston Minerals Group should be read in connection with the audited Consolidated Financial Statements of the Company.

                                 LEGAL OPINIONS

     The validity of the reclassification of Services Stock as Brink's Stock and the issuance of Burlington Stock will be passed upon for the Company by Hunton & Williams, Richmond, Virginia. Certain tax matters will be passed upon for the Company by Cravath, Swaine & Moore, New York, New York.

                                          By order of the Board of Directors,
                                          AUSTIN F. REED
                                          Secretary

Dated: December 15, 1995

                                                                         ANNEX I

                           GLOSSARY OF CERTAIN TERMS

                                                                                             PAGE ON WHICH TERM IS
                                                                                             DEFINED IN THE PROXY
                                           TERM                                                    STATEMENT
------------------------------------------------------------------------------------------   ---------------------

Aggregate Market Capitalization...........................................................              II-6
Available Minerals Dividend Amount........................................................              II-7
Articles of Amendment.....................................................................                 2
Articles of Incorporation.................................................................                 2
BHS.......................................................................................                17
Board.....................................................................................                 1
Brink's Stock.............................................................................                 1
Brink's Stock Proposal....................................................................                 1
Burlington Stock..........................................................................                 1
Business Day..............................................................................          34, II-7
Commission................................................................................                 3
Company...................................................................................                 1
Composite Tape............................................................................                15
CS First Boston...........................................................................                24
Disposition...............................................................................          33, II-7
Effective Date............................................................................           2, II-7
Exchange Act..............................................................................                 3
Fair Market Value.........................................................................          34, II-7
Group.....................................................................................                 1
Groups....................................................................................                 1
Meeting...................................................................................                 1
Minerals Net Income.......................................................................              II-8
Minerals Stock............................................................................                 1
NYSE......................................................................................                 2
Nominal Shares............................................................................                11
Pittston..................................................................................                 1
Pittston Brink's Group....................................................................           1, II-8
Pittston Burlington Group.................................................................           1, II-8
Pittston Minerals Group...................................................................           1, II-8
Pittston Services Group...................................................................                 1
1988 Plan.................................................................................                40
Preferred Stock...........................................................................                 1
Program...................................................................................                41
Proxy Statement...........................................................................                 1
Record Date...............................................................................                 5
Registration Statement....................................................................                 3
Rights Agreement..........................................................................                42
Securities Act............................................................................                 3
Services Stock............................................................................                 1
Transaction...............................................................................                 5

                                                                        ANNEX II

                             ARTICLES OF AMENDMENT
                                     TO THE
                       RESTATED ARTICLES OF INCORPORATION
                                       OF
                              THE PITTSTON COMPANY

     Pursuant to Section 13.1-710 of the Virginia Stock Corporation Act, The Pittston Company, a corporation organized and existing under the laws of Virginia, in accordance with Section 13.1-604 of the Virginia Stock Corporation Act, DOES HEREBY CERTIFY as follows:

          FIRST: The name of the Corporation is The Pittston Company (the 'Corporation').

          SECOND: Pursuant to resolutions duly adopted by all the directors of the Corporation, resolutions were duly adopted setting forth a proposed amendment to the Restated Articles of Incorporation of the Corporation, declaring said amendment to be advisable, directing that said amendment be considered at a special meeting of the shareholders of the Corporation and reserving unto the Board the power to abandon the proposal notwithstanding shareholder approval thereof. The resolution setting forth the proposed amendment is as follows:

             RESOLVED, that the  Board of Directors  of this Corporation  hereby declares it advisable and recommends to the shareholders that the Pittston Services Group Common Stock, par value $1.00 per share (the 'Services Stock'), be reclassified and that, in order to effect such reclassification, (A) shares of Burlington Stock be distributed to the holders of Services Stock on the basis of one-half of one share of Burlington Stock for each outstanding share of Services Stock and (B) the Restated Articles of Incorporation of the Corporation be amended by:
        (i) deleting the introductory paragraph and Division I of Article III in their entirety and substituting in lieu thereof the following:

                The total number of shares of capital stock which the Corporation shall have authority to issue is one hundred seventy-two million (172,000,000), of which two million (2,000,000) shares shall be shares of Preferred Stock, par value $10.00 per share (hereinafter called 'Preferred Stock'), one hundred million (100,000,000) shares shall be shares of a class of common stock designated as Pittston Brink's Group Common Stock, par value $1.00 per share ('Brink's Stock'), fifty million (50,000,000) shares shall be shares of a class of common stock designated as Pittston Burlington Group Common Stock, par value $1.00 per share ('Burlington Stock'), and twenty million (20,000,000) shares shall be shares of Pittston Minerals Group Common Stock, par value $1.00 per share ('Minerals Stock'). Brink's Stock, Burlington Stock and Minerals Stock shall hereinafter collectively be called 'Common Stock'.

                                   DIVISION I

     The preferences, limitations and relative rights of the shares of each class of Common Stock are as follows:

          1. Dividend Rights. (a) Subject to the express terms of any outstanding series of Preferred Stock, dividends may be declared and paid upon Brink's Stock, Burlington Stock and Minerals Stock upon the terms provided for below with respect to each such class:

             (i) Dividends on Brink's Stock and Burlington Stock. Dividends on Brink's Stock and/or Burlington Stock may be declared and paid out of funds of the Corporation legally available therefor. Subject to the foregoing, the declaration and payment of dividends on Brink's Stock and Burlington Stock, and the amount thereof, shall at all times be solely in the discretion of the Board of Directors.

             (ii) Dividends on Minerals Stock. Dividends on Minerals Stock may be declared and paid only out of the lesser of (A) funds of the Corporation legally available therefor and (B) the Available Minerals Dividend Amount. Subject to the foregoing, the declaration and payment of dividends on Minerals Stock, and the amount thereof, shall at all times be solely in the discretion of the Board of Directors.

          (b) Discrimination Among Brink's Stock, Burlington Stock and Minerals Stock. The Board of Directors, subject to the provisions of Sections 1(a)(i) and 1(a)(ii), may, in its sole discretion, declare and pay dividends exclusively on Brink's Stock, exclusively on Burlington Stock, exclusively on Minerals Stock or on any combination or all of such classes in equal or unequal amounts, notwithstanding the amounts of funds available for dividends on each class, the respective voting and liquidation rights of each class, the amount of prior dividends declared on each class or any other factor.

          (c) Distribution Determination. Pursuant to Section 13.1-653 of the Virginia Stock Corporation Act, the Board of Directors may base a determination that a proposed dividend distribution is out of funds legally available therefor under Virginia law either on financial statements prepared on the basis of accounting practices and principles that are reasonable in the circumstances or on a fair valuation of the Corporation's total net assets or other method that is reasonable in the circumstances.

          2. Exchange. Shares of Brink's Stock, Burlington Stock and Minerals Stock are subject to exchange upon the terms provided below:

             (a) Exchange of Brink's Stock. Outstanding shares of Brink's Stock shall not be subject to either optional or mandatory exchange by the Board of Directors.

             (b)  Exchange  of  Burlington  Stock.  (i)  In  the  event  of  the
        Disposition, in one transaction or a series of related transactions, by the Corporation of all or substantially all of the properties and assets of Pittston Burlington Group (other than in connection with the Disposition by the Corporation of all or substantially all of its properties and assets in one transaction) to any person, entity or group (other than (A) the holders of all outstanding shares of Burlington Stock on a pro rata basis or (B) any person, entity or group in which the Corporation, directly or indirectly, owns a majority equity interest), the Corporation shall, on or prior to the first Business Day following the 60th day following the consummation of such Disposition, exchange each outstanding share of Burlington Stock for fully paid and nonassessable shares of Brink's Stock (or, if there are no shares of Brink's Stock outstanding on the Exchange Date, of Minerals Stock, or, if there are no shares of Minerals Stock outstanding on the Exchange Date and shares of another class or classes of Common Stock (other than Burlington Stock) are then outstanding, of such other class of Common Stock as then has the largest Aggregate Market Capitalization) having a Fair Market Value equal to 115% of the Fair Market Value of one share of Burlington Stock, as of the date of the first public announcement by the Corporation of such Disposition.

             (ii) The Board of Directors may, by a majority vote of the directors then in office, at any time in its sole discretion declare that each outstanding share of Burlington Stock shall be exchanged, on an Exchange Date set forth in a notice to holders of Burlington Stock pursuant to Section 2(e)(i), for fully paid and nonassessable shares of Brink's Stock (or, if there are no shares of Brink's Stock outstanding on the Exchange Date, of Minerals Stock, or, if there are no shares of Minerals Stock outstanding and shares of another class or classes of Common Stock (other than Burlington Stock) are then outstanding, of such other class of Common Stock as then has the largest Aggregate Market Capitalization) having a Fair Market Value equal to 115% of the Fair Market Value of one share of Burlington Stock, as of the date of the first public announcement by the Corporation of such exchange.

             (iii) After any Exchange Date on which all outstanding shares of Burlington Stock were exchanged, any share of Burlington Stock that is issued on conversion or exercise of any Convertible Securities shall, immediately upon issuance pursuant to such conversion or exercise and without any notice or any other action on the part of the Corporation or its Board of Directors or the holder of such share of Burlington Stock, be exchanged for the amount of shares of Brink's Stock or another class of Common Stock that a holder of such Convertible Security would have been entitled to receive pursuant to the terms of such Convertible

        Security had such terms provided that the conversion privilege in effect immediately prior to any exchange by the Corporation of any shares of its Burlington Stock for shares of any other capital stock of the Corporation would be adjusted so that the holder of any such Convertible Security thereafter surrendered for conversion would be entitled to receive the number of shares of capital stock of the Corporation he or she would have owned immediately following such action had such Convertible Security been converted immediately prior thereto. The provisions of this Section 2(b)(iii) shall not apply to the extent that equivalent adjustments are otherwise made pursuant to the provisions of such Convertible Securities.

             (c)   Exchange  of  Minerals  Stock.  (i)   In  the  event  of  the
        Disposition, in one transaction or a series of related transactions, by the Corporation of all or substantially all of the properties and assets of Pittston Minerals Group (other than in connection with the Disposition by the Corporation of all or substantially all of its properties and assets in one transaction) to any person, entity or group (other than (A) the holders of all outstanding shares of Minerals Stock on a pro rata basis or (B) any person, entity or group in which the Corporation, directly or indirectly, owns a majority equity interest), the Corporation shall, on or prior to the first Business Day following the 60th day following the consummation of such Disposition, exchange each outstanding share of Minerals Stock for fully paid and nonassessable shares of Brink's Stock (or, if there are no shares of Brink's Stock outstanding on the Exchange Date, of Burlington Stock, or, if there are no shares of Burlington Stock outstanding on the Exchange Date and shares of another class or classes of Common Stock (other than Minerals Stock) are then outstanding, of such other class of Common Stock as then has the largest Aggregate Market Capitalization) having a Fair Market Value equal to 115% of the Fair Market Value of one share of Minerals Stock, as of the date of the first public announcement by the Corporation of such Disposition.

             (ii) The Board of Directors may, by a majority vote of the directors then in office, at any time in its sole discretion declare that each outstanding share of Minerals Stock shall be exchanged, on an Exchange Date set forth in a notice to holders of Minerals Stock pursuant to Section 2(e)(i), for fully paid and nonassessable shares of Brink's Stock (or, if there are no shares of Brink's Stock outstanding on the Exchange Date, of Burlington Stock, or, if there are no shares of Burlington Stock outstanding on the Exchange Date and shares of another class or classes of Common Stock (other than Minerals Stock) are then outstanding, of such other class of Common Stock as then has the largest Aggregate Market Capitalization) having a Fair Market Value equal to 115% of the Fair Market Value of one share of Minerals Stock, as of the date of the first public announcement by the Corporation of such exchange.

             (iii) After any Exchange Date on which all outstanding shares of Minerals Stock were exchanged, any share of Minerals Stock that is issued on conversion or exercise of any Convertible Securities shall, immediately upon issuance pursuant to such conversion or exercise and without any notice or any other action on the part of the Corporation or its Board of Directors or the holder of such share of Minerals Stock, be exchanged for the amount of shares of Brink's Stock or another class of Common Stock that a holder of such Convertible Security would have been entitled to receive pursuant to the terms of such Convertible Security had such terms provided that the conversion privilege in effect immediately prior to any exchange by the Corporation of any shares of its Minerals Stock for shares of any other capital stock of the Corporation would be adjusted so that the holder of any such Convertible Security thereafter surrendered for conversion would be entitled to receive the number of shares of capital stock of the Corporation he or she would have owned immediately following such action had such Convertible Security been converted immediately prior thereto. The provisions of this Section 2(c)(iii) shall not apply to the extent that equivalent adjustments are otherwise made pursuant to the provisions of such Convertible Securities.

             (d) Certain Definitions. For purposes of Sections 2(b)(i) and 2(c)(i):

                (i) as of any date, 'substantially all of the properties and assets' of Pittston Burlington Group or Pittston Minerals Group, as the case may be, shall mean a portion of such properties and assets that represents at least 80% of either of the then-current market value, as determined by the Board of Directors based on opinions, appraisals or such other evidence as the Board shall consider relevant, of, or the aggregate reported net sales for the immediately preceding twelve fiscal quarterly periods of the Corporation derived from, the properties and assets of Pittston Burlington Group or Pittston Minerals Group, respectively, as of such date (excluding the properties and assets of any person, entity or group in which the Corporation, directly or indirectly, owns less than a majority equity interest);

                (ii) if immediately after any event, the Corporation, directly or indirectly, owns less than a majority equity interest in any person, entity or group in which the Corporation, directly or indirectly, owned a majority equity interest immediately prior to the occurrence of such event, a Disposition of all of the properties and assets of Pittston Burlington Group or Pittston Minerals Group, respectively, owned by such person, entity or group shall be deemed to have occurred; and

                (iii) in the case of a Disposition of properties and assets in a series of related transactions, such Disposition shall not be deemed to have been consummated until the consummation of the last of such transactions.

             (e) General Exchange Provisions. (i) In the event of any exchange pursuant to Sections 2(b)(i) and (ii) or 2(c)(i) and (ii), the Corporation shall cause to be given to each holder of Burlington Stock or Minerals Stock, respectively, a notice stating (A) that shares of Burlington Stock or Minerals Stock, respectively, shall be exchanged,
        (B) the Exchange Date, (C) the kind and amount of shares of capital stock to be received by such holder with respect to each share of Burlington Stock or Minerals Stock, respectively, held by such holder, including details as to the calculation thereof, (D) the place or places where certificates for shares of Burlington Stock or Minerals Stock, respectively, properly endorsed or assigned for transfer (unless the Corporation shall waive such requirement), are to be surrendered for delivery of certificates for shares of such capital stock and (E) that, subject to Section 2(e)(iii), dividends on Burlington Stock or Minerals Stock, respectively, will cease to be paid as of such Exchange Date. Such notice shall be sent by first-class mail, postage prepaid, not less than 30 nor more than 60 days prior to the Exchange Date and in any case to each holder of Burlington Stock or Minerals Stock, respectively, at such holder's address as the same appears on the stock transfer books of the Corporation. Neither the failure to mail such notice to any particular holder of Burlington Stock or Minerals Stock, respectively, nor any defect therein shall affect the sufficiency thereof with respect to any other holder of Burlington Stock or Minerals Stock, respectively.

             (ii) The Corporation shall not be required to issue or deliver fractional shares of any class of capital stock to any holder of Burlington Stock or Minerals Stock, as the case may be, upon any exchange pursuant to this Section 2. If the number of shares of any class of capital stock remaining to be issued to any holder of Burlington Stock or Minerals Stock is a fraction, the Corporation shall, if such fraction is not issued or delivered to such holder, pay a cash adjustment in respect of such fraction in an amount equal to the Fair Market Value of such fraction on the date such payment is to be made.

             (iii) No adjustments in respect of dividends shall be made upon the exchange of any shares of Burlington Stock or Minerals Stock, as the case may be; provided, however, that, if the Exchange Date with respect to Burlington Stock or Minerals Stock, as the case may be, shall be subsequent to the record date for the payment of a dividend or other distribution thereon or with respect thereto, the holders of such shares of Burlington Stock or Minerals Stock, respectively, at the close of business on such record date shall be entitled to receive the dividend or other distribution payable on or with respect to such shares on the date set for payment of such dividend or other distribution, notwithstanding the exchange of such shares or the Corporation's default in payment of the dividend or distribution due on such date.

             (iv) Before any holder of shares of Burlington Stock or Minerals Stock, as the case may be, shall be entitled to receive certificates representing shares of any capital stock to be received by such holder with respect to such shares of Burlington Stock or Minerals Stock, respectively, pursuant to this Section 2, such holder shall surrender at such office as the Corporation shall specify certificates for such shares of Burlington Stock or Minerals Stock, properly endorsed or assigned for transfer (unless the Corporation shall waive such requirement). The Corporation will as soon as practicable after such surrender of certificates representing shares of Burlington Stock or Minerals Stock deliver to the person for whose account such shares of Burlington Stock or Minerals Stock were so surrendered, or to his or her nominee or nominees, certificates representing the number of whole shares of the kind of capital stock to which he or she shall be entitled as aforesaid, together with any fractional payment contemplated by
        Section 2(e)(ii).

             (v) From and after any applicable Exchange Date, all rights of a holder of shares of Burlington Stock or Minerals Stock, as the case may be, that were exchanged shall cease except for the right, upon surrender of the certificates representing such shares of Burlington Stock or Minerals Stock, respectively, to receive certificates representing shares of the capital stock for which such shares were exchanged together with any fractional payment contemplated by Section 2(e)(ii) and rights to dividends as provided in Section 2(e)(iii). No holder of a certificate that immediately prior to the applicable Exchange Date for Burlington Stock or Minerals Stock, as the case may be, represented shares of Burlington Stock or Minerals Stock, respectively, shall be entitled to receive any dividend or other distribution with respect to shares of any kind of capital stock into which Burlington Stock or Minerals Stock, respectively, was exchanged until surrender of such holder's certificate for a certificate or certificates representing shares of such kind of capital stock. Upon such surrender, there shall be paid to the holder the amount of any dividends or other distributions (without interest) which theretofore became payable with respect to a record date after the Exchange Date, but that were not paid by reason of the foregoing, with respect to the number of whole shares of the kind of capital stock represented by the certificate or certificates issued upon such surrender. From and after an Exchange Date for Burlington Stock or Minerals Stock, the Corporation shall, however, be entitled to treat the certificates for Burlington Stock or Minerals Stock, respectively, that have not yet been surrendered for exchange as evidencing the ownership of the number of whole shares of the kind of capital stock for which the shares of Burlington Stock or Minerals Stock represented by such certificates shall have been exchanged, notwithstanding the failure to surrender such certificates.

             (vi) The Corporation will pay any and all documentary, stamp or similar issue or transfer taxes that may be payable in respect of the issue or delivery of any shares of capital stock on exchange of shares of Burlington Stock or Minerals Stock pursuant hereto. The Corporation shall not, however, be required to pay any tax that may be payable in respect of any transfer involved in the issue and delivery of any shares of capital stock in a name other than that in which the shares of Burlington Stock or Minerals Stock so exchanged were registered, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Corporation the amount of any such tax, or has established to the satisfaction of the Corporation that such tax has been paid.

          3. Voting Rights. (a) The holders of Brink's Stock, Burlington Stock and Minerals Stock shall vote together as a single voting group on all matters; provided, however, that, except as provided below with respect to amending voting rights of Minerals Stock, the holders of Brink's Stock, Burlington Stock or Minerals Stock, as the case may be, voting separately as a separate voting group, shall be entitled to approve by the vote of a majority of the shares of Brink's Stock, Burlington Stock or Minerals Stock, as the case may be, then outstanding any proposed amendment to these Restated Articles of Incorporation to the extent prescribed by Section 13.1-708 of the Virginia Stock Corporation Act. Each holder of Brink's Stock shall be entitled to one vote, in person or by proxy, for each share of Brink's Stock standing in his or her name on the stock transfer books of the Corporation. Except as otherwise provided below and subject to the provisions of Section 5, each holder of Burlington Stock and each holder of Minerals Stock shall be entitled to one vote and 0.626 votes, respectively, in person or by proxy, for each share of Burlington Stock or Minerals Stock, respectively, standing in his or her name on the stock transfer books of the Corporation from the Effective Date to and including December 31, 1997. On

     January 1, 1998, and on each January 1 every two years thereafter, the number of votes to which the holder of each share of Burlington Stock and the holder of each share of Minerals Stock shall be entitled shall be adjusted and fixed for two-year periods to equal the quotient of (i) the quotient of (x) the Aggregate Market Capitalization of Burlington Stock or Minerals Stock, respectively, on each such date and (y) the Aggregate Market Capitalization of the Company on each such date, divided by (ii) the number of shares of Burlington Stock or Minerals Stock, respectively, outstanding on each such date. Any proposed amendment to these Restated Articles of Incorporation that would affect or otherwise adjust the voting rights of the holders of Minerals Stock shall be approved by the affirmative vote of the holders of two-thirds of the outstanding shares of Minerals Stock, voting separately as a separate voting group. The Board of Directors shall take such action to implement such changes in the voting rights of Burlington Stock or Minerals Stock as may be required pursuant to this Section 3(a).

          (b) Unless the Board of Directors conditions its submission of a particular matter on receipt of a greater vote or on any other basis permitted by applicable law, the vote of the holders of a majority of the outstanding shares of Brink's Stock, Burlington Stock and Minerals Stock, voting together as a single voting group, is required for approval of any of the following that by applicable law are required to be submitted to shareholders for their approval: (i) any amendment or restatement of these Articles of Incorporation, except as otherwise provided in Section 3(a) or prescribed by Section 13.1-708 of the Virginia Stock Corporation Act; (ii) a plan of merger; (iii) a plan of share exchange, except as otherwise provided in Section 2; (iv) the sale, lease, exchange or other disposition of all or substantially all the property of the Corporation otherwise than in the usual and regular course of its business; or (v) a proposal to dissolve the Corporation. The foregoing provisions shall not be construed to alter or modify in any respect the voting requirements prescribed by the Virginia Stock Corporation Act which would in the absence of such provisions be applicable to approval of any affiliated transaction (as defined in said Act) or any amendment of the Restated Articles of Incorporation of the Corporation relating to the vote required for approval of any affiliated transaction.

          4. Liquidation Rights. Subject to the provisions of Section 5, in the event of the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, after there shall have been paid or set apart for the holders of Preferred Stock the full preferential amounts to which they are entitled, (a) the holders of Brink's Stock shall be entitled to receive, on a per share basis in proportion to the total number of then outstanding shares of Brink's Stock to the Total Liquidation Shares, (b) the holders of Burlington Stock shall be entitled to receive, on a per share basis in proportion to the total number of then outstanding shares of Burlington Stock to the Total Liquidation Shares and (c) the holders of Minerals Stock shall be entitled to receive, on a per share basis in proportion to the then outstanding shares of Minerals Stock increased by the Nominal Shares to the Total Liquidation Shares, in each case determined as of the fifth Business Day prior to the date of the public announcement of (i) a voluntary dissolution, liquidation or winding up of the
     Corporation or (ii) the institution of a proceeding for the involuntary dissolution, liquidation or winding up of the Corporation, the funds of the Corporation remaining for distribution to its common shareholders.

          5. Subdivision or Combination. If the Corporation shall in any manner subdivide (by stock split, stock dividend or otherwise) or combine (by reverse stock split or otherwise) the outstanding shares of any of Brink's Stock, Burlington Stock or Minerals Stock, the voting and liquidation rights of Burlington Stock and Minerals Stock relative to Brink's Stock shall be appropriately adjusted so as to avoid any dilution in the aggregate voting or liquidation rights of any class.

          6. Definitions. As used in this Division I, the following terms shall have the following meanings (with each term defined in the singular having the comparable meaning when used in the plural and vice versa), unless another definition is provided or the context otherwise requires:

             'Aggregate Market Capitalization' shall mean, with respect to the Company or any class of Common Stock as of any date of determination, the product of (i) the Fair Market Value of all classes of Common Stock or any such class, as the case may be, as of such date and (ii) the number of shares of all such classes of Common Stock or of any such class, as the case may be, issued and outstanding as of such date.

             'Available Minerals Dividend Amount', on any date, shall mean the greatest of (a) an amount equal to (i) $50 million, increased or decreased, as appropriate, to reflect (A) Minerals Net Income from the close of business on June 30, 1993, (B) any dividends or other distributions declared or paid with respect to, or repurchases or issuances of, any shares of Minerals Stock or any shares of Preferred Stock attributed to Pittston Minerals Group and (C) any other adjustments to shareholders' equity of Pittston Minerals Group made in accordance with generally accepted accounting principles, less (ii) the aggregate stated capital of any outstanding shares of Preferred Stock attributed to Pittston Minerals Group; (b) in the discretion of the Board of Directors, the excess of the fair value of the net assets of Pittston Minerals Group, as determined by the Board of Directors on a basis corresponding to one of those set forth in Section 13.1-643 of the Virginia Stock Corporation Act with respect to a single corporation, over the aggregate stated capital of any outstanding shares of Preferred Stock attributed to Pittston Minerals Group; or (c) an amount equal to Minerals Net Income (if positive) for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

             'Business Day' shall mean each weekday other than any day on which Brink's Stock, Burlington Stock or Minerals Stock is not traded on any national securities exchange or the National Association of Securities Dealers Automated Quotations System or in the over-the-counter market.

             'Convertible Securities' shall mean any securities of the Corporation that are convertible into or evidence the right to purchase any shares of Brink's Stock, Burlington Stock or Minerals Stock, pursuant to antidilution provisions of such securities or otherwise.

             'Disposition' shall mean the sale, transfer, assignment or other disposition (whether by merger, consolidation, sale or contribution of assets or stock or otherwise) of properties or assets.

             'Effective Date' shall mean the close of business on the date on which the State Corporation Commission of Virginia issues a certificate of amendment relating to these Articles of Amendment to the Restated Articles of Incorporation.

             'Exchange Date' shall mean any date fixed for an exchange of shares of Burlington Stock or Minerals Stock, as the case may be, as set forth in a notice to holders of Burlington Stock or Minerals Stock, respectively, pursuant to Section 2(e)(i).

             'Fair Market Value' of shares of any class of Common Stock on any date means the average of the daily closing prices thereof for the 10 consecutive Business Days commencing on the 30th Business Day prior to the date in question. The closing price for each Business Day shall be
        (i) if such shares are listed or admitted to trading on a national securities exchange, the closing price on the New York Stock Exchange Composite Tape (or any successor composite tape reporting transactions on national securities exchanges) or, if such New York Stock Exchange Composite Tape shall not be in use or shall not report transactions in such shares, the last reported sales price regular way on the principal national securities exchange on which such shares are listed or admitted to trading (which shall be the national securities exchange on which the greatest number of shares of stock has been traded during such 10 consecutive Business Days), or, if there is no transaction on any such Business Day in any such situation, the mean of the bid and asked prices on such Business Day, or (ii) if such shares are not listed or admitted to trading on any such exchange, the closing price, if reported, or, if the closing price is not reported, the average of the closing bid and asked prices as reported by the National Association of Securities Dealers Automated Quotations System or a similar source selected from time to time by the Corporation for this purpose. In the event such closing prices are unavailable, the Fair Market Value of such shares shall be determined by the Board.

             'Minerals Net Income' shall mean the net income or loss of Pittston Minerals Group determined in accordance with generally accepted accounting principles, including income and expenses of the Corporation attributed to the operations of Pittston Minerals Group on a substantially consistent basis, including, without limitation, corporate administrative costs, net interest and other financial costs and income taxes.


             'Nominal Shares' shall mean 4,202,954 shares of Minerals Stock which has been used to establish the initial liquidation percentages among each class of Common Stock as of the Effective Date.


             'Pittston Brink's Group' shall mean, at any time all the businesses in which the Corporation is or has been engaged, directly or indirectly, and all assets and liabilities of the Corporation, other than any businesses, assets or liabilities constituting Pittston Burlington Group or Pittston Minerals Group.

             'Pittston Burlington Group' shall mean, at any time, (a) all the businesses in which Burlington Air Express Inc. and its subsidiaries (or any of their predecessors) are or have been engaged, directly or indirectly, (b) all assets and liabilities of the Corporation to the extent attributed to any of such businesses, whether or not such assets or liabilities are or were assets and liabilities of such businesses, and (c) such businesses, assets, and liabilities acquired by the Corporation for Pittston Burlington Group after the Effective Date and determined by the Board of Directors to be included in Pittston Burlington Group.

             'Pittston Minerals Group' shall mean, at any time, (a) all the businesses in which Pittston Coal Company and its subsidiaries (or any of their predecessors) are or have been engaged, directly or indirectly,
        (b) all the businesses in which Pittston Mineral Ventures Company and its subsidiaries (or any of their predecessors) are or have been engaged, directly or indirectly, (c) all assets and liabilities of the Corporation to the extent attributed to any of such businesses, whether or not such assets or liabilities are or were assets and liabilities of such businesses, and (d) such businesses, assets, and liabilities acquired by the Corporation for Pittston Minerals Group after the Effective Date and determined by the Board of Directors to be included in Pittston Minerals Group.

             'Total Liquidation Shares' shall mean, as of any date, the total number of outstanding shares of Brink's Stock, Burlington Stock and Minerals Stock on such date, plus the Nominal Shares.

          7. Determinations by the Board of Directors. Any determinations made by the Board of Directors of the Corporation or any committee of the Board, a majority of which are 'disinterested directors', under any provision in this Division I of Article III shall be final and binding on all shareholders of the Corporation. For this purpose, any director who is not an employee of or a consultant to the Corporation and who is not, directly or indirectly, the beneficial owner of 1% or more of the outstanding shares of Common Stock shall be considered 'disinterested', even though such director may beneficially own a greater amount of one class of Common Stock than of the other class of Common Stock.

          (ii) deleting Section 4(b) of paragraph C of Division II of Article III in its entirety and substituting in lieu thereof the following:

             4. Mandatory Redemption.

             (b) Pittston Minerals Group Special Events. If (i) the Corporation or any of its Subsidiaries shall enter into a transaction or series of transactions resulting in the Disposition of all or substantially all of the properties and assets of Pittston Minerals Group under circumstances where the Corporation is not required to exchange outstanding shares of Minerals Stock for shares of Brink's Stock, Burlington Stock or other common stock (other than Minerals Stock) pursuant to Section 2(b) of Division I of Article III of these Articles of Incorporation or (ii) the Corporation shall pay a dividend on, or the Corporation or any of its Subsidiaries shall consummate a tender offer or exchange offer for, Minerals Stock, and the aggregate amount of such dividend or the consideration paid in such tender offer or exchange offer is an amount equal to the fair market value of all or substantially all of the properties and assets of Pittston

        Minerals Group (the events described in clauses (b)(i) and (ii) above are hereinafter collectively referred to as the 'Pittston Minerals Group Special Events'), the Corporation shall redeem shares of this Series, in whole, within 60 days following any such Pittston Minerals Group Special Event, for cash in the amount equal to the Redemption Price, plus an amount equal to accrued and unpaid dividends thereon to the date fixed for redemption. The Redemption Date of shares of this Series pursuant to this Section 4(b) shall be (A) the consummation date of the Disposition or the dividend payment date if such Pittston Minerals Group Special Event involves a Disposition or the payment of a dividend, respectively, or (B) the consummation date of the tender offer or exchange offer if such Pittston Minerals Group Special Event involves a tender offer or exchange offer, respectively. Any redemption pursuant to this Section 4(b) shall be conditioned upon the consummation of such Disposition, the payment of such dividend or the consummation of such tender offer or exchange offer, as the case may be.

             In the event of a Disposition by the Corporation of any equity interest in any person, entity or group in which the Corporation, directly or indirectly, owned a majority equity interest as of the date of such Disposition, which person, entity or group owned properties and assets of Pittston Minerals Group as of such date (a 'Pittston Minerals Group Company'), to holders of all outstanding shares of Minerals Stock on a pro rata basis, solely for the purpose of determining whether a Disposition of all or substantially all of the properties and assets of Pittston Minerals Group pursuant to clause (b)(i) above has occurred, a Disposition of the properties and assets of such Pittston Minerals Group Company shall only be deemed to have occurred if the Corporation, directly or indirectly, owns less than 20% of the entire equity interest in such Company immediately after the occurrence of such Disposition.

             If the Corporation exchanges all outstanding shares of Minerals Stock for shares of Brink's Stock, Burlington Stock or other Common Stock (other than Minerals Stock) pursuant to Section 2 of Division I of
        Article III of these Articles of Incorporation and, subsequent to such exchange, any event substantially similar to any Pittston Minerals Group Special Event occurs in respect of Brink's Stock or Burlington Stock, at which time there is another class of Common Stock outstanding other than Brink's Stock or Burlington Stock, the Corporation shall redeem the shares of this Series, in whole, for cash in the amount equal to the Redemption Price, plus an amount equal to accrued and unpaid dividends thereon to the date fixed for redemption. The Redemption Date shall occur, and the conditions in respect thereof, shall be determined in the manner described above with respect to any redemption resulting from any substantially similar Pittston Minerals Group Special Event.

          (iii) deleting Section 6(k) of paragraph C of Division II of Article III in its entirety and substituting in lieu thereof the following:

             (k) The Corporation shall cause to be filed with the Transfer Agent and shall cause to be mailed to the holders of shares of this Series at their addresses as shown on the stock transfer books of the Corporation notice of its intention (i) to cause to occur, or to take any action that would result in, any Pittston Minerals Group Special Event or (ii) to exchange outstanding shares of Minerals Stock for shares of Brink's Stock, Burlington Stock or any other Common Stock pursuant to Section 2 of Division I of Article III of these Articles of Incorporation (which notice shall include the date on which an exchange of outstanding shares of Minerals Stock for shares of such Common Stock is expected to become effective and the date as of which it is expected that holders of record of Minerals Stock shall be entitled to exchange their shares of Minerals Stock for shares of such Common Stock), not less than (A) 45 days prior to the date selected by the Board of Directors for the consummation of the Disposition or the payment of a dividend in connection with any Pittston Minerals Group Special Event involving a Disposition or the payment of a dividend, respectively, (B) 30 days prior to the consummation of any tender offer or exchange offer in connection with any Pittston Minerals Group Special Event involving a tender offer or exchange offer, respectively, or (C) 30 days prior to the exchange date for any such exchange. In addition, from and after any such exchange of outstanding shares of Minerals Stock for shares of Brink's Stock, Burlington Stock or any other Common Stock, the Corporation shall be required, in connection with the redemption requirement specified in the third paragraph of Section 4(b), to give a comparable notice of its intention to take actions with respect to Brink's Stock, Burlington Stock or any other Common Stock substantially similar to any Pittston Minerals Group Special Event. In the event of any conflict between the notice provisions of this Section 6(k) and Section 6(j) above, the notice provisions of this Section 6(k) shall govern.

          THIRD: Upon the effectiveness of these Articles of Amendment, each share of Pittston Services Group Common Stock, par value $1.00 per share
     (the 'Services Stock'), that is issued and outstanding shall be redesignated and reclassified, ipso facto and without any other action on the part of the respective shareholders thereof, into one share of Pittston Brink's Group Common Stock, par value $1.00 per share.

          FOURTH:   The   amendments  set   forth   in  paragraph   SECOND  (the
     'Amendments') were submitted to the following shareholders of the Corporation by the Board of Directors of the Corporation in accordance with the Virginia Stock Corporation Act and were duly adopted by such shareholders at a meeting held on January 18, 1996. The following shareholders were entitled to vote on the Amendments:


             (a)  Holders  of Services  Stock, of  which 41,573,743  shares were outstanding on the record date, each of whom was entitled to cast one vote for each share of such stock, were entitled to vote separately as a group on the Amendments. The number of undisputed votes cast in favor of
        the  Amendments by such shareholders was                , such number of
        votes being sufficient for approval of the Amendments by such shareholders;



             (b) Holders of Services Stock and Minerals Stock, of which 49,979,651 shares were outstanding on the record date, each of whom was entitled to cast one vote for each share of such stock, were entitled to vote as a group on the Amendments. The number of undisputed votes cast
        in favor of the Amendments by such shareholders was              ,  such
        number of votes being sufficient for approval of the Amendments by such shareholders;



             (c) Holders of Minerals Stock, of which 8,405,908 shares were outstanding on the record date, each of whom was entitled to cast one vote for each share of such stock, were entitled to vote as a group on the Amendments. The number of undisputed votes cast in favor of the
        Amendments by such shareholders was              , such number of  votes
        being  sufficient for approval  of the Amendments  by such shareholders;
        and



             (d) Holders of the Preferred Stock, of which 136,280 shares were outstanding on the record date, each of whom was entitled to cast one vote for each share of such stock, were entitled to vote as a group on the Amendments. The number of undisputed votes cast in favor of the
        Amendments by such shareholders was              , such number of  votes
        being sufficient for approval of the Amendments by such shareholders.


          FIFTH: These Articles of Amendments to the Restated Articles of Incorporation shall be effective as of the close of business on the date on which the State Corporation Commission of Virginia issues a certificate of amendment relating to these Articles of Amendment to the Restated Articles of Incorporation.

     IN WITNESS WHEREOF, The Pittston Company has caused these Articles of Amendment to be duly executed in its corporate name on this 18th day of January, 1996.

                                                  THE PITTSTON COMPANY,
                                          By
                                             ...................................
                                                  NAME: JOSEPH C. FARRELL
                                                TITLE: CHAIRMAN OF THE BOARD

                                          Attest:

                                           .....................................
                                                   NAME: AUSTIN F. REED
                                                     TITLE: SECRETARY

                                                                     ANNEX III-A

     Set forth below is the text of The Pittston Company Non-Employee Directors' Stock Option Plan, as proposed to be amended by the Brink's Stock Proposal. Material to be added upon shareholder approval of the Brink's Stock Proposal is shown in boldface type.

                              THE PITTSTON COMPANY
                   NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

                                   ARTICLE I
                              PURPOSE OF THE PLAN

     The purpose of this Non-Employee Directors' Stock Plan (this 'Plan') is to attract and retain the services of experienced independent directors for The Pittston Company (the 'Company') by encouraging them to acquire a proprietary interest in the Company in the form of shares of ALL THREE CLASSES OF the Company's Common Stock (the 'Common Stock'), viz., Pittston BRINK'S Group Common Stock, PITTSTON BURLINGTON GROUP COMMON STOCK and Pittston Minerals Group Common Stock. Unless otherwise indicated, references in this Plan to Common Stock shall be construed to refer to the class of Common Stock covered by the particular option. The Company intends this Plan to provide those directors with additional incentive to further the best interests of the Company and its shareholders.

                                   ARTICLE II
                           ADMINISTRATION OF THE PLAN

     This Plan shall be administered by the Board of Directors of the Company (the 'Board'). The Board is authorized to interpret this Plan and may from time to time adopt such rules and regulations for carrying out this Plan as it deems best. All determinations by the Board pursuant to the provisions of this Plan shall be made in accordance with and subject to applicable provisions of the Company's bylaws, and all such determinations and related orders or resolutions of the Board shall be final, conclusive and binding on all persons. All authority of the Board provided for in or pursuant to this Plan, including, without limitation, the authority set forth in Articles III and IX may also be exercised by the Compensation and Benefits Committee of the Board or by such other committee of the Board as the Board may designate for the purpose.

                                  ARTICLE III
                 ELIGIBILITY; NUMBER AND PRICE OF OPTION SHARES

     SECTION 1.  Options  shall  be granted  only  to  directors  ('Non-Employee
Directors')   who  are  not  also  employees  of  the  Company  or  any  of  its
Subsidiaries.

     SECTION 2. Subject to the provisions of Section 4 of this Article III, the maximum number of shares of Common Stock which may be issued pursuant to options granted under this Plan shall be (a) in the case of Pittston BRINK'S Group Common Stock, 51,000 shares PLUS THE NUMBER OF SHARES OF SUCH STOCK AS MAY BE NEEDED TO ADJUST, TO THE EXTENT REQUIRED, OPTIONS OUTSTANDING UNDER THIS PLAN ON [EFFECTIVE DATE], (b) IN THE CASE OF PITTSTON BURLINGTON GROUP COMMON STOCK, 25,500 SHARES PLUS THE NUMBER OF SHARES OF SUCH STOCK AS MAY BE NEEDED TO
ADJUST, TO THE EXTENT REQUIRED, OPTIONS OUTSTANDING UNDER THIS PLAN ON [EFFECTIVE DATE], AND (C) in the case of Pittston Minerals Group Common Stock, 40,000 shares.

     SECTION 3. The purchase price per share of Common stock under each option shall be 100% of the Fair Market Value of a share of Common Stock covered by such option at the time such option is granted.

     SECTION 4. In the event of any dividend payable in any class of Common Stock or any split or combination of any class of Common Stock, (a) the number of shares of such class which may be issued under this Plan shall be proportionately increased or decreased, as the case may be, (b) the number of shares of such class (including shares subject to options not then exercisable) deliverable pursuant to grants theretofore made shall be proportionately increased or decreased, as the case may be, and (c) the aggregate purchase price of shares subject to any such grant shall not be changed. Any option

                                    III-A-1
subsequently granted pursuant to Sections 2 and 3 of Article IV shall be for a number of shares reflecting such increase or decrease. In the event of any other recapitalization, reorganization, extraordinary dividend or distribution or restructuring transaction (including any distribution of shares of stock of any Subsidiary or other property to holders of shares of any class of Common Stock) affecting any class of Common Stock, the number of shares of such class issuable pursuant to any option theretofore granted (whether or not then exercisable), and/or the option price per share of such option, shall be subject to appropriate adjustment; provided, however, that such option shall be subject to only such adjustment as shall be necessary to maintain the proportionate interest of the optionee and preserve, without exceeding, the value of such option. In the event of a merger or share exchange in which the Company will not survive as an independent, publicly owned corporation, or in the event of a consolidation or of a sale of all or substantially all of the Company's assets, provision shall be made for the protection and continuation of any outstanding options by the substitution, on an equitable basis, of such shares of stock, other securities, cash, or any combination thereof, as shall be appropriate; provided, however, that such options shall be subject to only such adjustment as shall be necessary to maintain the proportionate interest of the optionee and preserve, without exceeding, the value of such options.

                                   ARTICLE IV
                                GRANT OF OPTIONS

     SECTION 1. Grants under this Plan shall relate to ALL THREE classes of the Company's Common Stock. Each option shall constitute a nonqualified stock option not intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the 'Code').

     SECTION 2. Each Non-Employee Director elected as a member of the Board shall automatically be granted (a) an option for 10,000 shares of Pittston BRINK'S Group Common Stock, (b) AN OPTION FOR 5,000 SHARES OF PITTSTON BURLINGTON GROUP COMMON STOCK AND (C) an option for 2,000 shares of Pittston Minerals Group Common Stock (or, in case of an adjustment pursuant to Section 4 of Article III, the number of shares of each respective class of Common Stock determined as provided in said Section 4) on the first business day after the meeting of shareholders or of the Board, as the case may be, at which such Director shall have first been elected. Each such option shall be exercisable immediately as to one-third of the shares covered thereby, as to an additional one-third on and after the first anniversary of the date of grant and as to the remaining shares on and after the second anniversary of such date.

     SECTION 3. On August 1, 1993, and on July 1 of each subsequent year, each Non-Employee Director who is a member of the Board as of each such date shall automatically be granted an option to purchase 1,000 shares of Pittston BRINK'S Group Common Stock, AN OPTION TO PURCHASE 500 SHARES OF PITTSTON BURLINGTON GROUP COMMON STOCK and an option to purchase 200 shares of Pittston Minerals Group Common Stock (or, in the case of an adjustment pursuant to Section 4 of Article III, the number of shares of each respective class of Common Stock determined as provided in said Section 4). Each such option shall become exercisable in full six months after the date of grant.

     SECTION 4. All instruments evidencing options granted under this Plan shall be in such form, consistent with this Plan, as the Board shall determine.

                                   ARTICLE V
                         NON-TRANSFERABILITY OF OPTIONS

     No option granted under this Plan shall be transferable by the optionee otherwise than by will or by the laws of descent and distribution, and any such option shall be exercised during the lifetime of the optionee only by the optionee or the optionee's duly appointed legal representative.

                                    III-A-2

                                   ARTICLE VI
                              EXERCISE OF OPTIONS

     SECTION 1. Each option granted under this Plan shall terminate on the tenth anniversary of the date of grant, unless sooner terminated as provided in this Plan. Except in cases provided for in Article VII, each option may be exercised only while the optionee is a Non-Employee Director.

     SECTION 2. A person electing to exercise an option shall give written notice to the Company of such election and of the number of shares of Common Stock such person has elected to purchase, and shall tender the full purchase price of such shares, which tender shall be made in cash or cash equivalent (which may be such person's personal check) at the time of purchase or in shares of THE SAME CLASS OF Common Stock already owned by such person (which shares shall be valued for such purpose on the basis of their Fair Market Value on the date of exercise), or in any combination thereof. The Company shall have no obligation to deliver shares of Common Stock pursuant to the exercise of any option, in whole or in part, until the Company receives payment in full of the purchase price thereof. No optionee or legal representative, legatee or distributee of such optionee shall be or be deemed to be a holder of any shares of Common Stock subject to such option or entitled to any rights as a shareholder of the Company in respect of any shares of Common Stock covered by such option until such shares have been paid for in full and issued by the Company.

                                  ARTICLE VII
                             TERMINATION OF OPTIONS

     SECTION 1. In the case of a Non-Employee Director who (i) ceases to serve as such for any reason other than voluntary resignation or failure to stand for reelection notwithstanding an invitation to continue to serve as a Non-Employee Director and (ii) is entitled to receive a pension from the Company in accordance with the Company's pension arrangements for Non-Employee Directors, all the Non-Employee Director's options shall be terminated except that any option to the extent exercisable at the date of ceasing so to serve may be exercised within three years after such cessation, but not later than the termination date of the option.

     SECTION 2. In the case of a Non-Employee Director who dies while serving as such, all the Non-Employee Director's options shall be terminated except that any option to the extent exercisable by the Non-Employee Director at the date of death, together with the unmatured installment, if any, of the option which at such date is next scheduled to become exercisable, may be exercised within one year after such date, but not later than the termination date of the option, by the Non-Employee Director's estate or by the person designated in the Non-Employee Director's last will and testament.

     SECTION 3. In the case of a Non-Employee Director who dies after ceasing to serve as such, all the Non-Employee Director's options shall be terminated except that any option to the extent exercisable by the Non-Employee Director at the date of ceasing so to serve may be exercised within one year after the date of death, but not later than the termination date of the option, by the Non-Employee Director's estate or by the person designated in the Non-Employee Director's last will and testament.

     SECTION 4. In the case of a Non-Employee Director (other than one to whom Section 1, 2 or 3 of this Article VII is applicable) who ceases to serve as such for any reason, all the Non-Employee Director's options shall be terminated except that any option to the extent exercisable at the date of ceasing so to serve may be exercised within one year after such date, but not later than the termination date of the option.

                                  ARTICLE VIII
                            MISCELLANEOUS PROVISIONS

     SECTION 1. Each option shall be subject to the requirement that, if at any time the Board shall determine that the listing, registration or qualification of the shares of Common Stock subject to such option upon any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of, or in connection with, the granting of such option or the issue of Common Stock pursuant thereto, no option may be exercised, in

                                    III-A-3
whole or in part, unless such listing, registration, qualification, consent or approval shall have been effected or obtained free from any conditions not reasonably acceptable to the Board.

     SECTION 2. The Company may establish appropriate procedures to ensure payment or withholding of such income or other taxes, if any, as may be provided by law to be paid or withheld in connection with the issue of shares of Common Stock under this Plan.

     SECTION 3. Nothing in this Plan shall be construed either to give any Non-Employee Director any right to be retained in the service of the Company or to limit the power of the Board to adopt additional compensation arrangements (either generally or in specific instances) for directors of the Company or to change such arrangements as in effect at any time.

                                   ARTICLE IX
                        PLAN TERMINATION AND AMENDMENTS

     SECTION 1. The Board may terminate this Plan at any time, but this Plan shall in any event terminate on May 11, 1998, and no options may thereafter be granted, unless the shareholders shall have approved its extension. Options granted in accordance with this Plan prior to the date of its termination may extend beyond that date.

     SECTION 2. The Board may from time to time amend, modify or suspend this Plan, but no such amendment or modification without the approval of the shareholders shall

          (a) increase the maximum number (determined as provided in this Plan) of shares of any class of Common Stock which may be issued (i) to any one Non-Employee Director or (ii) pursuant to all options granted under this Plan;

          (b) permit the grant of any option at a purchase price less than 100% of the Fair Market Value of the Common Stock covered by such option at the time such option is granted;

          (c) permit the exercise of an option unless arrangements are made to ensure that the full purchase price of the shares as to which the option is exercised is paid at the time of exercise; or

          (d) extend beyond May 11, 1998, the period during which options may be granted.

                                   ARTICLE X
                                  DEFINITIONS

     Wherever used in this Plan, the following terms shall have the meanings indicated:

          Fair Market Value: With respect to shares of any class of Common Stock, the average of the high and low quoted sale price of a share of such Stock on the date in question (or, if there is no reported sale on such date, on the last preceding date on which any reported sale occurred) on the New York Stock Exchange Composite Transactions Tape.

          Subsidiary: Any corporation of which stock representing at least 50% of the ordinary voting power is owned, directly or indirectly, by the Company.

                                    III-A-4

                                                                     ANNEX III-B

     Set forth below is the text of The Pittston Company 1988 Stock Option Plan, as proposed to be amended by The Brink's Stock Proposal. Material to be added upon shareholder approval of the Brink's Stock Proposal is shown in boldface type:

                              THE PITTSTON COMPANY
                             1988 STOCK OPTION PLAN

                                   ARTICLE I
                              PURPOSE OF THE PLAN

     This 1988 Stock Option Plan (this 'Plan') contains provisions designed to enable key employees of The Pittston Company (the 'Company') and its
Subsidiaries to acquire a proprietary interest in the Company in the form of shares of ANY OF THE classes of its Common Stock, viz., Pittston BRINK'S Group Common Stock, PITTSTON BURLINGTON GROUP COMMON STOCK and Pittston Minerals Group Common Stock. The Company intends this Plan to encourage those individuals who are expected to contribute significantly to the Company's success to accept employment or continue in the employ of the Company and its Subsidiaries, to enhance their incentive to perform at the highest level, and, in general, to further the best interests of the Company and its shareholders.

                                   ARTICLE II
                           ADMINISTRATION OF THE PLAN

     SECTION 1. Subject to the authority as described herein of the Board of Directors of the Company (the 'Board'), this Plan shall be administered by a committee (the 'Committee') designated by the Board, which shall be composed of at least three members of the Board, all of whom are Disinterested Persons and satisfy the requirements for an outside director pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended (the 'Code'), and any regulations issued thereunder. Until otherwise determined by the Board, the Compensation and Benefits Committee designated by the Board shall be the Committee under this Plan. The Committee is authorized to interpret this Plan as it deems best. All determinations by the Committee shall be made by the affirmative vote of a majority of its members, but any determination reduced to writing and signed by a majority of its members shall be fully as effective as if it had been made by a majority vote at a meeting duly called and held. Subject to any applicable provisions of the Company's bylaws or of this Plan, all determinations by the Committee or by the Board pursuant to the provisions of this Plan, and all related orders or resolutions of the Committee or the Board, shall be final, conclusive and binding on all persons, including the Company and its shareholders and those receiving options under this Plan.

     SECTION 2. All authority of the Committee provided for in or pursuant to this Plan, including that referred to in Section 1 of this Article II, may also be exercised by the Board. No action of the Board taken pursuant to the provisions of this Plan shall be effective unless at the time both a majority of the Board and a majority of the directors acting in the matter are Disinterested Persons. In the event of any conflict or inconsistency between determinations, orders, resolutions or other actions of the Committee and the Board taken in connection with this Plan, the actions of the Board shall control.

                                  ARTICLE III
                                  ELIGIBILITY

     Only persons who are Employees, including individuals who have agreed to become Employees as provided in Article XII, shall be eligible to receive option grants under this Plan. Neither the members of the Committee nor any member of the Board who is not an Employee shall be eligible to receive any such grant.

                                    III-B-1

                                   ARTICLE IV
                    STOCK SUBJECT TO GRANTS UNDER THIS PLAN

     SECTION 1. Grants under this Plan shall relate to ANY OF THE classes of Common Stock ('Common Stock') of the Company and may be made in the form of incentive stock options or nonqualified stock options. Unless otherwise indicated, references in this Plan to Common Stock shall be construed to refer to the class of Common Stock covered by the particular option.

     SECTION 2. Subject to Section 3 of this Article IV, the maximum number of shares of Common Stock which may be issued pursuant to options exercised under this Plan shall be (a) in the case of Pittston BRINK'S Group Common Stock, 1,007,570 shares plus the number of shares of such Stock AS MAY BE NEEDED TO ADJUST, TO THE EXTENT REQUIRED, options outstanding under this Plan on [EFFECTIVE DATE], 1996, (b) IN THE CASE OF PITTSTON BURLINGTON GROUP COMMON STOCK, 503,785 SHARES PLUS THE NUMBER OF SHARES OF SUCH STOCK AS MAY BE NEEDED TO ADJUST, TO THE EXTENT REQUIRED, OPTIONS OUTSTANDING UNDER THIS PLAN ON [EFFECTIVE DATE], 1996, AND (C) in the case of Pittston Minerals Group Common Stock, 225,000 shares plus the number of shares of such Stock issuable pursuant to options outstanding under this Plan on May 6, 1994. Such number of shares of Common Stock referred to in clause (a), (b) OR (C) shall be reduced by the aggregate number of shares of such Common Stock covered by options purchased pursuant to Section 3 or Section 4 of Article VI. NOTWITHSTANDING THE FOREGOING, IN NO EVENT WILL ANY EMPLOYEE BE GRANTED OPTIONS TO PURCHASE MORE THAN 167,000 SHARES OF PITTSTON BRINK'S GROUP COMMON STOCK, 83,000 SHARES OF PITTSTON BURLINGTON GROUP COMMON STOCK OR 200,000 SHARES OF PITTSTON MINERALS GROUP COMMON STOCK IN ANY CALENDAR YEAR.

     SECTION 3. In the event of any dividend payable in any class of Common Stock or any split or combination of any class of Common Stock, (a) the number of shares of such class which may be issued under this Plan shall be proportionately increased or decreased, as the case may be, (b) the number of shares of such class (including shares subject to options not then exercisable) deliverable pursuant to grants theretofore made shall be proportionately increased or decreased, as the case may be, and (c) the aggregate purchase price of shares of such class subject to any such grant shall not be changed. In the event of any other recapitalization, reorganization, extraordinary dividend or distribution or restructuring transaction (including any distribution of shares of stock of any Subsidiary or other property to holders of shares of any class of Common Stock) affecting any class of Common Stock, the number of shares of such class issuable under this Plan shall be subject to such adjustment as the Committee or the Board may deem appropriate, and the number of shares of such class issuable pursuant to any option theretofore granted (whether or not then exercisable) and/or the option price per share of such option, shall be subject to such adjustment as the Committee or the Board may deem appropriate with a view toward preserving the value of such option. In the event of a merger or share exchange in which the Company will not survive as an independent, publicly owned corporation, or in the event of a consolidation or of a sale of all or substantially all of the Company's assets, provision shall be made for the protection and continuation of any outstanding options by the substitution, on an equitable basis, of such shares of stock, other securities, cash, or any combination thereof, as shall be appropriate.

                                   ARTICLE V
                       PURCHASE PRICE OF OPTIONED SHARES

     Unless the Committee shall fix a greater purchase price, the purchase price per share of Common Stock under any option shall be 100% of the Fair Market Value of a share of Common Stock covered by such option at the time such option is granted.

                                   ARTICLE VI
                                GRANT OF OPTIONS

     SECTION 1. Each option granted under this Plan shall constitute either an incentive stock option, intended to qualify under Section 422 of the Code or a nonqualified stock option, not intended to qualify under said Section 422, as determined in each case by the Committee.

                                    III-B-2

     SECTION 2. The Committee shall from time to time determine the Employees to be granted options, it being understood that options may be granted at different times to the same Employees. In addition, the Committee shall determine (a) the number and class of shares of Common Stock subject to each option, (b) the time or times when the options will be granted, (c) the purchase price of the shares subject to each option, which price shall be not less than that specified in
Article V, and (d) the time or times when each option may be exercised within the limits stated in this Plan, which except as provided in the following sentence shall in no event be less than six months after the date of grant. All options granted under this Plan shall become exercisable in their entirety at the time of any Change in Control of the Company.

     SECTION 3. In connection with any option granted under this Plan the Committee in its discretion may grant a stock appreciation right (a 'Stock Appreciation Right'), providing that at the election of the holder of a Stock Appreciation Right (which election shall, unless the Committee otherwise consents, be made only during an Election Period), the Company shall purchase all or any part of the related option to the extent that such option is exercisable at the date of such election for an amount (payable in the form of cash, shares of Common Stock or any combination thereof, all as the Committee shall in its discretion determine) equal to the excess of the Fair Market Value of the shares of Common Stock covered by such option or part thereof so purchased on the date such election shall be made over the purchase price of such shares so covered. A Stock Appreciation Right may also provide that the Committee or the Board reserves the right to determine, in its discretion, the date (which shall be subsequent to six months after the date of grant of such option) on which such Right shall first become exercisable in whole or in part.

     SECTION 4. In connection with any option granted under this Plan the Committee in its discretion may grant a limited right (a 'Limited Right') providing that the Company shall, at the election of the holder of a Limited Right (which election may be made only during the period beginning on the first day following the date of expiration of any Offer and ending on the forty-fifth day following such date), purchase all or any part of such option, for an amount (payable entirely in cash) equal to the excess of the Offer Price of the shares of Common Stock covered by such purchase on the date such election shall be made over the purchase price of such shares so purchased. Notwithstanding any other provision of this Plan, no Limited Right may be exercised within six months of the date of its grant.

     SECTION 5. The authority with respect to the grant of options and the determination of their provisions contained in Sections 1 through 4 of this
Article VI may be delegated by the Board to one or more officers of the Company, on such conditions and limitations as the Board shall approve; provided, however, that no such authority shall be delegated with respect to the grant of options to any officer or director of the Company or with respect to the determination of any of the provisions of any of such options.

                                  ARTICLE VII
                         NON-TRANSFERABILITY OF OPTIONS

     No option or Stock Appreciation Right (including any Limited Rights) granted under this Plan shall be transferable by the optionee otherwise than by will or by the laws of descent and distribution, and any such option or Stock Appreciation Right (including any Limited Rights) shall be exercised during the lifetime of the optionee only by the optionee or the optionee's duly appointed legal representative.

                                  ARTICLE VIII
                              EXERCISE OF OPTIONS

     SECTION 1. Each incentive stock option granted under this Plan shall terminate not later than ten years from the date of grant. Each nonqualified stock option granted under this Plan shall terminate not later than ten years and two days from the date of grant.

     SECTION 2. Except in cases provided for in Article IX, each option granted under this Plan may be exercised only while the optionee is an Employee. An Employee's right to exercise any incentive stock option shall be subject to the provisions of Section 422 of the Code restricting the exercisability of such option during any calendar year.

                                    III-B-3

     SECTION 3. A person electing to exercise an option shall give written notice to the Company of such election and of the number AND CLASS of shares of Common Stock such person has elected to purchase, and shall tender the full purchase price of such shares, which tender shall be made in cash or cash equivalent (which may be such person's personal check) at the time of purchase or in accordance with cash payment arrangements acceptable to the Company for payment prior to delivery of such shares or, if the Committee so determines either generally or with respect to a specified option or group of options, in shares of Common Stock already owned by such person (which shares shall be valued for such purpose on the basis of their Fair Market Value on the date of exercise), or in any combination thereof. The Company shall have no obligation to deliver shares of Common Stock pursuant to the exercise of any option, in whole or in part, until the Company receives payment in full of the purchase price thereof. No optionee or legal representative, legatee or distributee of such optionee shall be or be deemed to be a holder of any shares of Common Stock subject to such option or entitled to any rights as a shareholder of the Company in respect of any shares of Common Stock covered by such option until such shares have been paid for in full and issued by the Company. A person electing to exercise a Stock Appreciation Right or Limited Right then exercisable shall give written notice to the Company of such election and of the option or part thereof which is to be purchased by the Company.

                                   ARTICLE IX
                             TERMINATION OF OPTIONS

     SECTION 1. If an optionee shall cease to be an Employee for any reason other than death or retirement under the Company's Pension-Retirement Plan or any other pension plan sponsored by the Company or a Subsidiary, all of the optionee's options shall be terminated except that any option, Stock
Appreciation Right or Limited Right to the extent then exercisable may be exercised within three months after cessation of employment, but not later than the termination date of the option or in the case of a Limited Right not later than the expiration date of such Right.

     SECTION 2. If and when an optionee shall cease to be an Employee by reason of the optionee's early, normal or late retirement under the Company's Pension-Retirement Plan or any such other pension plan, all of the optionee's options shall be terminated except that (a) any Stock Appreciation Right or Limited Right to the extent then exercisable may be exercised within three months after such retirement, but not later than the termination date of the option or in the case of a Limited Right not later than the expiration date of such Right, and (b) any option to the extent then exercisable may, unless it otherwise provides, be exercised within three years after such retirement, but not later than the termination date of the option, unless within 45 days after such retirement the Committee determines, in its discretion, that such option may be exercised only within a period of shorter duration (not less than three months following notice of such determination to the optionee) to be specified by the Committee.

     SECTION 3. If an optionee shall die while an Employee, all of the optionee's options shall be terminated except that any option (but not any Stock Appreciation Right or Limited Right) to the extent then exercisable by the optionee at the time of death, together with the unmatured installment, if any, of the option which at that time is next scheduled to become exercisable, may be exercised within one year after the date of such death, but not later than the termination date of the option, by the optionee's estate or by the person designated in the optionee's last will and testament.

     SECTION 4. If an optionee shall die after ceasing to be an Employee, all of the optionee's options shall be terminated except that any option (but not any Stock Appreciation Right or Limited Right) to the extent exercisable by the optionee at the time of death may be exercised within one year after the date of death, but not later than the termination date of the option, by the optionee's estate or by the person designated in the optionee's last will and testament.

                                   ARTICLE X
                            MISCELLANEOUS PROVISIONS

     SECTION 1. Each option grant under this Plan shall be subject to the requirement that, if at any time the Committee shall determine that the listing, registration or qualification of the shares of Common Stock subject to such grant upon any securities exchange or under any state or federal law, or

                                    III-B-4
the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of, or in connection with, the making of such grant or the issue of Common Stock pursuant thereto, then, anything in this Plan to the contrary notwithstanding, no option may be exercised in whole or in part, and no shares of Common Stock shall be issued, unless such listing, registration, qualification, consent or approval shall have been effected or obtained free from any conditions not reasonably acceptable to the Committee.

     SECTION 2. The Company may establish appropriate procedures to ensure payment or withholding of such income or other taxes as may be provided by law to be paid or withheld in connection with the issue of shares of Common Stock under this Plan or the making of any payments pursuant to Section 3 or 4 of
Article VI, and to ensure that the Company receives prompt advice concerning the occurrence of an Income Recognition Date or any other event which may create, or affect the timing or amount of, any obligation to pay or withhold any such taxes or which may make available to the Company any tax deduction resulting from the occurrence of such event. Such procedures may include arrangements for payment or withholding of taxes by retaining shares of Common Stock otherwise issuable to the optionee in accordance with the provisions of this Plan or by accepting already owned shares, and by applying the Fair Market Value of such shares to the withholding taxes payable or to the amount of tax liability in excess of withholding taxes which arises from the delivery of such shares.

     SECTION 3. Any question as to whether and when there has been a retirement under the Company's Pension-Retirement Plan or any other pension plan sponsored by the Company or a Subsidiary or a cessation of employment for any other reason shall be determined by the Committee, and any such reasonable determination shall be final.

     SECTION 4. All instruments evidencing options granted shall be in such form, consistent with this Plan and any applicable determinations or other actions of the Committee and the Board, as the officers of the Company shall determine.

     SECTION 5. The grant of an option to an Employee shall not be construed to give such Employee any right to be retained in the employ of the Company or any of its Subsidiaries.

                                   ARTICLE XI
                        PLAN TERMINATION AND AMENDMENTS

     SECTION 1. The Board may terminate this Plan at any time, but this Plan shall in any event terminate on May 11, 1998, and no options may thereafter be granted, unless the shareholders shall have approved its extension. Options granted in accordance with this Plan prior to the date of its termination may extend beyond that date.

     SECTION 2. The Board or the Committee may from time to time amend, modify or suspend this Plan, but no such amendment or modification without the approval of the shareholders shall

          (a) increase the maximum number (determined as provided in this Plan) of shares of any class of Common Stock which may be issued pursuant to options granted under this Plan;

          (b) permit the grant of any option at a purchase price less than 100% of the Fair Market Value of the Common Stock covered by such option at the time such option is granted;

          (c) permit the exercise of an option unless arrangements are made to ensure that the full purchase price of the shares as to which the option is exercised is paid prior to delivery of such shares; or

          (d) extend beyond May 11, 1998, the period during which option grants may be made.

                                  ARTICLE XII
                                  DEFINITIONS

     Wherever used in this Plan, the following terms shall have the meanings indicated:

          Change in Control: A Change in Control shall be deemed to have occurred if either (a) any person, or any two or more persons acting as a group, and all affiliates of such person or persons, shall own beneficially more than 20% of the total voting power in the election of directors of the Company of all classes of Common Stock outstanding (exclusive of shares held by the Company's Subsidiaries) pursuant to a tender offer, exchange offer or series of purchases or other acquisitions,

                                    III-B-5
     or any combination of those transactions, or (b) there shall be a change in the composition of the Board at any time within two years after any tender offer, exchange offer, merger, consolidation, sale of assets or contested election, or any combination of those transactions (a 'Transaction'), so that (i) the persons who were directors of the Company immediately before the first such Transaction cease to constitute a majority of the Board of Directors of the corporation which shall thereafter be in control of the companies that were parties to or otherwise involved in such first
     Transaction, or (ii) the number of persons who shall thereafter be directors of such corporation shall be fewer than two-thirds of the number of directors of the Company immediately prior to such first Transaction. A Change in Control shall be deemed to take place upon the first to occur of the events specified in the foregoing clauses (a) and (b).

          Disinterested Persons: Such term shall have the meaning ascribed thereto in Rule 16b-3(c)(2)(I) under the Securities Exchange Act of 1934, AS AMENDED.

          Election Period: The period beginning on the third business day following a date on which the Company releases for publication its quarterly or annual summary statements of sales and earnings, and ending on the twelfth business day following such date.

          Employee: Any officer and any other salaried employee of the Company or a Subsidiary, including (a) any director who is also an employee of the Company or a Subsidiary and (b) an officer or salaried employee on approved leave of absence provided such employee's right to continue employment with the Company or a Subsidiary upon expiration of such employee's leave of absence is guaranteed either by statute or by contract with or by a policy of the Company or a Subsidiary. For purposes of eligibility for the grant of a nonqualified stock option, such term shall include any individual who has agreed in writing to become an officer or other salaried employee of the Company or a Subsidiary within 30 days following the date on which an option is granted to such individual.

          Fair Market Value: With respect to shares of any class of Common Stock, the average of the high and low quoted sale prices of a share of such Stock on the date in question (or, if there is no reported sale on such date, on the last preceding date on which any reported sale occurred) on the New York Stock Exchange Composite Transactions Tape.

          Income Recognition Date: With respect to the exercise of any option, the later of (a) the date of such exercise or (b) the date on which the rights of the holder of such option in the shares of Common Stock covered by such exercise become transferable and not subject to a substantial risk of forfeiture (within the meaning of Section 83 of the Code); provided, however, that, if such holder shall make an election pursuant to Section 83(b) of the Code with respect to such exercise, the Income Recognition Date with respect thereto shall be the date of such exercise.

          Offer: Any tender offer, exchange offer or series of purchases or other acquisitions, or any combination of those transactions, as a result of which any person, or any two or more persons acting as a group, and all affiliates of such person or persons, shall own beneficially more than 30% of the total voting power in the election of directors of the Company of all classes of Common Stock outstanding (exclusive of shares held by the Company's Subsidiaries).

          Offer Price: The highest price per share of Common Stock paid in any Offer which is in effect at any time beginning on the ninetieth day prior to the date on which a Limited Right is exercised. Any securities or property which are part or all of the consideration paid for shares of Common Stock in the Offer shall be valued in determining the Offer Price at the higher of (a) the valuation placed on such securities or property by the person or persons making such Offer or (b) the valuation of such securities or property as may be determined by the Committee.

          Subsidiary: Any corporation of which stock representing at least 50% of the ordinary voting power is owned, directly or indirectly, by the Company.

                                    III-B-6

                                                                        ANNEX IV

                             PITTSTON BRINK'S GROUP

DESCRIPTION OF BUSINESSES

     Pittston Brink's Group (the 'Brink's Group') consists of the armored car business of Brink's, Incorporated and the home security business of Brink's Home Security ('BHS'), both wholly owned subsidiaries of The Pittston Company ('Pittston' or the 'Company'). The information set forth herein is as of September 30, 1995 except where an earlier or later date is expressly stated.

                                    BRINK'S

GENERAL

     The major activities of Brink's are contract-carrier armored car, automated teller machine ('ATM'), air courier, coin wrapping, and currency and deposit processing services. Brink's serves customers through 145 branches in the United States and 39 branches in Canada. Service is also provided through subsidiaries, affiliates and associated companies in 45 countries outside the United States and Canada. These international operations contributed approximately 40% of Brink's total reported 1994 operating profit. Brink's ownership interest in these companies varies from approximately 5% to 100%; in some instances local laws limit the extent of Brink's interest.

     Representative customers include banks, commercial establishments, industrial facilities, investment banking and brokerage firms and government agencies. Brink's provides its individualized services under separate contracts designed to meet the distinct transportation and security requirements of its customers. These contracts are usually for an initial term of one year or less, but generally continue in effect thereafter until canceled by either party.

     Brink's armored car services include transportation of money from industrial and commercial establishments to banks for deposit, and transportation of money, securities and other negotiable items and valuables between commercial banks, Federal Reserve Banks and their branches and correspondents, and brokerage firms. Brink's also transports new currency, coins and precious metals for the United States Mint, the Federal Reserve System and the Bank of Canada. For transporting money and other valuables over long distances, Brink's offers a combined armored car and air courier service linking many cities in the United States and abroad. Brink's does not own or operate any aircraft, but uses regularly scheduled or chartered aircraft in connection with its air courier services.

     In addition to its armored car pickup and delivery services, Brink's provides payroll services, change services, coin wrapping services, currency and deposit processing services, automated teller machine services, safes and safe control services, check cashing and pickup and delivery of valuable air cargo shipments. In certain geographic areas, Brink's transports canceled checks between banks or between a clearing house and its member banks. Brink's is developing a product called CompuSafeTM designed to streamline the handling and management of cash receipts for the convenience store and gas station market. Pilot tests are under way in several test markets in the United States.

     Brink's operates a worldwide specialized diamond and jewelry transportation business and has offices in the major diamond and jewelry centers of the world, including Antwerp, Tel Aviv, Hong Kong, New York, Bombay and Tokyo.

     A wholly owned subsidiary, Brink's SFB Solutions, Inc., operates a business, acquired in 1992, that develops highly flexible deposit processing and vault management software systems for the financial service industry and its own locations. Brink's offers a total processing package and the ability to tie together a full range of cash vault, ATM, transportation, storage, processing, inventory management and reporting services. Brink's believes that its processing and information capabilities differentiate its currency and deposit processing services from its competitors and enable Brink's to take advantage of the trend by banks, retail business establishments and others to outsource vaulting and cash room operations.

     Brink's activities outside of North America are organized into three regions: Europe, Latin America and Asia/Pacific. In Europe, wholly owned subsidiaries of Brink's operate in Switzerland and the United Kingdom and in the diamond and jewelry business in Belgium, Italy and the United Kingdom. Brink's has a 70% interest in a subsidiary in Israel, a 65% general partnership interest in Brink's-Nedlloyd VOF in the Netherlands and a majority interest in a subsidiary in Greece. Brink's also has ownership interests ranging from 24.5% to 50% in affiliates operating in Belgium, France, Germany, Ireland, Italy, Jordan and Luxembourg. In Latin America, a wholly owned subsidiary operates in Brazil. Brink's owns a 60% interest in subsidiaries in Chile and Bolivia, 50.5% interest in a subsidiary in Colombia and a 20% interest in a Mexican company, Servicio Pan Americano de Proteccion, S.A., which operates one of the world's largest security transportation services, with over 1,700 armored vehicles. Brink's also has ownership interests ranging from 5% to 49% in affiliates operating in Panama, Peru and Venezuela. In the Asia/Pacific region, a wholly owned subsidiary of Brink's operates in Australia, and majority owned subsidiaries operate in Hong Kong, Japan and Singapore. Brink's also has minority interests in affiliates in India, Pakistan and Thailand and a 50% ownership interest in an affiliate in Taiwan.

COMPETITION

     Brink's is the oldest and largest armored car service company in the United States and most of the countries it operates in. The foreign subsidiaries, affiliates and associates of Brink's compete with numerous armored car and courier service companies in many areas of operation. In the United States, Brink's presently competes with two companies which operate numerous branches nationally and with many regional and smaller local companies. Brink's believes that its service, high quality insurance coverage and company reputation (including the name 'Brink's') are important competitive factors. However, the cost of service is, in many instances, the controlling factor in obtaining and retaining customers. While Brink's cost structure is generally competitive, certain competitors of Brink's have lower costs primarily as a result of lower wage and benefit levels.

     See also 'Government Regulation' below.

SERVICE MARK, PATENTS AND COPYRIGHTS

     Brink's is a registered service mark of Brink's, Incorporated in the United States and in certain foreign countries. The Brink's mark and name are of material significance to Brink's business. Brink's owns patents with respect to certain coin sorting and counting machines and armored truck design. Brink's holds copyrights on certain software systems developed by Brink's.

INSURANCE

     Brinks carries insurance coverage for losses. Insurance policies cover liability for loss of various types of property entrusted to Brink's from any cause except war and nuclear risk. The various layers of insurance are covered by different groups of participating underwriters. Such insurance is obtained by Brink's at rates and upon terms negotiated periodically with the underwriters. The loss experience of Brink's and, to some extent, other armored carriers affects premium rates charged to Brink's. A significant hardening of the insurance market coupled with industry loss experience in recent years has resulted in premium increases. The availability of quality and reliable insurance coverage is an important factor in the ability of Brink's to obtain and retain customers. Quality insurance is available to Brink's in major markets although the premiums charged are subject to fluctuations depending on market conditions. Less expensive armored car and air courier all-risk insurance is available, but these policies typically contain unacceptable operating warranties and limited customer protection.

GOVERNMENT REGULATION

     As an interstate carrier, Brink's is subject to regulation in the United States by the Interstate Commerce Commission ('ICC'). ICC jurisdiction includes, among other things, authority over the issuance of operating rights to transport various commodities. The operations of Brink's are also subject to regulation by the United States Department of Transportation with respect to safety of operation and equipment. Intrastate and intraprovince operations in the United States and Canada are subject to regulation by state and by Canadian Dominion and provincial regulatory authorities. Recent federal legislation may further ease entry requirements for armored car and other companies in domestic markets by essentially limiting ICC and State oversight to issues of safety and financial responsibility.

EMPLOYEE RELATIONS

     Brink's has approximately 8,100 employees in North America (including approximately 3,200 classified as part-time employees), of whom approximately 60% are members of armored car crews. Brink's has approximately 6,900 employees outside North America. In the United States, two locations are covered by collective bargaining agreements. At September 30, 1995, Brink's was a party to two United States and thirteen Canadian collective bargaining agreements with various local unions covering approximately 1,250 employees, most of whom (for the most part members of unions affiliated with the International Brotherhood of Teamsters) are employees in Canada. Negotiations are continuing for one agreement that expired in 1994. One agreement expired in 1995 and the remainder will expire thereafter.

     Brink's experienced a nine-week strike in British Columbia in 1994 which was settled on favorable terms. Brink's experienced a five day strike in Ontario in 1995 which was settled on favorable terms. Brink's believes that its employee relations are generally satisfactory.

PROPERTIES

     Brink's owns 24 branch offices and holds under lease an additional 185 branch offices, located in 38 states, the District of Columbia, the Commonwealth of Puerto Rico and nine Canadian provinces. Such branches generally include office space and garage or vehicle terminals, and serve not only the city in which they are located but also nearby cities. Brink's corporate headquarters in Darien, Connecticut, is held under a lease expiring in 2000, with an option to renew for an additional five-year period. The leased branches include 100 facilities held under long-term leases, while the remaining 85 branches are held under short-term leases or month-to-month tenancies.

     Brink's owns or leases, in the United States and Canada, approximately 1,800 armored vehicles, 230 panel trucks and 225 other vehicles which are primarily service cars. In addition, approximately 3,100 Brink's-owned safes are located on customers' premises. The armored vehicles are of bullet-resistant construction and are specially designed and equipped to afford security for crew and cargo. Brinks subsidiaries and affiliated and associated companies located outside the United States and Canada operate approximately 4,300 armored vehicles.

                                      BHS

GENERAL

     BHS is engaged in the business of installing, servicing and monitoring electronic security systems primarily in owner-occupied, single-family residences. At September 30, 1995, BHS was monitoring approximately 361,000 systems, including 59,000 new subscribers since December 31, 1994, and was servicing 50 metropolitan areas in 29 states, the District of Columbia and Canada. Three of these areas were added during 1995.

     BHS markets its alarm systems primarily through media advertising, inbound telemarketing and a direct sales force. BHS also markets its systems directly to home builders and has entered into several contracts which extend through 1995.

     BHS employees install and service the systems from local BHS branches. Subcontractors are utilized in some service areas. BHS does not manufacture any of the equipment used in its security systems; instead, it purchases such equipment from a small number of suppliers. Equipment inventories are maintained at each branch office.

     BHS's security system consists of sensors and other devices which are installed at a customer's premises. The equipment is designed to signal intrusion, fire and medical alerts. When an alarm is triggered, a signal is sent by telephone line to BHS's central monitoring station near Dallas, Texas. The monitoring station has been designed and constructed to meet the specifications of Underwriters' Laboratories, Inc. ('UL') and is UL listed for residential monitoring. A backup monitoring center in Arlington, Texas, protects against a catastrophic event at the primary monitoring center. In the event of an emergency, such as fire, flood, major interruption in telephone service, or any other calamity affecting the primary facility, monitoring operations can be transferred to the backup facility.

     BHS's alarm service contracts contain provisions limiting BHS's liability to its customers. Courts have, from time to time, upheld such provisions, but there can be no assurance that the limitations contained in BHS's agreements will be enforced according to their terms in any or all cases. The nature of the service provided by BHS potentially exposes it to greater risks of liability than may be borne by other service businesses. However, BHS has not experienced any major liability losses. BHS carries insurance of various types, including general liability and errors and omissions insurance, to protect it from product deficiencies and negligent acts of its employees. Certain of BHS's insurance policies and the laws of some states limit or prohibit insurance coverage for punitive or certain other kinds of damages arising from employees' misconduct.

REGULATION

     BHS and its personnel are subject to various Federal, state and local consumer protection, licensing and other laws and regulations. BHS's business relies upon the use of telephone lines to communicate signals, and telephone companies are currently regulated by both the Federal and state governments. BHS's wholly owned Canadian subsidiary, Brink's Home Security Canada Limited, is subject to the laws of Canada, British Columbia and Vancouver. The alarm service industry has experienced a high incidence of false alarms in some communities, including communities in which BHS operates. This has caused some local governments to impose assessments, fines and penalties on subscribers of alarm companies (including BHS) based upon the number of false alarms reported. There is a possibility that at some point some police departments may refuse to respond to calls from alarm companies which would necessitate that private response forces be used to respond to alarm signals. Regulation of installation and monitoring of fire detection devices has also increased in several markets. Since these false alarms are generally not attributable to equipment failures, BHS does not anticipate any significant capital expenditures will be required as a result thereof.

COMPETITION

     BHS competes in many of its markets with numerous small local companies, regional companies and several large national firms. BHS believes that it is one of the leading firms engaged in the business of installing, servicing and monitoring electronic security systems in the single-family home marketplace. BHS offers a lower initial price than many of its competitors, although, in recent years competition has greatly intensified in all of BHS markets. Several significant competitors offer installation prices which match or are less than BHS prices; however, many of the small local competitors in BHS markets continue to charge significantly more for installation. The regional telecommunication companies could become significant competitors in the home security business, depending on regulatory developments affecting those companies. BHS believes that the quality of its service compares favorably with that provided by competitors and that the Brink's name and reputation also provide an important competitive advantage.

EMPLOYEES

     BHS has approximately 1,550 employees, none of whom is covered by a collective bargaining agreement. BHS believes that its employee relations are satisfactory.

PROPERTIES

     BHS operates from 41 leased offices and warehouse facilities across the United States. All premises protected by BHS alarm systems are monitored from its central monitoring station in suburban Dallas which is held by BHS under a lease expiring in 1996. The adjacent National Support Center, where administrative, technical, and marketing services are performed to support branch operations, is also held under a lease expiring in 1996. The lease for the backup monitoring center in Arlington, Texas, expires in 1998. BHS retains ownership of nearly all the approximately 361,000 systems currently being monitored. When a current customer cancels the monitoring service and does not move, it is BHS's policy to temporarily disable the system and not incur the cost of retrieving it (at which point any remaining book value of the equipment is written off). Retaining ownership prevents another alarm company from providing services using BHS security equipment. On the other hand, when a current customer cancels the monitoring service because of a move, the retention of ownership of the equipment facilitates the marketing of the monitoring service to the new homeowner. BHS leases all the vehicles used for installation and servicing of its security systems.

                     THE PITTSTON COMPANY AND SUBSIDIARIES
                      MATTERS RELATED TO FORMER OPERATIONS

     In April 1990, the Company entered into a settlement agreement to resolve certain environmental claims against the Company arising from hydrocarbon contamination at a petroleum terminal facility ('Tankport') in Jersey City, New Jersey, which operations were sold in 1983. Under the settlement agreement, the Company is obligated to pay for 80% of the remediation costs. Based on data available to the Company and its environmental consultants, the Company estimates its portion of the clean-up costs, on an undiscounted basis, using existing technologies to be between $6.7 million and $14.1 million over a period of up to five years. Management is unable to determine that any amount within that range is a better estimate due to a variety of uncertainties, which include the extent of the contamination at the site, the permitted technologies for remediation and the regulatory standards by which the clean-up will be conducted. The clean-up estimates have been modified in light of certain regulatory changes promulgated in December 1994.


     The Company commenced insurance coverage litigation in 1990, in the United States District Court for the District of New Jersey, seeking a declaratory judgement that all amounts payable by the Company pursuant to the Tankport obligation were reimbursable under comprehensive general liability and pollution liability policies maintained by the Company. In August 1995 the District Court ruled on various Motions for Summary Judgement. In its decision, the Court found favorably for the Company on several matters relating to the comprehensive general liability policies but concluded that the pollution liability policies did not contain pollution coverage for the types of claims associated with the Tankport site. Management and its outside legal counsel continue to believe, however, that recovery of a substantial portion of the cleanup costs will ultimately be probable of realization. Accordingly, management is revising its earlier belief that there is no net liability for the Tankport obligation, and it is the Company's belief that, based on estimates of potential liability and probable realization of insurance recoveries, the Company would be liable for approximately $1.4 million based on the Court's decision and related developments of New Jersey law.

--------------------------------------------------------------------------------
                                                                     ANNEX V

                             PITTSTON BRINK'S GROUP
                             Financial Information

                                                                         ANNEX V

                             PITTSTON BRINK'S GROUP
                         INDEX TO FINANCIAL INFORMATION

     If the Brink's Stock Proposal is approved, The Pittston Company (the 'Company') will provide to holders of Pittston Brink's Common Stock ('Brink's Stock') separate financial statements, financial review, descriptions of business and other relevant information for the Pittston Brink's Group (the 'Brink's Group'). Notwithstanding the attribution of assets and liabilities (including contingent liabilities) among the Pittston Minerals Group (the 'Minerals Group'), the Brink's Group and the Pittston Burlington Group (the 'Burlington Group') for the purpose of preparing their respective historical and future financial statements, this attribution and the change in the capital structure of the Company contemplated by the Brink's Stock Proposal will not affect legal title to such assets or responsibility for such liabilities for the Company or any of its subsidiaries. Holders of Brink's Stock will be common shareholders of the Company, which will continue to be responsible for all of its liabilities. Financial impacts arising from one group that affect the Company's financial condition could affect the results of operations and financial condition of each of the groups. Accordingly, the Company's consolidated financial statements must be read in connection with the Brink's Group's financial statements.

     Under the Brink's Stock Proposal, dividends to be paid to holders of Brink's Stock will be limited to funds of the Company legally available for the payment of dividends. Amounts available for dividends may be further limited by covenants in the Company's public debt indentures and bank credit agreements. See the Company's consolidated financial statements and related footnotes set forth in Annex IX. Subject to these limitations, the Company's Board of Directors (the 'Board'), although there is no requirement to do so, intends to declare and pay dividends on the Brink's Stock based primarily on the earnings, financial condition, cash flow and business requirements of the Brink's Group.

     The accounting policies applicable to the preparation of the financial statements of the Brink's Group may be modified or rescinded at the sole discretion of the Board without approval of shareholders, although there is no intention to do so.

                                                                                                             PAGE
                                                                                                             ----

Financial Statements:
     Independent Auditors' Report.........................................................................    V-2
     Balance Sheets.......................................................................................    V-3
     Statements of Operations.............................................................................    V-4
     Statements of Cash Flows.............................................................................    V-5
     Notes to Financial Statements........................................................................    V-6
Management's Discussion and Analysis of Results of Operations and Financial Condition.....................   V-24

                             PITTSTON BRINK'S GROUP
                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
THE PITTSTON COMPANY

     We have audited the accompanying balance sheets of Pittston Brink's Group (as described in Note 1) as of December 31, 1994 and 1993, and the related statements of operations and cash flows for each of the years in the three-year period ended December 31, 1994. These financial statements are the responsibility of The Pittston Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements of Pittston Brink's Group present fairly, in all material respects, the financial position of Pittston Brink's Group as of December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

     As more fully discussed in Note 1, the financial statements of Pittston Brink's Group should be read in connection with the audited consolidated financial statements of The Pittston Company and subsidiaries.

KPMG PEAT MARWICK LLP
Stamford, Connecticut

September 29, 1995

                             PITTSTON BRINK'S GROUP
                                 BALANCE SHEETS


                                                                                                 DECEMBER 31
                                                                             SEPTEMBER 30    --------------------
                                                                                 1995          1994        1993
                                                                             ------------    --------    --------
                                                                             (UNAUDITED)
                                                                                    (DOLLARS IN THOUSANDS)
                                  ASSETS
Current assets:
Cash and cash equivalents.................................................     $ 21,125      $ 20,226    $ 17,016
Short-term investments....................................................        2,468         2,041       1,881
Accounts receivable:
     Trade................................................................      108,529        88,347      75,471
     Other................................................................        7,353         4,561       3,580
                                                                               --------      --------    --------
                                                                                115,882        92,908      79,051
     Less estimated amount uncollectible..................................        3,858         3,379       3,796
                                                                               --------      --------    --------
                                                                                112,024        89,529      75,255
Receivable -- Pittston Minerals Group (Note 2)............................        8,641           705       --
Inventories...............................................................        2,561         1,971       1,442
Prepaid expenses..........................................................       10,299         7,021       6,346
Deferred income taxes (Note 7)............................................       13,769        13,670      11,446
                                                                               --------      --------    --------
Total current assets......................................................      170,887       135,163     113,386
Property, plant and equipment, at cost (Note 4)...........................      410,926       365,041     315,705
     Less accumulated depreciation and amortization.......................      208,327       184,111     158,729
                                                                               --------      --------    --------
                                                                                202,599       180,930     156,976
Intangibles, net of amortization (Notes 5 and 10).........................       29,083        28,106      27,302
Investment in and advances to unconsolidated affiliates...................       30,186        43,171      39,250
Deferred pension assets (Note 12).........................................       34,011        32,495      31,758
Deferred income taxes (Note 7)............................................       --             --            569
Other assets..............................................................        7,507         7,022       8,682
                                                                               --------      --------    --------
            Total assets..................................................     $474,273      $426,887    $377,923
                                                                               --------      --------    --------
                                                                               --------      --------    --------

                   LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
Short-term borrowings.....................................................     $  6,043      $  4,544    $  5,935
Current maturities of long-term debt (Note 8).............................        3,716         5,256       7,310
Accounts payable..........................................................       32,417        26,554      23,911
Payable -- Pittston Minerals Group (Note 2)...............................       --             --          2,000
Accrued liabilities:
Taxes.....................................................................       13,543        13,007      16,460
Workers' compensation and other claims....................................       15,826        14,939      14,116
Payrolls..................................................................       10,692         9,750       7,298
Deferred monitoring revenues..............................................       11,938        11,750      11,873
Miscellaneous.............................................................       31,102        28,591      20,464
                                                                               --------      --------    --------
                                                                                 83,101        78,037      70,211
                                                                               --------      --------    --------
            Total current liabilities.....................................      125,277       114,391     109,367
Long-term debt, less current maturities (Note 8)..........................        6,588         7,990      12,649
Postretirement benefits other than pensions (Note 12).....................        3,476         3,280       3,229
Workers' compensation and other claims....................................       10,885         9,929       9,043
Deferred income taxes (Note 7)............................................       40,455        40,245      35,771
Payable -- Pittston Minerals Group (Note 2)...............................       13,966        12,750      10,221
Minority interests........................................................       20,532        14,471      13,151
Other liabilities.........................................................        8,193         8,300       9,273
Commitments and contingent liabilities (Notes 8, 11, and 15)
Shareholder's equity (Note 3).............................................      244,901       215,531     175,219
                                                                               --------      --------    --------
            Total liabilities and shareholder's equity....................     $474,273      $426,887    $377,923
                                                                               --------      --------    --------
                                                                               --------      --------    --------

                See accompanying notes to financial statements.

                             PITTSTON BRINK'S GROUP
                            STATEMENTS OF OPERATIONS

                                                         NINE MONTHS ENDED
                                                            SEPTEMBER 30             YEAR ENDED DECEMBER 31
                                                        --------------------    --------------------------------
                                                          1995        1994        1994        1993        1992
                                                        --------    --------    --------    --------    --------
                                                            (UNAUDITED)
                                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Operating revenue....................................   $573,964    $476,441    $656,993    $570,953    $514,823
                                                        --------    --------    --------    --------    --------
Costs and expenses:
     Operating expenses..............................    439,043     361,981     498,185     433,954     397,875
     Selling, general and administrative expenses....     80,456      70,748      97,245      87,247      82,824
     Pension credit (Note 12)........................      --          --          --          --         (3,257)
                                                        --------    --------    --------    --------    --------
          Total costs and expenses...................    519,499     432,729     595,430     521,201     477,442
                                                        --------    --------    --------    --------    --------
Other operating income (Note 13).....................        585       3,957       5,913       6,899       8,403
                                                        --------    --------    --------    --------    --------
Operating profit.....................................     55,050      47,669      67,476      56,651      45,784
Interest income......................................      1,476         905       1,503       1,304       1,490
Interest expense (Note 2)............................     (1,478)     (1,725)     (2,450)     (2,734)     (4,109)
Other income (expense), net..........................     (2,502)     (2,569)     (3,068)     (3,970)     (5,597)
                                                        --------    --------    --------    --------    --------
Income before income taxes...........................     52,546      44,280      63,461      51,251      37,568
Provision for income taxes (Note 7)..................     16,422      15,753      21,972      19,601      13,615
                                                        --------    --------    --------    --------    --------
Net income...........................................   $ 36,124    $ 28,527    $ 41,489    $ 31,650    $ 23,953
                                                        --------    --------    --------    --------    --------
                                                        --------    --------    --------    --------    --------
Proforma Financial Information (unaudited) (Note 1):
Net income per common share..........................   $    .95    $    .76    $   1.10    $    .86    $    .65
                                                        --------    --------    --------    --------    --------
Average common shares outstanding....................     37,914      37,757      37,784      36,907      37,081

                See accompanying notes to financial statements.

                             PITTSTON BRINK'S GROUP
                            STATEMENTS OF CASH FLOWS

                                                                      NINE MONTHS ENDED
                                                                         SEPTEMBER 30             YEAR ENDED DECEMBER 31
                                                                     --------------------    --------------------------------
                                                                       1995        1994        1994        1993        1992
                                                                     --------    --------    --------    --------    --------
                                                                         (UNAUDITED)
                                                                                       (IN THOUSANDS)
Cash flows from operating activities:
Net income........................................................   $ 36,124    $ 28,527    $ 41,489    $ 31,650    $ 23,953
Adjustments to reconcile net income to net cash provided by
  operating activities:
     Noncash charges and other write-offs.........................      --          --          --             11       1,260
     Depreciation and amortization................................     32,219      28,023      38,463      34,596      32,845
     Provision (credit) for deferred income taxes.................        146       2,661       4,328      (2,998)     (2,654)
     Provision (credit) for pensions, noncurrent..................       (289)       (110)       (169)       (240)     (5,142)
     Provision for uncollectible accounts receivable..............      1,987         877       1,346       3,403       1,881
     Equity in earnings of unconsolidated affiliates, net of
       dividends received.........................................      1,642          44      (1,144)     (3,596)     (4,989)
     Gain on sale of property, plant and equipment................       (207)        (72)       (186)       (174)       (135)
     Other operating, net.........................................      1,988       1,624       2,380       2,763       3,183
Change in operating assets and liabilities, net of effects of acquisitions and dispositions:
     Increase in accounts receivable..............................    (19,308)    (13,322)    (15,620)     (8,275)     (3,009)
     Decrease (increase) in inventories...........................       (578)       (629)       (529)       (190)        790
     Increase in prepaid expenses.................................     (1,777)     (2,403)       (675)       (793)       (544)
     Increase (decrease) in accounts payable and accrued
       liabilities................................................     10,821       8,881      15,645       9,958      14,629
     Decrease (increase) in other assets..........................       (944)       (700)       (982)       (758)       (490)
     Increase (decrease) in workers' compensation and other
       claims, noncurrent.........................................        956         (28)        886         744         (61)
     Increase (decrease) in other liabilities.....................         (7)       (946)       (956)     (1,492)     (1,350)
     Other, net...................................................       (676)     (1,017)       (820)        623         437
                                                                     --------    --------    --------    --------    --------
          Net cash provided by operating activities...............     62,097      51,410      83,456      65,232      60,604
                                                                     --------    --------    --------    --------    --------
Cash flows from investing activities:
Additions to property, plant and equipment........................    (46,835)    (36,473)    (56,443)    (47,668)    (43,606)
Proceeds from disposal of property, plant and equipment...........      2,244         504         515         979       3,039
Acquisitions, net of cash acquired, and related contingency
  payments........................................................       (956)      --          --          --         (1,407)
Other, net........................................................       (235)     (3,872)     (4,884)     (1,454)     (3,027)
                                                                     --------    --------    --------    --------    --------
          Net cash used by investing activities...................    (45,782)    (39,841)    (60,812)    (48,143)    (45,001)
                                                                     --------    --------    --------    --------    --------
Cash flows from financing activities:
Additions to debt.................................................      2,000       2,648       --          4,232       3,356
Reductions of debt................................................     (4,080)     (6,416)    (10,129)    (10,587)     (8,874)
Payments to Minerals Group........................................     (9,936)     (5,566)     (5,705)      --          --
Attributed equity transactions:
     Repurchase of common stock...................................     (2,301)     (2,294)     (4,146)       (616)     (7,274)
     Proceeds from exercise of stock options......................      1,174       3,516       3,730       8,123         821
     Proceeds from sale of stock to Savings Investment Plan.......      --          --          --            147       --
     Proceeds from employee stock purchase plan...................        395       --          --          --          --
     Proceeds from sale of stock to Minerals Group................      --            216         216          86       --
     Dividends paid...............................................     (2,668)     (2,547)     (3,399)     (3,175)     (2,526)
     Cost of Services Stock Proposal..............................      --             (1)         (1)       (782)      --
     Net cash to the Company......................................      --          --          --         (6,041)     (3,845)
                                                                     --------    --------    --------    --------    --------
          Net cash used by financing activities...................    (15,416)    (10,444)    (19,434)     (8,613)    (18,342)
                                                                     --------    --------    --------    --------    --------
Net increase (decrease) in cash and cash equivalents..............        899       1,125       3,210       8,476      (2,739)
Cash and cash equivalents at beginning of period..................     20,226      17,016      17,016       8,540      11,279
                                                                     --------    --------    --------    --------    --------
Cash and cash equivalents at end of period........................   $ 21,125    $ 18,141    $ 20,226    $ 17,016    $  8,540
                                                                     --------    --------    --------    --------    --------
                                                                     --------    --------    --------    --------    --------

                See accompanying notes to financial statements.

                             PITTSTON BRINK'S GROUP
                         NOTES TO FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     Upon approval of the Brink's Stock Proposal (see 'The Brink's Stock Proposal' in the Proxy Statement), the capital structure of The Pittston Company (the 'Company') will be modified to include an additional class of common stock. The outstanding shares of Pittston Services Group Common Stock ('Services Stock') will be redesignated as Pittston Brink's Group Common Stock, par value $1.00 per share ('Brink's Stock'), and one-half of one share of a new class of common stock identified as Pittston Burlington Group Common Stock, par value $1.00 per share, ('Burlington Stock') will be distributed for each outstanding share of Services Stock. Holders of Pittston Minerals Group Common Stock ('Minerals Stock') will continue to be holders of such stock, which will continue to reflect the performance of the Pittston Minerals Group (the 'Minerals Group'). Brink's Stock is intended to reflect the performance of the Pittston Brink's Group (the 'Brink's Group') and Burlington Stock is intended to reflect the performance of the Pittston Burlington Group (the 'Burlington Group').

     The financial statements of the Brink's Group include the balance sheets, the results of operations and cash flows of the Brink's, Incorporated ('Brink's') and Brink's Home Security, Inc. ('BHS') operations of the Company, and a portion of the Company's corporate assets and liabilities and related transactions which are not separately identified with operations of a specific segment. The Brink's Group's financial statements are prepared using the amounts included in the Company's consolidated financial statements. Corporate allocations reflected in these financial statements are determined based upon methods which management believes to be a reasonable and equitable allocation of such items (see Note 2).

     These financial statements also present the following proforma information assuming completion of the Brink's Stock Proposal transaction:

      For the purpose of computing net income per common share of Brink's Stock, the number of shares of Brink's Stock are assumed to be the same as the total number of shares of Services Stock. Net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period. The potential dilution from the exercise of stock options is not material. The shares of Brink's Stock assumed to be held in The Pittston Company Employee Benefits Trust are evaluated for inclusion in the calculation of net income per share under the treasury stock method and had no dilutive effect.

      All financial impacts of purchases and issuances of Services Stock have been attributed to each Group in relation of their respective common equity to the Services Group common stock. Dividends paid by the Company were attributed to the Brink's and Burlington Groups in relation to the initial dividends to be paid on the Brink's Stock and the Burlington Stock.

     If the Brink's Stock Proposal is approved, the Company will provide to holders of Brink's Stock separate financial statements, financial review, descriptions of business and other relevant information for the Brink's Group. Notwithstanding the attribution of assets and liabilities (including contingent liabilities) among the Minerals Group, the Brink's Group and the Burlington Group for the purpose of preparing their respective historical and future financial statements, this attribution and the change in the capital structure of the Company contemplated by the Brink's Stock Proposal will not affect legal title to such assets or responsibility for such liabilities for the Company or any of its subsidiaries. Holders of Brink's Stock will be common shareholders of the Company, which will continue to be responsible for all of its liabilities. Financial impacts arising from one group that affect the Company's financial condition could affect the results of operations and financial condition of each of the groups. Since financial developments within one group could affect other groups, all shareholders of the Company could be adversely affected by an event directly impacting only one group. Accordingly, the

                             PITTSTON BRINK'S GROUP
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Company's consolidated financial statements must be read in connection with the Brink's Group's financial statements.

     Under the Brink's Stock Proposal, dividends to be paid to holders of Brink's Stock will be limited to funds of the Company legally available for the payment of dividends. Amounts available for dividends may be further limited by covenants in the Company's public debt indentures and bank credit agreements. See the Company's consolidated financial statements and related footnotes set forth in Annex IX. Subject to these limitations, the Company's Board of Directors (the 'Board'), although there is no requirement to do so, intends to declare and pay dividends on the Brink's Stock based primarily on the earnings, financial condition, cash flow and business requirements of the Brink's Group.

     The accounting policies applicable to the preparation of the financial statements of the Brink's Group may be modified or rescinded at the sole discretion of the Board without approval of shareholders, although there is no intention to do so.

     The Brink's Stock Proposal will permit the Company, at any time, to exchange each outstanding share of Burlington Stock for shares of Brink's Stock (or, if no Brink's Stock is then outstanding, Minerals Stock) having a fair market value equal to 115% of the fair market value of one share of Burlington Stock. In addition, upon the disposition of all or substantially all of the properties and assets of the Burlington Group to any person (with certain exceptions), the Company will be required to exchange each outstanding share of Burlington Stock for shares of Brink's Stock (or, if no Brink's Stock is then outstanding, Minerals Stock) having a fair market value equal to 115% of the fair market value of one share of Burlington Stock.

     The Brink's Stock Proposal will also permit the Company, at any time, to exchange each outstanding share of Minerals Stock, which was previously subject to exchange for shares of Services Stock, for shares of Brink's Stock (or, if no Brink's Stock is then outstanding, Burlington Stock) having a fair market value equal to 115% of the fair market value of one share of Minerals Stock. In addition, upon the disposition of all or substantially all of the properties and assets of the Minerals Group to any person (with certain exceptions), the Company will be required to exchange each outstanding share of Minerals Stock for shares of Brink's Stock (or, if no Brink's Stock is then outstanding, Burlington Stock) having a fair market value equal to 115% of the fair market value of one share of Minerals Stock. If any shares of the Company's Preferred Stock are converted after an exchange of Minerals Stock for Brink's Stock (or Burlington Stock), the holder of such Preferred Stock would, upon conversion, receive shares of Brink's Stock (or Burlington Stock) in lieu of shares of Minerals Stock otherwise issuable upon such conversion.

     Shares of Brink's Stock are not subject to either optional or mandatory exchange. The net proceeds of any disposition of properties and assets of the Brink's Group will be attributed to the Brink's Group. In the case of a disposition of all or substantially all the properties and assets of any other group, the net proceeds will be attributed to the group the shares of which have been issued in exchange for shares of the selling group.

     The Brink's Stock Proposal provides that holders of Brink's Stock will at all times have one vote per share, and initially holders of Burlington Stock and Minerals Stock will have one and 0.626 votes per share, respectively. The votes of holders of Burlington Stock and Minerals Stock will be subject to adjustment on January 1, 1998, and on each January 1 every two years thereafter in such a manner that each class' share of the aggregate voting power at such time will be equal to that class' share of the aggregate market capitalization of the Company's common stock at such time. Accordingly, on each adjustment date, each share of Burlington Stock and Minerals Stock may have more than, less than or continue to have the number of votes per share as they initially will have following the consummation of the transaction. Holders of Brink's Stock, Burlington Stock and Minerals Stock will vote together as a single voting group on all matters as to which all common shareholders are entitled to vote. In addition, as prescribed by Virginia law, certain amendments to the Articles of Incorporation affecting, among

                             PITTSTON BRINK'S GROUP
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

other things, the designation, rights, preferences or limitations of one class of common stock, or certain mergers or statutory share exchanges, must be approved by the holders of such class of common stock, voting as a group, and, in certain circumstances, may also have to be approved by the holders of the other classes of common stock, voting as separate voting groups. The voting rights of the Preferred Stock are not affected by the Brink's Stock Proposal.


     Under   the  Brink's  Stock  Proposal,  in  the  event  of  a  dissolution, liquidation or winding up of the Company, the holders of Brink's Stock, Burlington Stock and Minerals Stock will share on a per share basis an aggregate amount equal to 55%, 28% and 17%, respectively, of the funds, if any, remaining for distribution to the common shareholders. In the case of Minerals Stock, such percentage has been set, using a nominal number of shares of Minerals Stock of 4,202,954 (the 'Nominal Shares') in excess of the actual number of shares of Minerals Stock outstanding, to ensure that the holders of Minerals Stock are entitled to the same share of any such funds immediately following the consummation of the transaction as they were prior thereto. These liquidation percentages are subject to adjustment in proportion to the relative change in the total number of shares of Brink's Stock, Burlington Stock and Minerals Stock, as the case may be, then outstanding to the total number of shares of all other classes of common stock then outstanding (which total, in the case of Minerals Stock, shall include the Nominal Shares).


PRINCIPLES OF COMBINATION

     The accompanying financial statements reflect the combined accounts of the businesses comprising the Brink's Group and their majority-owned subsidiaries. The Brink's Group interests in 20% to 50% owned companies are carried on the equity method. All material intercompany items and transactions have been eliminated in combination. Certain prior year amounts have been reclassified to conform to the current year's financial statement presentation.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash on hand, demand deposits and investments with original maturities of three months or less.

SHORT-TERM INVESTMENTS

     Short-term investments are those with original maturities in excess of three months and are carried at cost which approximates market.

INVENTORIES

     Inventories are stated at cost (determined under the first-in, first-out or average cost method) or market, whichever is lower.

PROPERTY, PLANT AND EQUIPMENT

     Expenditures for maintenance and repairs are charged to expense, and the costs of renewals and betterments are capitalized. Depreciation is provided principally on the straight-line method at varying rates depending upon estimated useful lives.

     Subscriber installation costs for home security systems provided by BHS are capitalized and depreciated over the estimated life of the assets and are included in machinery and equipment. The standard security system that is installed remains the property of BHS and is capitalized at the cost to bring the revenue producing asset to its intended use. When an installation is identified for disconnection, the remaining net book value of the installation is written-off and charged to depreciation.

                             PITTSTON BRINK'S GROUP
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

INTANGIBLES

     The excess of cost over fair value of net assets of companies acquired is amortized on a straight-line basis over the estimated periods benefited.

     The Brink's Group evaluates the carrying value of intangibles and the periods of amortization to determine whether events and circumstances warrant revised estimates of asset value or useful lives. At each balance sheet date the Brink's Group assesses the recoverability of the excess of cost over net assets acquired by determining whether the amortization of the asset balance over its remaining life can be recovered through projected undiscounted future operating cash flows. Evaluation of asset value as well as periods of amortization are performed on a disaggregated basis at each of the Brink's Group's operating units.

INCOME TAXES

     Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109, 'Accounting for Income Taxes', which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

     See Note 2 for allocation of the Company's U.S. federal income taxes to the Brink's Group.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     Postretirement benefits other than pensions are accounted for in accordance with Statement of Financial Accounting Standards No. 106, 'Employers' Accounting for Postretirement Benefits Other Than Pensions', which requires employers to accrue the cost of such retirement benefits during the employees' service with the Company.

FOREIGN CURRENCY TRANSLATION

     Assets and liabilities of foreign operations have been translated at current exchange rates, and related revenues and expenses have been translated at average rates of exchange in effect during the year. Resulting cumulative translation adjustments have been included in shareholder's equity. Translation adjustments relating to operations in countries with highly inflationary economies are included in net income, along with all transaction gains and losses for the period.

     A portion of the Brink's Group's financial results is derived from activities in several foreign countries, each with a local currency other than the U.S. dollar. Because the financial results of the Brink's Group are reported in U.S. dollars, they are affected by the changes in the value of the various foreign currencies in relation to the U.S. dollar. However, the Brink's Group's international activity is not concentrated in any single currency, which reduces the risks of foreign currency rate fluctuations.

REVENUE RECOGNITION

     Brink's -- Revenues are recognized when services are performed.

     BHS -- Monitoring revenues are recognized when earned and amounts paid in advance are deferred and recognized as income over the applicable monitoring period, which is generally one year or less. Revenues from the sale of equipment, are recognized, together with related costs, upon completion of the installation. Connection fee revenues are recognized to the extent of direct selling costs incurred and expensed. Connection fee revenues in excess of direct selling costs are deferred and recognized as income on a straight-line basis over ten years.

                             PITTSTON BRINK'S GROUP
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2. RELATED PARTY TRANSACTIONS

     The following policies may be modified or rescinded by action of the Board, or the Board may adopt additional policies, without approval of the shareholders of the Company, although the Board has no present intention to do so. The Company allocated certain corporate general and administrative expenses, net interest expense and related assets and liabilities in accordance with the policies described below. Corporate assets and liabilities are primarily cash, deferred pension assets, income taxes and accrued liabilities.

FINANCIAL

     As a matter of policy, the Company manages most financial activities of the Brink's Group, Burlington Group and Minerals Group on a centralized, consolidated basis. Such financial activities include the investment of surplus cash; the issuance, repayment and repurchase of short-term and long-term debt; the issuance and repurchase of common stock and the payment of dividends. In preparing these financial statements, transactions primarily related to invested cash, short-term and long-term debt (including convertible debt), related net interest and other financial costs have been attributed to the Brink's Group based upon its cash flows for the periods presented after giving consideration to the debt and equity structure of the Company. At December 31, 1994, none of the long-term debt of the Company was attributed to the Brink's Group based upon the purpose for the debt in addition to the cash requirements of the Brink's Group. The portion of the Company's interest expense allocated to the Brink's Group for 1994 and 1993 was $176, and $143, respectively. There was no interest expense allocated to the Brink's Group in 1992. The portion of the Company's interest expense allocated to the Brink's Group for the nine months ended September 30, 1995 and 1994 (unaudited), was $92 and $135, respectively. Management believes such method of allocation to be equitable and a reasonable estimate of the cost attributable to the Brink's Group.

     To the extent borrowings are deemed to occur between the Brink's Group, the Burlington Group and the Minerals Group, intergroup accounts are established bearing interest at the rate in effect from time to time under the Company's unsecured credit lines or, if no such credit lines exist, at the prime rate charged by Chemical Bank from time to time. At December 31, 1994, the Minerals Group owed the Brink's Group $5,705, as the result of borrowings. At December 31, 1993, there were no amounts either owed to or receivable from the Burlington Group or the Minerals Group. At September 30, 1995 (unaudited), the Minerals Group owed the Brink's Group $15,641 as the result of borrowings.

INCOME TAXES

     The Brink's Group is included in the consolidated U.S. federal income tax return filed by the Company.

     The Company's consolidated provision and actual cash payments for U.S. federal income taxes are allocated between the Brink's Group, Burlington Group and Minerals Group in accordance with the Company's tax allocation policy and reflected in the financial statements for each Group. In general, the consolidated tax provision and related tax payments or refunds are allocated among the Groups, for financial statement purposes, based principally upon the financial income, taxable income, credits and other amounts directly related to the respective Group. Tax benefits that cannot be used by the Group generating such attributes, but can be utilized on a consolidated basis, are allocated to the Group that generated such benefits and an intergroup account is established for the benefit of the Group generating the attributes. As a result, the allocated Group amounts of taxes payable or refundable are not necessarily comparable to those that would have resulted if the Groups had filed separate tax returns. At December 31, 1994 and 1993, the Brink's Group owed the Minerals Group $17,750 and $12,221, respectively, for such tax benefits, of which $12,750 and $10,221, respectively, were not expected to be paid within one year from such dates in accordance with the policy.

                             PITTSTON BRINK'S GROUP
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

SHARED SERVICES

     A portion of the Company's corporate general and administrative expenses and other shared services has been allocated to the Brink's Group based upon utilization and other methods and criteria which management believes to be equitable and a reasonable estimate of the cost attributable to the Brink's Group. These allocations were $4,666, $4,757 and $4,278 in 1994, 1993 and 1992, respectively.

PENSION

     The Brink's Group's pension cost related to its participation in the Company's noncontributory defined benefit pension plan is actuarially determined based on its respective employees and an allocable share of the pension plan assets and calculated in accordance with Statement of Financial Accounting Standards No. 87 ('SFAS 87'). Pension plan assets have been allocated to the Brink's Group based on the percentage of its projected benefit obligation to the plan's total projected benefit obligation. Management believes such method of allocation to be equitable and a reasonable estimate of the cost attributable to the Brink's Group.

3. SHAREHOLDER'S EQUITY

     The following presents shareholder's equity of the Brink's Group assuming completion of the Brink's Stock Proposal transaction:


                                                                 NINE MONTHS
                                                                    ENDED             YEAR ENDED DECEMBER 31
                                                                 SEPTEMBER 30    --------------------------------
                                                                     1995          1994        1993        1992
                                                                 ------------    --------    --------    --------
                                                                 (UNAUDITED)

Balance at beginning of period................................     $215,531      $175,219    $147,582    $136,562
Net income....................................................       36,124        41,489      31,650      23,953
Foreign currency translation adjustment.......................       (5,257)          (25)     (3,336)       (770)
Attributed equity transactions:
     Stock options exercised..................................        1,114         3,730       8,123         821
     Stock released from employee benefits trust to employee
       benefits plan..........................................        2,341           899         563         286
     Stock sold from employee benefits trust to employee
       benefits plan..........................................       --             --            147       --
     Stock issued to employee benefits plan...................       --             --          --            375
     Stock sold to Minerals Group.............................       --               216          86       --
     Stock repurchases........................................       (2,301)       (4,146)       (616)     (7,274)
     Dividends declared.......................................       (2,651)       (3,404)     (3,175)     (2,526)
     Cost of Services Stock Proposal..........................       --                (1)       (782)      --
     Tax benefit of options exercised.........................       --             1,554       1,018       --
     Net cash to the Company..................................       --             --         (6,041)     (3,845)
                                                                   --------      --------    --------    --------
     Balance at end of period.................................     $244,901      $215,531    $175,219    $147,582
                                                                   --------      --------    --------    --------
                                                                   --------      --------    --------    --------

     Included in shareholder's equity is the cumulative foreign currency translation adjustment of $18,493 at September 30, 1995 (unaudited) and $13,236, $13,211 and $9,875 at December 31, 1994, 1993 and 1992, respectively.

                             PITTSTON BRINK'S GROUP
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

4. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment at cost, consist of the following:

                                                                             DECEMBER 31,
                                                                         --------------------
                                                                           1994        1993
                                                                         --------    --------

Land..................................................................   $  4,162    $  3,618
Buildings.............................................................     27,753      26,241
Machinery and equipment...............................................    333,126     285,846
                                                                         --------    --------
                                                                         $365,041    $315,705
                                                                         --------    --------
                                                                         --------    --------

     The estimated useful lives for property, plant and equipment are as follows:

                                                                                       YEARS
                                                                                      -------

Buildings..........................................................................   3 to 25
Machinery and equipment............................................................   2 to 20

     Depreciation of property, plant and equipment aggregated $35,992 in 1994, $31,973 in 1993 and $30,157 in 1992. For the nine months ended September 30, 1995 and 1994 (unaudited), depreciation of property, plant and equipment aggregated $31,097 and $26,181, respectively.

     Changes in capitalized subscriber installation costs for home security systems included in machinery and equipment were as follows:


                                                                  NINE MONTHS
                                                                     ENDED            YEAR ENDED DECEMBER 31
                                                                   SEPTEMBER     --------------------------------
                                                                    30 1995        1994        1993        1992
                                                                  -----------    --------    --------    --------
                                                                  (UNAUDITED)

Capitalized subscriber installation costs -- beginning of
  year.........................................................    $  81,445     $ 65,785    $ 54,668    $ 44,842
Capitalized cost of security system installations..............       29,141       32,309      23,972      20,694
Capitalized cost of security systems acquired..................       --            --          --           (143)
Depreciation, including amounts recognized to fully depreciate capitalized costs for installations disconnected during the
  period.......................................................      (15,372)     (16,649)    (12,855)    (10,725)
                                                                   ---------     --------    --------    --------
Capitalized subscriber installation costs -- end of period.....    $  95,214     $ 81,445    $ 65,785    $ 54,668
                                                                   ---------     --------    --------    --------
                                                                   ---------     --------    --------    --------

     New subscribers were 75,200 in 1994, 59,700 in 1993 and 51,300 in 1992. For the nine months ended September 30, 1995 (unaudited), new subscribers were 58,900.

     As of January 1, 1992, BHS elected to capitalize categories of costs not previously capitalized for home security system installations. This change in accounting principle is preferable because it more accurately reflects subscriber installation costs. The additional costs not previously capitalized consisted of costs for installation labor and related benefits for supervisory, installation scheduling, equipment testing and other support personnel (in the amount of $2,645 in 1994, $2,567 in 1993 and $2,327 in 1992) and costs incurred in maintaining facilities and vehicles dedicated to the installation process (in the amount of $1,492 in 1994, $1,484 in 1993 and $1,994 in 1992). The effect of this change in accounting principle was to increase operating profit of the Brink's Group and the BHS segment in 1994, 1993 and 1992 by $4,137, $4,051 and $4,321, respectively, and net income of the Brink's Group in 1994, 1993 and 1992 by $2,486, $2,435 and $2,596, respectively, or by $.07 per share in each year. The effect of this change in accounting principle was to increase operating profit of the Brink's Group and the BHS segment for the first nine months of 1995 and 1994 (unaudited), by $3,204 and $3,114, respectively. The effect of this change increased net income per common share of the Brink's Group for the first nine months of 1995 and 1994 (unaudited) by $.05. Prior to January 1, 1992, the records needed to identify

                             PITTSTON BRINK'S GROUP
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

such costs were not available. Thus, it was impossible to accurately calculate the effect on retained earnings as of January 1, 1992. However, the Brink's Group believes the effect on retained earnings as of January 1, 1992, was immaterial.

     Because capitalized subscriber installation costs for prior periods were not adjusted for the change in accounting principle, installation costs for subscribers in those years will continue to be depreciated based on the lesser amounts capitalized in prior periods. Consequently, depreciation of capitalized subscriber installation costs in the current year and until such capitalized costs prior to January 1, 1992, are fully depreciated will be less than if such prior periods' capitalized costs had been adjusted for the change in accounting. However, the Brink's Group believes the effect on net income in 1994, 1993 and 1992 was immaterial.

5. INTANGIBLES

     Intangibles consist entirely of the excess of cost over fair value of net assets of companies acquired and are net of accumulated amortization of $6,703 at December 31, 1994, and $5,596 at December 31, 1993. The estimated useful life of intangibles is generally forty years. Amortization of intangibles aggregated $882 in 1994, $865 in 1993 and $964 in 1992.

6. FINANCIAL INSTRUMENTS

     Financial instruments which potentially subject the Brink's Group to concentrations of credit risk consist principally of cash and cash equivalents, short-term cash investments and trade receivables. The Brink's Group's cash and cash equivalents and short-term investments are placed with high credit qualified financial institutions. Also, by policy, the amount of credit exposure to any one financial institution is limited. Concentration of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Brink's Group's customer base, and their dispersion across many geographic areas.

     The following details the fair values of financial instruments for which it is practicable to estimate the value:

CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     The carrying amounts approximate fair value because of the short maturity of these instruments.

DEBT

     The aggregate fair value of the Brink's Group's long-term debt obligations, which is based upon quoted market prices and rates currently available to the Brink's Group for debt with similar terms and maturities, approximates the carrying amount.

OFF-BALANCE SHEET INSTRUMENTS

     The Brink's Group utilizes off-balance sheet financial instruments from time to time to hedge its foreign currency and exposures. The risk that counterparties to such instruments may be unable to perform is minimized by limiting the counterparties to major financial institutions. The Brink's Group does not expect any losses due to such counterparty default.

                             PITTSTON BRINK'S GROUP
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

7. INCOME TAXES

     The provision (credit) for income taxes consists of the following:

                                                                  U.S.
                                                                 FEDERAL    FOREIGN    STATE      TOTAL
                                                                 -------    -------    ------    -------

1994:
     Current..................................................   $12,085    $ 2,873    $2,686    $17,644
     Deferred.................................................     2,188      1,608       532      4,328
                                                                 -------    -------    ------    -------
          Total...............................................   $14,273    $ 4,481    $3,218    $21,972
                                                                 -------    -------    ------    -------
                                                                 -------    -------    ------    -------
1993:
     Current..................................................   $13,118    $ 7,797    $1,684    $22,599
     Deferred.................................................       159     (4,537)    1,380     (2,998)
                                                                 -------    -------    ------    -------
          Total...............................................   $13,277    $ 3,260    $3,064    $19,601
                                                                 -------    -------    ------    -------
                                                                 -------    -------    ------    -------
1992:
     Current..................................................   $12,666    $ 1,534    $2,069    $16,269
     Deferred.................................................    (2,767)       344      (231)    (2,654)
                                                                 -------    -------    ------    -------
          Total...............................................   $ 9,899    $ 1,878    $1,838    $13,615
                                                                 -------    -------    ------    -------
                                                                 -------    -------    ------    -------

     The significant components of the deferred tax provision (benefit) were as follows:

                                                                             1994      1993       1992
                                                                            ------    -------    -------

Deferred tax provision (benefit), exclusive of the components listed
  below..................................................................   $2,892    $(5,548)   $(1,818)
Investment tax credit carryforwards......................................     --        --         1,489
Net operating loss carryforwards.........................................      449      1,860     (1,062)
Alternative minimum tax credits..........................................    1,084        648     (1,316)
Change in the valuation allowance for deferred tax assets................      (97)        42         53
                                                                            ------    -------    -------
                                                                            $4,328    $(2,998)   $(2,654)
                                                                            ------    -------    -------
                                                                            ------    -------    -------

     The tax benefit for compensation expense related to the exercise of certain employee stock options for tax purposes in excess of compensation expense for financial reporting purposes is recognized as an adjustment to shareholder's equity.

                             PITTSTON BRINK'S GROUP
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The components of the net deferred tax liability as of December 31, 1994 and December 31, 1993 were as follows:

                                                                                      1994       1993
                                                                                     -------    -------

Deferred tax assets:
     Accounts receivable..........................................................   $ 1,310    $ 1,461
     Postretirement benefits other than pensions..................................     1,741      1,753
     Workers' compensation and other claims.......................................     4,974      4,176
     Other liabilities and reserves...............................................    11,355     11,542
     Miscellaneous................................................................       727      1,181
     Net operating loss carryforwards.............................................     2,565      3,014
     Alternative minimum tax credits..............................................     3,741      4,348
     Valuation allowance..........................................................     --           (97)
                                                                                     -------    -------
          Total deferred tax asset................................................    26,413     27,378
                                                                                     -------    -------
Deferred tax liabilities:
     Property, plant and equipment................................................    22,125     19,015
     Pension assets...............................................................    14,724     14,056
     Other assets.................................................................     2,844      2,675
     Investments in foreign affiliates............................................    11,965     13,044
     Miscellaneous................................................................     1,330      2,434
                                                                                     -------    -------
          Total deferred tax liability............................................    52,988     51,224
                                                                                     -------    -------
          Net deferred tax liability..............................................   $26,575    $23,846
                                                                                     -------    -------
                                                                                     -------    -------

     The recording of deferred federal tax assets is based upon their expected utilization in the Company's consolidated federal income tax return and the benefit that would accrue to the Brink's Group under the Company's tax allocation policy.

     The valuation allowance relates to deferred tax assets in certain foreign and state jurisdictions.

     The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory U.S. federal income tax rate of 35% in 1994 and 1993 and 34% in 1992 to the income before income taxes.

                                                                                       YEAR ENDED DECEMBER 31
                                                                                    -----------------------------
                                                                                     1994       1993       1992
                                                                                    -------    -------    -------

Income before income taxes:
     United States...............................................................   $47,419    $39,187    $31,282
     Foreign.....................................................................    16,042     12,064      6,286
                                                                                    -------    -------    -------
                                                                                    $63,461    $51,251    $37,568
                                                                                    -------    -------    -------
                                                                                    -------    -------    -------
Tax provision computed at statutory rate.........................................   $22,211    $17,938    $12,772
Increases (reductions) in taxes due to:
     State income taxes (net of federal tax benefit).............................     2,092      1,992      1,323
     Difference between total taxes on foreign income and the U.S. federal
       statutory rate............................................................    (3,259)      (633)    (1,231)
     Miscellaneous...............................................................       928        304        751
                                                                                    -------    -------    -------
Actual tax provision.............................................................   $21,972    $19,601    $13,615
                                                                                    -------    -------    -------
                                                                                    -------    -------    -------

     It is the policy of the Brink's Group to accrue deferred income taxes on temporary differences related to the financial statement carrying amounts and tax bases of investments in foreign subsidiaries and affiliates which are expected to reverse in the foreseeable future. As of December 31, 1994 and December 31, 1993, the unrecognized deferred tax liability for temporary differences of approximately

                             PITTSTON BRINK'S GROUP
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

$36,460 and $39,417, respectively, related to investments in foreign subsidiaries and affiliates that are essentially permanent in nature and not expected to reverse in the foreseeable future was approximately $12,761 and $13,796, respectively.

     The Brink's Group is included in the Company's consolidated U.S. federal income tax return. Such returns have been audited and settled with the Internal Revenue Service through the year 1981.

     As of December 31, 1994, the Brink's Group had $3,741 of alternative minimum tax credits allocated to it under the Company's tax allocation policy. Such credits are available to offset future U.S. federal income taxes and, under current tax law, the carryforward period for such credits is unlimited.

     The tax benefits of net operating loss carryforwards of the Brink's Group as at December 31, 1994 were $2,565 and related to various state and foreign taxing jurisdictions. The expiration periods primarily range from 5 to 15 years.

8. LONG-TERM DEBT

     Total long-term debt of the Brink's Group consists of the following:

                                                                                            AS OF
                                                                                         DECEMBER 31
                                                                                      -----------------
                                                                                       1994      1993
                                                                                      ------    -------

Senior obligations:
     U.S. dollar term loan due 1996 to 1997 (6.50% in 1994 and 3.81% in 1993)......   $3,451    $ 5,321
     Dutch guilder term loan due 1995 (6.69% in 1993)..............................     --        1,250
     U.S. dollar term loan due 1996 (4.06% in 1993)................................     --        1,714
     All other.....................................................................    1,882      2,001
                                                                                      ------    -------
                                                                                       5,333     10,286
Obligations under capital leases (average rates 16.80% in 1994 and 6.25% in
  1993)............................................................................    2,657      2,363
                                                                                      ------    -------
          Total long-term debt, less current maturities............................   $7,990    $12,649
                                                                                      ------    -------
                                                                                      ------    -------

     For the four years through December 31, 1999, minimum repayments of long-term debt outstanding are as follows:

1996.............................................................   $3,499
1997.............................................................    2,750
1998.............................................................      881
1999.............................................................      358

     The Dutch guilder loan bears interest based on a Euroguilder rate, or if converted to a U.S. dollar loan based on prime, Eurodollar or money market rates. In January 1992, a portion of the guilder loan was converted into a U.S. dollar term loan. The U.S. dollar term loan due 1996 to 1997 bears interest based on the Eurodollar rate.

     Under the terms of the loans, Brink's has agreed to various restrictions relating to net worth, disposition of assets and incurrence of additional debt.

     In March 1994, the Company entered into a $350,000 credit agreement with a syndicate of banks (the 'New Facility'), replacing the Company's previously existing $250,000 of revolving credit agreements. The New Facility included a $100,000 five-year term loan, which originally matured in March 1999. The New Facility also permitted additional borrowings, repayments and reborrowings of up to an aggregate of $250,000 initially until March 1999. In March 1995, the New Facility was amended to extend the maturity of the term loan to May 2000 and to permit the additional borrowings, repayments and reborrowings until May 2000. Interest on borrowings under the New Facility is payable

                             PITTSTON BRINK'S GROUP
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

at rates based on prime, certificate of deposit, Eurodollar or money market rates. At December 31, 1994, no borrowings under the New Facility were attributed to the Brink's Group.

     Various international operations maintain lines of credit and overdraft facilities aggregating approximately $14,000 with a number of banks on either a secured or unsecured basis.

     Under the terms of some of its debt instruments, the Company has agreed to various restrictions relating to the payment of dividends, the repurchase of capital stock, the maintenance of consolidated net worth, and the amount of additional funded debt which may be incurred. See the Company's consolidated financial statements and related footnotes set forth in Annex IX.

     At December 31, 1994, the Company's portion of outstanding unsecured letters of credit allocated to the Brink's Group was $14,918, primarily supporting the Brink's Group's obligations under its various self-insurance programs.

9. STOCK OPTIONS

     Upon approval of the Brink's Stock Proposal, the Company will convert its stock options outstanding into options for shares of Brink's Stock or Burlington Stock, or both, pursuant to provisions in the option agreements covering such options. See the Company's consolidated financial statements and related footnotes set forth in Annex IX for information regarding the Company's stock options.

10. ACQUISITIONS

     During 1992, the Brink's Group acquired a business for an aggregate purchase price of $2,658, including debt of $1,144. The fair value of assets acquired was $2,690 and liabilities assumed was $32.

     The acquisition was accounted for as a purchase and the purchase price for the acquisition was essentially equal to the fair value of assets acquired. The results of operations of the acquired company has been included in the Brink's Group's results of operations from the date of acquisition.

11. LEASES

     The Brink's Group's businesses lease facilities, vehicles, computers and other equipment under long-term operating leases with varying terms, and most of the leases contain renewal and/or purchase options. As of December 31, 1994, aggregate future minimum lease payments under noncancellable operating leases were as follows:

                                                                            EQUIPMENT
                                                              FACILITIES     & OTHER      TOTAL
                                                              ----------    ---------    -------

1995.......................................................      $10,301      $3,023     $13,324
1996.......................................................        9,202       1,807      11,009
1997.......................................................        7,666         897       8,563
1998.......................................................        6,811         598       7,409
1999.......................................................        5,283         150       5,433
2000.......................................................        4,679          44       4,723
2001.......................................................        4,245           2       4,247
2002.......................................................        3,464           2       3,466
2003.......................................................        3,179           1       3,180
2004.......................................................        3,071           0       3,071
Later years................................................        5,292           0       5,292
                                                                 -------      -------    -------
                                                                 $63,193      $6,524     $69,717
                                                                 -------      -------    -------
                                                                 -------      -------    -------

     Rent expense amounted to $17,419 in 1994, $14,908 in 1993 and $13,428 in 1992.

                             PITTSTON BRINK'S GROUP
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The Brink's Group incurred capital lease obligations of $1,651 in 1994, $1,059 in 1993 and $1,778 in 1992. As of December 31, 1994, the Brink's Group's obligations under capital leases were not significant.

12. EMPLOYEE BENEFIT PLANS

     The Brink's Group's businesses participate in the Company's noncontributory defined benefit pension plan covering substantially all nonunion employees who meet certain minimum requirements in addition to sponsoring certain other defined benefit plans. Benefits of most of the plans are based on salary and years of service. The Brink's Group's pension cost relating to its participation in the Company's defined benefit pension plan is actuarially determined based on its respective employees and an allocable share of the pension plan assets. The Company's policy is to fund the actuarially determined amounts necessary to provide assets sufficient to meet the benefits to be paid to plan participants in accordance with applicable regulations. The net pension expense (credit) for 1994, 1993 and 1992 for all plans is as follows:

                                                                            YEAR ENDED DECEMBER 31
                                                                       --------------------------------
                                                                         1994        1993        1992
                                                                       --------    --------    --------

Service cost -- benefits earned during year.........................   $  5,551    $  4,558    $  4,428
Interest cost on projected benefit obligation.......................      7,838       7,765       7,128
Return on assets -- actual..........................................     (1,750)    (18,726)    (11,488)
(Loss) return on assets -- deferred.................................    (10,910)      7,011        (696)
Other amortization, net.............................................       (472)       (274)     (4,000)
                                                                       --------    --------    --------
Net pension expense (credit)........................................   $    257    $    334    $ (4,628)
                                                                       --------    --------    --------
                                                                       --------    --------    --------

     The assumptions used in determining the net pension expense (credit) for the Company's major pension plan were as follows:

                                                                                1994      1993      1992
                                                                                ----      ----      ----

Interest cost on projected benefit obligation................................    7.5%      9.0%      9.0%
Expected long-term rate of return on assets..................................   10.0%     10.0%     10.0%
Rate of increase in compensation levels......................................    4.0%      5.0%      5.0%

     The funded status and prepaid pension expense at December 31, 1994 and 1993 are as follows:

                                                                                     1994        1993
                                                                                   --------    --------
Actuarial present value of accumulated benefit obligation:
     Vested.....................................................................   $ 78,344    $ 84,190
     Nonvested..................................................................      6,559       5,426
                                                                                   --------    --------
                                                                                     84,903      89,616
Benefits attributable to projected salaries.....................................     14,965      21,192
                                                                                   --------    --------
Projected benefit obligation....................................................     99,868     110,808
Plan assets at fair value.......................................................    132,736     133,813
                                                                                   --------    --------
Excess of plan assets over projected benefit obligation.........................     32,868      23,005
Unamortized initial net asset...................................................     (3,418)     (4,143)
Unrecognized experience loss....................................................        604      10,233
Unrecognized prior service cost.................................................      1,608       1,860
                                                                                   --------    --------
Net pension assets..............................................................     31,662      30,955
Current pension liability.......................................................        833         803
                                                                                   --------    --------
Deferred pension asset per balance sheet........................................   $ 32,495    $ 31,758
                                                                                   --------    --------
                                                                                   --------    --------

     For the valuation of pension obligations and the calculation of the funded status, the discount rate was 8.75% in 1994 and 7.5% in 1993. The expected long-term rate of return on assets was 10% in both years. The rate of increase in compensation levels used was 4% in 1994 and 1993.

                             PITTSTON BRINK'S GROUP
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The unrecognized initial net asset at January 1, 1986 (January 1, 1989, for certain foreign pension plans), the date of adoption of SFAS 87, has been amortized over the estimated remaining average service life of the employees. As of December 31, 1994, approximately 65% of plan assets were invested in equity securities and 35% in fixed income securities.

     The Brink's Group also provides certain postretirement health care and life insurance benefits for eligible active and retired employees in the United States and Canada.

     For the years 1994, 1993 and 1992, the components of periodic expense for these postretirement benefits were as follows:

                                                                              YEAR ENDED DECEMBER 31
                                                                             ------------------------
                                                                             1994      1993      1992
                                                                             ----      ----      ----

Service cost -- benefits earned during year...............................   $ 86      $ 70      $ 67
Interest cost on accumulated postretirement benefit obligation............    232       256       283
                                                                             ----      ----      ----
Total expense.............................................................   $318      $326      $350
                                                                             ----      ----      ----
                                                                             ----      ----      ----

     Interest costs on the accumulated postretirement benefit obligation were based upon rates of 7.5% in 1994 and 9% in 1993 and 1992.

     At December 31, 1994 and 1993, the actuarial and recorded liabilities for these postretirement benefits, none of which have been funded, were as follows:

                                                                                         1994      1993
                                                                                        ------    ------
Accumulated postretirement benefit obligation:
     Retirees........................................................................   $1,675    $1,558
     Fully eligible active plan participants.........................................      654       833
     Other active plan participants..................................................      766       983
                                                                                        ------    ------
                                                                                         3,095     3,374
Unrecognized experience gain.........................................................      477       153
                                                                                        ------    ------
Liability included on the balance sheet..............................................    3,572     3,527
Less current portion.................................................................      292       298
                                                                                        ------    ------
Noncurrent liability for postretirement health care and life insurance benefits......   $3,280    $3,229
                                                                                        ------    ------
                                                                                        ------    ------

     The accumulated postretirement benefit obligation was determined using the unit credit method and an assumed discount rate of 8.75% in 1994 and 7.5% in 1993. The postretirement benefit obligation for U.S. salaried employees does not provide for changes in health care costs since the employer's contribution to the plan is a fixed amount. The assumed health care cost trend rate used in 1994 for employees under a foreign plan was 10% grading down to 5% in the year 2001.

     A percentage point increase each year in the health care cost trend rate used would have resulted in a $10 increase in the aggregate service and interest components of expense for the year 1994, and a $66 increase in the accumulated postretirement benefit obligation at December 31, 1994.

     The Brink's Group also participates in the Company's Savings-Investment Plan to assist eligible employees in providing for retirement or other future financial needs. Employee contributions are matched at rates of 50% to 125% up to 5% of compensation (subject to certain limitations imposed by the Internal Revenue Code of 1986, as amended). Contribution expense under the plan aggregated $2,706 in 1994, $2,153 in 1993 and $2,114 in 1992.

     In May 1994, the Company's shareholders approved the Employee Stock Purchase Plan effective July 1, 1994. See the Company's consolidated financial statements and related footnotes set forth in Annex IX for information regarding the Company's Employee Stock Purchase Plan.

                             PITTSTON BRINK'S GROUP
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

13. OTHER OPERATING INCOME

     Other operating income includes the Brink's Group's share of net income in unconsolidated affiliated companies which are carried on the equity method. Amounts presented include the accounts of the following equity affiliates:

                                                                                            OWNERSHIP
                                                                                         AT DECEMBER 31
                                                                                              1994
                                                                                         ---------------

Servicio Pan Americano De Protecion, S.A. (Mexico)....................................         20.0%
Brink's Panama, S.A. .................................................................         49.0%
Brink's De Colombia S.A. .............................................................         46.5%
Brink's S.A. (France).................................................................         38.0%
Brink's Schenker, GmbH (Germany)......................................................         50.0%
Brink's Securmark S.p.A. (Italy)......................................................         24.5%
Security Services (Brink's Jordan), W.L.L. ...........................................         45.0%
Brink's-Allied Limited (Ireland)......................................................         50.0%
Brink's Ayra India Private Limited....................................................         40.0%
Brink's Pakistan (Pvt.) Limited.......................................................         49.0%
Brink's Taiwan Limited................................................................         50.0%
Brink's (Thailand) Ltd. ..............................................................         40.0%

     The following table presents summarized financial information of these companies.

                                                                        1994        1993        1992
                                                                      --------    --------    --------

Revenues...........................................................   $784,699    $688,637    $673,671
Gross profit.......................................................    147,468     140,402     126,831
Net income.........................................................     22,661      24,739      32,284

The Company's share of net income..................................   $  6,048    $  6,895    $  8,133
                                                                      --------    --------    --------
                                                                      --------    --------    --------
Current assets.....................................................   $149,367    $171,286
Noncurrent assets..................................................    291,085     225,238
Current liabilities................................................    135,824     149,482
Noncurrent liabilities.............................................    156,375     105,439
Net equity.........................................................   $148,253    $141,603

     Undistributed earnings of such companies approximated $39,673 at December 31, 1994.

14. SEGMENT INFORMATION

     Operating revenues by geographic area are as follows:

                                                                           YEAR ENDED DECEMBER 31
                                                                      --------------------------------
                                                                        1994        1993        1992
                                                                      --------    --------    --------

United States......................................................   $406,828    $356,869    $304,024
Brazil.............................................................     70,492      43,974      35,135
Other foreign......................................................    179,673     170,110     175,664
                                                                      --------    --------    --------
                                                                      $656,993    $570,953    $514,823
                                                                      --------    --------    --------
                                                                      --------    --------    --------

     The following is derived from the business segment information in the Company's consolidated financial statements as it relates to the Brink's Group. See Note 2, Related Party Transactions, for a description of the Company's policy for corporate allocations.

                             PITTSTON BRINK'S GROUP
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The Brink's Group's portion of the Company's operating profit is as follows:

                                                                             YEAR ENDED DECEMBER 31
                                                                          -----------------------------
                                                                           1994       1993       1992
                                                                          -------    -------    -------
United States..........................................................   $51,343    $43,707    $31,348
Brazil.................................................................     3,162      1,413       (327)
Other foreign..........................................................    17,637     16,288     15,784
                                                                          -------    -------    -------
Brink's Group's portion of the Company's segment operating profit......    72,142     61,408     46,805
Allocated general corporate expense....................................    (4,666)    (4,757)    (4,278)
Pension credit.........................................................     --         --         3,257
                                                                          -------    -------    -------
Operating profit.......................................................   $67,476    $56,651    $45,784
                                                                          -------    -------    -------
                                                                          -------    -------    -------

     The Brink's Group's portion of the Company's assets at year end is as follows:

                                                                             AS OF DECEMBER 31
                                                                      --------------------------------
                                                                        1994        1993        1992
                                                                      --------    --------    --------
United States......................................................   $203,364    $173,416    $153,376
Brazil.............................................................     25,843      20,780      16,739
Other foreign......................................................    155,981     145,642     142,314
                                                                      --------    --------    --------
Brink's Group's portion of the Company's assets....................    385,188     339,838     312,429
Brink's Group's portion of corporate assets........................     24,503      23,208      23,284
Deferred tax reclass...............................................     17,196      14,877      11,302
                                                                      --------    --------    --------
Total assets.......................................................   $426,887    $377,923    $347,015
                                                                      --------    --------    --------
                                                                      --------    --------    --------

     Industry segment information is as follows:

                                                                           YEAR ENDED DECEMBER 31
                                                                      --------------------------------
                                                                        1994        1993        1992
                                                                      --------    --------    --------
Revenues:
     Brink's.......................................................   $547,046    $481,904    $444,018
     BHS...........................................................    109,947      89,049      70,805
                                                                      --------    --------    --------
          Total revenues...........................................   $656,993    $570,953    $514,823
                                                                      --------    --------    --------
                                                                      --------    --------    --------
Operating Profit:
     Brink's(a)....................................................   $ 39,710    $ 35,008    $ 30,354
     BHS(b)........................................................     32,432      26,400      16,451
                                                                      --------    --------    --------
Segment operating profit...........................................     72,142      61,408      46,805
Allocated general corporate expense................................     (4,666)     (4,757)     (4,278)
Pension credit.....................................................      --          --          3,257
                                                                      --------    --------    --------
          Total operating profit...................................   $ 67,476    $ 56,651    $ 45,784
                                                                      --------    --------    --------
                                                                      --------    --------    --------

------------

 (a) Includes equity in net income of unconsolidated foreign affiliates of $6,048 in 1994, $6,895 in 1993 and $8,133 in 1992.

 (b) As of January 1, 1992, BHS elected to capitalize categories of costs not previously capitalized for home security installations to more accurately reflect subscriber installation costs. The effect of this change in accounting principle was to increase operating profit $4,137 in 1994, $4,051 in 1993 and $4,321 in 1992 (Note 4).

                             PITTSTON BRINK'S GROUP
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                           YEAR ENDED DECEMBER 31
                                                                      --------------------------------
                                                                        1994        1993        1992
                                                                      --------    --------    --------

Capital Expenditures:
     Brink's.......................................................   $ 23,963    $ 22,209    $ 22,461
     BHS...........................................................     34,071      26,409      22,855
     Allocated general corporate...................................         60          32          68
                                                                      --------    --------    --------
          Total capital expenditures...............................   $ 58,094    $ 48,650    $ 45,384
                                                                      --------    --------    --------
                                                                      --------    --------    --------
Depreciation and Amortization:
     Brink's.......................................................   $ 20,553    $ 20,150    $ 20,531
     BHS...........................................................     17,817      14,357      12,215
     Allocated general corporate expense...........................         93          89          99
                                                                      --------    --------    --------
          Total depreciation and amortization......................   $ 38,463    $ 34,596    $ 32,845
                                                                      --------    --------    --------
                                                                      --------    --------    --------
Assets at December 31:
     Brink's.......................................................   $297,816    $267,229    $246,648
     BHS...........................................................     87,372      72,609      65,781
                                                                      --------    --------    --------
Identifiable assets................................................    385,188     339,838     312,429
Allocated portion of the Company's corporate assets................     24,503      23,208      23,284
Deferred tax reclass...............................................     17,196      14,877      11,302
                                                                      --------    --------    --------
          Total assets.............................................   $426,887    $377,923    $347,015
                                                                      --------    --------    --------
                                                                      --------    --------    --------

15. CONTINGENT LIABILITIES

     Under the Coal Industry Retiree Health Benefit Act of 1992 (the 'Act'), the Company and its majority-owned subsidiaries at July 20, 1992, including the Brink's Group included in these financial statements, are jointly and severally liable with the Burlington Group and the Minerals Group for the costs of health care coverage provided for by that Act. For a description of the Act and an estimate of certain of such costs, see Note 13 to the Company's consolidated financial statements. At this time, the Company expects the Minerals Group to generate sufficient cash flow to discharge its obligations under the Act.

     In April 1990, the Company entered into a settlement agreement to resolve certain environmental claims against the Company arising from hydrocarbon contamination at a petroleum terminal facility ('Tankport') in Jersey City, New Jersey, which operations were sold in 1983. Under the settlement agreement, the Company is obligated to pay 80% of the remediation costs. Based on data available to the Company and its environmental consultants, the Company estimates its portion of the cleanup costs on an undiscounted basis using existing technologies to be between $6,700 and $14,100 over a period of up to five years. Management is unable to determine that any amount within that range is a better estimate due to a variety of uncertainties, which include the extent of the contamination at the site, the permitted technologies for remediation and the regulatory standards by which the clean-up will be conducted. The clean-up estimates have been modified in light of certain regulatory changes promulgated in December 1994.

     The Company commenced insurance coverage litigation in 1990, in the United States District Court for the District of New Jersey, seeking a declaratory judgment that all amounts payable by the Company pursuant to the Tankport obligation were reimbursable under comprehensive general liability and pollution liability policies maintained by the Company. Although the underwriters have disputed this claim, management and its legal counsel believe that recovery is probable of realization in the full amount of the claim. This conclusion is based upon, among other things, the nature of the pollution policies which were broadly designed to cover such contingent liabilities, the favorable state of the law

                             PITTSTON BRINK'S GROUP
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

in the State of New Jersey (whose laws have been found to control the interpretation of the policies), and numerous other factual considerations which support the Company's analysis of the insurance contracts and rebut the underwriters' defenses. Accordingly, there is no net liability in regard to the Tankport obligation.

16. SUPPLEMENTAL CASH FLOW INFORMATION

     For the years ended December 31, 1994, 1993 and 1992, cash payments for income taxes, net of refunds received, were $19,277, $15,595 and $8,060, respectively. For the nine months ended September 30, 1995 and 1994 (unaudited), cash payments for income taxes, net of refunds received were $13,379 and $14,394, respectively.

     For the years ended December 31, 1994, 1993 and 1992, cash payments for interest were $2,502, $2,722 and $4,597, respectively. For the nine months ended September 30, 1995 and 1994 (unaudited), cash payments for interest were $1,523 and $1,742, respectively.

17. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     Tabulated below are certain data for each quarter of 1994 and 1993.

                                                            1ST         2ND         3RD         4TH
                                                          --------    --------    --------    --------

1994 Quarters:
     Operating revenues................................   $149,569    $155,085    $171,787    $180,552
     Gross profit......................................     32,850      38,567      43,043      44,348
     Net income........................................   $  7,172    $  9,779    $ 11,576    $ 12,962
Proforma Financial Information:
     Per Pittston Brink's Group Common Share:
               Net income..............................   $    .19    $    .26    $    .31    $    .34
1993 Quarters:
     Operating revenues................................   $132,872    $139,886    $145,629    $152,566
     Gross profit......................................     30,718      33,402      34,699      38,180
     Net income........................................   $  5,749    $  8,177    $  8,513    $  9,211
Proforma Financial Information:
     Per Pittston Brink's Group Common Share:
               Net income..............................   $    .16    $    .22    $    .23    $    .25

                             PITTSTON BRINK'S GROUP
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                     OF OPERATIONS AND FINANCIAL CONDITION

     The financial statements of the Pittston Brink's Group (the 'Brink's Group') include the balance sheets, results of operations and cash flows of Brink's, Incorporated ('Brink's') and Brink's Home Security, Inc. ('BHS'), and a portion of The Pittston Company's (the 'Company') corporate assets and liabilities and related transactions which are not separately identified with operations of a specific segment.

     Upon approval of the Brink's Stock Proposal (see 'The Brink's Stock Proposal' in the Proxy Statement), the capital structure of The Pittston Company (the 'Company') will be modified to include an additional class of common stock. The outstanding shares of Pittston Services Group Common Stock ('Services Stock') will be redesignated as Pittston Brink's Group Common Stock, par value $1.00 per share ('Brink's Stock') and one-half of one share of a new class of common stock identified as Pittston Burlington Group Common Stock, par value $1.00 per share, ('Burlington Stock') will be distributed for each outstanding share of Services Stock. Holders of Pittston Minerals Group Common Stock ('Minerals Stock') will continue to be holders of such stock, which will continue to reflect the performance of the Pittston Minerals Group (the 'Minerals Group'). Brink's Stock is intended to reflect the performance of the Pittston Brink's Group (the 'Brink's Group') and Burlington Stock is intended to reflect the performance of the Pittston Burlington Group (the 'Burlington Group'). This capital structure has been reflected in these financial statements.

     The Brink's Group's financial statements are prepared using the amounts included in the Company's consolidated financial statements. Corporate allocations reflected in these financial statements are determined based upon methods which management believes to be an equitable allocation of such items. The accounting policies applicable to the preparation of the Brink's Group's financial statements may be modified or rescinded at the sole discretion of the Company's Board of Directors (the 'Board') without the approval of the shareholders, although there is no intention to do so.

     If the Brink's Stock Proposal is approved, the Company will provide to holders of Brink's Stock separate financial statements, financial reviews, descriptions of business and other relevant information for the Brink's Group in addition to consolidated financial information of the Company. Notwithstanding the attribution of assets and liabilities (including contingent liabilities) between the Minerals Group, the Burlington Group and the Brink's Group for the purpose of preparing their financial statements, this attribution and the change in the capital structure of the Company as a result of the approval of the Brink's Stock Proposal, will not result in any transfer of assets and liabilities of the Company or any of its subsidiaries. Holders of Brink's Stock will be common shareholders of the Company, which will continue to be responsible for all its liabilities. Therefore, financial developments affecting the Minerals Group, the Burlington Group or the Brink's Group that affect the Company's financial condition could affect the results of operations and financial condition of each of the Groups. Since financial developments within one group could affect other groups, all shareholders of the Company could be adversely affected by an event directly impacting only one group. Accordingly, the Company's consolidated financial statements must be read in connection with the Brink's Group's financial statements.

     The following discussion is a summary of the key factors management considers necessary in reviewing the Brink's Group's results of operations, liquidity and capital resources. This discussion should be read in conjunction with the financial statements and related notes of the Company.

RESULTS OF OPERATIONS

     Net income for the Brink's Group for the first nine months of 1995 was $36.1 million compared with $28.5 million in the first nine months of 1994. Operating profit totaled $55.1 million in the first nine months of 1995 compared with $47.7 million in the first nine months of 1994. Net income and operating profit were positively impacted by improved results from both the Brink's and BHS businesses. The first nine months of 1995 was favorably impacted by lower nonoperating and net interest expenses compared with the same period of the prior year. Revenues for the first nine months of 1995 increased $97.5 million or 20% compared with the first nine months of 1994, of which $84.3 million was from Brink's and $13.2 million was from BHS. Operating expenses and selling, general and administrative expenses for the first nine months of 1995 increased $86.7 million or 20% over the same period in 1994, of which $78.5 million was from Brink's and $8.2 million from BHS.

     Net income for the Brink's Group for 1994 was $41.5 million compared with $31.7 million for 1993. Operating profit for 1994 was $67.5 million compared with $56.7 million in 1993. Each of the segments of the Brink's Group contributed to the increase in operating profit for the current year compared with the prior year. Revenues for 1994 increased $86.0 million compared with 1993, of which $65.1 million was from Brink's and $20.9 million was from BHS. Operating expenses and selling, general and administrative expenses for 1994 increased $74.2 million, of which $59.5 million was from Brink's and $14.9 million was from BHS.

     In 1993, net income increased $7.7 million to $31.7 million from $24.0 million in 1992. Operating profit for 1993 was $56.7 million compared with $45.8 million in the prior year. Each of the segments in the Brink's Group contributed to the increase in operating profit for 1993 compared with 1992. Net income and operating profit in 1992 were positively impacted by a pension credit of $2.0 million and $3.3 million, respectively, relating to the amortization of the unrecognized initial net pension asset at the date of adoption of Statement of Financial Accounting Standards No. 87, 'Employers' Accounting for Pensions'. This credit was recognized over the estimated remaining average service life of employees since the date of adoption, which expired at the end of 1992. Revenues for 1993 increased $56.2 million compared with 1992, of which $37.9 million was from Brink's and $18.3 million was from BHS. Operating expenses and selling, general and administrative expenses for 1993 increased $40.5 million, of which $31.7 million was from Brink's, $8.3 million was from BHS and $.5 million was due to an increase in the allocation of corporate expenses.

BRINK'S

     The following is a table of selected financial data for Brink's on a comparative basis:

                                                         NINE MONTHS ENDED
                                                            SEPTEMBER 30            YEARS ENDED DECEMBER 31
                                                        --------------------    --------------------------------
                                                          1995        1994        1994        1993        1992
                                                        --------    --------    --------    --------    --------
                                                                             (IN THOUSANDS)

Revenues.............................................   $480,141    $395,827    $547,046    $481,904    $444,018
Operating expenses...................................    390,328     318,281     438,851     387,751     357,613
Selling, general and administrative..................     60,516      54,022      74,398      66,044      64,454
                                                        --------    --------    --------    --------    --------
Total costs and expenses.............................    450,844     372,303     513,249     453,795     422,067
                                                        --------    --------    --------    --------    --------
Other operating income...............................        585       3,957       5,913       6,899       8,403
                                                        --------    --------    --------    --------    --------
Operating profit.....................................   $ 29,882    $ 27,481    $ 39,710    $ 35,008    $ 30,354
                                                        --------    --------    --------    --------    --------
                                                        --------    --------    --------    --------    --------
Depreciation and amortization........................   $ 16,253    $ 15,206    $ 20,553    $ 20,150    $ 20,531
                                                        --------    --------    --------    --------    --------
                                                        --------    --------    --------    --------    --------
Cash capital expenditures............................   $ 15,710    $ 11,261    $ 22,312    $ 21,150    $ 20,683
                                                        --------    --------    --------    --------    --------
                                                        --------    --------    --------    --------    --------
Revenues:
     North America (United States and Canada)........   $278,084    $247,488    $337,641    $300,728    $271,243
     International subsidiaries......................    202,057     148,339     209,405     181,176     172,775
                                                        --------    --------    --------    --------    --------
Total revenues.......................................   $480,141    $395,827    $547,046    $481,904    $444,018
                                                        --------    --------    --------    --------    --------
                                                        --------    --------    --------    --------    --------
Operating profit:
     North America (United States and Canada)........   $ 20,752    $ 15,603    $ 23,235    $ 20,049    $ 15,800
     International operations........................      9,130      11,878      16,475      14,959      14,554
                                                        --------    --------    --------    --------    --------
Total operating profit...............................   $ 29,882    $ 27,481    $ 39,710    $ 35,008    $ 30,354
                                                        --------    --------    --------    --------    --------
                                                        --------    --------    --------    --------    --------

     Brink's operating profit increased $2.4 million to $29.9 million in the first nine months of 1995 from $27.5 million in the first nine months of 1994 with an increase in revenues of $84.3 million, partially offset by an increase in operating expenses and selling, general and administrative expenses totaling $78.5 million, and a decrease in other operating income of $3.4 million.

     Revenue from North American (United States and Canada) operations increased 12% to $278.1 million in the first nine months of 1995 from $247.5 million in the prior year period. North American operating profit increased $5.2 million to $20.8 million from $15.6 million. The increase in operating profit was largely attributable to increases in the armored car business and, to a lesser extent, increases in the diamond and jewelry and coin and currency processing businesses, partially offset by lower air courier results.

     Revenue from international subsidiaries increased $53.7 million or 36% to $202.1 million, while operating profit from international subsidiaries and minority-owned affiliates decreased $2.7 million or 23% to $9.1 million in the first nine months of 1995. The increase in revenue is primarily due to higher revenues in Brazil as well as the favorable impact of foreign currency translation. The decline in operating profit was primarily attributable to operations in Mexico. Brink's share of its Mexican affiliates' results was a $2.2 million loss in the first nine months of 1995 compared to a $2.5 million profit reported in the same period of 1994, primarily due to severance costs related to a downsizing of the workforce, high interest rates and the general economic condition in Mexico. Local management in Mexico has made substantial progress with a cost reduction program designed to restore operating profitability.

     Operating profit of Brink's increased $4.7 million to $39.7 million in 1994 from $35.0 million in 1993. An increase in revenues of $65.1 million was offset to a large extent by increases in operating expenses and selling, general and administrative expenses of $59.4 million and a decrease in other operating income of $1.0 million.

     The increase in operating profit in 1994 was largely due to North American operations. Revenue from North American operations increased $36.9 million or 12% to $337.6 million and operating profit increased $3.2 million or 16% to $23.2 million. Air courier, diamond and jewelry, armored car, automated teller machine ('ATM') servicing and coin wrapping operations each contributed to the increase in North American operating profit in 1994, while results for currency processing operations remained comparable to the prior year.

     In 1994, revenue from international subsidiaries increased $28.2 million or 16% to $209.4 million, while operating earnings from international subsidiaries and affiliates increased $1.5 million or 10% to $16.5 million compared to 1993. The most significant improvements were recorded by operations in Brazil (100% owned) and Israel (70% owned). Improvements were also recorded in the United Kingdom (100% owned), Colombia (46% owned), Hong Kong (67% owned) and the Company's international diamond and jewelry operations. Results for Holland (65% owned), France (38% owned) and Chile (60% owned) declined from the prior year. Brazil's operating profit for 1994 totaled $3.2 million compared with $1.4 million in 1993. Brazil's earnings in 1994 were augmented by the large volume of one-time special shipments of the new Brazilian currency and to a lesser extent from increased volume due to the growth of money in circulation. Results for Brazil in 1994 also included price increases obtained during the year to defray the substantially higher security costs made necessary by the dramatic increase in attacks on the armored car industry in Brazil. Brink's share of the equity in earnings from their Mexican affiliate (20% owned) of $2.8 million in 1994 was comparable to the 1993 level. These results were impacted by the local economic recession, and costs incurred to streamline the operation, including work force reductions. Results in Mexico for 1994 were not significantly impacted by the devaluation of the peso in late December 1994.

     In 1993, Brink's operating profit increased $4.6 million to $35.0 million from $30.4 million in 1992. Worldwide operating revenues increased 9% or $37.9 million to $481.9 million with increased operating expenses and selling, general and administrative expenses of $31.7 million and decreased other operating income of $1.5 million.

     A significant portion of the increase in revenues and operating profit in 1993 compared with 1992 was attributable to North American operations. Revenue from North American operations increased

$29.5 million or 11% to $300.7 million and operating profit increased $4.2 million or 27% to $20.0 million. Increases in ATM, armored car, air courier and coin wrapping results were partially offset by a decrease in currency processing results.

     Revenue from international subsidiaries increased $8.4 million or 5% to $181.2 million, while operating results for international subsidiaries and affiliates for 1993 remained comparable to 1992 results. Increased earnings from operations in Brazil were offset by decreased results from the U.K. operation and Brink's equity affiliate in Mexico. Operations in Brazil reported a $1.4 million operating profit in 1993 compared with a $.3 million operating loss in 1992. Results in the U.K. were affected by competitive price pressures, recessionary pressures and the cost of a labor settlement. Operations of Brink's equity affiliate in Mexico were affected by a recessionary economy, competitive pressures, losses from new business ventures and severance costs incurred in streamlining the work force.

BHS

     The following is a table of selected financial data for BHS on a comparative basis:

                                                         NINE MONTHS ENDED
                                                            SEPTEMBER 30            YEARS ENDED DECEMBER 31
                                                        --------------------    --------------------------------
                                                          1995        1994        1994        1993        1992
                                                        --------    --------    --------    --------    --------
                                                                         (DOLLARS IN THOUSANDS)

Revenues.............................................   $ 93,823    $ 80,614    $109,947    $ 89,049    $ 70,805
Operating expenses...................................     48,715      43,700      59,334      46,203      40,262
Selling, general and administrative..................     16,406      13,235      18,181      16,446      14,092
                                                        --------    --------    --------    --------    --------
Total costs and expenses.............................     65,121      56,935      77,515      62,649      54,354
                                                        --------    --------    --------    --------    --------
Operating profit.....................................   $ 28,702    $ 23,679    $ 32,432    $ 26,400    $ 16,451
                                                        --------    --------    --------    --------    --------
                                                        --------    --------    --------    --------    --------
Depreciation and amortization........................   $ 15,889    $ 12,747    $ 17,817    $ 14,357    $ 12,248
                                                        --------    --------    --------    --------    --------
                                                        --------    --------    --------    --------    --------
Cash capital expenditures............................   $ 31,023    $ 25,155    $ 34,071    $ 26,409    $ 22,855
                                                        --------    --------    --------    --------    --------
                                                        --------    --------    --------    --------    --------
Annualized service revenues(a).......................   $100,862    $ 82,437    $ 87,167    $ 70,887    $ 56,512
                                                        --------    --------    --------    --------    --------
                                                        --------    --------    --------    --------    --------
Number of subscribers:
     Beginning of period.............................    318,029     259,551     259,551     216,639     180,069
     Installations...................................     58,942      55,864      75,203      59,733      51,309
     Disconnects, net................................    (15,768)    (12,249)    (16,725)    (16,821)    (14,739)
                                                        --------    --------    --------    --------    --------
End of period........................................    361,203     303,166     318,029     259,551     216,639
                                                        --------    --------    --------    --------    --------
                                                        --------    --------    --------    --------    --------

------------

 (a) Annualized service revenue is calculated based on the number of subscribers at period end multiplied by the average fee per subscriber received in the last month of the period for monitoring, maintenance and related services.

                            ------------------------

     Revenues for BHS increased $13.2 million to $93.8 million in the first nine months of 1995 from $80.6 million in the first nine months of 1994. In the first nine months of 1995, operating profit increased $5 million or 21% to $28.7 million from $23.7 million in the first nine months of 1994. The increase in operating profit reflected higher monitoring revenues due to an average subscriber base that was approximately 19% higher than the same period in 1994, slightly offset by higher account servicing and administrative costs. Operating profit as a percentage of revenue increased to 31% for the first nine months of 1995 from 29% in the year earlier period also as a result of the larger average subscriber base.

     For the first nine months of 1995, BHS installed a total of approximately 58,900 new subscribers. The subscriber base totaled approximately 361,200 subscribers on September 30, 1995, a 19% increase from the September 30, 1994 level. As a result, annualized service revenues increased 22% to $100.9 million as of September 30, 1995.

     Operating profit of BHS aggregated $32.4 million in 1994 compared with $26.4 million in 1993 and $16.5 million in 1992. The $6.0 million increase in operating profit in 1994 compared with 1993 reflects increased monitoring revenues, partially offset by increased installation expenses and increased overhead costs. The $9.9 million increase in operating profit in 1993 compared with 1992 reflects increased monitoring revenues, partially offset by increases in installation expenses and servicing and overhead costs.

     The increased monitoring revenue in 1994 as in 1993 was largely attributable to an expanding subscriber base. Although total costs, including installation expenses, increased as a result of the expanding subscriber base, such growth contributed to improved economies of scale and other cost efficiencies achieved in servicing BHS's subscribers. At year-end 1994, BHS had approximately 318,000 subscribers, 47% more than the year-end 1992 subscriber base. New subscribers totaled 75,200 in 1994 and 59,700 in 1993. As a result, BHS's average subscriber base increased by 21% in 1994 and 20% in 1993 as compared with each prior year.

     As of January 1, 1992, BHS elected to capitalize categories of costs not previously capitalized for home security installations to more accurately reflect subscriber installation costs included as capitalized installation costs, which added $4.1 million to operating profit in 1994 and 1993 and $4.3 million to operating profit in 1992. The additional costs not previously capitalized consisted of costs for installation labor and related benefits for supervisory, installation scheduling, equipment testing and other support personnel (in the amount of $2.6 million in 1994 and 1993 and $2.3 million in
1992) and costs incurred in maintaining facilities and vehicles dedicated to the installation process (in the amount of $1.5 million in 1994 and 1993 and $2.0 million in 1992). The increase in the amount capitalized, while adding to current period profitability comparisons, defers recognition of expenses over the estimated useful life of the installation. The additional subscriber installation costs which are currently capitalized were expensed in prior years for subscribers in those years. Because capitalized subscriber installation costs for periods prior to January 1, 1992, were not adjusted for the change in accounting principle, installation costs for subscribers in those years will continue to be depreciated based on the lesser amounts capitalized in those periods. Consequently, depreciation of capitalized subscriber installation costs in the current year and until such capitalized costs prior to January 1, 1992, are fully depreciated will be less than if such prior periods' capitalized costs had been adjusted for the change in accounting. However, the Company believes the effect on net income in 1994, 1993 and in 1992 was immaterial. While the amounts of the costs incurred which are capitalized vary based on current market and operating conditions, the types of such costs which are currently capitalized will not change. The change in the amount capitalized has no additional effect on current or future cash flows or liquidity.

FOREIGN OPERATIONS

     A portion of the Brink's Group's financial results is derived from activities in several foreign countries, each with a local currency other than the U.S. dollar. Because the financial results of the Brink's Group are reported in U.S. dollars, they are affected by the changes in the value of the various foreign currencies in relation to the U.S. dollar. The Brink's Group's international activity is not concentrated in any single currency, which limits the risks of foreign currency rate fluctuation. In addition, these rate fluctuations may adversely affect transactions which are denominated in currencies other than the functional currency. The Brink's Group routinely enters into such transactions in the normal course of its business. Although the diversity of its foreign operations limits the risks associated with such transactions, the Company, on behalf of the Brink's Group, uses foreign currency forward contracts to hedge the risk associated with certain transactions denominated in currencies other than the functional currency. Realized and unrealized gains and losses on these contracts are deferred and recognized as part of the specific transaction hedged. In addition, cumulative translation adjustments relating to operations in countries with highly inflationary economies are included in net income, along with all transaction gains or losses for the period. A subsidiary in Brazil operates in such a highly inflationary economy.

     Additionally, the Brink's Group is subject to other risks customarily associated with doing business in foreign countries, including economic conditions, controls on repatriation of earnings and capital, nationalization, expropriation and other forms of restrictive action by local governments. The future effects, if any, of such risks on the Brink's Group cannot be predicted.

CORPORATE EXPENSES

     A portion of the Company's corporate general and administrative expenses and other shared services has been allocated to the Brink's Group based upon utilization and other methods and criteria which management believes to be equitable and a reasonable estimate of the cost attributable to the Brink's Group. These allocations were $3.5 million in the first nine months of 1995 and 1994, and $4.7 million, $4.8 million and $4.3 million in 1994, 1993 and 1992, respectively.

OTHER OPERATING INCOME

     Other operating income decreased $3.4 million to $.6 million in the first nine months of 1995 from $4.0 million in the first nine months of 1994. Other operating income decreased $1.0 million to $5.9 million in 1994 from $6.9 million in 1993 and decreased $1.5 million in 1993 from $8.4 million in 1992. Other operating income principally includes the equity earnings of foreign affiliates. These earnings, which were attributable to equity affiliates of Brink's, amounted to $.1 million and $4.2 million in the first nine months of 1995 and 1994, respectively, and $6.0 million, $6.9 million and $8.1 million 1994, 1993 and 1992, respectively. The decrease in the first nine months of 1995 compared with the same period a year ago was due in large part to the $4.7 million decrease in Brink's share of earnings from its affiliate in Mexico.

INTEREST EXPENSE

     Interest expense for 1994 decreased $.3 million to $2.4 million from $2.7 million and in 1993 interest expense decreased $1.4 million from $4.1 million a year earlier.

OTHER INCOME (EXPENSE), NET

     Other net expense improved by $.1 million to a net expense of $2.5 million in the first nine months of 1995 from a net expense of $2.6 million in the first nine months of 1994. In 1994, other net expense decreased by $.9 million to a net expense of $3.1 million in 1994 from $4.0 million in 1993. In 1993, other net expense improved by $1.6 million from $5.6 million in 1992. Changes for the comparable periods were largely due to fluctuations in foreign translation losses.

INCOME TAXES

     In 1994 the provision for income taxes approximated the statutory federal income tax rate of 35% primarily due to provisions for state income taxes and other items, offset by lower taxes on foreign income. In 1993 and 1992, the provision for income taxes exceeded the statutory federal income tax rate of 35% in 1993 and 34% in 1992 primarily because of provisions for state income taxes and other items.

FINANCIAL CONDITION

     A portion of the Company's corporate assets and liabilities has been attributed to the Brink's Group based upon utilization of the shared services from which assets and liabilities are generated, which management believes to be equitable and a reasonable estimate of the cost attributable to the Brink's Group.

     Corporate assets which were allocated to the Brink's Group consisted primarily of pension assets and deferred income taxes and amounted to $41.7 million and $38.1 million at December 31, 1994 and 1993, respectively.

CASH FLOW PROVIDED BY OPERATING ACTIVITIES

     Cash provided by operating activities during the first nine months of 1995 totaled $62.1 million compared with $51.4 million in the first nine months of 1994. Increased net income and noncash charges were only partially offset by increased requirements for working capital.

     Cash provided by operating activities totaled $83.5 million in 1994, increasing from $65.2 million in 1993. The net increase in 1994 compared with 1993 was largely due to the increase in net income for the current year. Cash generated from operations exceeded cash requirements for investing and financing activities including $5.7 million loaned to the Minerals Group and, as a result, cash and cash equivalents increased $3.2 million during 1994 to a year-end total of $20.2 million.

CAPITAL EXPENDITURES

     Cash capital expenditures for the first nine months of 1995 totaled $46.8 million, of which $31.0 million was spent by BHS and $15.7 million was spent by Brink's. For the full year 1995, capital expenditures are projected to approximate $70 million. Cash capital expenditures totaled $56.4 million in 1994. An additional $16.4 million of expenditures were made for the year 1994 through capital and operating leases. As in the first nine months of 1995, a substantial portion of the Brink's Group's total cash capital expenditures in 1994 was attributable to BHS customer installations representing expansion of the subscriber base. Of the total cash capital expenditures in 1994, $34.0 million or 60% related to these costs. Capital expenditures made by Brink's during the first nine months of 1995 as well as for the year 1994 were primarily for replacement and maintenance of current ongoing business operations.

     Cash capital expenditures for the first nine months of 1995 and for the year 1994 were funded by cash flow from operating activities, with any shortfalls financed through the Company by borrowings under its revolving credit agreements or short-term borrowing arrangements, which were thereby attributed to the Brink's Group.

FINANCING

     Gross capital expenditures in 1995 are currently expected to increase over 1994 levels. The increase is expected to result largely from expenditures at BHS resulting from continued expansion of the subscriber base. Capital expenditures in 1996 are estimated to increase compared to the 1995 levels to approximately $90 million. These expenditures will be primarily for BHS customer installations and, to a lesser extent, for maintenance and replacement, when necessary, of current business operations. The Brink's Group intends to fund such expenditures through cash flow from operating activities or through operating leases if the latter are financially attractive. Any shortfalls will be financed through the Company's revolving credit agreements or short-term borrowing arrangements or borrowings from the Burlington Group or the Minerals Group.

     In March 1994, the Company entered into a $350 million credit agreement with a syndicate of banks (the 'New Facility'), replacing the Company's previously existing $250 million of revolving credit agreements. The New Facility includes a $100 million term loan, which matures in May 2000. The New Facility also permits additional borrowings, repayments and reborrowings of up to an aggregate of $250 million until May 2000. Interest on borrowings under the New Facility is payable at rates based on prime, certificate of deposit, Eurodollar or money market rates. At September 30, 1995 and December 31, 1994, borrowings of $100 million were outstanding under the term loan portion of the New Facility. Additional borrowings outstanding under the remainder of the facility totaled $7.0 million and $9.4 million at September 30, 1995 and December 31, 1994, respectively. No portion of the total amount outstanding under the New Facility at September 30, 1995 or at December 31, 1994 was attributed to the Brink's Group.

     Under the terms of some of its debt instruments, the Company has agreed to various restrictions relating to the payment of dividends, the repurchase of capital stock, the maintenance of consolidated net worth, and the amount of additional funded debt which may be incurred. Allowable restricted payments for dividends and stock repurchases aggregated $225 million at September 30, 1995. Under the terms of the New Facility the Company has agreed to maintain at least $300 million of Consolidated

Net Worth, as defined, and can incur additional indebtedness of approximately $400 million as of September 30, 1995.

DEBT

     Total debt outstanding for the Brink's Group amounted to $16.3 million at September 30, 1995 and $17.8 million at year-end 1994. At September 30, 1995 and December 31, 1994, no portion of such debt was payable to either the Burlington Group or the Minerals Group. During 1994, cash generated from operations exceeded requirements for investing activities and as a result, net debt repayments totaled $10.1 million.

RELATED PARTY TRANSACTIONS

     At September 30, 1995, the Minerals Group owed the Brink's Group $15.6 million, an increase of $9.9 million from the $5.7 million owed at December 31, 1994.

     At September 30, 1995, the Brink's Group owed the Minerals Group $21.0 million for tax benefits, of which $7.0 million is expected to be paid within one year.

CONTINGENT LIABILITIES

     Under the Coal Industry Retiree Health Benefit Act of 1992 (the 'Health Benefit Act'), the Company and its majority-owned subsidiaries at July 20, 1992, including the Brink's Group are jointly and severally liable with the Minerals Group and the Burlington Group for the costs of health care coverage provided for by that Act. For a description of the Health Benefit Act and a calculation of certain of such costs, see Note 13 to the Company's consolidated financial statements. At this time, the Company expects the Minerals Group to generate sufficient cash flow to discharge its obligations under the Act.

     In April 1990, the Company entered into a settlement agreement to resolve certain environmental claims against the Company arising from hydrocarbon contamination at a petroleum terminal facility ('Tankport') in Jersey City, New Jersey, which operations were sold in 1983. Under the settlement agreement, the Company is obligated to pay 80% of the remediation costs. Based on data available to the Company and its environmental consultants, the Company estimates its portion of the cleanup costs on an undiscounted basis using existing technologies to be between $6.7 million and $14.1 million over a period of up to five years. Management is unable to determine that any amount within that range is a better estimate due to a variety of uncertainties, which include the extent of the contamination at the site, the permitted technologies for remediation and the regulatory standards by which the cleanup will be conducted. The cleanup estimates have been modified in light of certain regulatory changes promulgated in December 1994.


     The Company commenced insurance coverage litigation in 1990, in the United States District Court for the District of New Jersey, seeking a declaratory judgment that all amounts payable by the Company pursuant to the Tankport obligation were reimbursable under comprehensive general liability and pollution liability policies maintained by the Company. In August 1995 the District Court ruled on various Motions for Summary Judgement. In its decision, the Court found favorably for the Company on several matters relating to the comprehensive general liability policies but concluded that the pollution liability policies did not contain pollution coverage for the types of claims associated with the Tankport site. Management and its outside legal counsel continue to believe, however, that recovery of a substantial portion of the cleanup costs will ultimately be probable of realization. Accordingly, management is revising its earlier belief that there is no net liability for the Tankport obligation, and it is the Company's belief that, based on estimates of potential liability and probable realization of insurance recoveries, the Company would be liable for approximately $1.4 million based on the Court's decision and related developments of New Jersey law.

DIVIDENDS

     The Board intends to declare and pay dividends on Brink's Stock based on the earnings, financial condition, cash flow and business requirements of the Brink's Group. Since the Company remains subject to Virginia law limitations on dividends and to dividend restrictions in its public debt and bank credit agreements, losses by the Minerals Group or the Burlington Group could affect the Company's ability to pay dividends in respect of stock relating to the Brink's Group.

     In January 1994, the Company issued 161,000 shares or $80.5 million of a new series of convertible preferred stock, which is convertible into Minerals Stock, to finance a portion of a coal acquisition. While the issuance of the preferred stock had no effect on the capitalization of the Brink's Group, annual cumulative dividends of $31.25 per share of convertible preferred stock are payable quarterly, in cash, out of all funds of the Company legally available therefore, when, as and if declared by the Board, which commenced March 1, 1994. Such stock also bears a liquidation preference of $500 per share plus an amount equal to accrued and unpaid dividends thereon.

PENDING ACCOUNTING CHANGE

     The Brink's Group is required to implement a new accounting standard for long-lived assets -- Statement of Financial Accounting Standards ('SFAS') No. 121 -- in 1996. SFAS No. 121 requires companies to utilize a two-step approach to determining whether impairment of long-lived assets has occurred and, if so, the amount of such impairment. The Brink's Group has not yet determined the effect of adopting SFAS No. 121.

                                                                        ANNEX VI

                           PITTSTON BURLINGTON GROUP

DESCRIPTION OF BUSINESS

     Pittston Burlington Group (the 'Burlington Group') consists of the air freight and logistics management services of Burlington Air Express Inc. ('Burlington'), a wholly owned subsidiary of The Pittston Company ('Pittston' or the 'Company'). Activities relating to the air freight and logistics management services business are carried on by Burlington. The information set forth herein is as of September 30, 1995 except where an earlier or later date is expressly stated.

                                   BURLINGTON

GENERAL

     Burlington is primarily engaged in North American overnight and international time definite air and sea transportation, freight forwarding and logistics management services and international customs brokerage. In conducting its forwarding business, Burlington generally picks up or receives freight shipments from its customers, consolidates the freight of various customers into shipments for common destinations, arranges for the transportation of the consolidated freight to such destinations (using either commercial carriers or, in the case of most of its domestic and Canadian shipments, its own aircraft fleet and hub sorting facility) and, at the destinations, distributes the consolidated shipments and effects delivery to consignees. In international shipments, Burlington also frequently acts as customs broker facilitating the clearance of goods through customs at international points of entry. Burlington provides transportation customers with logistics services and operates warehouse and distribution facilities in several countries.

     Burlington specializes in highly customized global freight forwarding and logistics services. It has concentrated on providing service to customers with significant logistics needs, such as manufacturers of computer and electronics equipment. Burlington offers its customers a variety of service and pricing alternatives for their shipments, such as overnight delivery or second-day delivery in North America. Worldwide, a variety of ancillary services, such as, shipment tracking, inventory control and management reports are also provided. Internationally, Burlington offers a similar variety of services with ocean, door-to-door delivery and standard and expedited air freight services.

     Burlington provides air freight service to all major United States cities as well as most foreign countries through its network of company-operated stations and agent locations in 117 countries. Burlington markets its services primarily through its direct sales force and also employs other marketing methods, including print media advertising and direct mail campaigns. The pickup and delivery of freight are accomplished principally by independent contractors.

     Burlington's computer system, ARGUS+'c', is a satellite-based, worldwide communications system which, among other things, provides continuous worldwide tracking and tracing of shipments and various data for management information reports, enabling customers to improve efficiency and control costs. Burlington also utilizes an image processing system to centralize airbill and related document storage in Burlington's computer for automated retrieval by any Burlington office. Burlington is in the process of developing a positive tracking system that will utilize bar code technology and hand-held scanners.

     Burlington's air freight business has tended to be seasonal, with a significantly higher volume of shipments generally experienced during March, June and the period August through November than during the other periods of the year. The lowest volume of shipments has generally occurred in January and February.

AIRCRAFT OPERATIONS

     Burlington utilizes a fleet of 34 leased aircraft providing regularly scheduled service throughout the United States and certain destinations in Canada from its freight sorting hub in Toledo, Ohio. Burlington's fleet is also used for charters and to serve other international markets from time to time. The fleet and hub are primarily dedicated to providing reliable next-day service for domestic and Canadian air cargo customers. At September 30, 1995, Burlington utilized 15 DC8's (including ten DC8-71 aircraft) and two B727's under leases for terms expiring between 1995 and 1999. Seventeen additional cargo aircraft including two DC8-71 and six B727-200 aircraft were under lease at September 30, 1995, for terms of less than two years. Based on the current state of the aircraft leasing market, Burlington believes that it should be able to renew these leases or enter into new leases on terms reasonably comparable to those currently in effect. Pittston has guaranteed Burlington's obligations under certain of these leases covering six aircraft. The actual operation and routine maintenance of the aircraft leased by Burlington is contracted out, normally for two- to three-year terms, to federally certificated operators which supply the pilots and other flight services.

     The nightly lift capacity in operation at September 30, 1995, was approximately 2.4 million pounds, calculated on an average freight density of
7.5 pounds per cubic foot. Burlington's nightly lift capacity varies depending upon the number and type of planes operated by Burlington at any particular time. Including trucking capacity available to Burlington, the aggregate cargo capacity through the hub at September 30, 1995, was approximately 3.3 million pounds.

     Under its aircraft leases, Burlington is generally responsible for all the costs of operating and maintaining the aircraft, including any special maintenance or modifications which may be required by Federal Aviation Administration ('FAA') regulations or orders. See 'Government Regulation' below. In 1994, Burlington spent approximately $15 million on routine heavy maintenance of its aircraft fleet. Burlington has made provision in its financial statements for the expected costs associated with aircraft operations and maintenance which it believes to be adequate; however, unanticipated maintenance costs or required aircraft modifications could adversely affect Burlington's profitability.

     The average airframe age of the fleet leased by Burlington under leases with terms longer than two years is 28 years, although factors other than age, such as cycles (i.e., numbers of takeoffs and landings) can have a significant impact on an aircraft's serviceability. Generally, cargo aircraft tend to have fewer cycles than passenger aircraft over comparable time periods because they have fewer flights per day and longer flight segments.

     Fuel costs are a significant element of the total costs of operating Burlington's aircraft fleet. For each one cent per gallon increase or decrease in the price of jet fuel, Burlington's airline operating costs may increase or decrease approximately $60,000 per month. In order to protect against price increases in jet fuel, from time to time Burlington enters into hedging and other agreements, including swap contracts and options.

     Fuel prices are subject to the world, as well as local, market conditions. It is not possible to predict the impact of future conditions on fuel prices and fuel availability. Competition in the airfreight industry is such that no assurance can be given that any future increases in fuel costs (including taxes relating thereto) will be recoverable in whole or in part from customers.

     Burlington has a lease expiring in October 2013 with the Toledo-Lucas County Port Authority covering its freight sorting hub and related facilities (the 'Hub') at Toledo Express Airport in Ohio. The Hub consists of various facilities, including a technologically advanced material handling system which is capable of sorting approximately one million pounds of freight per hour.

CUSTOMERS

     Burlington's domestic and foreign customer base includes thousands of industrial and commercial shippers, both large and small. Burlington's customer base includes major companies in the automotive, computer, electronics, fashion, pharmaceutical and other industries where rapid delivery of high-value products is required. In 1994, Burlington's largest single customer accounted for less than 3% of its total worldwide revenues. Burlington does not have long-term, noncancellable contracts with any of its customers.

COMPETITION

     The air and sea freight forwarding and logistics industry has been and is expected to remain highly competitive. The principal competitive factors in both domestic and international markets are price, the ability to provide consistently fast and reliable delivery of shipments and the ability to provide ancillary services such as warehousing, distribution, shipment tracking and sophisticated information systems and reports. There is aggressive price competition in the domestic air freight market, particularly for the business of high volume shippers. Burlington competes with other integrated air freight companies that operate their own aircraft, as well as with air freight forwarders, express delivery services, passenger airlines and other transportation companies. Domestically, Burlington also competes with package delivery services provided by ground transportation companies, including trucking firms and surface freight forwarders, which offer specialized overnight services within limited geographical areas. As a freight forwarder to, from and within international markets, Burlington also competes with government-owned or subsidized passenger airlines and ocean shipping companies. In logistics services, Burlington competes with many third party logistics providers.

GOVERNMENT REGULATION

     The air transportation industry is subject to Federal regulation under the Federal Aviation Act of 1958, as amended, and pursuant to that statute, the Department of Transportation ('DOT') may exercise regulatory authority over Burlington. Although Burlington itself is exempt from most DOT economic regulations because it is an air freight forwarder, the operation of its aircraft is subject directly or indirectly to FAA airworthiness directives and other safety regulations and its Toledo, Ohio, hub operations are directly affected by the FAA.

     Federal statutes authorize the FAA, with the assistance of the Environmental Protection Agency ('EPA'), to establish aircraft noise standards. Under the National Emissions Standards Act of 1967, as amended by the Clean Air Act Amendments of 1970, and the Airport Noise and Capacity Act of 1990 (the 'Noise Act'), the administrator of the EPA is authorized to issue regulations setting forth standards for aircraft emissions. Although the Federal government generally regulates aircraft noise, local airport operators may, under certain circumstances, regulate airport operations based on aircraft noise considerations. If airport operators were to restrict arrivals or departures during certain nighttime hours to reduce or eliminate air traffic noise for surrounding home areas at airports where Burlington's activities are centered, Burlington would be required to serve those airports with Stage III equipment.

     The Noise Act requires that aircraft not complying with Stage III noise limits be phased out by December 31, 1999. The Secretary of Transportation may grant a waiver if it is in the public interest and if the carrier has at least 85% of its aircraft in compliance with Stage III noise levels by July 1, 1999, and has a plan with firm orders to make all of its aircraft comply with such noise levels not later than December 31, 2003. No waiver may permit the operation of Stage II aircraft in the United States after December 31, 2003.

     The Noise Act requires the FAA to promulgate regulations setting forth a schedule for the gradual phase-out of Stage II aircraft. The FAA has adopted rules requiring each 'U.S. operator' to reduce the number of its Stage II aircraft by 25% by the end of 1994, by 50% by the end of 1996, and by 75% by the end of 1998.

     The Noise Act imposes certain conditions and limitations on an airport's right to impose new noise or access restrictions on Stage II and Stage III aircraft but exempts present and certain proposed regulations from those requirements.

     Twelve  of the  17 aircraft  in Burlington's  fleet held  under longer term leases now comply with the Stage III limits. Through 1999, Burlington anticipates either modifying or hush-kitting two DC8-63 aircraft which currently do not comply with Stage III limits, leasing additional aircraft that do not meet Stage III limits and hush-kitting such planes as required, or acquiring aircraft that meet Stage III noise standards. Burlington projects that the cost of modifying or hush-kitting the remaining aircraft with remaining lease terms of more than two years in its fleet would range from $5 million to $10 million in the aggregate. In the event that additional expenditures would be required or costs were to be incurred at a rate faster than expected, Burlington could be adversely affected. Ten of the DC8 cargo aircraft leased by Burlington have been re-engined with CFM 56-2C1 engines which comply with Stage III noise standards.

     Ground transportation and logistics services provided by Burlington are generally exempt from regulation by the Interstate Commerce Commission. Burlington, however, is subject to various other requirements and regulations in connection with the operation of its motor vehicles, including certain safety regulations promulgated by DOT and state agencies.

INTERNATIONAL OPERATIONS

     Burlington's international operations accounted for approximately 53% of its revenues in 1994. Included in international operations are export shipments from the United States.

     Burlington is continuing to develop import/export and logistics business between shippers and consignees in countries other than the United States. Burlington currently serves most foreign countries, 117 of which are served by Burlington's network of company-operated stations and agent locations. Burlington has agents and sales representatives in many overseas locations, although such agents and representatives are not subject to long-term, noncancellable contracts.

     A significant portion of Burlington's financial results is derived from activities in several foreign countries, each with a local currency other than the U.S. dollar. Because the financial results of Burlington are reported in
U.S. dollars, they are affected by the changes in the value of the various foreign currencies in relation to the U.S. dollar. Burlington's international activity is not concentrated in any single currency, which limits the risks of foreign rate fluctuation. In addition, foreign currency rate fluctuations may adversely affect transactions which are denominated in currencies other than the functional currency. Burlington routinely enters into such transactions in the normal course of its business. Although the diversity of its foreign operations limits the risks associated with such transactions, Burlington uses foreign exchange forward contracts to hedge the risk associated with certain transactions denominated in currencies other than the functional currency. In addition, Burlington is subject to the risks customarily attendant upon operations owned by United States companies in countries outside the United States, including local economic conditions, controls on repatriation of earnings and capital, nationalization, expropriation and other forms of restrictive action by local governments. The future effects of such risks on Burlington cannot be predicted.

EMPLOYEE RELATIONS

     Burlington and its subsidiaries have approximately 6,500 employees worldwide, of whom about 1,500 are classified as part-time. Approximately 175 of these employees (principally customer service, clerical and/or dock workers) in Burlington's stations at John F. Kennedy Airport, New York; Secaucus, New Jersey; Minneapolis, Minnesota; and Toronto, Canada are represented by labor unions, which in most cases are affiliated with the International Brotherhood of Teamsters. The collective bargaining agreements covering such employees expire at various times in 1995 and 1996. Burlington has not experienced any strike or work stoppage in 1995 to date and considers its employee relations satisfactory.

     Substantially all of Burlington's cartage operations are conducted by independent contractors, and the flight crews for its aircraft are employees of the independent airline companies which operate such aircraft.

PROPERTIES

     Burlington operates 258 (113 domestic and 145 international) stations with Burlington personnel, and has agency agreements at an additional 230 (57 domestic and 173 international) stations. These stations are located near primary shipping areas, generally at or near airports. Burlington-operated stations, which generally include office space and warehousing facilities, are located in 47 states and Puerto Rico. Burlington-operated facilities are located in 26 countries. Most stations serve not only the city in which they are located, but also nearby cities and towns. Nearly all Burlington-operated stations are held under lease. The Hub in Toledo, Ohio, is held under a lease expiring in 2013, with rights of renewal for three five-year periods. Other facilities, including the corporate headquarters in Irvine, California, are held under leases having terms of one to ten years.

     Burlington owns or leases, in the United States and Canada, a fleet of approximately 230 automobiles as well as 166 vans and trucks utilized in station work or for hauling freight between airport facilities and Burlington's stations.

                     THE PITTSTON COMPANY AND SUBSIDIARIES
                      MATTERS RELATED TO FORMER OPERATIONS

     In April 1990, the Company entered into a settlement agreement to resolve certain environmental claims against the Company arising from hydrocarbon contamination at a petroleum terminal facility ('Tankport') in Jersey City, New Jersey, which operations were sold in 1983. Under the settlement agreement the Company is obligated to pay for 80% of the remediation costs. Based on data available to the Company and its environmental consultants, the Company estimates its portion of the clean up costs, on an undiscounted basis, using existing technologies to be between $6.7 million and $14.1 million over a period of up to five years. Management is unable to determine that any amount within that range is a better estimate due to a variety of uncertainties, which include the extent of the contamination at the site, the permitted technologies for remediation and the regulatory standards by which the clean up will be conducted. The clean up estimates have been modified in light of certain regulatory changes promulgated in December 1994.


     The Company commenced insurance coverage litigation in 1990, in the United States District Court for the District of New Jersey, seeking a declaratory judgement that all amounts payable by the Company pursuant to the Tankport obligation were reimbursable under comprehensive general liability and pollution liability policies maintained by the Company. In August 1995 the District Court ruled on various Motions for Summary Judgement. In its decision, the Court found favorably for the Company on several matters relating to the comprehensive general liability policies but concluded that the pollution liability policies did not contain pollution coverage for the types of claims associated with the Tankport site. Management and its outside legal counsel continue to believe, however, that recovery of a substantial portion of the cleanup costs will ultimately be probable of realization. Accordingly, management is revising its earlier belief that there is no net liability for the Tankport obligation, and it is the Company's belief that, based on estimates of potential liability and probable realization of insurance recoveries, the Company would be liable for approximately $1.4 million based on the Court's decision and related developments of New Jersey law.

--------------------------------------------------------------------------------
                                                                   ANNEX VII

                           PITTSTON BURLINGTON GROUP
                             Financial Information

                                                                       ANNEX VII

                           PITTSTON BURLINGTON GROUP
                         INDEX TO FINANCIAL INFORMATION

     If the Brink's Stock Proposal is approved, The Pittston Company (the 'Company') will provide to holders of Pittston Burlington Common Stock ('Burlington Stock') separate financial statements, financial review, descriptions of business and other relevant information for the Pittston Burlington Group (the 'Burlington Group'). Notwithstanding the attribution of assets and liabilities (including contingent liabilities) among the Pittston Minerals Group (the 'Minerals Group'), the Pittston Brink's Group (the 'Brink's Group') and the Burlington Group for the purpose of preparing their respective historical and future financial statements, this attribution and the change in the capital structure of the Company contemplated by the Brink's Stock Proposal will not affect legal title to such assets or responsibility for such liabilities for the Company or any of its subsidiaries. Holders of Burlington Stock will be common shareholders of the Company, which will continue to be responsible for all of its liabilities. Financial impacts arising from one group that affect the Company's financial condition could affect the results of operations and financial condition of each of the groups. Accordingly, the Company's consolidated financial statements must be read in connection with the Burlington Group's financial statements.

     Under the Brink's Stock Proposal, dividends to be paid to holders of Burlington Stock will be limited to funds of the Company legally available for the payment of dividends. Amounts available for dividends may be further limited by covenants in the Company's public debt indentures and bank credit agreements. See the Company's consolidated financial statements and related footnotes set forth in Annex IX. Subject to these limitations, the Company's Board of Directors (the 'Board'), although there is no requirement to do so, intends to declare and pay dividends on the Burlington Stock based primarily on the earnings, financial condition, cash flow and business requirements of the Burlington Group.

     The accounting policies applicable to the preparation of the financial statements of the Burlington Group may be modified or rescinded at the sole discretion of the Board without approval of shareholders, although there is no intention to do so.

                                                                                                            PAGE
                                                                                                           ------

Financial Statements:
     Independent Auditors' Report.......................................................................    VII-2
     Balance Sheets.....................................................................................    VII-3
     Statements of Operations...........................................................................    VII-4
     Statements of Cash Flows...........................................................................    VII-5
     Notes to Financial Statements......................................................................    VII-6
     Management's Discussion and Analysis of Results of Operations and Financial Condition..............   VII-23

                                     VII-1

                           PITTSTON BURLINGTON GROUP
                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
THE PITTSTON COMPANY

     We have audited the accompanying balance sheets of Pittston Burlington Group (as described in Note 1) as of December 31, 1994 and 1993, and the related statements of operations and cash flows for each of the years in the three-year period ended December 31, 1994. These financial statements are the responsibility of The Pittston Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements of Pittston Burlington Group present fairly, in all material respects, the financial position of Pittston Burlington Group as of December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

     As more fully discussed in Note 1, the financial statements of Pittston Burlington Group should be read in connection with the audited consolidated financial statements of The Pittston Company and subsidiaries.

KPMG PEAT MARWICK LLP
Stamford, Connecticut

September 29, 1995

                                     VII-2

                           PITTSTON BURLINGTON GROUP
                                 BALANCE SHEETS


                                                                                                 DECEMBER 31
                                                                             SEPTEMBER 30    --------------------
                                                                                 1995          1994        1993
                                                                             ------------    --------    --------
                                                                             (UNAUDITED)
                                                                                    (DOLLARS IN THOUSANDS)

                                  ASSETS
Current assets:
Cash and cash equivalents.................................................     $ 17,754      $ 18,384    $ 13,255
Accounts receivable:
     Trade................................................................      220,522       180,024     139,622
     Other................................................................       14,492         8,791       6,637
                                                                               --------      --------    --------
                                                                                235,014       188,815     146,259
     Less estimated amount uncollectible..................................       10,781        10,475       9,949
                                                                               --------      --------    --------
                                                                                224,233       178,340     136,310
Receivable -- Pittston Minerals Group (Note 2)............................       24,719        31,465       --
Inventories...............................................................        1,823         2,035       1,793
Prepaid expenses..........................................................       14,362         9,290      12,912
Deferred income taxes (Note 7)............................................       10,837        11,655      11,473
                                                                               --------      --------    --------
Total current assets......................................................      293,728       251,169     175,743
Property, plant and equipment, at cost (Note 4)...........................      120,725        95,053      79,457
     Less accumulated depreciation and amortization.......................       54,639        50,611      48,357
                                                                               --------      --------    --------
                                                                                 66,086        44,442      31,100
Intangibles, net of amortization (Notes 5 and 10).........................      181,958       180,686     186,332
Deferred pension assets (Note 12).........................................       10,565        10,655      10,667
Deferred income taxes (Note 7)............................................       12,640         9,050       3,488
Other assets..............................................................       17,349        25,514      24,906
                                                                               --------      --------    --------
Total assets..............................................................     $582,326      $521,516    $432,236
                                                                               --------      --------    --------
                                                                               --------      --------    --------
                   LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
Short-term borrowings.....................................................     $ 23,612      $  8,779    $  3,611
Current maturities of long-term debt (Note 8).............................        2,057           938         568
Accounts payable..........................................................      160,651       149,290     107,982
Payable -- Pittston Minerals Group (Note 2)...............................       --             --         17,098
Accrued liabilities:
     Taxes................................................................        9,113        10,389       9,875
     Workers' compensation and other claims...............................        3,465         4,185       4,076
     Miscellaneous........................................................       53,909        44,944      29,131
                                                                               --------      --------    --------
                                                                                 66,487        59,518      43,082
                                                                               --------      --------    --------
Total current liabilities.................................................      252,807       218,525     172,341
Long-term debt, less current maturities (Note 8)..........................       50,733        41,906      45,460
Postretirement benefits other than pensions (Note 12).....................        2,622         2,481       1,573
Deferred income taxes (Note 7)............................................        1,642         1,572       1,174
Payable -- Pittston Minerals Group (Note 2)...............................        5,236        10,436       4,488
Other liabilities.........................................................        7,505         5,716       4,050
Commitments and contingent liabilities (Notes 8, 11, and 14)
Shareholder's equity (Note 3).............................................      261,781       240,880     203,150
                                                                               --------      --------    --------
Total liabilities and shareholder's equity................................     $582,326      $521,516    $432,236
                                                                               --------      --------    --------
                                                                               --------      --------    --------

                See accompanying notes to financial statements.

                                     VII-3

                           PITTSTON BURLINGTON GROUP
                            STATEMENTS OF OPERATIONS

                                                      NINE MONTHS ENDED
                                                         SEPTEMBER 30               YEAR ENDED DECEMBER 31
                                                    ----------------------    ----------------------------------
                                                       1995         1994         1994         1993        1992
                                                    ----------    --------    ----------    --------    --------
                                                         (UNAUDITED)
                                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Operating revenue................................   $1,031,687    $875,675    $1,215,284    $998,079    $900,347
                                                    ----------    --------    ----------    --------    --------
Costs and expenses:
     Operating expenses..........................      907,696     749,857     1,043,895     865,587     789,354
     Selling, general and administrative
       expenses..................................       89,444      79,437       110,036     102,089     102,091
     Pension credit (Note 12)....................       --           --           --           --           (790)
                                                    ----------    --------    ----------    --------    --------
          Total costs and expenses...............      997,140     829,294     1,153,931     967,676     890,655
                                                    ----------    --------    ----------    --------    --------
Other operating income...........................        1,833       2,157         3,206       2,811       1,938
                                                    ----------    --------    ----------    --------    --------
Operating profit.................................       36,380      48,538        64,559      33,214      11,630
Interest income..................................        3,014       1,125         2,127         901         788
Interest expense (Note 2)........................       (3,461)     (2,938)       (3,847)     (6,103)     (3,479)
Other income (expense), net......................         (862)     (1,535)       (1,629)        (97)       (359)
                                                    ----------    --------    ----------    --------    --------
Income before income taxes.......................       35,071      45,190        61,210      27,915       8,580
Provision for income taxes (Note 7)..............       12,489      16,904        22,854      12,439       5,256
                                                    ----------    --------    ----------    --------    --------
          Net income.............................   $   22,582    $ 28,286    $   38,356    $ 15,476    $  3,324
                                                    ----------    --------    ----------    --------    --------
                                                    ----------    --------    ----------    --------    --------
Proforma Financial Information (unaudited) (Note
  1):
Net income per common share......................   $     1.19    $   1.50    $     2.03    $    .84    $    .18
                                                    ----------    --------    ----------    --------    --------
                                                    ----------    --------    ----------    --------    --------
Average common shares outstanding................       18,957      18,879        18,892      18,454      18,541

                See accompanying notes to financial statements.

                                     VII-4

                           PITTSTON BURLINGTON GROUP
                            STATEMENTS OF CASH FLOWS


                                                                        NINE MONTHS ENDED
                                                                           SEPTEMBER 30           YEAR ENDED DECEMBER 31
                                                                       --------------------   ------------------------------
                                                                         1995        1994       1994       1993       1992
                                                                       --------    --------   --------   --------   --------
                                                                           (UNAUDITED)    (IN THOUSANDS)
Cash flows from operating activities:
Net income..........................................................   $ 22,582    $ 28,286   $ 38,356   $ 15,476   $  3,324
Adjustments to reconcile net income to net cash provided by
  operating activities:
    Noncash charges and other write-offs............................      --            306        306      --            16
    Depreciation and amortization...................................     14,744      12,830     17,319     15,378     14,484
    Provision for aircraft heavy maintenance........................     19,226      19,585     26,598     20,962     25,819
    Provision (credit) for deferred income taxes....................     (2,767)     (1,747)    (5,256)    (1,337)    (2,198)
    Provision (credit) for pensions, noncurrent.....................        195         152        203        290       (440)
    Provision for uncollectible accounts receivable.................      1,654       2,141      3,054      2,949      2,016
    Equity in earnings of unconsolidated affiliates, net of
      dividends received............................................       (141)        (89)      (118)      (115)     --
    Loss (gain) on sale of property, plant and equipment............        200          20         39       (234)        66
    Other operating, net............................................        514         259        343        278        237
    Change in operating assets and liabilities, net of effects of acquisitions and dispositions:
        Increase in accounts receivable.............................    (47,547)    (32,352)   (45,084)    (9,986)   (20,021)
        (Increase) decrease in inventories..........................        212        (231)      (242)      (361)       299
        (Increase) decrease in prepaid expenses.....................     (4,977)         65      1,575     (2,610)       692
        Increase in accounts payable and accrued liabilities........      9,105      45,791     64,615     10,104     13,178
        Decrease (increase) in other assets.........................       (439)         93        272     (4,921)       558
        Increase (decrease) in other liabilities....................      1,581         954      1,000        (75)       202
        Other, net..................................................       (905)        807        860       (515)    (1,544)
                                                                       --------    --------   --------   --------   --------
            Net cash provided by operating activities...............     13,237      76,870    103,840     45,283     36,688
                                                                       --------    --------   --------   --------   --------
Cash flows from investing activities:
Additions to property, plant and equipment..........................    (19,900)    (17,204)   (24,005)   (28,362)    (6,691)
Proceeds from disposal of property, plant and equipment.............        169       1,160      1,467        972        592
Aircraft heavy maintenance expenditures.............................    (11,406)     (9,732)   (15,333)   (19,148)   (17,870)
Acquisitions, net of cash acquired, and related contingency
  payments..........................................................     (1,693)        (63)    (5,938)      (736)      (333)
Other, net..........................................................      2,922       3,017      3,775        (23)       896
                                                                       --------    --------   --------   --------   --------
            Net cash used by investing activities...................    (29,908)    (22,822)   (40,034)   (47,297)   (23,406)
                                                                       --------    --------   --------   --------   --------
Cash flows from financing activities:
Additions to debt...................................................     16,482      30,113     31,790      --        27,560
Reductions of debt..................................................       (558)    (30,339)   (30,482)   (23,894)      (734)
Payments from (to) -- Minerals Group................................      3,746     (36,630)   (55,731)    13,266      --
Attributed equity transactions:
    Repurchase of common stock......................................     (1,134)     (1,130)    (2,042)      (304)    (3,582)
    Proceeds from exercise of stock options.........................        578       1,732      1,837      4,001        405
    Proceeds from employee stock purchase plan......................        195       --         --         --         --
    Proceeds from sale of stock to Savings Investment Plan..........      --          --         --            73      --
    Proceeds from sale of stock to Minerals Group...................      --            106        106         42      --
    Dividends paid..................................................     (3,268)     (3,112)    (4,154)    (3,880)    (3,088)
    Cost of Services Stock Proposal.................................      --             (1)        (1)      (782)     --
            Net cash from (to) the Company..........................      --          --         --         6,937    (35,524)
                                                                       --------    --------   --------   --------   --------
Net cash provided (used) by financing activities....................     16,041     (39,261)   (58,677)    (4,541)   (14,963)
                                                                       --------    --------   --------   --------   --------
Net increase (decrease) in cash and cash equivalents................       (630)     14,787      5,129     (6,555)    (1,681)
Cash and cash equivalents at beginning of period....................     18,384      13,255     13,255     19,810     21,491
                                                                       --------    --------   --------   --------   --------
Cash and cash equivalents at end of period..........................   $ 17,754    $ 28,042   $ 18,384   $ 13,255   $ 19,810
                                                                       --------    --------   --------   --------   --------
                                                                       --------    --------   --------   --------   --------


                See accompanying notes to financial statements.

                                     VII-5

                           PITTSTON BURLINGTON GROUP
                         NOTES TO FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     Upon approval of the Brink's Stock Proposal (see 'The Brink's Stock Proposal' in the Proxy Statement), the capital structure of The Pittston Company (the 'Company') will be modified to include an additional class of common stock. The outstanding shares of Pittston Services Group Common Stock ('Services Stock') will be redesignated as Pittston Brink's Group Common Stock, par value $1.00 per share ('Brink's Stock'), and one-half of one share of a new class of common stock identified as Pittston Burlington Group Common Stock, par value $1.00 per share, ('Burlington Stock') will be distributed for each outstanding share of Services Stock. Holders of Pittston Minerals Group Common Stock ('Minerals Stock') will continue to be holders of such stock, which will continue to reflect the performance of the Pittston Minerals Group (the 'Minerals Group'). Brink's Stock is intended to reflect the performance of the Pittston Brink's Group (the 'Brink's Group') and Burlington Stock is intended to reflect the performance of the Pittston Burlington Group (the 'Burlington Group').

     The financial statements of the Burlington Group include the balance sheets, the results of operations and cash flows of the Burlington Air Express Inc. ('Burlington') operations of the Company, and a portion of the Company's corporate assets and liabilities and related transactions which are not separately identified with operations of a specific segment. The Burlington Group's financial statements are prepared using the amounts included in the Company's consolidated financial statements. Corporate allocations reflected in these financial statements are determined based upon methods which management believes to be a reasonable and equitable allocation of such items (see Note 2).

     These financial statements also present the following proforma information assuming completion of the Brink's Stock Proposal transaction:

      For the purpose of computing net income per common share of Burlington Stock, the number of shares of Burlington Stock are assumed to be one-half of the total number of shares of Services Stock. Net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period. The potential dilution from the exercise of stock options is not material. The potential dilution from the assumed conversion of the 9.20% convertible subordinated debentures in 1993 and 1992 was not included since its effect was antidilutive. The shares of Burlington Stock assumed to be held in The Pittston Company Employee Benefits Trust are evaluated for inclusion in the calculation of net income per share under the treasury stock method and had no dilutive effect.

      All financial impacts of purchases and issuances of Services Stock have been attributed to each Group in relation of their respective common equity to the Services Group common stock. Dividends paid by the Company were attributed to the Brink's and Burlington Groups in relation to the initial dividends to be paid on the Brink's Stock and the Burlington Stock.

     If the Brink's Stock Proposal is approved, the Company will provide to holders of Burlington Stock separate financial statements, financial review, descriptions of business and other relevant information for the Burlington Group. Notwithstanding the attribution of assets and liabilities (including contingent liabilities) among the Minerals Group, the Brink's Group and the Burlington Group for the purpose of preparing their respective historical and future financial statements, this attribution and the change in the capital structure of the Company contemplated by the Brink's Stock Proposal will not affect legal title to such assets or responsibility for such liabilities for the Company or any of its subsidiaries. Holders of Burlington Stock will be common shareholders of the Company, which will continue to be responsible for all of its liabilities. Financial impacts arising from one group that affect the Company's financial condition could affect the results of operations and financial condition of each of the groups. Since financial developments within one group could affect other groups, all shareholders of the Company could be adversely affected by an event directly impacting only one group. Accordingly, the

                                     VII-6

                           PITTSTON BURLINGTON GROUP
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Company's consolidated financial statements must be read in connection with the Burlington Group's financial statements.

     Under the Brink's Stock Proposal, dividends to be paid to holders of Burlington Stock will be limited to funds of the Company legally available for the payment of dividends. Amounts available for dividends may be further limited by covenants in the Company's public debt indentures and bank credit agreements. See the Company's consolidated financial statements and related footnotes set forth in Annex IX. Subject to these limitations, the Company's Board of Directors (the 'Board'), although there is no requirement to do so, intends to declare and pay dividends on the Burlington Stock based primarily on the earnings, financial condition, cash flow and business requirements of the Burlington Group.

     The accounting policies applicable to the preparation of the financial statements of the Burlington Group may be modified or rescinded at the sole discretion of the Board without approval of shareholders, although there is no intention to do so.

     The Brink's Stock Proposal will permit the Company, at any time, to exchange each outstanding share of Burlington Stock for shares of Brink's Stock (or, if no Brink's Stock is then outstanding, Minerals Stock) having a fair market value equal to 115% of the fair market value of one share of Burlington Stock. In addition, upon the disposition of all or substantially all of the properties and assets of the Burlington Group to any person (with certain exceptions), the Company will be required to exchange each outstanding share of Burlington Stock for shares of Brink's Stock (or, if no Brink's Stock is then outstanding, Minerals Stock) having a fair market value equal to 115% of the fair market value of one share of Burlington Stock.

     The Brink's Stock Proposal will also permit the Company, at any time, to exchange each outstanding share of Minerals Stock, which was previously subject to exchange for shares of Services Stock, for shares of Brink's Stock (or, if no Brink's Stock is then outstanding, Burlington Stock) having a fair market value equal to 115% of the fair market value of one share of Minerals Stock. In addition, upon the disposition of all or substantially all of the properties and assets of the Minerals Group to any person (with certain exceptions), the Company will be required to exchange each outstanding share of Minerals Stock for shares of Brink's Stock (or, if no Brink's Stock is then outstanding, Burlington Stock) having a fair market value equal to 115% of the fair market value of one share of Minerals Stock. If any shares of the Company's Preferred Stock are converted after an exchange of Minerals Stock for Brink's Stock (or Burlington Stock), the holder of such Preferred Stock would, upon conversion, receive shares of Brink's Stock (or Burlington Stock) in lieu of shares of Minerals Stock otherwise issuable upon such conversion.

     Shares of Brink's Stock are not subject to either optional or mandatory exchange. The net proceeds of any disposition of properties and assets of the Brink's Group will be attributed to the Brink's Group. In the case of a disposition of all or substantially all the properties and assets of any other group, the net proceeds will be attributed to the group the shares of which have been issued in exchange for shares of the selling group.

     The Brink's Stock Proposal provides that holders of Brink's Stock will at all times have one vote per share, and initially holders of Burlington Stock and Minerals Stock will have one and 0.626 votes per share, respectively. The votes of holders of Burlington Stock and Minerals Stock will be subject to adjustment on January 1, 1998, and on each January 1 every two years thereafter in such a manner so that each class' share of the aggregate voting power at such time will be equal to that class' share of the aggregate market capitalization of the Company's common stock at such time. Accordingly, on each adjustment date, each share of Burlington Stock and Minerals Stock may have more than, less than or continue to have the number of votes per share as they initially will have following the consummation of the transaction. Holders of Brink's Stock, Burlington Stock and Minerals Stock will vote together as a single voting group on all matters as to which all common shareholders are entitled to vote. In addition,

                                     VII-7

                           PITTSTON BURLINGTON GROUP
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

as prescribed by Virginia law, certain amendments to the Articles of Incorporation affecting, among other things, the designation, rights, preferences or limitations of one class of common stock, or certain mergers or statutory share exchanges, must be approved by the holders of such class of common stock, voting as a group, and, in certain circumstances, may also have to be approved by the holders of the other classes of common stock, voting as separate voting groups. The voting rights of the Preferred Stock are not affected by the Brink's Stock Proposal.


     Under  the  Brink's  Stock  Proposal,  in  the  event  of  a   dissolution,
liquidation or winding up of the Company, the holders of Brink's Stock, Burlington Stock and Minerals Stock will share on a per share basis an aggregate amount equal to 55%, 28% and 17%, respectively, of the funds, if any, remaining for distribution to the common shareholders. In the case of Minerals Stock, such percentage has been set, using a nominal number of shares of Minerals Stock of 4,202,954 (the 'Nominal Shares') in excess of the actual number of shares of Minerals Stock outstanding, to ensure that the holders of Minerals Stock are entitled to the same share of any such funds immediately following the consummation of the transactions as they were prior thereto. These liquidation percentages are subject to adjustment in proportion to the relative change in the total number of shares of Brink's Stock, Burlington Stock and Minerals Stock, as the case may be, then outstanding to the total number of shares of all other classes of common stock then outstanding (which total, in the case of Minerals Stock, shall include the Nominal Shares).


PRINCIPLES OF COMBINATION

     The accompanying financial statements reflect the combined accounts of the businesses comprising the Burlington Group and their majority-owned subsidiaries. The Burlington Group interests in 20% to 50% owned companies are carried on the equity method. All material intercompany items and transactions have been eliminated in combination. Certain prior year amounts have been reclassified to conform to the current year's financial statement presentation.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash on hand, demand deposits and investments with original maturities of three months or less.

INVENTORIES

     Inventories are stated at cost (determined under the first-in, first-out or average cost method) or market, whichever is lower.

PROPERTY, PLANT AND EQUIPMENT

     Expenditures for maintenance and repairs are charged to expense, and the costs of renewals and betterments are capitalized. Depreciation is provided principally on the straight-line method at varying rates depending upon estimated useful lives.

INTANGIBLES

     The excess of cost over fair value of net assets of companies acquired is amortized on a straight-line basis over the estimated periods benefited.

     The Burlington Group evaluates the carrying value of intangibles and the periods of amortization to determine whether events and circumstances warrant revised estimates of asset value or useful lives. At each balance sheet date the Burlington Group assesses the recoverability of the excess of cost over net assets acquired by determining whether the amortization of the asset balance over its remaining life can be recovered through projected undiscounted future operating cash flows. Evaluation of asset value as well as periods of amortization are performed on a disaggregated basis at each of the Burlington Group's operating units.

                                     VII-8

                           PITTSTON BURLINGTON GROUP
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

INCOME TAXES

     Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109, 'Accounting for Income Taxes', which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. See Note 2 for allocation of the Company's U.S. federal income taxes to the Burlington Group.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     Postretirement benefits other than pensions are accounted for in accordance with Statement of Financial Accounting Standards No. 106, 'Employers' Accounting for Postretirement Benefits Other Than Pensions', which requires employers to accrue the cost of such retirement benefits during the employees' service with the Company.

FOREIGN CURRENCY TRANSLATION

     Assets and liabilities of foreign operations have been translated at current exchange rates, and related revenues and expenses have been translated at average rates of exchange in effect during the year. Resulting cumulative translation adjustments have been included in shareholder's equity. Translation adjustments relating to operations in countries with highly inflationary economies are included in net income, along with all transaction gains and losses for the period.

     A portion of the Burlington Group's financial results is derived from activities in several foreign countries, each with a local currency other than the U.S. dollar. Because the financial results of the Burlington Group are reported in U.S. dollars, they are affected by the changes in the value of the various foreign currencies in relation to the U.S. dollar. However, the Burlington Group's international activity is not concentrated in any single currency, which reduces the risks of foreign currency rate fluctuations.

FINANCIAL INSTRUMENTS

     The Burlington Group uses foreign currency forward contracts to hedge risk of changes in foreign currency rates associated with certain transactions denominated in various currencies. Realized and unrealized gains and losses on these contracts, designated and effective as hedges, are deferred and recognized as part of the specific transaction hedged.

     The Burlington Group also utilizes financial instruments to protect against price increases in jet fuel as well as interest rate changes on certain variable rate lease obligations. Gains and losses on such financial instruments, designated and effective as hedges, are recognized as part of the specific transaction hedged.

REVENUE RECOGNITION

     Revenues related to transportation services are recognized, together with related transportation costs, on the date shipments physically depart from facilities en route to destination locations. Quarterly and annual financial statements resulting from existing recognition policies do not materially differ from the allocation of revenue between reporting periods based on relative transit times in each reporting period with expenses recognized as incurred.

2. RELATED PARTY TRANSACTIONS

     The following policies may be modified or rescinded by action of the Board, or the Board may adopt additional policies, without approval of the shareholders of the Company, although the Board has

                                     VII-9

                           PITTSTON BURLINGTON GROUP
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

no present intention to do so. The Company allocated certain corporate general and administrative expenses, net interest expense and related assets and liabilities in accordance with the policies described below. Corporate assets and liabilities are primarily cash, deferred pension assets, income taxes and accrued liabilities.

FINANCIAL

     As a matter of policy, the Company manages most financial activities of the Burlington Group, Brink's Group and Minerals Group on a centralized, consolidated basis. Such financial activities include the investment of surplus cash; the issuance, repayment and repurchase of short-term and long-term debt; the issuance and repurchase of common stock and the payment of dividends. In preparing these financial statements, transactions primarily related to invested cash, short-term and long-term debt (including convertible debt), related net interest and other financial costs have been attributed to the Burlington Group based upon its cash flows for the periods presented after giving consideration to the debt and equity structure of the Company. At December 31, 1994, the Company attributed long-term debt to the Burlington Group based upon the purpose for the debt in addition to the cash requirements of the Burlington Group. See
Note 8 for details and amounts of long-term debt. The portion of the Company's interest expense allocated to the Burlington Group for 1994, 1993 and 1992 was $2,629, $5,063 and $3,003, respectively. The portion of the Company's interest expense allocated to the Burlington Group for the nine months ended September 30, 1995 and 1994 (unaudited), was $1,752 and $1,986, respectively. Management believes such method of allocation to be equitable and a reasonable estimate of the cost attributable to the Burlington Group.

     To the extent borrowings are deemed to occur between the Burlington Group, the Brink's Group and the Minerals Group, intergroup accounts are established bearing interest at the rate in effect from time to time under the Company's unsecured credit lines or, if no such credit lines exist, at the prime rate charged by Chemical Bank from time to time. At December 31, 1994, the Minerals Group owed the Burlington Group $42,465 and at December 31, 1993, the Burlington Group owed the Minerals Group $13,266, as the result of borrowings. At September 30, 1995 (unaudited), the Minerals Group owed the Burlington Group $38,719, as the result of borrowings.

INCOME TAXES

     The Burlington Group is included in the consolidated U.S. federal income tax return filed by the Company.

     The Company's consolidated provision and actual cash payments for U.S. federal income taxes are allocated between the Burlington Group, Brink's Group and Minerals Group in accordance with the Company's tax allocation policy and reflected in the financial statements for each Group. In general, the consolidated tax provision and related tax payments or refunds are allocated among the Groups, for financial statement purposes, based principally upon the financial income, taxable income, credits and other amounts directly related to the respective Group. Tax benefits that cannot be used by the Group generating such attributes, but can be utilized on a consolidated basis, are allocated to the Group that generated such benefits and an intergroup account is established for the benefit of the Group generating the attributes. As a result, the allocated Group amounts of taxes payable or refundable are not necessarily comparable to those that would have resulted if the Groups had filed separate tax returns. At December 31, 1994 and 1993, the Burlington Group owed the Minerals Group $21,436 and $8,320, respectively, for such tax benefits, of which $10,436 and $4,488, respectively, were not expected to be paid within one year from such dates in accordance with the policy.

SHARED SERVICES

     A portion of the Company's corporate general and administrative expenses and other shared services has been allocated to the Burlington Group based upon utilization and other methods and

                                     VII-10

                           PITTSTON BURLINGTON GROUP
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

criteria which management believes to be equitable and a reasonable estimate of the cost attributable to the Burlington Group. These allocations were $4,665, $4,757 and $4,278 in 1994, 1993 and 1992, respectively.

PENSION

     The Burlington Group's pension cost related to its participation in the Company's noncontributory defined benefit pension plan is actuarially determined based on its respective employees and an allocable share of the pension plan assets and calculated in accordance with Statement of Financial Accounting Standards No. 87 ('SFAS 87'). Pension plan assets have been allocated to the Burlington Group based on the percentage of its projected benefit obligation to the plan's total projected benefit obligation. Management believes such method of allocation to be equitable and a reasonable estimate of the cost attributable to the Burlington Group.

3. SHAREHOLDER'S EQUITY

     The following presents shareholder's equity of the Burlington Group assuming completion of the Brink's Stock Proposal transaction:


                                                 NINE MONTHS ENDED         YEAR ENDED DECEMBER 31
                                                   SEPTEMBER 30       --------------------------------
                                                       1995             1994        1993        1992
                                                 -----------------    --------    --------    --------
                                                    (UNAUDITED)

Balance at beginning of period................        $240,880        $203,150    $181,576    $223,251
Net income....................................          22,582          38,356      15,476       3,324
Foreign currency translation adjustment.......             992           2,418        (768)     (3,535)
Attributed equity transactions:
     Stock options exercised..................             548           1,837       4,001         405
     Stock released from employee benefits
       trust to employee benefits plan........           1,153             443         278         141
     Stock sold from employee benefits trust
       to employee benefits plan..............        --                 --             73       --
     Stock issued to employee benefits plan...        --                 --          --            184
     Stock sold to Minerals Group.............        --                   107          42       --
     Stock repurchases........................          (1,134)         (2,042)       (304)     (3,582)
     Dividends declared.......................          (3,240)         (4,161)     (3,880)     (3,088)
     Cost of Services Stock Proposal..........        --                    (1)       (782)      --
     Tax benefit of options exercised.........        --                   765         501       --
     Conversion of debt.......................        --                     8       --          --
     Net cash (to) from the Company...........        --                 --          6,937     (35,524)
                                                      --------        --------    --------    --------
Balance at end of period......................        $261,781        $240,880    $203,150    $181,576
                                                      --------        --------    --------    --------
                                                      --------        --------    --------    --------

     Included in shareholder's equity is the cumulative foreign currency translation adjustment of $674 at September 30, 1995 (unaudited) and $1,666, $4,084 and $3,316 at December 31, 1993 and 1992, respectively.

                                     VII-11

                           PITTSTON BURLINGTON GROUP
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

4. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment at cost, consist of the following:

                                                                  DECEMBER 31,
                                                              --------------------
                                                               1994         1993
                                                              -------      -------

Land.......................................................   $   197      $   180
Buildings..................................................     9,147        4,073
Machinery and equipment....................................    85,709       75,204
                                                              -------      -------
                                                              $95,053      $79,457
                                                              -------      -------
                                                              -------      -------

     The estimated useful lives for property, plant and equipment are as follows:

                                                                             YEARS
                                                                            -------

Buildings................................................................   5 to 20
Machinery and equipment..................................................   3 to 10

     Depreciation of property, plant and equipment aggregated $10,797 in 1994, $8,735 in 1993 and $7,866 in 1992. For the nine months ended September 30, 1995 and 1994 (unaudited), depreciation of property, plant and equipment aggregated $9,822 and $7,895, respectively.

5. INTANGIBLES

     Intangibles consist entirely of the excess of cost over fair value of net assets of companies acquired and are net of accumulated amortization of $66,140 at December 31, 1994, and $59,978 at December 31, 1993. The estimated useful life of intangibles is generally forty years. Amortization of intangibles aggregated $6,162 in 1994, $6,218 in 1993 and $6,177 in 1992.

6. FINANCIAL INSTRUMENTS

     Financial instruments which potentially subject the Burlington Group to concentrations of credit risk consist principally of cash and cash equivalents, and trade receivables. The Burlington Group's cash and cash equivalents are placed with high credit qualified financial institutions. Also, by policy, the amount of credit exposure to any one financial institution is limited. Concentration of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Burlington Group's customer base, and their dispersion across many different industries and geographic areas.

     The following details the fair values of financial instruments for which it is practicable to estimate the value:

CASH AND CASH EQUIVALENTS

     The carrying amounts approximate fair value because of the short maturity of these instruments.

DEBT

     The aggregate fair value of the Burlington Group's long-term debt obligations, which is based upon quoted market prices and rates currently available to the Burlington Group for debt with similar terms and maturities, approximates the carrying amount.

OFF-BALANCE SHEET INSTRUMENTS

     The Burlington Group utilizes various off-balance sheet financial instruments, as discussed below, to hedge its foreign currency and other market exposures. The risk that counterparties to such instruments may be unable to perform is minimized by limiting the counterparties to major financial institutions. The Burlington Group does not expect any losses due to such counterparty default.

                                     VII-12

                           PITTSTON BURLINGTON GROUP
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     Foreign currency forward contracts -- The Company enters into foreign currency forward contracts with a duration of 30 to 60 days as a hedge against accounts payable denominated in various currencies. These contracts do not subject the Company to risk due to exchange rate movements because gains and losses on these contracts offset losses and gains on the payables being hedged. At December 31, 1994, the total contract value of foreign currency forward contracts outstanding was $7,390. As of such date, the fair value of the foreign currency forward contracts was not significant.

     Fuel contracts -- The Burlington Group has hedged a portion of its jet fuel requirements through a swap contract. At December 31, 1994, the notional value of the jet fuel swap, aggregating 12.5 million gallons, through March 31, 1995, was $6,488. In addition, the Company has entered into several commodity option transactions that are intended to protect against significant increases in jet fuel prices. These transactions, aggregate 23.3 million gallons with a notional value of $15,840 and are applicable throughout 1995 in amounts ranging from 3.5 million gallons per month in the first quarter of 1995 to 2.1 million gallons per month in the fourth quarter of 1995. The Company has also entered into a collar transaction applicable to 7.2 million gallons that provides a minimum and maximum per gallon price. This transaction is settled monthly based upon the average of the high and low prices during each period.

     The fair value of these fuel hedge transactions may fluctuate over the course of the contract period due to changes in the supply and demand for oil and refined products. Thus, the economic gain or loss, if any, upon settlement of the contracts may differ from the fair value of the contracts at an interim date. At December 31, 1994, the fair value of these contracts was not significant.

     Interest rate contracts -- In connection with the aircraft leasing by Burlington in 1993, the Company entered into interest rate cap agreements. These agreements have a notional amount of $60,000 and cap the Company's interest rate on certain aircraft leases at 8.5% through April 1, 1996. At December 31, 1994, the fair value of these contracts was not significant.

7. INCOME TAXES

     The provision (credit) for income taxes consists of the following:

                                                        U.S.
                                                       FEDERAL    FOREIGN    STATE      TOTAL
                                                       -------    -------    ------    -------

1994:
     Current........................................   $22,077     $3,033    $3,000    $28,110
     Deferred.......................................    (4,472)        80      (864)    (5,256)
                                                       -------     ------    ------    -------
          Total.....................................   $17,605     $3,113    $2,136    $22,854
                                                       -------     ------    ------    -------
                                                       -------     ------    ------    -------
1993:
     Current........................................   $10,806     $1,870    $1,100    $13,776
     Deferred.......................................      (520)      (302)     (515)    (1,337)
                                                       -------     ------    ------    -------
          Total.....................................   $10,286     $1,568    $  585    $12,439
                                                       -------     ------    ------    -------
                                                       -------     ------    ------    -------
1992:
     Current........................................   $ 5,437     $1,091    $  926    $ 7,454
     Deferred.......................................    (1,984)       239      (453)    (2,198)
                                                       -------     ------    ------    -------
          Total.....................................   $ 3,453     $1,330    $  473    $ 5,256
                                                       -------     ------    ------    -------
                                                       -------     ------    ------    -------

                                     VII-13

                           PITTSTON BURLINGTON GROUP
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The significant components of the deferred tax benefit were as follows:

                                                                  1994       1993       1992
                                                                 -------    -------    -------

Deferred tax benefit, exclusive of the components listed
  below.......................................................   $(6,028)   $(2,118)   $(2,220)
Investment tax credit carryforwards...........................     --         --         1,490
Net operating loss carryforwards..............................      (247)       205       (368)
Alternative minimum tax credits...............................     1,084        647     (1,316)
Change in the valuation allowance for deferred tax assets.....       (65)       (71)       216
                                                                 -------    -------    -------
                                                                 $(5,256)   $(1,337)   $(2,198)
                                                                 -------    -------    -------
                                                                 -------    -------    -------

     The tax benefit for compensation expense related to the exercise of certain employee stock options for tax purposes in excess of compensation expense for financial reporting purposes is recognized as an adjustment to shareholder's equity.

     The components of the net deferred tax asset as of December 31, 1994 and December 31, 1993 were as follows:

                                                                            1994       1993
                                                                           -------    -------

Deferred tax assets:
     Accounts receivable................................................   $ 3,368    $ 3,358
     Postretirement benefits other than pensions........................       985        828
     Workers' compensation and other claims.............................     1,819      1,691
     Other liabilities and reserves.....................................    11,194      6,735
     Miscellaneous......................................................       612        398
     Net operating loss carryforwards...................................     3,850      3,603
     Alternative minimum tax credits....................................     3,741      4,347
     Valuation allowance................................................       (78)      (143)
                                                                           -------    -------
          Total deferred tax asset......................................   $25,491    $20,817
                                                                           -------    -------
                                                                           -------    -------
Deferred tax liabilities:
     Property, plant and equipment......................................   $   725    $  (389)
     Pension assets.....................................................     1,608      1,872
     Other assets.......................................................       383      2,280
     Investments in foreign affiliates..................................     --         --
     Miscellaneous......................................................     3,642      3,267
                                                                           -------    -------
          Total deferred tax liability..................................     6,358      7,030
                                                                           -------    -------
          Net deferred tax asset........................................   $19,133    $13,787
                                                                           -------    -------
                                                                           -------    -------

     The recording of deferred federal tax assets is based upon their expected utilization in the Company's consolidated federal income tax return and the benefit that would accrue to the Burlington Group under the Company's tax allocation policy.

     The valuation allowance relates to deferred tax assets in certain foreign and state jurisdictions.

                                     VII-14

                           PITTSTON BURLINGTON GROUP
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory U.S. federal income tax rate of 35% in 1994 and 1993 and 34% in 1992 to the income before income taxes.

                                                                   YEAR ENDED DECEMBER 31
                                                                -----------------------------
                                                                 1994       1993       1992
                                                                -------    -------    -------

Income before income taxes:
     United States...........................................   $35,464    $11,633    $(6,869)
     Foreign.................................................    25,746     16,282     15,449
                                                                -------    -------    -------
                                                                $61,210    $27,915    $ 8,580
                                                                -------    -------    -------
                                                                -------    -------    -------

Tax provision computed at statutory rate.....................   $21,424    $ 9,770    $ 2,918
Increases (reductions) in taxes due to:
     State income taxes (net of federal tax benefit).........     1,388        380        202
     Goodwill amortization...................................     1,891      2,065      2,007
     Difference between total taxes on foreign income and the
       U.S. federal statutory rate...........................    (2,790)       107        735
     Miscellaneous...........................................       941        117       (606)
                                                                -------    -------    -------
Actual tax provision.........................................   $22,854    $12,439    $ 5,256
                                                                -------    -------    -------
                                                                -------    -------    -------

     It is the policy of the Burlington Group to accrue deferred income taxes on temporary differences related to the financial statement carrying amounts and tax bases of investments in foreign subsidiaries and affiliates which are expected to reverse in the foreseeable future. As of December 31, 1994 and December 31, 1993, the unrecognized deferred tax liability for temporary differences of approximately $20,237 and $4,223, respectively, related to investments in foreign subsidiaries and affiliates that are essentially permanent in nature and not expected to reverse in the foreseeable future was approximately $7,083 and $1,478, respectively.

     The Burlington Group is included in the Company's consolidated U.S. federal income tax return. Such returns have been audited and settled with the Internal Revenue Services through the year 1981.

     As of December 31, 1994, the Burlington Group had $3,741 of alternative minimum tax credits allocated to it under the Company's tax allocation policy. Such credits are available to offset future U.S. federal income taxes and, under current tax law, the carryforward period for such credits is unlimited.

     The tax benefits of net operating loss carryforwards of the Burlington Group as at December 31, 1994 were $3,850 and related to various state and foreign taxing jurisdictions. The expiration periods primarily range from 5 to 15 years.

                                     VII-15

                           PITTSTON BURLINGTON GROUP
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

8. LONG-TERM DEBT

     A portion of the outstanding debt under the Company's credit agreement and the Company's subordinated obligations have been attributed to the Burlington Group. Total long-term debt of the Burlington Group consists of the following:

                                                                           AS OF DECEMBER 31
                                                                           ------------------
                                                                            1994       1993
                                                                           -------    -------

Senior obligations:
     Canadian dollar term loan due 1999 (6.19% in 1994).................   $ 2,852    $ --
     All other..........................................................       353        349
                                                                           -------    -------
                                                                             3,205        349
Obligations under capital leases (average rates 12.04% in 1994 and
  14.35% in 1993).......................................................       619        552
                                                                           -------    -------
                                                                             3,824        901
                                                                           -------    -------
Attributed portion of the Company's debt:
     U.S. dollar term loan due 1999 (year-end rate 6.48% in 1994).......    23,434      --
     Revolving credit note (year-end rate 3.53% in 1993)................     --         2,100
     4% subordinated debentures due 1997................................    14,648     14,648
     9.20% convertible subordinated debentures due 2004.................     --        27,811
                                                                           -------    -------
                                                                            38,082     44,559
                                                                           -------    -------
          Total long-term debt, less current maturities.................   $41,906    $45,460
                                                                           -------    -------
                                                                           -------    -------

     For the four years through December 31, 1999, minimum repayments of long-term debt outstanding are as follows:

1996...........................................................   $   690
1997...........................................................    14,865
1998...........................................................        15
1999...........................................................    26,300

     The Canadian dollar term loan to a wholly owned indirect subsidiary of the Burlington Group, bears interest based on Canadian prime or Bankers' Acceptance rates, or if converted to a U.S. dollar loan based on Eurodollar or Federal Funds rates. The Canadian dollar term loan is guaranteed by the Company. Under the terms of the loan, Burlington has agreed to various restrictions relating to net worth, disposition of assets and incurrence of additional debt.

     In March 1994, the Company entered into a $350,000 credit agreement with a syndicate of banks (the 'New Facility'), replacing the Company's previously existing $250,000 of revolving credit agreements. The New Facility included a $100,000 five-year term loan, which originally matured in March 1999. The Burlington Group has been attributed $23,434 of the $100,000 term loan. The New Facility also permitted additional borrowings, repayments and reborrowings of up to an aggregate of $250,000 initially until March 1999. In March 1995, the New Facility was amended to extend the maturity of the term loan to May 2000 and to permit the additional borrowings, repayments and reborrowings until May 2000. Interest on borrowings under the New Facility is payable at rates based on prime, certificate of deposit, Eurodollar or money market rates.

     The 4% subordinated debentures due July 1, 1997, are exchangeable for cash, at the rate of $157.80 per $1,000 debenture. The debentures are redeemable at the Company's option, in whole or in part, at any time prior to maturity, at redemption prices equal to 100% of principal amount.

                                     VII-16

                           PITTSTON BURLINGTON GROUP
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     On April 15, 1994, the Company redeemed all of the 9.2% convertible subordinated debentures due July 1, 2004, at a premium of $767. The premium has been included in the Statement of Operations in 'Other income (expense), net'.

     Various international operations maintain lines of credit and overdraft facilities aggregating approximately $61,000 with a number of banks on either a secured or unsecured basis.

     Under the terms of some of its debt instruments, the Company has agreed to various restrictions relating to the payment of dividends, the repurchase of capital stock, the maintenance of consolidated net worth, and the amount of additional funded debt which may be incurred. See the Company's consolidated financial statements and related footnotes set forth in Annex IX.

     At December 31, 1994, the Company's portion of outstanding unsecured letters of credit allocated to the Burlington Group was $27,300, primarily supporting the Burlington Group's obligations under aircraft leases and its various self-insurance programs.

9. STOCK OPTIONS

     Upon approval of the Brink's Stock Proposal, the Company will convert its stock options outstanding into options for shares of Brink's Stock or Burlington Stock, or both, pursuant to provisions in the option agreements covering such options. See the Company's consolidated financial statements and related footnotes set forth in Annex IX for information regarding the Company's stock options.

10. ACQUISITIONS

     During 1994, the Burlington Group acquired several small businesses and made a contingent payment related to an acquisition made in a prior year. Total consideration paid was $5,938.

     During 1993, the Burlington Group acquired one small business and made a contingency payment related to an acquisition consummated in a prior year. The total consideration paid was $736.

     During 1992, cash payments of $226 were made for contingency payments for acquisitions made in prior years.

     The acquisition in 1993 has been accounted for as a purchase and the purchase price for the acquisition was essentially equal to the fair value of assets acquired. The results of operations of the acquired company has been included in the Burlington Group's results of operations from their date of acquisition.

11. LEASES

     The Burlington Group leases aircraft, facilities, vehicles, computers and other equipment under long-term operating leases with varying terms, and most of the leases contain renewal and/or purchase

                                     VII-17

                           PITTSTON BURLINGTON GROUP
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

options. As of December 31, 1994, aggregate future minimum lease payments under noncancellable operating leases were as follows:

                                                                        EQUIPMENT
                                            AIRCRAFT     FACILITIES      & OTHER       TOTAL
                                            --------     ----------     ---------     --------

1995.....................................   $ 30,237      $  20,664      $ 3,792      $ 54,693
1996.....................................     22,641         15,348        2,745        40,734
1997.....................................     20,983         13,276        1,785        36,044
1998.....................................      4,815         11,025        1,282        17,122
1999.....................................      --             8,832        1,071         9,903
2000.....................................      --             7,607          897         8,504
2001.....................................      --             5,606          617         6,223
2002.....................................      --             5,051          417         5,468
2003.....................................      --             4,588          417         5,005
2004.....................................      --             4,283          417         4,700
Later Years..............................      --            52,925        3,716        56,641
                                            --------     ----------     ---------     --------
                                            $ 78,676      $ 149,205      $17,156      $245,037
                                            --------     ----------     ---------     --------
                                            --------     ----------     ---------     --------

     These amounts are net of aggregate future minimum noncancellable sublease rentals of $6,000.

     Rent expense amounted to $57,412 in 1994, $51,677 in 1993 and $45,467 in 1992 and is net of sublease rentals of $695, $781 and $1,403, respectively.

     Burlington entered into two transactions covering various leases which provided for the replacement of eight B707 aircraft with seven DC8-71 aircraft and completed an evaluation of other fleet related costs. One transaction, representing four aircraft, was reflected in the 1993 financial statements, while the other transaction, covering three aircraft, was reflected in the 1992 financial statements. The net effect of these transactions did not have a material impact on operating profit for either year.

     The Burlington Group incurred capital lease obligations of $755 in 1994, $542 in 1993 and $538 in 1992. As of December 31, 1994, the Burlington Group's obligations under capital leases were not significant.

12. EMPLOYEE BENEFIT PLANS

     The Burlington Group's businesses participate in the Company's noncontributory defined benefit pension plan covering substantially all nonunion employees who meet certain minimum requirements in addition to sponsoring certain other defined benefit plans. Benefits of most of the plans are based on salary and years of service. The Burlington Group's pension cost relating to its participation in the Company's defined benefit pension plan is actuarially determined based on its respective employees and an allocable share of the pension plan assets. The Company's policy is to fund the actuarially determined amounts necessary to provide assets sufficient to meet the benefits to be paid to plan

                                     VII-18

                           PITTSTON BURLINGTON GROUP
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

participants in accordance with applicable regulations. The net pension expense for 1994, 1993 and 1992 for all plans is as follows:

                                                                    YEAR ENDED DECEMBER 31
                                                                 -----------------------------
                                                                  1994       1993       1992
                                                                 -------    -------    -------

Service cost -- benefits earned during year...................   $ 3,009    $ 2,350    $ 2,229
Interest cost on projected benefit obligation.................     2,919      2,460      2,217
Loss (return) on assets -- actual.............................       662     (7,016)    (4,551)
(Loss) return on assets -- deferred...........................    (5,713)     2,915        798
Other amortization, net.......................................      (357)      (255)      (586)
                                                                 -------    -------    -------
          Net pension expense.................................   $   520    $   454    $   107
                                                                 -------    -------    -------
                                                                 -------    -------    -------

     The assumptions used in determining the net pension expense for the Company's major pension plan were as follows:

                                                                      1994      1993      1992
                                                                      ----      ----      ----

Interest cost on projected benefit obligation....................      7.5%      9.0%      9.0%
Expected long-term rate of return on assets......................     10.0%     10.0%     10.0%
Rate of increase in compensation levels..........................      4.0%      5.0%      5.0%

     The funded status and prepaid pension expense at December 31, 1994 and 1993 are as follows:

                                                                            1994       1993
                                                                           -------    -------

Actuarial present value of accumulated benefit obligation:
     Vested.............................................................   $25,929    $28,052
     Nonvested..........................................................     2,081      2,177
                                                                           -------    -------
                                                                            28,010     30,229
Benefits attributable to projected salaries.............................     7,313      8,415
                                                                           -------    -------
Projected benefit obligation............................................    35,323     38,644
Plan assets at fair value...............................................    49,390     51,359
                                                                           -------    -------
Excess of plan assets over projected benefit obligation.................    14,067     12,715
Unamortized initial net asset...........................................    (1,082)    (1,364)
Unrecognized experience gain............................................    (2,873)      (979)
Unrecognized prior service cost.........................................        84         35
                                                                           -------    -------
Net pension assets......................................................    10,196     10,407
Current pension liability...............................................       459        260
                                                                           -------    -------
Deferred pension asset per balance sheet................................   $10,655    $10,667
                                                                           -------    -------
                                                                           -------    -------

     For the valuation of pension obligations and the calculation of the funded status, the discount rate was 8.75% in 1994 and 7.5% in 1993. The expected long-term rate of return on assets was 10% in both years. The rate of increase in compensation levels used was 4% in 1994 and 1993.

     The unrecognized initial net asset at January 1, 1986 (January 1, 1989, for certain foreign pension plans), the date of adoption of SFAS 87, has been amortized over the estimated remaining average service life of the employees. As of December 31, 1994, approximately 77% of plan assets were invested in equity securities and 23% in fixed income securities.

     The Burlington Group also provides certain postretirement health care and life insurance benefits for eligible active and retired employees in the United States and Canada.

                                     VII-19

                           PITTSTON BURLINGTON GROUP
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     For the years 1994, 1993 and 1992, the components of periodic expense for these postretirement benefits were as follows:

                                                                      YEAR ENDED DECEMBER 31
                                                                     ------------------------
                                                                     1994      1993      1992
                                                                     ----      ----      ----

Service cost -- benefits earned during year.......................   $219      $112      $ 96
Interest cost on accumulated postretirement benefit obligation....    247       160       134
                                                                     ----      ----      ----
          Total expense...........................................   $466      $272      $230
                                                                     ----      ----      ----
                                                                     ----      ----      ----

     Interest costs on the accumulated postretirement benefit obligation were based upon rates of 7.5% in 1994 and 9% in 1993 and 1992.

     At December 31, 1994 and 1993, the actuarial and recorded liabilities for these postretirement benefits, none of which have been funded, were as follows:

                                                                               1994      1993
                                                                              ------    ------

Accumulated postretirement benefit obligation:
     Retirees..............................................................   $  589    $  535
     Fully eligible active plan participants...............................      379       306
     Other active plan participants........................................    1,349     1,432
                                                                              ------    ------
                                                                               2,317     2,273
Unrecognized experience gain (loss)........................................      214      (171)
                                                                              ------    ------
Liability included on the balance sheet....................................    2,531     2,102
Less current portion.......................................................       50       529
                                                                              ------    ------
Noncurrent liability for postretirement health care and life insurance
  benefits.................................................................   $2,481    $1,573
                                                                              ------    ------
                                                                              ------    ------

     The accumulated postretirement benefit obligation was determined using the unit credit method and an assumed discount rate of 8.75% in 1994 and 7.5% in 1993. The postretirement benefit obligation for U.S. salaried employees does not provide for changes in health care costs since the employer's contribution to the plan is a fixed amount.

     A percentage point increase each year in the health care cost trend rate used would not have resulted in any increase in the aggregate service and interest components of expense for the year 1994 or in the accumulated post retirement benefit obligation at December 31, 1994.

     The Burlington Group also participates in the Company's Savings-Investment Plan to assist eligible employees in providing for retirement or other future financial needs. Employee contributions are matched at rates of 50% to 125% up to 5% of compensation (subject to certain limitations imposed by the Internal Revenue Code of 1986, as amended). Contribution expense under the plan aggregated $1,656 in 1994, $1,207 in 1993 and $1,218 in 1992.

     In May 1994, the Company's shareholders approved the Employee Stock Purchase Plan effective July 1, 1994. See the Company's consolidated financial statements and related footnotes set forth in Annex IX for information regarding the Company's Employee Stock Purchase Plan.

     The Burlington Group sponsors several other defined contribution benefit plans based on hours worked or other measurable factors. Contributions under all of these plans aggregated $556 in 1994, $443 in 1993 and $498 in 1992.

                                     VII-20

                           PITTSTON BURLINGTON GROUP
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

13. SEGMENT INFORMATION

     Operating revenues by geographic area are as follows:

                                                                YEAR ENDED DECEMBER 31
                                                          ----------------------------------
                                                             1994         1993        1992
                                                          ----------    --------    --------

United States..........................................   $  565,813    $459,431    $421,365
International operations...............................      649,471     538,648     478,982
                                                          ----------    --------    --------
                                                          $1,215,284    $998,079    $900,347
                                                          ----------    --------    --------
                                                          ----------    --------    --------

     The following is derived from the business segment information in the Company's consolidated financial statements as it relates to the Burlington Group. See Note 2, Related Party Transactions, for a description of the Company's policy for corporate allocations.

     The Burlington Group's portion of the Company's operating profit is as follows:

                                                                   YEAR ENDED DECEMBER 31
                                                                -----------------------------
                                                                 1994       1993       1992
                                                                -------    -------    -------

United States................................................   $45,732    $19,290    $ 1,835
International operations.....................................    23,492     18,681     13,283
                                                                -------    -------    -------
Burlington Group's portion of the Company's segment operating
  profit.....................................................    69,224     37,971     15,118
Corporate expenses allocated to the Burlington Group.........    (4,665)    (4,757)    (4,278)
Pension credit...............................................     --         --           790
                                                                -------    -------    -------
Operating profit.............................................   $64,559    $33,214    $11,630
                                                                -------    -------    -------
                                                                -------    -------    -------

     The Burlington Group's portion of the Company's assets at year end is as follows:

                                                                   AS OF DECEMBER 31
                                                            --------------------------------
                                                              1994        1993        1992
                                                            --------    --------    --------

United States............................................   $284,294    $268,705    $252,648
International operations.................................    188,146     149,989     153,811
                                                            --------    --------    --------
Burlington Group's portion of the Company's assets.......    472,440     418,694     406,459
Burlington Group's portion of corporate assets...........     49,076      13,542      17,564
                                                            --------    --------    --------
          Total assets...................................   $521,516    $432,236    $424,023
                                                            --------    --------    --------
                                                            --------    --------    --------

14. CONTINGENT LIABILITIES

     Under the Coal Industry Retiree Health Benefit Act of 1992 (the 'Act'), the Company and its majority-owned subsidiaries at July 20, 1992, including the Burlington Group included in these financial statements, are jointly and severally liable with the Brink's Group and the Minerals Group for the costs of health care coverage provided for by that Act. For a description of the Act and an estimate of certain of such costs, see Note 13 to the Company's consolidated financial statements. At this time, the Company expects the Minerals Group to generate sufficient cash flow to discharge its obligations under the Act.

     In April 1990, the Company entered into a settlement agreement to resolve certain environmental claims against the Company arising from hydrocarbon contamination at a petroleum terminal facility ('Tankport') in Jersey City, New Jersey, which operations were sold in 1983. Under the settlement agreement, the Company is obligated to pay 80% of the remediation costs. Based on data available to the Company and its environmental consultants, the Company estimates its portion of the cleanup costs

                                     VII-21

                           PITTSTON BURLINGTON GROUP
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

on an undiscounted basis using existing technologies to be between $6,700 and $14,100 over a period of up to five years. Management is unable to determine that any amount within that range is a better estimate due to a variety of uncertainties, which include the extent of the contamination at the site, the permitted technologies for remediation and the regulatory standards by which the clean-up will be conducted. The clean-up estimates have been modified in light of certain regulatory changes promulgated in December 1994.

     The Company commenced insurance coverage litigation in 1990, in the United States District Court for the District of New Jersey, seeking a declaratory judgment that all amounts payable by the Company pursuant to the Tankport obligation were reimbursable under comprehensive general liability and pollution liability policies maintained by the Company. Although the underwriters have disputed this claim, management and its legal counsel believe that recovery is probable of realization in the full amount of the claim. This conclusion is based upon, among other things, the nature of the pollution policies which were broadly designed to cover such contingent liabilities, the favorable state of the law in the State of New Jersey (whose laws have been found to control the interpretation of the policies), and numerous other factual considerations which support the Company's analysis of the insurance contracts and rebut the underwriters' defenses. Accordingly, there is no net liability in regard to the Tankport obligation.

15. SUPPLEMENTAL CASH FLOW INFORMATION

     For the years ended December 31, 1994, 1993 and 1992, cash payments for income taxes, net of refunds received, were $16,980, $12,181 and $5,031, respectively. For the nine months ended September 30, 1995 and 1994 (unaudited), cash payments for income taxes, net of refunds received were $20,821 and $12,923, respectively.

     For the years ended December 31, 1994, 1993 and 1992, cash payments for interest were $4,926, $5,359 and $4,319, respectively. For the nine months ended September 30, 1995 and 1994 (unaudited), cash payments for interest were $3,312 and $4,226, respectively.

16. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     Tabulated below are certain data for each quarter of 1994 and 1993.

                                                                      1ST         2ND         3RD         4TH
                                                                    --------    --------    --------    --------
1994 Quarters:
     Operating revenues..........................................   $261,484    $302,266    $311,925    $339,609
     Gross profit................................................     31,959      48,849      45,010      45,571
     Net income..................................................   $  3,339    $ 11,509    $ 13,438    $ 10,070
Proforma Financial Information:
     Per Pittston Burlington Group Common Share:
          Net income.............................................   $    .18    $    .61    $    .71    $    .53
1993 Quarters:
     Operating revenues..........................................   $230,885    $240,316    $254,769    $272,109
     Gross profit................................................     23,602      31,341      38,161      39,388
     Net income (loss)...........................................   $   (335)   $  2,793    $  6,800    $  6,218
Proforma Financial Information:
     Per Pittston Burlington Group Common Share:
          Net income (loss)......................................   $   (.02)   $    .15    $    .37    $    .33

                                     VII-22

                           PITTSTON BURLINGTON GROUP
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     The financial statements of the Pittston Burlington Group (the 'Burlington Group') include the balance sheets, results of operations and cash flows of Burlington Air Express Inc. ('Burlington') and a portion of The Pittston Company's (the 'Company') corporate assets and liabilities and related transactions which are not separately identified with operations of a specific segment.

     Upon approval of the Brink's Stock Proposal (see 'The Brink's Stock Proposal' in the Proxy Statement), the capital structure of the Company will be modified to include an additional class of common stock. The outstanding shares of Pittston Services Group Common Stock ('Services Stock') will be redesignated as Pittston Brink's Group Common Stock, par value $1.00 per share ('Brink's Stock') and one-half of one share of a new class of common stock identified as Pittston Burlington Group Common Stock, par value $1.00 per share, ('Burlington Stock') will be distributed for each outstanding share of Services Stock. Holders of Pittston Minerals Group Common Stock ('Minerals Stock') will continue to be holders of such stock, which will continue to reflect the performance of the Pittston Minerals Group (the 'Minerals Group'). Brink's Stock is intended to reflect the performance of the Pittston Brink's Group (the 'Brink's Group') and Burlington Stock is intended to reflect the performance of the Burlington Group. This capital structure has been reflected in these financial statements.

     The Burlington Group's financial statements are prepared using the amounts included in the Company's consolidated financial statements. Corporate allocations reflected in these financial statements are determined based upon methods which management believes to be an equitable allocation of such items. The accounting policies applicable to the preparation of the Burlington Group's financial statements may be modified or rescinded at the sole discretion of the Company's Board of Directors (the 'Board') without the approval of the shareholders, although there is no intention to do so.

     If the Brink's Stock Proposal is approved, the Company will provide to holders of Burlington Stock separate financial statements, financial reviews, descriptions of business and other relevant information for the Burlington Group in addition to consolidated financial information of the Company. Notwithstanding the attribution of assets and liabilities (including contingent liabilities) between the Minerals Group, the Brink's Group and the Burlington Group for the purpose of preparing their financial statements, this attribution and the change in the capital structure of the Company as a result of the approval of the Brink's Stock Proposal will not result in any transfer of assets and liabilities of the Company or any of its subsidiaries. Holders of Burlington Stock will be common shareholders of the Company, which will continue to be responsible for all its liabilities. Therefore, financial developments affecting the Minerals Group, the Brink's Group or the Burlington Group that affect the Company's financial condition could affect the results of operations and financial condition of each of the Groups. Since financial developments within one group could affect other groups, all shareholders of the Company could be adversely affected by an event directly impacting only one group. Accordingly, the Company's consolidated financial statements must be read in connection with the Burlington Group's financial statements.

     The following discussion is a summary of the key factors management considers necessary in reviewing the Burlington Group's results of operations, liquidity and capital resources. This discussion should be read in conjunction with the financial statements and related notes of the Company.

RESULTS OF OPERATIONS

     Net income for the Burlington Group for the first nine months of 1995 was $22.6 million compared with $28.3 million in the first nine months of 1994. Operating profit totaled $36.4 million in the first nine months of 1995 compared with $48.5 million in the first nine months of 1994. Net income and operating profits in the first nine months of 1994 benefited from unusually strong operating profits due to substantial additional volumes of freight directed to Burlington during a nationwide trucking strike in the second quarter of 1994, which added an estimated $8 million to operating profit and $5 million to

                                     VII-23
net income for the first nine months of 1994. Revenues for the first nine months of 1995 increased $156.0 million or 18% compared with the same period of last year. Operating expenses and selling, general and administrative expenses for the first nine months of 1995 increased $167.8 million or 20% over the same period last year.

     Net income for the Burlington Group for 1994 was $38.4 million compared with $15.5 million for 1993. Operating profit for 1994 was $64.6 million compared with $33.2 million in 1993. Revenues for 1994 increased $217.2 million compared with 1993. Operating expenses and selling, general and administrative expenses for 1994 increased $186.3 million, which is net of a $.1 million decrease in the allocation of corporate expenses.

     In 1993, net income increased $12.2 million to $15.5 million from $3.3 million in 1992. Operating profit for 1993 was $33.2 million compared with $11.6 million in the prior year. Net income and operating profit in 1992 were positively impacted by a pension credit of $.5 million and $.8 million, respectively, relating to the amortization of the unrecognized initial net pension  asset  at the  date of  adoption of  Statement of  Financial Accounting
Standards No. 87, 'Employers' Accounting for Pensions'. This credit was recognized over the estimated remaining average service life of employees since the date of adoption, which expired at the end of 1992. Revenues for 1993 increased $97.7 million compared with 1992. Operating expenses and selling, general and administrative expenses for 1993 increased $76.2 million.

                                     VII-24

BURLINGTON OPERATIONS

     The following is a table of selected financial data for Burlington on a comparative basis:

                                            NINE MONTHS ENDED
                                               SEPTEMBER 30                   YEARS ENDED DECEMBER 31
                                         ------------------------      --------------------------------------
                                            1995           1994           1994           1993          1992
                                         ----------      --------      ----------      --------      --------
                                             (DOLLARS IN THOUSANDS -- EXCEPT PER POUND/SHIPMENT AMOUNTS)

Revenues:
  Airfreight
     Domestic U.S...................     $  392,017      $417,753      $  565,440      $460,061      $418,372
     International..................        484,853       365,746         518,652       440,239       395,800
                                         ----------      --------      ----------      --------      --------
          Total airfreight..........        876,870       783,499       1,084,092       900,300       814,172
Other...............................        154,817        92,176         131,192        97,779        86,175
                                         ----------      --------      ----------      --------      --------
          Total revenues............      1,031,687       875,675       1,215,284       998,079       900,347
Operating expenses..................        907,696       749,857       1,043,895       865,587       789,354
Selling, general and
  administrative....................         85,911        75,947         105,371        97,332        97,813
                                         ----------      --------      ----------      --------      --------
          Total costs and
            expenses................        993,607       825,804       1,149,266       962,919       887,167
                                         ----------      --------      ----------      --------      --------
Other operating income..............          1,833         2,157           3,206         2,811         1,938
                                         ----------      --------      ----------      --------      --------
Operating profit:
     Domestic U.S...................         20,261        34,141          45,732        19,290         1,835
     International..................         19,652        17,887          23,492        18,681        13,283
                                         ----------      --------      ----------      --------      --------
Operating profit....................     $   39,913      $ 52,028      $   69,224      $ 37,971      $ 15,118
                                         ----------      --------      ----------      --------      --------
                                         ----------      --------      ----------      --------      --------
Depreciation and amortization.......     $   14,659      $ 12,747      $   17,209      $ 15,250      $ 14,379
                                         ----------      --------      ----------      --------      --------
                                         ----------      --------      ----------      --------      --------
Cash capital expenditures...........     $   19,799      $ 17,147      $   23,946      $ 28,253      $  6,623
                                         ----------      --------      ----------      --------      --------
                                         ----------      --------      ----------      --------      --------
Airfreight shipment growth
  rate(a)...........................           9.4%          7.8%            7.6%          4.3%         11.4%
Airfreight weight growth rate(a):
     Domestic U.S...................          (4.2%)        20.9%           19.3%         12.5%          6.3%
     International..................          27.3%         25.5%           25.3%         15.8%         43.8%
     Worldwide......................          10.0%         23.0%           22.1%         14.3%         20.7%
     Worldwide airfreight weight
       (millions of pounds).........          997.8         907.0         1,248.5       1,020.4         893.0
                                         ----------      --------      ----------      --------      --------
Worldwide airfreight shipments......          3,929         3,590           4,805         4,530         4,342
                                         ----------      --------      ----------      --------      --------
Worldwide average airfreight:
     Yield (revenue per pound)......     $    0.879      $  0.864      $    0.868      $  0.882      $  0.912
     Revenue per shipment...........     $      223      $    218      $      226      $    199      $    188
     Weight per shipment (pounds)...            254           253             260           225           206
                                         ----------      --------      ----------      --------      --------
                                         ----------      --------      ----------      --------      --------

------------

 (a) Compared to the same period in the prior year.

                            ------------------------
     Operating profit in the first nine months of 1995 for Burlington was $39.9 million, a $12.1 million decrease from the $52.0 million operating profit reported in the first nine months of 1994. Burlington's results in 1994 benefited from significant additional domestic freight as a result of the nationwide trucking strike, which added an estimated $8 million to 1994 operating profit. Worldwide revenues rose 18% to over $1 billion in the current year period from $875.7 million in the first nine months of 1994. The $156 million increase in revenues resulted largely from a 10% increase in worldwide airfreight

                                     VII-25
pounds shipped, increased other revenue, including import services and ocean freight, and to a lesser extent a slight increase in worldwide average airfreight yields (revenues per pound).

     Domestic airfreight revenues decreased by 6% or $25.7 million to $392 million in the first nine months of 1995 compared to the first nine months of 1994. Domestic operating profit for the first nine months of 1995 totaled $20.3 million compared to $34.1 million in the prior year period. The decreases in revenues and operating profit were due largely to a 4% decrease in domestic airfreight weight and a slight decrease in domestic yields. The decrease in volume was due primarily to the impact of the U.S. trucking strike in the second quarter of 1994, which added substantial additional volume in 1994 and an estimated $8 million to operating profit in the first nine months of 1994.

     International airfreight revenues of $484.9 million in the first nine months of 1995 were $119.2 million or 33% higher than the $365.7 million reported in the prior year period. Operating profit increased $1.8 million to $19.7 million in the first nine months of 1995 compared to $17.9 million in the first nine months of 1994. The increases in revenues and operating profit were primarily due to a 27% increase in international airfreight weight shipped and a modest increase in average yields compared to the prior year period. The increase in volume is largely attributed to improved economic conditions in the international markets and expansion of company-owned operations. Revenues from other international activity and ocean freight increased 67% or $61.4 million to $153.6 million, due to an increase in international shipment volume and a continued expansion of ocean freight services.

     Operating profit of Burlington increased $31.2 million to $69.2 million in 1994 from $38.0 million in 1993. Worldwide revenues rose 22% to $1.2 billion in 1994 from $998.1 million in the prior year. The $217.2 million increase in revenues resulted principally from higher volume in both domestic and international markets.

     In 1994, increased revenues from higher volumes were partially offset by lower average yields. Total airfreight weight shipped worldwide increased 22% to 1,248.5 million pounds in 1994 from 1,020.4 million pounds a year earlier. Worldwide average airfreight yield decreased less than 2% or $.01 to $.87 in 1994 compared with a year earlier. Total operating expenses and selling, general and administrative expenses increased in 1994 compared with 1993 largely resulting from the increased volume of business.

     Domestic U.S. operating profit of $45.7 million for 1994 benefited from volume increases compared to the prior year, a significant portion of which was from increased shipping levels. Such increases were aided by a strong economy and limited lift capacity available to forwarders. Higher volume, in part, also reflected the impact of the 24 day Teamsters strike in 1994. Domestic U.S. operating profit also benefited from growth in the market for heavy airfreight, increased market share, a shift in mix toward Burlington's premium next-day service, and, on a per pound basis, lower private fleet, common carriage and cartage costs. Increased capacity as a result of the fourth quarter 1993 expansion of Burlington's airfreight hub in Toledo, Ohio, as well as the 1994 fleet expansion assisted in increasing efficiency and provided additional capacity in existing and new next morning markets. Gains from increased business volume including a 19% increase in domestic airfreight weight shipped and efficiencies were partially offset by decreased average yields in 1994. Average yields continue to reflect a highly competitive pricing environment.

     International operating results of $23.5 million in 1994 increased from the 1993 level. These operations benefited from a 25% increase in international airfreight weight shipped, partially offset by lower yields, additional costs incurred in connection with offering complete global logistics services, and startup costs incurred in providing services in additional foreign markets. Although export volumes increased during 1994, pricing for U.S. exports was adversely impacted by competitive pricing.

     Operating profit of Burlington increased $22.9 million to $38.0 million in 1993 from $15.1 million in 1992. Worldwide revenues increased $97.8 million or 11% to $998.1 million in 1993 from $900.3 million in 1992. The increase in revenues primarily reflects volume increases only partially offset by lower average yields. Total airfreight weight shipped worldwide for 1993 increased 14% to 1,020.4 million pounds from 893.0 million pounds in 1992. Worldwide average airfreight yield decreased 3% or $.03 to $.88 in 1993 compared to 1992. Total operating expenses increased, while selling, general and administrative expenses decreased in 1993 compared with the prior year. Higher operating expenses resulting from the increased volume of business in 1993 were, however, favorably impacted by increased

                                     VII-26
efficiency in private fleet operations achieved as a result of a fleet upgrade to DC8-71 aircraft replacing B707 aircraft, accomplished by lease transactions at year-end 1992 and in early 1993. During the 1993 fourth quarter, Burlington also completed a 30% expansion of its airfreight hub in Toledo, Ohio. This expansion assisted in increasing efficiency, including higher average weight shipped per container. Selling, general and administrative expenses in 1992 were adversely affected by charges for costs related to organizational downsizing in both domestic and foreign operations.

     Domestic U.S. operating profit of $19.3 million in 1993 increased compared with 1992 largely due to increased volume and lower transportation costs per pound, partially offset by decreased average yields. While average yields decreased in 1993 compared with 1992 reflecting a highly competitive pricing environment, market improvement was evident during the last quarter of 1993 as load factors increased.

     International operating results of $18.7 million in 1993 increased compared with results in 1992. These operations benefited from a 16% increase in international weight shipped, however, such gains were partially offset by lower yields.

FOREIGN OPERATIONS

     A portion of the Burlington Group's financial results is derived from activities in several foreign countries, each with a local currency other than the U.S. dollar. Because the financial results of the Burlington Group are reported in U.S. dollars, they are affected by the changes in the value of the various foreign currencies in relation to the U.S. dollar. The Burlington Group's international activity is not concentrated in any single currency, which limits the risks of foreign currency rate fluctuation. In addition, these rate fluctuations may adversely affect transactions which are denominated in currencies other than the functional currency. The Burlington Group routinely enters into such transactions in the normal course of its business. Although the diversity of its foreign operations limits the risks associated with such transactions, the Company, on behalf of the Burlington Group, uses foreign currency forward contracts to hedge the risk associated with certain transactions denominated in currencies other than the functional currency. Realized and unrealized gains and losses on these contracts are deferred and recognized as part of the specific transaction hedged. In addition, cumulative translation adjustments relating to operations in countries with highly inflationary economies are included in net income, along with all transaction gains or losses for the period.

     Additionally, the Burlington Group is subject to other risks customarily associated with doing business in foreign countries, including economic conditions, controls on repatriation of earnings and capital, nationalization, expropriation and other forms of restrictive action by local governments. The future effects, if any, of such risks on the Burlington Group cannot be predicted.

CORPORATE EXPENSES

     A portion of the Company's corporate general and administrative expenses and other shared services has been allocated to the Burlington Group based upon utilization and other methods and criteria which management believes to be equitable and a reasonable estimate of the cost attributable to the Burlington Group. These allocations were $3.5 million in the first nine months of 1995 and 1994 and $4.7 million, $4.8 million and $4.3 million in 1994, 1993 and 1992, respectively.

OTHER OPERATING INCOME

     Other operating income decreased $.4 million to $1.8 million in the first nine months of 1995 from $2.2 million in the first nine months of 1994. Other operating income increased $.4 million to $3.2 million in 1994 from $2.8 million in 1993 and increased $.9 million in 1993 from $1.9 million in 1992. Other operating income principally includes foreign exchange translation gains and losses, and the changes for the comparable periods are due to fluctuations in such gains and losses.

                                     VII-27

INTEREST INCOME

     Interest income increased $1.9 million to $3.0 million in the first nine months of 1995 from $1.1 million in the first nine months of 1994. The increase is primarily attributed to $1.9 million of additional interest income earned from amounts owed by the Minerals Group in the first nine months of 1995.

INTEREST EXPENSE

     Interest expense for 1994 decreased $2.3 million to $3.8 million from $6.1 million and in 1993 interest expense increased $2.6 million from $3.5 million a year earlier. The decrease in 1994 compared with 1993 was primarily due to significantly lower average borrowings, a portion of which resulted from the redemption in April 1994 of the Company's 9.2% Convertible Subordinated Debentures.

OTHER INCOME (EXPENSE), NET

     Other net expense improved by $.6 million to a net expense of $.9 million in the first nine months of 1995 from a net expense of $1.5 million in the first nine months of 1994. In 1994, other net expense increased by $1.5 million to a net expense of $1.6 million in 1994 from $.1 million in 1993. In 1993 other net expense improved by $.3 million from $.4 million in 1992. In first nine months of 1994, $1.2 million of expenses was recognized on the Company's redemption of its 9.2% Convertible Subordinated Debentures, which was allocated to the Burlington Group. Other changes for the comparable periods are largely due to fluctuations in foreign translation losses.

INCOME TAXES

     In 1994 the provision for income taxes exceeded the statutory federal income tax rate of 35% primarily due to provisions for state income taxes and goodwill amortization, partially offset by lower taxes on foreign income. In 1993 and 1992, the provision for income taxes exceeded the statutory federal income tax rate of 35% in 1993 and 34% in 1992 primarily because of provisions for state income taxes and goodwill amortization.

FINANCIAL CONDITION

     A portion of the Company's corporate assets and liabilities has been attributed to the Burlington Group based upon utilization of the shared services from which assets and liabilities are generated, which management believes to be equitable and a reasonable estimate of the cost attributable to the Burlington Group.

     Corporate assets which were allocated to the Burlington Group consisted primarily of pension assets and deferred income taxes and amounted to $49.1 million and $13.5 million at December 31, 1994 and 1993, respectively.

CASH FLOW PROVIDED BY OPERATING ACTIVITIES

     In the first nine months of 1995 operating activities provided cash of $13.2 million, while operating activities provided cash of $76.9 million in the first nine months of 1994. The decrease occurred principally as a result of additional investment in working capital at Burlington. Such requirements primarily reflected initial working capital needs of recently acquired foreign subsidiaries, a relatively larger seasonal volume increase and increased international revenues, which tend to have longer payment terms.

     Cash provided by operating activities totaled $103.8 million in 1994, increasing from $45.3 million in 1993. The net increase in 1994 compared with 1993 was due to the increase in net income in 1994 and a significant increase in net cash provided by operating assets and liabilities. Cash generated from operations exceeded cash requirements for investing and financing activities including $55.7 million loaned to the Minerals Group and, as a result, cash and cash equivalents increased $5.1 million during 1994 to a year-end total of $18.4 million.

                                     VII-28

CAPITAL EXPENDITURES

     Cash capital expenditures for the first nine months of 1995 totaled $19.9 million. For the full year 1995, capital expenditures are projected to approximate $40 million. Cash capital expenditures totaled $24.0 million in 1994. An additional $1.0 million of expenditures were made for the year 1994 through capital and operating leases. A portion of the capital expenditures made during the first nine months of 1995 included expenditures to support new airfreight stations and implementation of new information systems. Capital expenditures were primarily for replacement and maintenance of current ongoing business operations.

     Cash capital expenditures during the first nine months of 1995 and during the year 1994 were funded by cash flow from operating activities, with any shortfalls financed through the Company by borrowings under its revolving credit agree ments or short-term borrowing arrangements, which were thereby attributed to the Burlington Group.

FINANCING

     Gross capital expenditures in 1995 are currently expected to increase over 1994 levels. The increase is expected to result largely from expenditures supporting new airfreight stations and implementation of new information systems. Capital expenditures in 1996 are estimated to approximate $40 million. These expenditures will be primarily for maintenance and replacement, when necessary, of current business operations, including information systems. The Burlington Group intends to fund such expenditures through cash flow from operating activities or through operating leases if the latter are financially attractive. Any shortfalls will be financed through the Company's revolving credit agreements or short-term borrowing arrangements or borrowings from the Brink's Group or the Minerals Group.

     In March 1994, the Company entered into a $350 million credit agreement with a syndicate of banks (the 'New Facility'), replacing the Company's previously existing $250 million of revolving credit agreements. The New Facility includes a $100 million term loan, which matures in May 2000. The New Facility also permits additional borrowings, repayments and reborrowings of up to an aggregate of $250 million until May 2000. Interest on borrowings under the New Facility is payable at rates based on prime, certificate of deposit, Eurodollar or money market rates. At September 30, 1995 and December 31, 1994, borrowings of $100 million were outstanding under the term loan portion of the New Facility. Additional borrowings under the remainder of the facility totaled $7.0 million and $9.4 million at September 30, 1995 and December 31, 1994, respectively. Of the total amount outstanding under the New Facility at September 30, 1995 and December 31, 1994, $23.4 million was attributed to the Burlington Group.

     Under the terms of some of its debt instruments, the Company has agreed to various restrictions relating to the payment of dividends, the repurchase of capital stock, the maintenance of consolidated net worth, and the amount of additional funded debt which may be incurred. Allowable restricted payments for dividends and stock repurchases aggregated $225 million at September 30, 1995. Under the terms of the New Facility the Company has agreed to maintain at least $300 million of Consolidated Net Worth, as defined, and can incur additional indebtedness of approximately $400 million as of September 30, 1995.

DEBT

     Total debt outstanding for the Burlington Group amounted to $76.4 million at September 30, 1995 and $51.6 million at year-end 1994. At September 30, 1995 and December 31, 1994, no portion of such debt was payable to either the Brink's Group or the Minerals Group. During the first nine months of 1995 cash required for operating activities and investing activities was less than amounts received from the Minerals Group, and as a result, net cash required from external borrowings totaled $15.9 million. During 1994, cash generated from operations was less than cash requirements for investing activities and funding the Minerals Group, and as a result, net cash required from external borrowings totaled $1.3 million.

                                     VII-29

RELATED PARTY TRANSACTIONS

     At September 30, 1995, the Minerals Group owed the Burlington Group $38.7 million, a $3.8 million decrease from the $42.5 million owed at December 31, 1994.

     At September 30, 1995, the Burlington Group owed the Minerals Group $19.2 million for tax benefits, of which $14.0 million is expected to be paid within one year.

OFF-BALANCE SHEET INSTRUMENTS

     The Burlington Group utilizes various off-balance sheet financial instruments, as discussed below, to hedge its foreign currency and other market exposures. The risk that counterparties to such instruments may be unable to perform is minimized by limiting the counterparties to major financial institutions. The Burlington Group does not expect any losses due to such counterparty default.

     Foreign currency forward contracts -- The Company enters into foreign currency forward contracts with a duration of 30 to 60 days as a hedge against accounts payable denominated in various currencies. These contracts do not subject the Company to risk due to exchange rate movements because gains and losses on these contracts offset losses and gains on the payables being hedged. At December 31, 1994, the total contract value of foreign currency forward contracts outstanding was $7.4 million. As of such date, the fair value of the foreign currency forward contracts was not significant.

     Fuel contracts -- The Services Group has hedged a portion of its jet fuel requirements through a swap contract. At December 31, 1994, the notional value of the jet fuel swap, aggregating 12.5 million gallons, through March 31, 1995, was $6.5 million. In addition, the Company has entered into several commodity option transactions that are intended to protect against significant increases in jet fuel prices. These transactions, aggregate 23.3 million gallons with a notional value of $15.8 million and are applicable throughout 1995 in amounts ranging from 3.5 million gallons per month in the first quarter of 1995 to 2.1 million gallons per month in the fourth quarter of 1995. The Company has also entered into a collar transaction applicable to 7.2 million gallons that provides a minimum and maximum per gallon price. This transaction is settled monthly based upon the average of the high and low prices during each period.

     The fair value of these fuel hedge transactions may fluctuate over the course of the contract period due to changes in the supply and demand for oil and refined products. Thus, the economic gain or loss, if any, upon settlement of the contracts may differ from the fair value of the contracts at an interim date. At December 31, 1994, the fair value of these contracts was not significant.

     Interest rate contracts -- In connection with the aircraft leasing by Burlington in 1993, the Company entered into interest rate cap agreements. These agreements have a notional amount of $60 million and cap the Company's interest rate on certain aircraft leases at 8.5% through April 1, 1996. At December 31, 1994, the fair value of these contracts was not significant.

CONTINGENT LIABILITIES

     Under the Coal Industry Retiree Health Benefit Act of 1992 (the 'Health Benefit Act'), the Company and its majority-owned subsidiaries at July 20, 1992, including the Burlington Group are jointly and severally liable with the Minerals Group and the Brink's Group for the costs of health care coverage provided for by that Act. For a description of the Health Benefit Act and a calculation of certain of such costs, see Note 13 to the Company's consolidated financial statements. At this time, the Company expects the Minerals Group to generate sufficient cash flow to discharge its obligations under the Act.

     In April 1990, the Company entered into a settlement agreement to resolve certain environmental claims against the Company arising from hydrocarbon contamination at a petroleum terminal facility ('Tankport') in Jersey City, New Jersey, which operations were sold in 1983. Under the settlement agreement, the Company is obligated to pay 80% of the remediation costs. Based on data available to the Company and its environmental consultants, the Company estimates its portion of the cleanup costs on an undiscounted basis using existing technologies to be between $6.7 million and $14.1 million over a period of up to five years. Management is unable to determine that any amount within that range is a

                                     VII-30
better estimate due to a variety of uncertainties, which include the extent of the contamination at the site, the permitted technologies for remediation and the regulatory standards by which the cleanup will be conducted. The cleanup estimates have been modified in light of certain regulatory changes promulgated in December 1994.


     The Company commenced insurance coverage litigation in 1990, in the United States District Court for the District of New Jersey, seeking a declaratory judgment that all amounts payable by the Company pursuant to the Tankport obligation were reimbursable under comprehensive general liability and pollution liability policies maintained by the Company. In August 1995 the District Court ruled on various Motions for Summary Judgement. In its decision, the Court found favorably for the Company on several matters relating to the comprehensive general liability policies but concluded that the pollution liability policies did not contain pollution coverage for the types of claims associated with the Tankport site. Management and its outside legal counsel continue to believe, however, that recovery of a substantial portion of the cleanup costs will ultimately be probable of realization. Accordingly, management is revising its earlier belief that there is no net liability for the Tankport obligation, and it is the Company's belief that, based on estimates of potential liability and probable realization of insurance recoveries, the Company would be liable for approximately $1.4 million based on the Court's decision and related developments of New Jersey law.


DIVIDENDS

     The Board intends to declare and pay dividends on Burlington Stock based on the earnings, financial condition, cash flow and business requirements of the Burlington Group. Since the Company remains subject to Virginia law limitations on dividends and to dividend restrictions in its public debt and bank credit agreements, losses by the Minerals Group or the Brink's Group could affect the Company's ability to pay dividends in respect of stock relating to the Burlington Group.

     In January 1994, the Company issued 161,000 shares or $80.5 million of a new series of convertible preferred stock, which is convertible into Minerals Stock, to finance a portion of a coal acquisition. While the issuance of the preferred stock had no effect on the capitalization of the Burlington Group, annual cumulative dividends of $31.25 per share of convertible preferred stock are payable quarterly, in cash, out of all funds of the Company legally available therefore, when, as and if declared by the Board, which commenced March 1, 1994. Such stock also bears a liquidation preference of $500 per share plus an amount equal to accrued and unpaid dividends thereon.

PENDING ACCOUNTING CHANGE

     The Burlington Group is required to implement a new accounting standard for long-lived assets -- Statement of Financial Accounting Standards ('SFAS') No. 121 -- in 1996. SFAS No. 121 requires companies to utilize a two-step approach to determining whether impairment of long-lived assets has occurred and, if so, the amount of such impairment. The Burlington Group has not yet determined the effect of adopting SFAS No. 121.

                                     VII-31

                                                                      ANNEX VIII

                              THE PITTSTON COMPANY

DESCRIPTION OF BUSINESSES

     As used herein, the 'Company' includes The Pittston Company ('Pittston') and its direct and indirect subsidiaries, except as otherwise indicated by the context. The Company's reportable industry segments for 1994 are Burlington Air Express, Brink's, BHS, Coal and Mineral Ventures. See Note 16 to the Company's Consolidated Financial Statements set forth in Annex IX hereto. The information set forth with respect to 'Business' and 'Properties' is as of September 30, 1995 except where an earlier or later date is expressly stated. Nothing herein should be considered as implying that such information is correct as of any date other than September 30, 1995, except as so stated or indicated by the context.

     Activities relating to the Burlington segment are carried on by Burlington Air Express Inc. and its subsidiaries and certain affiliates and associated companies in foreign countries (together, 'Burlington'). Activities relating to the Brink's segment (which includes armored car, air courier and related services) are carried on by Brink's, Incorporated and its subsidiaries and certain affiliates and associated companies in foreign countries (together, 'Brink's'). Activities relating to the BHS segment are carried on by Brink's Home Security, Inc. ('BHS'). Activities relating to the Coal segment are carried on by certain subsidiaries (together, 'Coal operations') of the Company engaged in the mining, preparation and marketing of bituminous coal, the purchase of coal for resale and the sale and leasing of coal lands to others. Activities relating to Mineral Ventures are carried on by Pittston Mineral Ventures Company and its subsidiaries.

     The Company has a total of approximately 25,350 employees.

                            PITTSTON SERVICES GROUP

     Pittston Services Group (the 'Services Group') consists of the air freight and logistics management services of Burlington, the armored car business of Brink's and the home security business of BHS.

                                   BURLINGTON

GENERAL

     Burlington is primarily engaged in North American overnight and international time definite air and sea transportation, freight forwarding and logistics management services and international customs brokerage. In conducting its forwarding business, Burlington generally picks up or receives freight shipments from its customers, consolidates the freight of various customers into shipments for common destinations, arranges for the transportation of the consolidated freight to such destinations (using either commercial carriers or, in the case of most of its domestic and Canadian shipments, its own aircraft fleet and hub sorting facility) and, at the destinations, distributes the consolidated shipments and effects delivery to consignees. In international shipments, Burlington also frequently acts as customs broker facilitating the clearance of goods through customs at international points of entry. Burlington provides transportation customers with logistics services and operates warehouse and distribution facilities in several countries.

     Burlington specializes in highly customized global freight forwarding and logistics services. It has concentrated on providing service to customers with significant logistics needs, such as manufacturers of computer and electronics equipment. Burlington offers its customers a variety of service and pricing alternatives for their shipments, such as overnight delivery or second-day delivery in North America. Worldwide, a variety of ancillary services, such as shipment tracking, inventory control and management reports are also provided. Internationally, Burlington offers a similar variety of services with ocean, door-to-door delivery and standard and expedited air freight services.

     Burlington provides air freight service to all major United States cities as well as most foreign countries through its network of company-operated stations and agent locations in 117 countries.

                                     VIII-1

Burlington markets its services primarily through its direct sales force and also employs other marketing methods, including print media advertising and direct mail campaigns. The pickup and delivery of freight are accomplished principally by independent contractors.

     Burlington's computer system, ARGUS+'c', is a satellite-based, worldwide communications system which, among other things, provides continuous worldwide tracking and tracing of shipments and various data for management information reports, enabling customers to improve efficiency and control costs. Burlington also utilizes an image processing system to centralize airbill and related document storage in Burlington's computer for automated retrieval by any Burlington office. Burlington is in the process of developing a positive tracking system that will utilize bar code technology and hand-held scanners.

     Burlington's air freight business has tended to be seasonal, with a significantly higher volume of shipments generally experienced during March, June and the period August through November than during the other periods of the year. The lowest volume of shipments has generally occurred in January and February.

AIRCRAFT OPERATIONS

     Burlington utilizes a fleet of 34 leased aircraft providing regularly scheduled service throughout the United States and certain destinations in Canada from its freight sorting hub in Toledo, Ohio. Burlington's fleet is also used for charters and to serve other international markets from time to time. The fleet and hub are primarily dedicated to providing reliable next-day service for domestic and Canadian air cargo customers. At September 30, 1995, Burlington utilized 15 DC8's (including ten DC8-71 aircraft) and two B727's under leases for terms expiring between 1995 and 1999. Seventeen additional cargo aircraft including two DC8-71 and six B727-200 aircraft were under lease at September 30, 1995, for terms of less than two years. Based on the current state of the aircraft leasing market, Burlington believes that it should be able to renew these leases or enter into new leases on terms reasonably comparable to those currently in effect. Pittston has guaranteed Burlington's obligations under certain of these leases covering six aircraft. The actual operation and routine maintenance of the aircraft leased by Burlington is contracted out, normally for two- to three-year terms, to federally certificated operators which supply the pilots and other flight services.

     The nightly lift capacity in operation at September 30, 1995, was approximately 2.4 million pounds, calculated on an average freight density of
7.5 pounds per cubic foot. Burlington's nightly lift capacity varies depending upon the number and type of planes operated by Burlington at any particular time. Including trucking capacity available to Burlington, the aggregate cargo capacity through the hub at September 30, 1995, was approximately 3.3 million pounds.

     Under its aircraft leases, Burlington is generally responsible for all the costs of operating and maintaining the aircraft, including any special maintenance or modifications which may be required by Federal Aviation Administration ('FAA') regulations or orders. See 'Government Regulation' below. In 1994, Burlington spent approximately $15 million on routine heavy maintenance of its aircraft fleet. Burlington has made provision in its financial statements for the expected costs associated with aircraft operations and maintenance which it believes to be adequate; however, unanticipated maintenance costs or required aircraft modifications could adversely affect Burlington's profitability.

     The average airframe age of the fleet leased by Burlington under leases with terms longer than two years is 28 years, although factors other than age, such as cycles (i.e., numbers of takeoffs and landings) can have a significant impact on an aircraft's serviceability. Generally, cargo aircraft tend to have fewer cycles than passenger aircraft over comparable time periods because they have fewer flights per day and longer flight segments.

     Fuel costs are a significant element of the total costs of operating Burlington's aircraft fleet. For each one cent per gallon increase or decrease in the price of jet fuel, Burlington's airline operating costs may increase or decrease approximately $60,000 per month. In order to protect against price increases in jet fuel, from time to time Burlington enters into hedging and other agreements, including swap contracts and options.

                                     VIII-2

     Fuel prices are subject to the world, as well as local, market conditions. It is not possible to predict the impact of future conditions on fuel prices and fuel availability. Competition in the airfreight industry is such that no assurance can be given that any future increases in fuel costs (including taxes relating thereto) will be recoverable in whole or in part from customers.

     Burlington has a lease expiring in October 2013 with the Toledo-Lucas County Port Authority covering its freight sorting hub and related facilities (the 'Hub') at Toledo Express Airport in Ohio. The Hub consists of various facilities, including a technologically advanced material handling system which is capable of sorting approximately one million pounds of freight per hour.

CUSTOMERS

     Burlington's domestic and foreign customer base includes thousands of industrial and commercial shippers, both large and small. Burlington's customer base includes major companies in the automotive, computer, electronics, fashion, pharmaceutical and other industries where rapid delivery of high-value products is required. In 1994, Burlington's largest single customer accounted for less than 3% of its total worldwide revenues. Burlington does not have long-term, noncancellable contracts with any of its customers.

COMPETITION

     The air and sea freight forwarding and logistics industry has been and is expected to remain highly competitive. The principal competitive factors in both domestic and international markets are price, the ability to provide consistently fast and reliable delivery of shipments and the ability to provide ancillary services such as warehousing, distribution, shipment tracking and sophisticated information systems and reports. There is aggressive price competition in the domestic air freight market, particularly for the business of high volume shippers. Burlington competes with other integrated air freight companies that operate their own aircraft, as well as with air freight forwarders, express delivery services, passenger airlines and other transportation companies. Domestically, Burlington also competes with package delivery services provided by ground transportation companies, including trucking firms and surface freight forwarders, which offer specialized overnight services within limited geographical areas. As a freight forwarder to, from and within international markets, Burlington also competes with government-owned or subsidized passenger airlines and ocean shipping companies. In logistics services, Burlington competes with many third party logistics providers.

GOVERNMENT REGULATION

     The air transportation industry is subject to Federal regulation under the Federal Aviation Act of 1958, as amended, and pursuant to that statute, the Department of Transportation ('DOT') may exercise regulatory authority over Burlington. Although Burlington itself is exempt from most DOT economic regulations because it is an air freight forwarder, the operation of its aircraft is subject directly or indirectly to FAA airworthiness directives and other safety regulations and its Toledo, Ohio, hub operations are directly affected by the FAA.

     Federal statutes authorize the FAA, with the assistance of the Environmental Protection Agency ('EPA'), to establish aircraft noise standards. Under the National Emissions Standards Act of 1967, as amended by the Clean Air Act Amendments of 1970, and the Airport Noise and Capacity Act of 1990 (the 'Noise Act'), the administrator of the EPA is authorized to issue regulations setting forth standards for aircraft emissions. Although the Federal government generally regulates aircraft noise, local airport operators may, under certain circumstances, regulate airport operations based on aircraft noise considerations. If airport operators were to restrict arrivals or departures during certain nighttime hours to reduce or eliminate air traffic noise for surrounding home areas at airports where Burlington's activities are centered, Burlington would be required to serve those airports with Stage III equipment.

     The Noise Act requires that aircraft not complying with Stage III noise limits be phased out by December 31, 1999. The Secretary of Transportation may grant a waiver if it is in the public interest and if the carrier has at least 85% of its aircraft in compliance with Stage III noise levels by July 1, 1999, and has a plan with firm orders for making all of its aircraft comply with such noise levels not later than

                                     VIII-3

December 31, 2003. No waiver may permit the operation of Stage II aircraft in the United States after December 31, 2003.

     The Noise Act requires the FAA to promulgate regulations setting forth a schedule for the gradual phase-out of Stage II aircraft. The FAA has adopted rules requiring each 'U.S. operator' to reduce the number of its Stage II aircraft by 25% by the end of 1994, by 50% by the end of 1996, and by 75% by the end of 1998.

     The Noise Act imposes certain conditions and limitations on an airport's right to impose new noise or access restrictions on Stage II and Stage III aircraft but exempts present and certain proposed regulations from those requirements.

     Twelve  of the  17 aircraft  in Burlington's  fleet held  under longer term leases now comply with the Stage III limits. Through 1999, Burlington anticipates either modifying or hush-kitting two DC8-63 aircraft which currently do not comply with Stage III limits, leasing additional aircraft that do not meet Stage III limits and hush-kitting such planes as required, or acquiring aircraft that meet Stage III noise standards. Burlington projects that the cost of modifying or hush-kitting the remaining aircraft with remaining lease terms of more than two years in its fleet would range from $5 million to $10 million in the aggregate. In the event that additional expenditures would be required or costs were to be incurred at a rate faster than expected, Burlington could be adversely affected. Ten of the DC8 cargo aircraft leased by Burlington have been re-engined with CFM 56-2C1 engines which comply with Stage III noise standards.

     Ground transportation and logistics services provided by Burlington are generally exempt from regulation by the Interstate Commerce Commission. Burlington, however, is subject to various other requirements and regulations in connection with the operation of its motor vehicles, including certain safety regulations promulgated by DOT and state agencies.

INTERNATIONAL OPERATIONS

     Burlington's international operations accounted for approximately 53% of its revenues in 1994. Included in international operations are export shipments from the United States.

     Burlington is continuing to develop import/export and logistics business between shippers and consignees in countries other than the United States. Burlington currently serves most foreign countries, 117 of which are served by Burlington's network of company-operated stations and agent locations. Burlington has agents and sales representatives in many overseas locations, although such agents and representatives are not subject to long-term, noncancellable contracts.

     A significant portion of Burlington's financial results is derived from activities in several foreign countries, each with a local currency other than the U.S. dollar. Because the financial results of Burlington are reported in U.S. dollars, they are affected by the changes in the value of the various foreign currencies in relation to the U.S. dollar. Burlington's international activity is not concentrated in any single currency, which limits the risks of foreign rate fluctuation. In addition, foreign currency rate fluctuations may adversely affect transactions which are denominated in currencies other than the functional currency. Burlington routinely enters into such transactions in the normal course of its business. Although the diversity of its foreign operations limits the risks associated with such transactions, Burlington uses foreign exchange forward contracts to hedge the risk associated with certain transactions denominated in currencies other than the functional currency. In addition, Burlington is subject to the risks customarily attendant upon operations owned by United States companies in countries outside the United States, including local economic conditions, controls on repatriation of earnings and capital, nationalization, expropriation and other forms of restrictive action by local governments. The future effects of such risks on Burlington cannot be predicted.

EMPLOYEE RELATIONS

     Burlington and its subsidiaries have approximately 6,500 employees worldwide, of whom about 1,500 are classified as part-time. Approximately 175 of these employees (principally customer service, clerical and/or dock workers) in Burlington's stations at John F. Kennedy Airport, New York; Secaucus,

                                     VIII-4

New Jersey; Minneapolis, Minnesota; and Toronto, Canada are represented by labor unions, which in most cases are affiliated with the International Brotherhood of Teamsters. The collective bargaining agreements covering such employees expire at various times in 1995 and 1996. Burlington has not experienced any strike or work stoppage to date in 1995 and considers its employee relations satisfactory.

     Substantially all of Burlington's cartage operations are conducted by independent contractors, and the flight crews for its aircraft are employees of the independent airline companies which operate such aircraft.

PROPERTIES

     Burlington operates 258 (113 domestic and 145 international) stations with Burlington personnel, and has agency agreements at an additional 230 (57 domestic and 173 international) stations. These stations are located near primary shipping areas, generally at or near airports. Burlington-operated stations, which generally include office space and warehousing facilities, are located in 47 states and Puerto Rico. Burlington-operated facilities are located in 26 countries. Most stations serve not only the city in which they are located, but also nearby cities and towns. Nearly all Burlington-operated stations are held under lease. The Hub in Toledo, Ohio, is held under a lease expiring in 2013, with rights of renewal for three five-year periods. Other facilities, including the corporate headquarters in Irvine, California, are held under leases having terms of one to ten years.

     Burlington owns or leases, in the United States and Canada, a fleet of approximately 230 automobiles as well as 166 vans and trucks utilized in station work or for hauling freight between airport facilities and Burlington's stations.

                                    BRINK'S

GENERAL

     The major activities of Brink's are contract-carrier armored car, automated teller machine ('ATM'), air courier, coin wrapping, and currency and deposit processing services. Brink's serves customers through 145 branches in the United States and 39 branches in Canada. Service is also provided through subsidiaries, affiliates and associated companies in 45 countries outside the United States and Canada. These international operations contributed approximately 40% of Brink's total reported 1994 operating profit. Brink's ownership interest in these companies varies from approximately 5% to 100%; in some instances local laws limit the extent of Brink's interest.

     Representative customers include banks, commercial establishments, industrial facilities, investment banking and brokerage firms and government agencies. Brink's provides its individualized services under separate contracts designed to meet the distinct transportation and security requirements of its customers. These contracts are usually for an initial term of one year or less, but generally continue in effect thereafter until canceled by either party.

     Brink's armored car services include transportation of money from industrial and commercial establishments to banks for deposit, and transportation of money, securities and other negotiable items and valuables between commercial banks, Federal Reserve Banks and their branches and correspondents, and brokerage firms. Brink's also transports new currency, coins and precious metals for the United States Mint, the Federal Reserve System and the Bank of Canada. For transporting money and other valuables over long distances, Brink's offers a combined armored car and air courier service linking many cities in the United States and abroad. Brink's does not own or operate any aircraft, but uses regularly scheduled or chartered aircraft in connection with its air courier services.

     In addition to its armored car pickup and delivery services, Brink's provides payroll services, change services, coin wrapping services, currency and deposit processing services, automated teller machine services, safes and safe control services, check cashing and pickup and delivery of valuable air cargo shipments. In certain geographic areas Brink's transports canceled checks between banks or between a clearing house and its member banks. Brink's is developing a product called CompuSafe'tm'

                                     VIII-5
designed to streamline the handling and management of cash receipts for the convenience store and gas station market. Pilot tests are under way in several test markets in the United States.

     Brink's operates a worldwide specialized diamond and jewelry transportation business and has offices in the major diamond and jewelry centers of the world, including Antwerp, Tel Aviv, Hong Kong, New York, Bombay and Tokyo.

     A wholly owned subsidiary, Brink's SFB Solutions, Inc., operates a business, acquired in 1992, that develops highly flexible deposit processing and vault management software systems for the financial service industry and its own locations. Brink's offers a total processing package and the ability to tie together a full range of cash vault, ATM, transportation, storage, processing, inventory management and reporting services. Brink's believes that its processing and information capabilities differentiate its currency and deposit processing services from its competitors and enable Brink's to take advantage of the trend by banks, retail business establishments and others to outsource vaulting and cash room operations.

     Brink's activities outside of North America are organized into three regions: Europe, Latin America and Asia/Pacific. In Europe wholly owned subsidiaries of Brink's operate in Switzerland and the United Kingdom and in the diamond and jewelry business in Belgium, Italy and the United Kingdom. Brink's has a 70% interest in a subsidiary in Israel, a 65% general partnership interest in Brink's-Nedlloyd VOF in the Netherlands and a majority interest in a subsidiary in Greece. Brink's also has ownership interests ranging from 24.5% to 50% in affiliates operating in Belgium, France, Germany, Ireland, Italy, Jordan and Luxembourg. In Latin America a wholly owned subsidiary operates in Brazil. Brink's owns a 60% interest in subsidiaries in Chile and Bolivia, 50.5% interest in a subsidiary in Columbia and a 20% interest in a Mexican company, Servicio Pan Americano de Proteccion, S.A., which operates one of the world's largest security transportation services with over 1,700 armored vehicles. Brink's also has ownership interests ranging from 5% to 49% in affiliates operating in Panama, Peru and Venezuela. In the Asia/Pacific region a wholly owned subsidiary of Brink's operates in Australia, and majority owned subsidiaries operate in Hong Kong, Japan and Singapore. Brink's also has minority interests in affiliates in India, Pakistan and Thailand and a 50% ownership interest in an affiliate in Taiwan.

COMPETITION

     Brink's is the oldest and largest armored car service company in the United States and most of the countries it operates in. The foreign subsidiaries, affiliates and associates of Brink's compete with numerous armored car and courier service companies in many areas of operation. In the United States, Brink's presently competes with two companies which operate numerous branches nationally and with many regional and smaller local companies. Brink's believes that its service, high quality insurance coverage and company reputation (including the name 'Brink's') are important competitive factors. However, the cost of service is in many instances the controlling factor in obtaining and retaining customers. While Brink's cost structure is generally competitive, certain competitors of Brink's have lower costs primarily as a result of lower wage and benefit levels.

     See also 'Government Regulation' below.

SERVICE MARK, PATENTS AND COPYRIGHTS

     Brink's is a registered service mark of Brink's, Incorporated in the United States and in certain foreign countries. The Brink's mark and name are of material significance to Brink's business. Brink's owns patents with respect to certain coin sorting and counting machines and armored truck design. Brink's holds copyrights on certain software systems developed by Brink's.

INSURANCE

     Brink's carries insurance coverage for losses. Insurance policies cover liability for loss of various types of property entrusted to Brink's from any cause except war and nuclear risk. The various layers of insurance are covered by different groups of participating underwriters. Such insurance is obtained by

                                     VIII-6

Brink's at rates and upon terms negotiated periodically with the underwriters. The loss experience of Brink's and, to some extent, other armored carriers affects premium rates charged to Brink's. A significant hardening of the insurance market coupled with industry loss experience in recent years has resulted in premium increases. The availability of quality and reliable insurance coverage is an important factor in the ability of Brink's to obtain and retain customers. Quality insurance is available to Brink's in major markets although the premiums charged are subject to fluctuations depending on market conditions. Less expensive armored car and air courier all-risk insurance is available, but these policies typically contain unacceptable operating warranties and limited customer protection.

GOVERNMENT REGULATION

     As an interstate carrier, Brink's is subject to regulation in the United States by the Interstate Commerce Commission ('ICC'). ICC jurisdiction includes, among other things, authority over the issuance of operating rights to transport various commodities. The operations of Brink's are also subject to regulation by the United States Department of Transportation with respect to safety of operation and equipment. Intrastate and intraprovince operations in the United States and Canada are subject to regulation by state and by Canadian Dominion and provincial regulatory authorities. Recent federal legislation may further ease entry requirements for armored car and other companies in domestic markets by essentially limiting ICC and State oversight to issues of safety and financial responsibility.

EMPLOYEE RELATIONS

     Brink's has approximately 8,100 employees in North America (including approximately 3,000 classified as part-time employees), of whom approximately 60% are members of armored car crews. Brink's has approximately 6,900 employees outside North America. In the United States, two locations are covered by collective bargaining agreements. At September 30, 1995, Brink's was a party to two United States and thirteen Canadian collective bargaining agreements with various local unions covering approximately 1,250 employees, most of whom (for the most part members of unions affiliated with the International Brotherhood of Teamsters) are employees in Canada. Negotiations are continuing for one agreement that expired in 1994. One agreement expired in 1995 and the remainder will expire thereafter.

     Brink's experienced a nine-week strike in British Columbia in 1994 which was settled on favorable terms. Brink's experienced a five day strike in Ontario in 1995 which was settled on favorable terms. Brink's believes that its employee relations are generally satisfactory.

PROPERTIES

     Brink's owns 24 branch offices and holds under lease an additional 185 branch offices, located in 38 states, the District of Columbia, the Commonwealth of Puerto Rico and nine Canadian provinces. Such branches generally include office space and garage or vehicle terminals, and serve not only the city in which they are located but also nearby cities. Brink's corporate headquarters in Darien, Connecticut, is held under a lease expiring in 2000, with an option to renew for an additional five-year period. The leased branches include 100 facilities held under long-term leases, while the remaining 85 branches are held under short-term leases or month-to-month tenancies.

     Brink's owns or leases, in the United States and Canada, approximately 1,800 armored vehicles, 230 panel trucks and 225 other vehicles which are primarily service cars. In addition, approximately 3,100 Brink's-owned safes are located on customers' premises. The armored vehicles are of bullet-resistant construction and are specially designed and equipped to afford security for crew and cargo. Brink's subsidiaries and affiliated and associated companies located outside the United States and Canada operate approximately 4,300 armored vehicles.

                                     VIII-7

                                      BHS

GENERAL

     BHS is engaged in the business of installing, servicing and monitoring electronic security systems primarily in owner-occupied, single-family residences. At September 30, 1995, BHS was monitoring approximately 361,000 systems, including approximately 59,000 new subscribers since December 31, 1994, and was servicing 50 metropolitan areas in 29 states, the District of Columbia and Canada. Three of these areas were added during 1995.

     BHS markets its alarm systems primarily through media advertising, inbound telemarketing and a direct sales force. BHS also markets its systems directly to home builders and has entered into several contracts which extend through 1995.

     BHS employees install and service the systems from local BHS branches. Subcontractors are utilized in some service areas. BHS does not manufacture any of the equipment used in its security systems; instead, it purchases such equipment from a small number of suppliers. Equipment inventories are maintained at each branch office.

     BHS's security system consists of sensors and other devices which are installed at a customer's premises. The equipment is designed to signal intrusion, fire and medical alerts. When an alarm is triggered, a signal is sent by telephone line to BHS's central monitoring station near Dallas, Texas. The monitoring station has been designed and constructed to meet the specifications of Underwriters' Laboratories, Inc. ('UL') and is UL listed for residential monitoring. A backup monitoring center in Arlington, Texas, protects against a catastrophic event at the primary monitoring center. In the event of an emergency, such as fire, flood, major interruption in telephone service, or any other calamity affecting the primary facility, monitoring operations can be transferred to the backup facility.

     BHS's alarm service contracts contain provisions limiting BHS's liability to its customers. Courts have, from time to time, upheld such provisions, but there can be no assurance that the limitations contained in BHS's agreements will be enforced according to their terms in any or all cases. The nature of the service provided by BHS potentially exposes it to greater risks of liability than may be borne by other service businesses. However, BHS has not experienced any major liability losses. BHS carries insurance of various types, including general liability and errors and omissions insurance, to protect it from product deficiencies and negligent acts of its employees. Certain of BHS's insurance policies and the laws of some states limit or prohibit insurance coverage for punitive or certain other kinds of damages arising from employees' misconduct.

REGULATION

     BHS and its personnel are subject to various Federal, state and local consumer protection, licensing and other laws and regulations. BHS's business relies upon the use of telephone lines to communicate signals, and telephone companies are currently regulated by both the Federal and state governments. BHS's wholly owned Canadian subsidiary, Brink's Home Security Canada Limited, is subject to the laws of Canada, British Columbia and Vancouver. The alarm service industry has experienced a high incidence of false alarms in some communities, including communities in which BHS operates. This has caused some local governments to impose assessments, fines and penalties on subscribers of alarm companies (including BHS) based upon the number of false alarms reported. There is a possibility that at some point some police departments may refuse to respond to calls from alarm companies which would necessitate that private response forces be used to respond to alarm signals. Regulation of installation and monitoring of fire detection devices has also increased in several markets. Since these false alarms are generally not attributable to equipment failures, BHS does not anticipate any significant capital expenditures will be required as a result thereof.

COMPETITION

     BHS competes in many of its markets with numerous small local companies, regional companies and several large national firms. BHS believes that it is one of the leading firms engaged in the business

                                     VIII-8
of installing, servicing and monitoring electronic security systems in the single-family home marketplace. BHS offers a lower initial price than many of its competitors, although, in recent years competition has greatly intensified in all of BHS markets. Several significant competitors offer installation prices which match or are less than BHS prices; however, many of the small local competitors in BHS markets continue to charge significantly more for installation. The regional telecommunication companies could become significant competitors in the home security business, depending on regulatory developments affecting those companies. BHS believes that the quality of its service compares favorably with that provided by competitors and that the Brink's name and reputation also provide an important competitive advantage.

EMPLOYEES

     BHS has approximately 1,550 employees, none of whom is covered by a collective bargaining agreement. BHS believes that its employee relations are satisfactory.

PROPERTIES

     BHS operates from 41 leased offices and warehouse facilities across the United States. All premises protected by BHS alarm systems are monitored from its central monitoring station in suburban Dallas which is held by BHS under a lease expiring in 1996. The adjacent National Support Center, where administrative, technical, and marketing services are performed to support branch operations, is also held under a lease expiring in 1996. The lease for the backup monitoring center in Arlington, Texas, expires in 1998. BHS retains ownership of nearly all the approximately 361,000 systems currently being monitored. When a current customer cancels the monitoring service and does not move, it is BHS's policy to temporarily disable the system and not incur the cost of retrieving it (at which point any remaining book value of the equipment is written off). Retaining ownership prevents another alarm company from providing services using BHS security equipment. On the other hand, when a current customer cancels the monitoring service because of a move, the retention of ownership of the equipment facilitates the marketing of the monitoring service to the new homeowner. BHS leases all the vehicles used for installation and servicing of its security systems.

                            PITTSTON MINERALS GROUP

     Pittston Minerals Group (the 'Minerals Group') is primarily engaged in the mining, preparation and marketing of coal, the purchase of coal for resale and the sale or leasing of coal lands to others through its Coal operations. The Minerals Group also explores for and acquires mineral assets other than coal through its Pittston Mineral Ventures Company ('Mineral Ventures') operations, although revenues from such activities currently represent less than 2% of Minerals Group revenues.

                                COAL OPERATIONS

GENERAL

     Coal operations produces coal from approximately 23 company-operated surface and deep mines located in Virginia, West Virginia, eastern Kentucky and Ohio for consumption in the steam and metallurgical markets. Steam coal is sold primarily to utilities and industrial customers located in the eastern United States. Metallurgical coal is sold to steel and coke producers primarily located in Japan, Korea, the United States, Europe, the Mediterranean basin and Brazil.

     Coal operations' strategy is to develop its business as a low-cost producer of steam coal and to maintain its presence in the metallurgical coal markets. Coal operations has substantial reserves of low sulphur coal which can be produced primarily from surface mines. Steam coal is sold primarily to domestic utility customers through long-term contracts which have the effect of moderating the impact of short-term market conditions. Most of the steam coal consumed in the United States is used to generate electricity. Coal fuels approximately 500 of the nation's 3,000 electric power plants, with larger facilities consuming more than 10,000 tons of coal daily. In 1993 coal accounted for approximately 56%

                                     VIII-9
of the electricity generated by the electric utility industry having increased from approximately 54% in 1983. Given the absence of any new nuclear power plants under construction and the impact of certain environmental legislation mandating lower sulphur emissions by power plants, Coal operations believes that its production of low sulphur steam coals should be well matched to market dynamics. In addition, reduction in governmental subsidies for coal production in Europe may provide opportunities for Coal operations to utilize its export infrastructure to penetrate this market as well. This year, Coal operations will make its first export steam shipments into Europe since the early 1980's.

     By contrast, the market for metallurgical coal, for most of the past fifteen years, has been characterized by weak demand from primary steel producers and intense competition from foreign coal producers, especially those in Australia and Canada who had benefited over this period from a declining currency value versus the U.S. dollar, since coal sales contracts are denominated in U.S. dollars. Metallurgical coal sales contracts typically are subject to annual price renegotiation, which increases the exposure to market forces. Nonetheless, it appears that beginning in late 1994 reductions in the supply of metallurgical coal and improved operating rates for primary steel producers in Japan and Europe have improved the current supply-demand balance for metallurgical coal, and have created some current shortages of certain high-quality mid-volatile metallurgical coals. Coal operations achieved a more than $4 per ton increase on pricing with its principal metallurgical export coal customers for the contract year beginning April 1, 1995. These price increases have the effect of realigning pricing to levels in effect prior to last year's unusually large decline. Coal operations, given its significant reserves of metallurgical coal, long term customer relations and export infrastructure, expects to maintain its presence in the metallurgical coal business.

     Since 1986, Coal operations has pursued its strategy through a combination of: (i) selected acquisitions of steam coal assets and related sales contracts;
(ii) development of lower-cost surface mines; and (iii) divestiture and closures of uneconomical coal mining operations. For example, since 1993, Coal operations has opened three large surface mines in the vicinity of its Rum Creek preparation and loading complex in West Virginia and has upgraded that facility to load 10,000 ton unit-trains in four hours. The three mines and loading facility have the capability of producing, blending and loading over five million tons of steam coal annually. In March of 1992, Coal operations acquired from Addington Resources, Inc.('Addington') for $42.7 million in cash, two long-term contracts to supply steam coal to a utility as well as certain highwall mining systems. Subsequently, in January of 1994, Coal operations acquired substantially all of the remaining coal mining operations and coal sales contracts of Addington, which generated 8.2 million tons of annual low sulphur steam coal production in 1994 and 4.9 million tons through the first nine months of 1995. In addition, the acquisition provides additional reserves of surface mineable low sulphur coal. The sales contracts acquired, some of which continue in excess of five years, provide a broader base of domestic utility customers.

     In 1992, Coal operations sold Sewell Coal Company, which had conducted deep mine metallurgical coal operations, and sold certain other coal reserves and coal lands; in February 1993 Coal operations sold a coal preparation plant and related interests in land, equipment and facilities in Stone, Kentucky, as well as certain coal lands and mining rights for $24 million in cash and other property. In early 1995, Coal operations closed its McClure River longwall mine and preparation facility which had produced metallurgical coal for the export market. The significant investment required to maintain this mine could not be justified given the uncertain nature of the metallurgical coal market. In March 1995, Coal operations sold to Zither Mining certain Upper Freeport and Redstone coal reserves for $4.8 million in cash and a note. Also, in June 1995, substantially all of the Kentland-Elkhorn Coal Corporation coal reserves were surrendered back to the lessor, Kentucky Berwind, in return for $5.4 million in cash and a note. In August 1995, the original four highwall mining systems acquired in March 1992 were sold.

     As a result of such strategic activities, Coal operations' steam coal sales as a percentage of total coal sales have risen from approximately 35% in 1985 to 65% for the period ending September 30, 1995. Coal operations' total coal production from surface mines as a percentage of Coal operations' total coal production has grown from approximately 2% in 1985 to 69% as of September 30, 1995.

                                    VIII-10

PRODUCTION

     The following table indicates the approximate tonnage of coal purchased and produced by the Coal operations in the first nine months of 1995, and the years ended December 31, 1994, 1993 and 1992:

                                              NINE MONTHS ENDED      YEAR ENDED DECEMBER 31
                                                SEPTEMBER 30       --------------------------
                                                    1995            1994      1993      1992
                                              -----------------    ------    ------    ------
                                                              (IN THOUSANDS)

Produced:
     Deep..................................          3,025          4,857     7,061     8,642
     Surface...............................         10,272         15,107     7,492     5,804
     Contract..............................          1,500          2,364     2,521     2,792
                                                   -------         ------    ------    ------
                                                    14,797         22,328    17,074    17,238
Purchased..................................          4,791          5,826     4,533     3,607
                                                   -------         ------    ------    ------
          Total............................         19,588         28,154    21,607    20,845
                                                   -------         ------    ------    ------
                                                   -------         ------    ------    ------

     Of the coal production through September 30, 1995, approximately 35% was produced for sale as metallurgical coal and 65% was produced for sale as steam coal.

     In April 1993, Coal operations commenced production at its $15 million Tower Mountain surface mine in Logan County, West Virginia, employing many former underground miners who were retrained to operate large scale surface equipment. Operating under a mining plan known as mountaintop removal, the Tower Mountain mine utilizes 150 ton trucks to remove rock and overburden and uncover coal at a low cost. In the nine months ended September 30, 1995, this operation produced 1.6 million tons of coal.

     Building on the success of Tower Mountain, Coal operations in 1994 opened two additional surface mines, Boardtree and Bandmill, in the same general area of West Virginia, also employing retrained underground miners. Taken together these three mines, when in full production, have the ability to produce over five million tons annually of low sulphur steam coal. The coal produced from these mines will be shipped from the Rum Creek loading facility which is being upgraded at the cost of $6.8 million to load 10,000 ton unit trains in four hours, thereby reducing the delivered cost to the customer. In 1995 due to weak market conditions, production from Bandmill Mine was reduced.

     In connection with the 1994 acquisition of substantially all the coal mining operations and coal sales contracts of Addington, Coal operations acquired surface and deep mines, river docks, preparation plants and rail loading facilities. As part of the acquisition, Coal operations entered into a coal purchase agreement for approximately 4.9 million tons over a four year period and Coal operations also purchased four highwall mining systems from an affiliate of Addington, bringing to eight the total number of such systems owned by Coal operations. These systems, which follow contour surface mining, achieve productivity levels which can exceed conventional surface mining methods. In August 1995, the original four highwall mining systems acquired in March 1992 were sold, reducing the number of units owned by Coal Operations. During 1994, productivity and costs of the four operating surface mines acquired from Addington did not meet expectations and adverse geological conditions were encountered at one of the mines. In July 1995, one of these operations was temporarily idled.

     In June 1994, Coal operations prematurely terminated operations at its Heartland surface mine in Lincoln County, West Virginia, due to rising costs caused by adverse geological conditions that could not be overcome.

     Productivity continues to benefit from the operating flexibilities contained in the labor agreements with the United Mine Workers of America (the 'UMWA'). Since the signing of the 1990 Agreement, no significant labor disruptions have occurred. On June 21, 1994, a successor collective bargaining agreement between Coal operations' union companies and the UMWA was ratified by such companies' union employees, replacing the principal labor agreement which expired on June 30, 1994.

                                    VIII-11

SALES

     The following table indicates the approximate tonnage of coal sold by Coal operations in the nine months ended September 30, 1995, and the year ended December 31, 1994, 1993 and 1992 in the domestic (North American) and export markets and by categories of customers:

                                              NINE MONTHS ENDED      YEAR ENDED DECEMBER 31
                                                SEPTEMBER 30       --------------------------
                                                    1995            1994      1993      1992
                                              -----------------    ------    ------    ------
                                                  (IN THOUSANDS, EXCEPT PER TON AMOUNTS)

Domestic:
     Steel and coke producers..............            565            769     1,854     1,931
     Utility, industrial and other.........         12,424         18,198    10,277     8,432
                                                   -------         ------    ------    ------
                                                    12,989         18,967    12,131    10,363
Export:
     Utility, industrial and other.........             47
     Steel and coke producers..............          6,016          9,115     9,821    10,367
                                                   -------         ------    ------    ------
          Total sold.......................         19,052         28,082    21,952    20,730
                                                   -------         ------    ------    ------
Average selling price per ton..............        $ 28.51         $27.70    $29.67    $30.96
                                                   -------         ------    ------    ------
                                                   -------         ------    ------    ------

     For the nine months ended September 30, 1995, Coal operations sold approximately 19.1 million tons of coal, of which approximately 13.4 million tons were sold under contracts having a term of more than one year ('long-term contract'). In 1994, Coal operations sold approximately 28.1 million tons of coal, of which approximately 18.8 million tons were sold under contracts having a term of more than one year. At September 30, 1995, approximately 85.1 million tons were committed for sale under long-term contracts expiring at various times through July 2007. Contracts relating to the greater part of this tonnage are subject to periodic price renegotiation, which can result in termination by the purchaser or the seller prior to contract expiration in case the parties should fail to agree upon price.

     For the nine months ended September 30, 1995, the ten largest domestic customers purchased 9.2 million tons of coal (48% of total coal sales and 71% of domestic coal sales, by tonnage). The three largest domestic customers purchased
5.2 million tons of coal for the nine months ended September 30, 1995 (27% of total coal sales and 40% of domestic coal sales, by tonnage). For the nine months ended September 30, 1995, American Electric Power Company purchased 3.2 million tons of coal, accounting for 17% of total coal sales and 25% of domestic coal sales, by tonnage. In 1994, the ten largest domestic customers purchased
13.0 million tons of coal (46% of total coal sales and 69% of domestic coal sales, by tonnage). The three largest domestic customers purchased 7.0 million tons of coal in 1994 (25% of total coal sales and 37% of domestic coal sales, by tonnage). In 1994, American Electric Power Company purchased 3.6 million tons of coal, accounting for 13% of total coal sales and 19% of domestic coal sales, by tonnage.

     Of the 6.1 million tons of coal sold in the export market for the nine months ended September 30, 1995, the ten largest customers accounted for 3.8 million tons (20% of total coal sales and 63% of export coal sales, by tonnage) and the three largest customers purchased 1.8 million tons (9% of total coal sales and 30% of export coal sales, by tonnage). Of the 9.1 million tons of coal sold in the export market in 1994, the ten largest customers accounted for 5.3 million tons (19% of total coal sales and 59% of export coal sales, by tonnage) and the three largest customers purchased 2.5 million tons (9% of total coal sales and 27% of export coal sales, by tonnage). Export coal sales are made principally under annual contracts or long-term contracts that are subject to annual price renegotiation. Under these export contracts, the price for coal is expressed and paid in United States dollars.

     Virtually all coal sales in the domestic utility market pursuant to long-term contracts are subject to periodic price adjustment on the basis of provisions which permit an increase or decrease periodically in the price of coal sold thereunder to reflect increases and decreases in certain price indices and, in certain cases, such items as changes in taxes other than income taxes and, when the coal is sold other than FOB the mine, changes in railroad and barge freight rates. The provisions, however, are not

                                    VIII-12
identical in all of such contracts, and the selling price of the coal does not necessarily reflect every change in production cost incurred by the seller. These contracts are also generally subject to periodic price renegotiation.

     Contracts for the sale of metallurgical coal in the domestic and export markets are generally subject to price renegotiation on an annual basis. Approximately 2.2 million tons, or 36%, of Coal operations' export coal sales of metallurgical coal in the nine months ended September 30, 1995 were made to Far East customers under similar long-term contracts which continue in effect through various dates, the latest of which is March 31, 1996, in each case subject to annual negotiation of price and other terms. Negotiations with Far East customers were concluded in March 1995 and substantial price increases over fiscal 1994 were secured. Coal operations' steam coal business for 1995 has been impacted by the very mild winter which severely depressed the U.S. utility business causing decreased prices and demand. Due to this softening, Coal operations has idled or cut back certain operations because of lack of sales opportunities in spot markets.

COMPETITION

     The bituminous coal industry is highly competitive. Coal operations competes with many other large coal producers and with hundreds of small producers in the United States and abroad.

     In the export market many foreign competitors, particularly Australian, South African and Canadian coal producers, benefit from certain competitive advantages existing in the countries in which they operate, such as less difficult mining conditions, less severe government regulation and lower labor and health benefit costs, as well as currencies which had generally depreciated against the United States dollar, although the Australian dollar strengthened in 1994. While the metallurgical coal produced by Coal operations is generally of higher quality, and is often used by foreign steel producers to blend with coals from other sources to improve the quality of coke and coke oven efficiency, in recent years steel producers have developed facilities and techniques which, to some extent, enable them to accept lower quality metallurgical coal in their coke ovens. Moreover, new technologies for steel production which utilize pulverized coal injection, direct reduction iron and the electric arc furnace may reduce the demand for metallurgical coal of all types. U.S. metallurgical coal has been disadvantaged in 1995 due to significant increases in ocean freight costs which impact U.S. coals more severely due to the distance from East coast ports to the Far East.

     Coal operations competes domestically on the basis of the high quality of its coal, which is not only valuable in the making of steel but, because of low sulphur and high heat content, is also an attractive source of fuel to the electric utility and other coal burning industries.

     Other factors which affect competition include the price, availability and public acceptance of alternative energy sources (in particular, oil, natural gas, hydroelectric power and nuclear power), as well as the impact of federal energy policies. Coal operations is not able to predict the effect, if any, on its business (especially with respect to sales to domestic utilities) of particular price levels for such alternative energy sources, especially oil and natural gas. However, any sustained and marked decline in such prices could have a material adverse effect on such business.

ENVIRONMENTAL MATTERS

     The Surface Mining Control and Reclamation Act of 1977 and the regulations promulgated thereunder ('SMCRA') by the Federal Office of Surface Mining Reclamation and Enforcement ('OSM'), and the enforcement thereof by the U.S. Department of the Interior, establish mining and reclamation standards for all aspects of surface mining as well as many aspects of deep mining. SMCRA also imposes a tax of $0.35 on each ton of surface-mined coal and $0.15 on each ton of deep-mined coal. OSM and its state counterparts monitor compliance with SMCRA and its regulations by the routine issuance of 'notices of violation' which direct the mine operator to correct the cited conditions within a stated period of time. Coal operations' policy is to correct the conditions that are the subject of these notices or to contest those believed to be without merit in appropriate proceedings.

     Coal operations is involved in previously reported litigation with OSM involving the agency's attempt to hold Coal operations liable for the unabated violations, civil penalties, and AML fees of

                                    VIII-13
other companies ('contractors') that have contracted in the past to mine Coal operations' coal. In so doing, the agencies are retroactively applying 'ownership or control' regulations first promulgated in 1988, to past transactions and ended relationships. The regulations are designed to 'block' or deny mining permits to any company that is 'linked' by 'ownership or control' to another company that has outstanding violations, penalties or fees. The company that is so linked cannot obtain new permits until the outstanding liabilities of the violator are satisfied.

     In 1991, Coal operations filed an action in the Western District of Virginia against the Secretary of Interior and the Commonwealth of Virginia to enjoin the agencies from blocking Coal operations' permits without first providing due process. The district court in Virginia ruled that the United States Constitution requires the government to give Coal operations notice and an opportunity to contest the charges before blocking permits or taking other action to hold Coal operations liable for the alleged contractor violations. However, the court later ruled against Coal operations on a jurisdictional issue and dismissed the case, holding that the case was a challenge to the ownership and control regulations themselves which had to be filed in the District of Columbia.

     Coal operations appealed the district court's decision on jurisdiction to the Fourth Circuit Court of Appeals. At the request of Coal operations, the district court left its injunction in force during the appeal to the Fourth Circuit, and the Fourth Circuit denied the government's motion to dissolve the injunction pending appeal. Following briefing and oral argument in October of 1992, the Fourth Circuit stayed its ultimate decision in the case pending a final disposition in a District of Columbia case in which industry groups have challenged the validity of the ownership or control rules. In August 1995 the District Court in the District of Columbia upheld the facial validity of the rules.

     In October 1995 the Fourth Circuit Court of Appeals affirmed the district court's dismissal of the Virginia case. In response, Coal operations has asked the Court for a rehearing. In the event the Court declines to rehear the case, Coal operations has requested that the Court leave the injunction in effect pending review in the Supreme Court or pending transfer to the District of Columbia where jurisdiction is said to exist.

     Coal operations has agreed to a settlement of contractor liabilities with the Commonwealth of Virginia, where almost all of the contractors in question operated. In this settlement, which will be effective upon approval by the Governor of Virginia, Coal operations agreed to reimburse the state approximately $.2 million in reclamation costs and to complete reclamation at several contractor sites. Under the agreement, Pittston will have no further liability to the Commonwealth for these contractors. Coal operations expects that this agreement will be approved by the Governor before the end of the year.

     Coal operations is also in the process of completing a settlement with OSM, which retains oversight authority in Virginia and other coal-producing states. This comprehensive agreement, which has been under discussion for several years, would require Coal operations to pay approximately $.4 million in AML fees to OSM and obligate Coal operations to complete reclamation at various contractor sites. Coal operations is hopeful that a definitive agreement can be reached by the end of 1995. Until a final settlement is concluded, Coal operations will continue its legal efforts to avoid a permit block.

     Coal operations is subject to various federal environmental laws, including the Clean Water Act, the Clean Air Act and the Safe Drinking Water Act, as well as state laws of similar scope in Virginia, West Virginia, Kentucky and Ohio. These laws require approval of many aspects of coal mining operations, and both federal and state inspectors regularly visit Coal operations' mines and other facilities to assure compliance.

     While it is not possible to quantify the costs of compliance with all applicable federal and state laws, those costs have been and are expected to continue to be significant. In that connection, it is estimated that Coal operations will make capital expenditures for environmental control facilities in the amount of approximately $1.7 million in 1995 and $1.7 million in 1996. Compliance with these laws has substantially increased the cost of coal mining, but is, in general, a cost common to all domestic coal producers. Pittston believes that the competitive position of Coal operations has not been and should

                                    VIII-14
not be adversely affected except in the export market where Coal operations competes with various foreign producers subject to less stringent environmental regulation.

     Federal, state and local authorities strictly monitor the sulphur dioxide and particulate emissions from electric power plants served by Coal operations. In 1990, Congress enacted the Clean Air Act Amendments of 1990, which, among other things, permit utilities to use low sulphur coals in lieu of constructing expensive sulphur dioxide removal systems. Pittston believes that such Act should have a favorable impact on the marketability of Coal operations' extensive reserves of low sulphur coals. However, Pittston cannot predict at this time the timing or extent of such favorable impact.

MINE HEALTH AND SAFETY LAWS

     The coal operating companies included within Coal operations are generally liable under federal laws requiring payment of benefits to coal miners with pneumoconiosis ('black lung'). The Black Lung Benefits Revenue Act of 1977 and the Black Lung Benefits Reform Act of 1977 (the '1977 Act'), as amended by the Black Lung Benefits and Revenue Amendments Act of 1981 (the '1981 Act'), expanded the benefits for black lung disease and levied a tax on coal production of $1.10 per ton for deep-mined coal and $0.55 per ton for surface-mined coal, but not to exceed 4.4% of the sales price. In addition, the 1981 Act provides that certain claims for which coal operators had previously been responsible will be obligations of the government trust funded by the tax. The 1981 Act also tightens standards set by the 1977 Act for establishing and maintaining eligibility for benefits. The Revenue Act of 1987 extended the termination date of the tax from January 1, 1996 to the earlier of January 1, 2014 or the date on which the government trust becomes solvent. Pittston cannot predict whether any future legislation effecting changes in the tax will be enacted.

     Stringent safety and health standards have been imposed by federal legislation since 1969 when the Federal Coal Mine Health and Safety Act was adopted, which resulted in increased operating costs and reduced productivity. The Federal Mine Safety and Health Act of 1977 significantly expanded the enforcement of health and safety standards.

     Compliance with health and safety laws is, in general, a cost common to all domestic coal producers. Pittston believes that the competitive position of Coal operations has not been and should not be adversely affected except in the export market where Coal operations competes with various foreign producers subject to less stringent health and safety regulations.

LABOR AGREEMENTS; EMPLOYEE RELATIONS

     In January 1990, after a 46-week strike, various coal subsidiaries of Pittston (collectively, the 'Coal Subsidiaries') entered into the 1990 Agreement with the UMWA. The 1990 Agreement provided for increases in wages and benefits, expanded job security for the Coal Subsidiaries' employees, new health care cost containment measures and operational flexibility for the Coal Subsidiaries, including the right to operate 24 hours per day, seven days per week. The 1990 Agreement expired on June 30, 1994.

     On June 21, 1994, a successor collective bargaining agreement between the Coal Subsidiaries' union companies and the UMWA was ratified by such companies' union employees, replacing the 1990 Agreement. The new agreement will remain in effect until December 31, 1998. This agreement continues the basic principles and provisions established in the 1990 Agreement with respect to the areas of job security, work rules and scheduling. The new agreement provides for, among other things, wage increases of $.40 per hour on December 15 of each of the years 1994 to 1997 and includes improvements in certain employee benefit programs.

     In January 1993, the Coal Subsidiaries entered into a Memorandum of Understanding which modified the 1990 Agreement to cover the terms and conditions of employment at Coal operations' Tower Mountain and other surface mines located in Logan and Boone Counties, West Virginia. Such Memorandum expires on January 31, 1997.

     At September 30, 1995, approximately 740 of the 2,225 employees of Coal operations were members of the UMWA. The remainder of such employees are either supervisory personnel or

                                    VIII-15
unrepresented hourly employees. Since the signing of the 1990 Agreement, no significant labor disruptions have occurred. Pittston believes that its employee relations are satisfactory.

HEALTH BENEFIT ACT

     In October 1992, the Coal Industry Retiree Health Benefit Act of 1992 (the 'Health Benefit Act') was enacted as part of the Energy Policy Act of 1992. The Health Benefit Act established rules for the payment of future health care benefits for thousands of retired union mine workers and their dependents. Part of the burden for these payments was shifted by the Health Benefit Act from certain coal producers, which had a contractual obligation to fund such payments, to producers such as Pittston which have collective bargaining agreements with the UMWA that do not require such payments and to numerous other companies which are no longer in the coal business. The Health Benefit Act established a trust fund to which 'signatory operators' and 'related persons,' including Pittston and certain of its coal subsidiaries (collectively, the 'Pittston Companies'), are obligated to pay annual premiums for assigned beneficiaries, together with a pro rata share for certain beneficiaries who never worked for such employers, including, in Pittston's case, the Pittston Companies ('unassigned beneficiaries'), in amounts determined by the Secretary of Health and Human Services on the basis set forth in the Health Benefit Act. In October 1993 the Pittston Companies received notices from the Social Security Administration (the 'SSA') with regard to their assigned beneficiaries for which they are responsible under the Health Benefit Act. For 1993 and 1994, these amounts were approximately $9.1 million and $11.0 million, respectively. Pittston believes that the annual cash funding under the Health Benefit Act for the Pittston Companies' assigned beneficiaries will continue in the $10 to $11 million range for the next eight years and should begin to decline thereafter as the number of such assigned beneficiaries decreases.

     Based on the number of beneficiaries actually assigned by the SSA, Pittston estimates the aggregate pretax liability relating to the Pittston Companies' assigned beneficiaries at December 31, 1994 at approximately $250 million, which when discounted at 8.75% provides a present value estimate of approximately $100 million.

     The ultimate obligation that will be incurred by Pittston could be significantly affected by, among other things, increased medical costs, decreased number of beneficiaries, governmental funding arrangements, and such federal health benefit legislation of general application as may be enacted. In addition, the Health Benefit Act requires the Pittston Companies to fund, pro rata according to the total number of assigned beneficiaries, a portion of the health benefits for unassigned beneficiaries. At this time, the funding for such health benefits is being provided from another source and for this and other reasons the Pittston Companies' ultimate obligation for the unassigned beneficiaries cannot be determined. Pittston accounts for the obligation under the Health Benefit Act as a participant in a multi-employer plan and recognizes the annual cost on a pay-as-you-go basis.

EVERGREEN CASE

     In 1988, the trustees of certain pension and benefit trust funds (the 'Funds') established under collective bargaining agreements with the UMWA brought an action (the 'Evergreen Case') against Pittston and a number of its coal subsidiaries in the United States District Court for the District of Columbia, claiming that the defendants are obligated to contribute to the Funds in accordance with the provisions of the 1988 and subsequent National Bituminous Coal Wage Agreements ('NBCWAs'), to which neither Pittston nor any of its subsidiaries is a signatory. The NBCWAs are negotiated between the UMWA and the Bituminous Coal Operators Association (the 'BCOA'). During the relevant period, the Pittston Companies were members of the BCOA. The plaintiff-trustees' claim was based on the theory that a provision contained in related trust documents that were incorporated by reference into the NBCWAs imposed an obligation on signatory employers, including certain of the Pittston Companies, to contribute to the Funds pursuant to the terms of future NBCWAs. According to the plaintiff-trustees' theory, that obligation existed whether or not those employers were signatories to the subsequent agreements.

                                    VIII-16

     In January 1992, the District Court issued an order granting summary judgment on the issue of liability which was thereafter affirmed by the Court of Appeals. In June 1993, the United States Supreme Court denied a petition for a writ of certiorari. The case has been remanded to the District Court, and damage and other issues remain to be decided. In September 1993, the Company filed a motion seeking relief from the District Court's grant of summary judgment to plaintiffs based on, among other things, the Company's allegation that plaintiffs improperly withheld evidence that directly refutes plaintiffs' representations to the District Court and the Court of Appeals in this case. In December 1993, that motion was denied. On May 23, 1994, the trustees filed a Motion for Entry of Final Judgment seeking approximately $71.1 million in delinquent contributions, interest and liquidated damages through May 31, 1994, plus approximately $17.4 thousand additional interest and liquidated damages for each day between May 31, 1994 and the date final judgment is entered, plus ongoing contributions to the 1974 Pension Plan. The Company has opposed this motion. There has been no decision on this motion or final judgment entered to date.

     The Pittston Companies continue to challenge the plaintiff-trustees' theory on a number of grounds, including the fact that: (1) the parties to the relevant NBCWAs did not intend to create such a continuing obligation; (2) the Pittston Companies were not aware and did not intend that by entering into an NBCWA they were agreeing to undertake such a continuing obligation to the Funds; (3) if the Pittston Companies' representatives in the BCOA actually agreed to such an obligation, they did so without informing the Pittston Companies; and (4) if the BCOA actually agreed to such a continuing obligation, it did so without obtaining authority from the Pittston Companies. In that connection, the Company has filed suit against the BCOA and others (the 'BCOA Case') to hold them responsible for any damages sustained by the Company as a result of the Evergreen Case. Although the Company is continuing that effort, the Company, following the District Court's ruling in December 1993, recognized the potential liability that may result from an adverse judgment in the Evergreen Case. In any event, any final judgment in the Evergreen Case will be subject to appeal.

     In December 1994, the District Court ordered that the Evergreen Case, as well as related cases filed against other coal companies, and the BCOA Case be submitted to mediation before a Federal judge in an effort to obtain a settlement. The mediation process is ongoing.

     As a result of the Health Benefit Act described above, there is no continuing liability in this case in respect of health benefit funding after February 1, 1993.

PROPERTIES

     The principal properties of Coal operations are coal reserves, coal mines, coal preparation plants and oil and gas reserves all of which are located in Virginia, West Virginia, eastern Kentucky and Ohio. Such reserves are either owned or leased. Leases of land or coal mining rights generally are either for a long-term period or until exhaustion of the reserves, and require the payment of a royalty based generally on the sales price and/or tonnage of coal mined from a particular property. Many leases or rights provide for payment of minimum royalties.

     Pittston estimates that Coal operations' proved and probable surface mining, deep mining and total coal reserves as of September 30, 1995 were 148 million, 223 million and 371 million tons, respectively. Such estimates represent economically recoverable and minable tonnage and include allowances for extraction and processing.

     Of the 371 million tons of proved and probable coal reserves as of September 30, 1995, approximately 75% has a sulphur content of less than 1% (which is generally regarded in the industry as low sulphur coal) and approximately 25% has a sulphur content greater than 1%. Approximately 24% of such reserves consists of primarily metallurgical grade coal.

     As of September 30, 1995, Coal operations controlled approximately 925 million tons of additional coal deposits in the eastern United States, which cannot be expected to be economically recovered without market improvement and/or the application of new technologies. Coal operations also owns substantial quantities of low sulphur coal deposits in Sheridan County, Wyoming.

     Most of the oil and gas rights associated with Coal operations' properties are managed by an indirect wholly owned subsidiary of Pittston which, in general, receives royalty and other income from

                                    VIII-17
oil and gas development and operation by third parties. Coal operations also receives incidental income from the sale of timber cutting rights on certain properties.

     Coal operations owns a 32.5% interest in Dominion Terminal Associates ('DTA'), which leases and operates a ground storage-to-vessel coal transloading facility in Newport News, Virginia. DTA has a throughput capacity of 22.0 million tons of coal per year and ground storage capacity of 2.0 million tons. A portion of Coal operations' share of the throughput and ground storage capacity of the DTA facility is subject to user rights of third parties which pay Coal operations a fee. The DTA facility serves export customers, as well as domestic coal users located on the eastern seaboard of the United States. For information relating to the financing arrangements for DTA, see Note 12 to Minerals Group Financial Statements included in Part II hereof.

                                MINERAL VENTURES

     Mineral Ventures' business is directed at locating and acquiring mineral assets, advanced stage projects and operating mines. Mineral Ventures is currently evaluating gold projects in the United States and Australia. An exploration office has been opened in Reno, Nevada, to coordinate Mineral Ventures' expanded exploration program in the Western United States. In 1994 Mineral Ventures expended approximately $2.8 million on all of such programs.

     The Stawell gold mine, located in the Australian state of Victoria, in which Mineral Ventures has a net equity interest of 67%, produced 77,966 ounces of gold in 1994. Mineral Ventures estimates that on June 30, 1995, the Stawell gold mine had approximately 461,800 ounces of proven and probable gold ore reserves. In-mine exploration at Stawell continues to generate positive results.

                     MATTERS RELATING TO FORMER OPERATIONS

     In April 1990, the Company entered into a settlement agreement to resolve certain environmental claims against the Company arising from hydrocarbon contamination at a petroleum terminal facility ('Tankport') in Jersey City, New Jersey, which operations were sold in 1983. Under the settlement agreement the Company is obligated to pay for 80% of the remediation costs. Based on data available to the Company and its environmental consultants, the Company estimates its portion of the clean-up costs, on an undiscounted basis, using existing technologies to be between $6.7 million and $14.1 million over a period of up to five years. Management is unable to determine that any amount within that range is a better estimate due to a variety of uncertainties, which include the extent of the contamination at the site, the permitted technologies for remediation and the regulatory standards by which the clean-up will be conducted. The clean-up estimates have been modified in light of certain regulatory changes promulgated in December 1994.


     The Company commenced insurance coverage litigation in 1990, in the United States District Court for the District of New Jersey, seeking a declaratory judgement that all amounts payable by the Company pursuant to the Tankport obligation were reimbursable under comprehensive general liability and pollution liability policies maintained by the Company. In August 1995 the District Court ruled on various Motions for Summary Judgement. In its decision, the Court found favorably for the Company on several matters relating to the comprehensive general liability policies but concluded that the pollution liability policies did not contain pollution coverage for the types of claims associated with the Tankport site. Management and its outside legal counsel continue to believe, however, that recovery of a substantial portion of the cleanup costs will ultimately be probable of realization. Accordingly, management is revising its earlier belief that there is no net liability for the Tankport obligation, and it is the Company's belief that, based on estimates of potential liability and probable realization of insurance recoveries, the Company would be liable for approximately $1.4 million based on the Court's decision and related developments of New Jersey law.


                                    VIII-18

--------------------------------------------------------------------------------
                                                                    ANNEX IX

                              THE PITTSTON COMPANY
                                AND SUBSIDIARIES
                             Financial Information

                                                                        ANNEX IX

                     THE PITTSTON COMPANY AND SUBSIDIARIES
                  INDEX TO CONSOLIDATED FINANCIAL INFORMATION

                                                                                                            PAGE
                                                                                                            -----

Statement of Management Responsibility...................................................................    IX-2
Audited Consolidated Financial Statements as of December 31, 1994 and 1993, and for each of the years in the three-year period ended December 31, 1994 and unaudited Consolidated Financial Statements as of
  September 30, 1995 and for the nine months ended September 30, 1995 and 1994:
Independent Auditors' Report.............................................................................    IX-3
Consolidated Balance Sheets..............................................................................    IX-4
Consolidated Statements of Operations....................................................................    IX-5
Consolidated Statements of Shareholders' Equity..........................................................    IX-6
Consolidated Statements of Cash Flows....................................................................    IX-7
Notes to Consolidated Financial Statements...............................................................    IX-8
Industry Segment Information.............................................................................   IX-30
Management's Discussion and Analysis of Results of Operations and Financial Condition....................   IX-35

                     THE PITTSTON COMPANY AND SUBSIDIARIES
                     STATEMENT OF MANAGEMENT RESPONSIBILITY

     The management of The Pittston Company (the 'Company') is responsible for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with generally accepted accounting principles. Management has also prepared the other information in the annual report and is responsible for its accuracy.

     In meeting our responsibility for the integrity of the consolidated financial statements, we maintain a system of internal controls designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and that the accounting records provide a reliable basis for the preparation of the financial statements. Qualified personnel throughout the organization maintain and monitor these internal controls on an ongoing basis. In addition, the Company maintains an internal audit department that systematically reviews and reports on the adequacy and effectiveness of the controls, with management follow-up as appropriate.

     Management has also established a formal Business Code of Ethics which is distributed throughout the Company. We acknowledge our responsibility to establish and preserve an environment in which all employees properly understand the fundamental importance of high ethical standards in the conduct of our business.

     The Company's consolidated financial statements have been audited by KPMG Peat Marwick LLP, independent auditors. During the audit they review and make appropriate tests of accounting records and internal controls to the extent they consider necessary to express an opinion on the Company's consolidated financial statements.

     The Company's Board of Directors pursues its oversight role with respect to the Company's consolidated financial statements through the Audit and Ethics Committee, which is composed solely of outside directors. The Committee meets periodically with the independent auditors, internal auditors and management to review the Company's control system and to ensure compliance with applicable laws and the Company's Business Code of Ethics.

     We believe that the policies and procedures described above are appropriate and effective and do enable us to meet our responsibility for the integrity of the Company's consolidated financial statements.

                     THE PITTSTON COMPANY AND SUBSIDIARIES
                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
THE PITTSTON COMPANY

     We have audited the accompanying consolidated balance sheets of The Pittston Company and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Pittston Company and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

KPMG PEAT MARWICK LLP

Stamford, Connecticut
January 25, 1995

                     THE PITTSTON COMPANY AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS


                                                                                                    DECEMBER 31
                                                                             SEPTEMBER 30     ------------------------
                                                                                 1995            1994          1993
                                                                             -------------    ----------    ----------
                                                                              (UNAUDITED)
                                                                                      (DOLLARS IN THOUSANDS,
                                                                                     EXCEPT PER SHARE AMOUNTS)
                                  ASSETS
Current assets:
Cash and cash equivalents.................................................    $    41,168     $   42,318    $   32,412
Short-term investments....................................................         27,804         25,162        22,946
Accounts receivable:
    Trade (Note 3)........................................................        400,648        361,361       283,942
    Other.................................................................         44,056         31,165        28,641
                                                                              -----------     ----------    ----------
                                                                                  444,704        392,526       312,583
    Less estimated amount uncollectible...................................         16,533         15,734        16,040
                                                                              -----------     ----------    ----------
                                                                                  428,171        376,792       296,543
Coal inventory............................................................         38,065         25,518        18,649
Other inventory...........................................................          8,909          8,635         5,506
                                                                              -----------     ----------    ----------
                                                                                   46,974         34,153        24,155
Prepaid expenses..........................................................         34,444         27,700        27,493
Deferred income taxes (Note 6)............................................         53,262         55,850        53,642
                                                                              -----------     ----------    ----------
         Total current assets.............................................        631,823        561,975       457,191
Property, plant and equipment, at cost (Note 4)...........................        897,125        840,494       782,354
    Less accumulated depreciation, depletion and amortization.............        428,165        394,660       412,533
                                                                              -----------     ----------    ----------
                                                                                  468,960        445,834       369,821
Intangibles, net of amortization (Notes 5 and 10).........................        329,366        329,441       215,042
Deferred pension assets (Note 13).........................................        123,075        118,953       117,066
Deferred income taxes (Note 6)............................................         80,289         84,214        59,846
Other assets..............................................................        164,235        197,361       142,535
                                                                              -----------     ----------    ----------
         Total assets.....................................................    $ 1,797,748     $1,737,778    $1,361,501
                                                                              -----------     ----------    ----------
                                                                              -----------     ----------    ----------
                   LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings.....................................................    $    29,679     $   13,323    $    9,546
Current maturities of long-term debt (Note 7).............................          7,921         13,748         7,908
Accounts payable..........................................................        260,266        252,615       182,276
Accrued liabilities:
    Taxes.................................................................         43,181         44,654        43,769
    Workers' compensation and other claims................................         41,938         41,771        42,397
    Miscellaneous.........................................................        219,410        208,359       151,548
                                                                              -----------     ----------    ----------
                                                                                  304,529        294,784       237,714
                                                                              -----------     ----------    ----------
         Total current liabilities........................................        602,395        574,470       437,444
Long-term debt, less current maturities (Note 7)..........................        141,804        138,071        58,388
Postretirement benefits other than pensions (Note 13).....................        220,511        218,738       212,218
Workers' compensation and other claims....................................        125,293        138,793       127,545
Deferred income taxes (Note 6)............................................         21,321         19,036        15,847
Other liabilities.........................................................        191,040        200,855       156,547
Commitments and contingent liabilities (Notes 7, 11, 12, 13, 17 and 18)
Shareholders' equity (Notes 1, 7, 8 and 9):
Preferred stock, par value $10 per share, Authorized: 2,000,000 shares
  $31.25 Series C Cumulative Preferred Stock, Issued: 1995 -- 136,280
  shares; 1994 -- 152,650 shares..........................................          1,362          1,526        --
Pittston Services Group common stock, par value $1 per share: Authorized:
  100,000,000 shares, Issued: 1995 -- 41,573,706 shares;
  1994 -- 41,594,845 shares; 1993 -- 41,429,455 shares....................         41,573         41,595        41,429
Pittston Minerals Group common stock, par value $1 per share: Authorized:
  20,000,000 shares, Issued: 1995 -- 8,405,908 shares; 1994 -- 8,389,622
  shares; 1993 -- 8,280,619 shares........................................          8,406          8,390         8,281
Capital in excess of par value............................................        405,360        420,470       354,911
Retained earnings.........................................................        162,978        107,739        98,290
Equity adjustment from foreign currency translation.......................        (18,990)       (14,276)      (18,381)
Employee benefits trust, at market value (Note 9).........................       (105,305)      (117,629)     (131,018)
                                                                              -----------     ----------    ----------
         Total shareholders' equity.......................................        495,384        447,815       353,512
                                                                              -----------     ----------    ----------
         Total liabilities and shareholders' equity.......................    $ 1,797,748     $1,737,778    $1,361,501
                                                                              -----------     ----------    ----------
                                                                              -----------     ----------    ----------

          See accompanying notes to consolidated financial statements.

                     THE PITTSTON COMPANY AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                     NINE MONTHS ENDED
                                                       SEPTEMBER 30                YEAR ENDED DECEMBER 31
                                                  -----------------------   ------------------------------------
                                                     1995         1994         1994         1993         1992
                                                  ----------   ----------   ----------   ----------   ----------
                                                        (UNAUDITED)
                                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Net sales.......................................  $  557,653   $  589,033   $  794,998   $  687,089   $  657,871
Operating revenues..............................   1,605,651    1,352,116    1,872,277    1,569,032    1,415,170
                                                  ----------   ----------   ----------   ----------   ----------
Net sales and operating revenues................   2,163,304    1,941,149    2,667,275    2,256,121    2,073,041
                                                  ----------   ----------   ----------   ----------   ----------
Costs and expenses:
     Cost of sales..............................     542,061      578,197      771,586      645,679      604,319
     Operating expenses.........................   1,346,739    1,111,838    1,542,080    1,299,541    1,187,229
     Selling, general and administrative
       expenses.................................     195,002      177,729      244,330      226,125      222,234
     Restructuring and other charges, including
       litigation accrual (Note 14).............      --           90,806       90,806       78,633       --
     Pension credit (Note 13)...................      --           --           --           --          (11,130)
                                                  ----------   ----------   ----------   ----------   ----------
          Total costs and expenses..............   2,083,802    1,958,570    2,648,802    2,249,978    2,002,652
                                                  ----------   ----------   ----------   ----------   ----------
Other operating income (Note 15)................      22,417       18,465       24,400       19,956       19,103
                                                  ----------   ----------   ----------   ----------   ----------
Operating profit (loss).........................     101,919        1,044       42,873       26,099       89,492
Interest income.................................       2,554        1,638        2,513        2,839        3,235
Interest expense................................     (10,409)      (7,954)     (11,489)     (10,173)     (11,087)
Other income (expense), net (Note 15)...........      (4,013)      (4,761)      (5,572)      (4,611)      (4,034)
                                                  ----------   ----------   ----------   ----------   ----------
Income (loss) before income taxes...............      90,051      (10,033)      28,325       14,154       77,606
Provision (credit) for income taxes (Note 6)....      21,779       (5,713)       1,428            8       28,519
                                                  ----------   ----------   ----------   ----------   ----------
Net income (loss)...............................      68,272       (4,320)      26,897       14,146       49,087
Preferred stock dividends.......................      (1,697)      (2,804)      (3,998)      --           --
                                                  ----------   ----------   ----------   ----------   ----------
Net income (loss) attributed to common shares...  $   66,575   $   (7,124)  $   22,899   $   14,146   $   49,087
                                                  ----------   ----------   ----------   ----------   ----------
                                                  ----------   ----------   ----------   ----------   ----------
Pittston Services Group (Note 1):
Net income attributed to common shares..........  $   58,706   $   56,813   $   79,845   $   47,126   $   27,277
                                                  ----------   ----------   ----------   ----------   ----------
                                                  ----------   ----------   ----------   ----------   ----------
Net income per common share.....................  $     1.55   $     1.50   $     2.11   $     1.28   $      .74
                                                  ----------   ----------   ----------   ----------   ----------
                                                  ----------   ----------   ----------   ----------   ----------
Average common shares outstanding...............      37,914       37,757       37,784       36,907       37,081

Pittston Minerals Group (Note 1):
Net income (loss) attributed to common shares...  $    7,869   $  (63,937)  $  (56,946)  $  (32,980)  $   21,810
                                                  ----------   ----------   ----------   ----------   ----------
                                                  ----------   ----------   ----------   ----------   ----------
Net income (loss) per common share:
     Primary....................................  $     1.01   $    (8.44)  $    (7.50)  $    (4.47)  $     2.94
     Fully diluted..............................  $      .96   $    (8.44)  $    (7.50)  $    (4.47)  $     2.93
Average common shares outstanding:
     Primary....................................       7,781        7,578        7,594        7,381        7,416
     Fully diluted..............................      10,013        9,965       10,000        7,620        7,442

          See accompanying notes to consolidated financial statements.

                     THE PITTSTON COMPANY AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                                       PITTSTON   PITTSTON
                                            $31.25     SERVICES   MINERALS                              EQUITY
                                           SERIES C     GROUP      GROUP     CAPITAL IN               ADJUSTMENT
                                          CUMULATIVE    COMMON     COMMON    EXCESS OF               FROM FOREIGN   EMPLOYEE
                                          PREFERRED     STOCK      STOCK     PAR VALUE    RETAINED     CURRENCY     BENEFITS
                                            STOCK      (NOTE 1)   (NOTE 1)    (NOTE 1)    EARNINGS   TRANSLATION      TRUST
                                          ----------   --------   --------   ----------   --------   ------------   ---------
                                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Balance at December 31, 1991............    $--        $37,317     $7,463     $221,369    $ 59,523     $ (9,157)    $  --
Net income..............................     --          --         --          --          49,087       --            --
Stock options exercised (Note 8)........     --            113         23        1,336       --          --            --
Employee benefit plan (Note 13).........     --             71         14          817       --          --            --
Employee benefits trust (Note 9)........     --          4,000        800       49,700       --          --           (54,500)
Foreign currency translation
  adjustment............................     --          --         --          --           --          (4,905)       --
Remeasurement of employee benefits
  trust.................................     --          --         --           4,963       --          --            (4,963)
Shares released from employee benefits
  trust to employee benefit plan (Note
  9)....................................     --          --         --              (7)      --          --               691
Retirement of stock under share
  repurchase programs (Note 9)..........     --           (968)      (193)      (8,764)     (3,108)      --            --
Cash dividends declared -- Pittston
  Services Group $.1515 per share and
  Pittston Minerals Group $.4924 per
  share (Note 1)........................     --          --         --          --          (9,262)      --            --
                                            ------     -------     ------     --------    --------     --------     ---------
Balance at December 31, 1992............     --         40,533      8,107      269,414      96,240      (14,062)      (58,772)
Net income..............................     --          --         --          --          14,146       --            --
Stock options exercised (Note 8)........     --            971        208       13,578       --          --            --
Tax benefit of stock options exercised
  (Note 6)..............................     --          --         --           2,121       --          --            --
Foreign currency translation
  adjustment............................     --          --         --          --           --          (4,319)       --
Remeasurement of employee benefits
  trust.................................     --          --         --          73,907       --          --           (73,907)
Shares released from employee benefits
  trust to employee benefit plan (Note
  9)....................................     --          --         --              (2)      --          --             1,661
Retirement of stock under share
  repurchase programs (Note 9)..........     --            (75)       (34)        (944)       (458)      --            --
Costs of Services Stock Proposal (Note
  9)....................................     --          --         --          (3,163)      --          --            --
Cash dividends declared -- Pittston
  Services Group $.1909 per share and
  Pittston Minerals Group $.6204 per
  share (Note 1)........................     --          --         --          --         (11,638)      --            --
                                            ------     -------     ------     --------    --------     --------     ---------
Balance at December 31, 1993............     --         41,429      8,281      354,911      98,290      (18,381)     (131,018)
Net income..............................     --          --         --          --          26,897       --            --
Issuance of $31.25 Series C Cumulative
  Preferred Stock, net of cash expenses
  (Note 9)..............................     1,610       --         --          75,472       --          --            --
Stock options exercised (Note 8)........     --            422        129        6,781       --          --            --
Tax benefit of stock options exercised
  (Note 6)..............................     --          --         --           2,936       --          --            --
Foreign currency translation
  adjustment............................     --          --         --          --           --           4,105        --
Remeasurement of employee benefits
  trust.................................     --          --         --         (10,449)      --          --            10,449
Shares released from employee benefits
  trust to employee benefit plan (Note
  9)....................................     --          --         --            (309)      --          --             2,940
Retirement of stock under share
  repurchase programs (Note 9)..........       (84)       (256)       (20)      (8,877)       (718)      --            --
Costs of Services Stock Proposal (Note
  9)....................................     --          --         --              (4)      --          --            --
Conversion of 9.2% debentures...........     --          --         --               9       --          --            --
Cash dividends declared -- Pittston
  Services Group $.20 per share,
  Pittston Minerals Group $.65 per share
  and Series C Preferred Stock $27.09
  per share.............................     --          --         --          --         (16,730)      --            --
                                            ------     -------     ------     --------    --------     --------     ---------
Balance at December 31, 1994............    $1,526     $41,595     $8,390     $420,470    $107,739     $(14,276)    $(117,629)
                                            ------     -------     ------     --------    --------     --------     ---------
                                            ------     -------     ------     --------    --------     --------     ---------

          See accompanying notes to consolidated financial statements.

                     THE PITTSTON COMPANY AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30               YEAR ENDED DECEMBER 31
                                                               ---------------------    ----------------------------------
                                                                 1995        1994         1994         1993        1992
                                                               --------    ---------    ---------    --------    ---------
                                                                    (UNAUDITED)
                                                                                     (IN THOUSANDS)

Cash flows from operating activities:
Net income (loss)...........................................   $ 68,272    $  (4,320)   $  26,897    $ 14,146    $  49,087
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
  Noncash charges and other write-offs......................      --          46,793       46,793      10,857        3,147
  Depreciation, depletion and amortization..................     78,710       71,988      101,856      77,565       70,424
  Provision for aircraft heavy maintenance..................     19,226       19,585       26,598      20,962       25,819
  Provision (credit) for deferred income taxes..............      8,564      (18,581)     (17,777)    (29,435)       9,063
  Credit for pensions, noncurrent...........................     (2,729)        (829)      (1,128)     (2,596)     (15,161)
  Provision for uncollectible accounts receivable...........      3,741        3,150        4,532       6,880        4,058
  Equity in earnings of unconsolidated affiliates, net of
    dividends received......................................      1,516         (175)      (1,432)     (4,205)      (4,989)
  Gain on sale of leveraged leases..........................      --          --           --           --          (2,341)
  Gain on sale of property, plant and equipment.............     (3,739)      (3,494)      (3,569)     (5,472)        (915)
  Other operating, net......................................      3,180        2,521        3,491       3,904        3,485
  Change in operating assets and liabilities, net of effects of acquisitions and dispositions:
    Increase in accounts receivable.........................    (49,547)     (60,543)     (85,734)    (20,715)     (20,139)
    Decrease (increase) in inventories......................    (12,601)      (4,961)      (4,184)      6,507        4,034
    Decrease (increase) in prepaid expenses.................     (5,136)      (3,797)      (2,849)     (2,795)         443
    Increase (decrease) in accounts payable and accrued
      liabilities...........................................     12,113       53,429       69,033      20,458       40,446
    Decrease (increase) in other assets.....................         43          720          991      (5,783)        (202)
    Increase (decrease) in workers' compensation and other
      claims, noncurrent....................................    (13,500)       7,227        6,605     (17,213)     (16,705)
    Increase (decrease) in other liabilities................    (17,335)         453      (15,283)     66,339       (6,593)
    Other, net..............................................     (1,464)        (413)        (178)       (342)        (275)
                                                               --------    ---------    ---------    --------    ---------
    Net cash provided by operating activities...............     89,314      108,753      154,662     139,062      142,686
                                                               --------    ---------    ---------    --------    ---------
Cash flows from investing activities:
Additions to property, plant and equipment..................    (81,325)     (71,291)    (106,312)    (97,779)    (100,575)
Proceeds from disposal of property, plant and equipment.....     18,525        5,849        7,622       4,620        5,848
Aircraft heavy maintenance expenditures.....................    (11,406)      (9,732)     (15,333)    (19,148)     (17,870)
Acquisitions, net of cash acquired, and related contingency
  payments..................................................     (3,727)    (157,294)    (163,262)     (1,435)     (52,560)
Proceeds from leveraged leases..............................      --          --           --           --          13,707
Other, net..................................................      2,908        7,126        5,431       8,569       (2,435)
                                                               --------    ---------    ---------    --------    ---------
    Net cash used by investing activities...................    (75,025)    (225,342)    (271,854)   (105,173)    (153,885)
                                                               --------    ---------    ---------    --------    ---------
Cash flows from financing activities:
Additions to debt...........................................     18,482      109,327      117,332       4,136       30,916
Reductions of debt..........................................    (13,752)     (37,137)     (48,257)    (34,385)      (9,608)
Repurchase of stock of the Company..........................    (10,606)      (7,191)      (9,955)     (1,511)     (13,033)
Proceeds from employee stock purchase plan..................        767       --           --           --          --
Proceeds from exercise of stock options.....................      2,954        6,459        7,332      14,757        1,472
Dividends paid..............................................    (13,284)     (12,381)     (16,709)    (11,638)      (9,262)
Proceeds from sale of stock to SIP..........................      --          --           --             264       --
Costs of Services Stock Proposal............................      --              (4)          (4)     (3,163)      --
Preferred stock issuance, net of cash expenses..............      --          77,359       77,359        (277)      --
                                                               --------    ---------    ---------    --------    ---------
    Net cash provided (used) by financing activities........    (15,439)     136,432      127,098     (31,817)         485
                                                               --------    ---------    ---------    --------    ---------
Net increase (decrease) in cash and cash equivalents........     (1,150)      19,843        9,906       2,072      (10,714)
Cash and cash equivalents at beginning of year..............     42,318       32,412       32,412      30,340       41,054
                                                               --------    ---------    ---------    --------    ---------
Cash and cash equivalents at end of period..................   $ 41,168    $  52,255    $  42,318    $ 32,412    $  30,340
                                                               --------    ---------    ---------    --------    ---------
                                                               --------    ---------    ---------    --------    ---------

          See accompanying notes to consolidated financial statements.

                     THE PITTSTON COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     On July 26, 1993, the shareholders of The Pittston Company (the 'Company') approved the Services Stock Proposal, as described in Note 9, resulting in the reclassification of the Company's common stock into shares of Pittston Services Group Common Stock ('Services Stock') on a share-for-share basis. In addition, a second class of common stock, designated as Pittston Minerals Group Common Stock ('Minerals Stock') was distributed on a basis of one-fifth of one share of Minerals Stock for each share of the Company's previous common stock. The Pittston Services Group (the 'Services Group') consists of the Burlington Air Express Inc. ('Burlington'), Brink's, Incorporated ('Brink's') and Brink's Home Security, Inc. ('BHS') operations of the Company. The Pittston Minerals Group (the 'Minerals Group') consists of the Coal and Mineral Ventures operations of the Company. The approval of the Services Stock Proposal did not result in any transfer of assets and liabilities of the Company or any of its subsidiaries. The Company prepares separate financial statements for the Minerals and Services Groups in addition to consolidated financial information of the Company.

     Due to the reclassification of the Company's common stock, all stock and per share data in the accompanying financial statements for the periods prior to the reclassification have been restated to reflect the reclassification. The primary impacts of this restatement are as follows:

           Net income per common share has been restated in the Consolidated Statements of Operations to reflect the two classes of stock, Services Stock and Minerals Stock, as if they were outstanding for all periods presented. For the purposes of computing net income per common share of Services Stock and Minerals Stock, the number of shares of Services Stock are assumed to be the same as the total corresponding number of shares of the Company's common stock. The number of shares of Minerals Stock are assumed to be one-fifth of the shares of the Company's common stock.

           All financial impacts of purchases and issuances of the Company's common stock prior to the effective date of the Services Stock Proposal have been attributed to each Group in relation of their respective common equity to the Company's common stock. Dividends paid by the Company were attributed to the Services and Minerals Groups in relation to the initial dividends paid on the Services Stock and the Minerals Stock. Accordingly, the Consolidated Statements of Shareholders' Equity have been restated to reflect these changes.

PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements reflect the accounts of the Company and its majority-owned subsidiaries. The Company's interests in 20% to 50% owned companies are carried on the equity method. All material intercompany items and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year's financial statement presentation.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash on hand, demand deposits and investments with original maturities of three months or less.

SHORT-TERM INVESTMENTS

     Short-term investments primarily include funds set aside by management for certain obligations and are carried at cost which approximates market.

                     THE PITTSTON COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

INVENTORIES

     Inventories are stated at cost (determined under the first-in, first-out or average cost method) or market, whichever is lower.

PROPERTY, PLANT AND EQUIPMENT

     Expenditures for maintenance and repairs are charged to expense and the costs of renewals and betterments are capitalized. Depreciation is provided principally on the straight-line method at varying rates depending upon estimated useful lives. Depletion of bituminous coal lands is provided on the basis of tonnage mined in relation to the estimated total of recoverable tonnage in the ground.

     Mine development costs, primarily included in bituminous coal lands, are capitalized and amortized over the estimated useful life of the mine. These costs include expenses incurred for site preparation and development as well as operating deficits incurred at the mines during the development stage. A mine is considered under development until all planned production units have been placed in operation.

     Subscriber installation costs for home security systems provided by BHS are capitalized and depreciated over the estimated life of the assets and are included in machinery and equipment. The standard security system that is installed, remains the property of BHS and is capitalized at the cost to bring the revenue producing asset to its intended use. When an installation is identified for disconnect, the remaining net book value of the installation is fully written-off and charged to depreciation expense.

INTANGIBLES

     The excess of cost over fair value of net assets of companies acquired is amortized on a straight-line basis over the estimated periods benefited.

     The Company evaluates the carrying value of intangibles and the periods of amortization to determine whether events and circumstances warrant revised estimates of asset value or useful lives. At each balance sheet date the Company assesses the recoverability of the excess of cost over net assets acquired by determining whether the amortization of the asset balance over its remaining life can be recovered through projected undiscounted future operating cash flows. Evaluation of asset value as well as periods of amortization are performed on a disaggregated basis at each of the Company's operating units.

COAL SUPPLY CONTRACTS

     Coal supply contracts consist of contracts to supply coal to customers at certain negotiated prices over a period of time, which have been acquired from other coal companies, and are stated at cost at the time of acquisition, which approximates fair market value. The capitalized cost of such contracts is amortized over the term of the contract on the basis of tons of coal sold under the contract.

INCOME TAXES

     Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109, 'Accounting for Income Taxes', which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

                     THE PITTSTON COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

PNEUMOCONIOSIS (BLACK LUNG) EXPENSE

     The Company acts as self-insurer with respect to almost all black lung benefits. Provision is made for estimated benefits in accordance with annual actuarial reports prepared by outside actuaries. The excess of the present value of expected future benefits over the accumulated book reserves is recognized over the amortization period as a level percentage of payroll. Cumulative actuarial gains or losses are calculated periodically and amortized on a straight-line basis. Assumptions used in the calculation of the actuarial present value of black lung benefits are based on actual retirement experience of the Company's coal employees, black lung claims incidence for active miners, actual dependent information, industry turnover rates, actual medical and legal cost experience and projected inflation rates. As of December 31, 1994 and 1993, the accrued value of estimated future black lung benefits discounted at 6% was approximately $62,824 and $61,067, respectively, and are included in workers' compensation and other claims. The December 31, 1994 balance included $4,643 related to the purchase of Addington Resources, Inc. (Note 10). Based on actuarial data, the Company charged to operations $201 in 1994, $438 in 1993 and $1,029 in 1992. In addition, the Company accrued additional expenses for black lung benefits related to federal and state assessments, legal and administration expenses and other self insurance costs. These amounted to $2,472 in 1994, $2,887 in 1993 and $2,073 in 1992.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     Postretirement benefits other than pensions are accounted for in accordance with Statement of Financial Accounting Standards No. 106, 'Employers' Accounting for Postretirement Benefits Other Than Pensions', which requires employers to accrue the cost of such retirement benefits during the employees' service with the Company.

FOREIGN CURRENCY TRANSLATION

     Assets and liabilities of foreign subsidiaries have been translated at current exchange rates, and related revenues and expenses have been translated at average rates of exchange in effect during the year. Resulting cumulative translation adjustments have been recorded as a separate component of shareholders' equity. Translation adjustments relating to subsidiaries in countries with highly inflationary economies are included in net income, along with all transaction gains and losses for the period.

     A portion of the Company's financial results is derived from activities in several foreign countries, each with a local currency other than the U.S. dollar. Because the financial results of the Company are reported in U.S. dollars, they are affected by the changes in the value of the various foreign currencies in relation to the U.S. dollar. However, the Company's international activity is not concentrated in any single currency, which reduces the risks of foreign currency rate fluctuations.

FINANCIAL INSTRUMENTS

     The Company uses foreign currency forward contracts to hedge risk of changes in foreign currency rates associated with certain transactions denominated in various currencies. Realized and unrealized gains and losses on these contracts, designated and effective as hedges, are deferred and recognized as part of the specific transaction hedged.

     The Company also utilizes other financial instruments to protect against adverse price movements in gold, which the Company produces, and jet fuel products, which the Company consumes as well as interest rate changes on certain variable rate obligations. Gains and losses on these contracts, designated and effective as hedges, are deferred and recognized as part of the transaction hedged.

                     THE PITTSTON COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

REVENUE RECOGNITION

     Coal -- Coal sales are generally recognized when coal is loaded onto transportation vehicles for shipment to customers. For domestic sales, this generally occurs when coal is loaded onto railcars at mine locations. For export sales, this generally occurs when coal is loaded onto marine vessels at terminal facilities.

     Mineral Ventures -- Gold sales are recognized when products are shipped to a refinery. Settlement adjustments arising from final determination of weights and assays are reflected in sales when received.

     Burlington -- Revenues related to transportation services are recognized, together with related transportation costs, on the date shipments physically depart from facilities en route to destination locations. Quarterly and annual financial statements resulting from existing recognition policies do not materially differ from the allocation of revenue between reporting periods based on relative transit times in each reporting period with expenses recognized as incurred.

     Brink's -- Revenues are recognized when services are performed.

     BHS -- Monitoring revenues are recognized when earned and amounts paid in advance are deferred and recognized as income over the applicable monitoring period, which is generally one year or less. Revenues from the sale of equipment are recognized, together with related costs, upon completion of the installation. Connection fee revenues are recognized to the extent of direct selling costs incurred and expensed. Connection fee revenues in excess of direct selling costs are deferred and recognized as income on a straight-line basis over ten years.

NET INCOME PER COMMON SHARE

     Net income per common share for Services Stock is computed by dividing the net income for the Services Group by the weighted average number of shares outstanding during the period. The potential dilution from the exercise of stock options is not material. The assumed conversion of the 9.2% convertible subordinated debentures in 1993 and 1992 was not included since its effect was antidilutive.

     The computation of primary earnings per share for Minerals Stock is based on the weighted average number of outstanding common shares divided into net income for the Minerals Group less preferred stock dividends. The computation of fully diluted earnings per common share for Minerals Stock assumes the conversion of the $31.25 Series C Cumulative Preferred Stock (issued in 1994) and additional shares assuming the exercise of stock options (antidilutive in the primary calculation) divided into net income for the Minerals Group. For 1994 and 1993, the loss per share, assuming full dilution, is considered to be the same as primary since the effect of common stock equivalents and the preferred stock conversion would be antidilutive.

     The shares of Services Stock and Minerals Stock held in The Pittston Company Employee Benefits Trust (Note 9) are evaluated for inclusion in the calculations of net income per common share under the treasury stock method and had no dilutive effect.

2. FINANCIAL INSTRUMENTS

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and trade receivables. The Company places its cash and cash equivalents and short-term investments with high credit qualified financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across many different industries and geographic areas.

                     THE PITTSTON COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following details the fair values of financial instruments for which it is practicable to estimate the value:

CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     The carrying amounts approximate fair value because of the short maturity of these instruments.

DEBT

     The aggregate fair value of the Company's long-term debt obligations, which is based upon quoted market prices and rates currently available to the Company for debt with similar terms and maturities, approximates the carrying amount.

OFF-BALANCE SHEET INSTRUMENTS

     The Company enters into various off-balance sheet financial instruments, as discussed below, to hedge its foreign currency and other market exposures. The risk that counterparties to such instruments may be unable to perform is minimized by limiting the counterparties to major financial institutions. The Company does not expect any losses due to such counterparty default.

     Foreign currency forward contracts -- The Company enters into foreign currency forward contracts with a duration of 30 to 60 days as a hedge against liabilities denominated in various currencies. These contracts do not subject the Company to risk due to exchange rate movements because gains and losses on these contracts offset losses and gains on the liabilities being hedged. At December 31, 1994, the total notional value of foreign currency forward contracts outstanding was $7,390. As of such date, the fair value of foreign currency forward contracts was not significant.

     Gold contracts -- In order to protect itself against downward movements in gold prices, the Company hedges a portion of its recoverable proved and probable reserves primarily through forward sales contracts. At December 31, 1994, 60,056 ounces of gold, representing approximately 30% of the Company's recoverable proved and probable reserves, were sold forward under forward sales contracts with a total notional value of $24,679. These contracts extend through September 1996 and generally mature on a quarterly basis, ratably over the period. Because only a portion of its future production is currently sold forward, the Company can take advantage of increases, if any, in the spot price of gold. At December 31, 1994, the fair value of the Company's forward sales contracts was not significant.

     Fuel contracts -- The Company has hedged a portion of its jet fuel requirements through a swap contract. At December 31, 1994, the notional value of the jet fuel swap, aggregating 12.5 million gallons, through March 31, 1995 was $6,488. In addition, the Company has entered into several commodity options transactions that are intended to protect against significant increases in jet fuel prices. These transactions, aggregate 23.3 million gallons with a notional value of $15,840 and are applicable throughout 1995 in amounts ranging from 3.5 million gallons per month in the first quarter of 1995 to 2.1 million gallons per month in the fourth quarter of 1995. The Company has also entered into a collar transaction, applicable to 7.2 million gallons that provides for a minimum and maximum per gallon price. This transaction is settled monthly based upon the average of the high and low prices during each period.

     The fair value of these fuel hedge transactions may fluctuate over the course of the contract period due to changes in the supply and demand for oil and refined products. Thus, the economic gain or loss, if any, upon settlement of the contracts may differ from the fair value of the contracts at an interim date. At December 31, 1994, the fair value of these contracts was not significant.

     Interest rate contracts -- In connection with the aircraft leasing by Burlington in 1993, the Company entered into interest rate cap agreements. These agreements have a notional amount of $60,000 and cap

                     THE PITTSTON COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

the Company's interest rate on certain aircraft leases at 8.5% through April 1, 1996. As discussed further in Note 7, in 1994, the Company entered into a variable to fixed interest rate swap agreement. The fair value of these contracts was $1,759 at December 31, 1994.

3. ACCOUNTS RECEIVABLE -- TRADE

     For each of the years in the three-year period ended December 31, 1994, the Company maintained agreements with financial institutions whereby it had the right to sell certain coal receivables to those institutions. Certain agreements contained provisions for sales with recourse and other agreements had limited recourse. All agreements have since expired. No receivables were sold in 1994. In 1993 and 1992 total coal receivables of approximately $16,143 and $65,231, respectively, were sold under such agreements. As of December 31, 1994 and 1993, there were no receivables sold which remained to be collected.

4. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment, at cost consists of the following:

                                                                             DECEMBER 31
                                                                         --------------------
                                                                           1994        1993
                                                                         --------    --------

Bituminous coal lands.................................................   $102,392    $118,944
Land -- other than coal lands.........................................     29,914      11,212
Buildings.............................................................     45,344      40,838
Machinery and equipment...............................................    662,844     611,360
                                                                         --------    --------
                                                                         $840,494    $782,354
                                                                         --------    --------
                                                                         --------    --------

     The estimated useful lives for property, plant and equipment are as follows:

                                                                             YEARS
                                                                            -------

Buildings................................................................   3 to 25
Machinery and equipment..................................................   2 to 20

     Depreciation and depletion of property, plant and equipment aggregated $74,270 in 1994, $63,953 in 1993 and $57,291 in 1992. For the nine months ended
September 30, 1995 and 1994 (unaudited), depreciation of property, plant and equipment aggregated $59,777 and $52,278, respectively.

     Capitalized mine development costs totaled $11,908 in 1994, $2,181 in 1993 and $18,487 in 1992.

     Changes in capitalized subscriber installation costs for home security systems were as follows:


                                                        NINE MONTHS
                                                           ENDED             YEAR ENDED DECEMBER 31
                                                       SEPTEMBER 30     --------------------------------
                                                           1995           1994        1993        1992
                                                       -------------    --------    --------    --------
                                                        (UNAUDITED)

Capitalized subscriber installation costs --
  beginning of year.................................      $81,445       $ 65,785    $ 54,668    $ 44,842
Capitalized cost of security system installations...       29,141         32,309      23,972      20,694
Capitalized cost of security systems acquired.......       --              --          --           (143)
Depreciation, including amounts recognized to fully
  depreciate capitalized costs for installations
  disconnected during the period....................      (15,372)       (16,649)    (12,855)    (10,725)
                                                          -------       --------    --------    --------
Capitalized subscriber installation costs -- end of
  period............................................      $95,214       $ 81,445    $ 65,785    $ 54,668
                                                          -------       --------    --------    --------
                                                          -------       --------    --------    --------

                     THE PITTSTON COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     New subscribers were 75,200 in 1994, 59,700 in 1993 and 51,300 in 1992. For the nine months ended September 30, 1995 (unaudited), new subscribers were 58,900.

     As of January 1, 1992, BHS elected to capitalize categories of costs not previously capitalized for home security system installations. This change in accounting principle is preferable because it more accurately reflects subscriber installation costs. The additional costs not previously capitalized consisted of costs for installation labor and related benefits for supervisory, installation scheduling, equipment testing and other support personnel (in the amount of $2,645 in 1994, $2,567 in 1993 and $2,327 in 1992) and costs incurred in maintaining facilities and vehicles dedicated to the installation process (in the amount of $1,492 in 1994, $1,484 in 1993 and $1,994 in 1992). The effect of this change in accounting principle was to increase operating profit of the consolidated group and the BHS segment in 1994, 1993 and 1992 by $4,137, $4,051 and $4,321, respectively, and net income of the Company and the Services Group in 1994, 1993 and 1992 by $2,486, $2,435 and $2,596, respectively, or by $.07 per share in each year. The effect of this change in accounting principle was to increase operating profit of the consolidated group and the BHS segment for the first nine months of 1995 and 1994 (unaudited) by $3,204 and $3,114, respectively. The effect of this change increased net income per common share of the Services Group for the first nine months of 1995 and 1994 (unaudited) by $.05. Prior to January 1, 1992, the records needed to identify such costs were not available. Thus, it was impossible to accurately calculate the effect on retained earnings as of January 1, 1992. However, the Company believes the effect on retained earnings as of January 1, 1992, was immaterial.

     Because capitalized subscriber installation costs for prior periods were not adjusted for the change in accounting principle, installation costs for subscribers in those years will continue to be depreciated based on the lesser amounts capitalized in prior periods. Consequently, depreciation of capitalized subscriber installation costs in the current year and until such capitalized costs prior to January 1, 1992, are fully depreciated will be less than if such prior periods' capitalized costs had been adjusted for the change in accounting. However, the Company believes the effect on net income in 1994, 1993 and 1992 was immaterial.

5. INTANGIBLES

     Intangibles consist entirely of the excess of cost over fair value of net assets of companies acquired and are net of accumulated amortization of $75,649 at December 31, 1994, and $65,738 at December 31, 1993. The estimated useful life of intangibles is generally forty years. Amortization of intangibles aggregated $9,686 in 1994, $7,126 in 1993 and $7,184 in 1992.

                     THE PITTSTON COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

6. INCOME TAXES

     The provision (credit) for income taxes consists of the following:

                                                                 U.S.
                                                               FEDERAL     FOREIGN    STATE      TOTAL
                                                               --------    -------    ------    --------

1994:
     Current................................................   $  7,563    $ 5,956    $5,686    $ 19,205
     Deferred...............................................    (20,238)     2,696      (235)    (17,777)
                                                               --------    -------    ------    --------
     Total..................................................   $(12,675)   $ 8,652    $5,451    $  1,428
                                                               --------    -------    ------    --------
                                                               --------    -------    ------    --------
1993:
     Current................................................   $ 16,385    $ 9,705    $3,353    $ 29,443
     Deferred...............................................    (20,719)    (7,939)     (777)    (29,435)
                                                               --------    -------    ------    --------
     Total..................................................   $ (4,334)   $ 1,766    $2,576    $      8
                                                               --------    -------    ------    --------
                                                               --------    -------    ------    --------
1992:
     Current................................................   $ 12,643    $ 2,640    $4,173    $ 19,456
     Deferred...............................................      8,675        583      (195)      9,063
                                                               --------    -------    ------    --------
     Total..................................................   $ 21,318    $ 3,223    $3,978    $ 28,519
                                                               --------    -------    ------    --------
                                                               --------    -------    ------    --------

     The significant components of the deferred tax expense (benefit) were as follows:

                                                                          1994        1993       1992
                                                                        --------    --------    -------

Deferred tax expense (benefit), exclusive of the components listed
  below..............................................................   $(16,869)   $(33,157)   $ 8,209
Investment tax credit carryforwards..................................      --          --         8,978
Net operating loss carryforwards.....................................       (393)      1,793       (654)
Alternative minimum tax credits......................................      1,147       4,826     (9,814)
Change in the valuation allowance for deferred tax assets............     (1,662)     (1,397)     2,344
Adjustment to deferred tax assets and liabilities for the change in
  the U.S. Federal tax rate..........................................      --         (1,500)     --
                                                                        --------    --------    -------
                                                                        $(17,777)   $(29,435)   $ 9,063
                                                                        --------    --------    -------
                                                                        --------    --------    -------

     The tax benefit for compensation expense related to the exercise of certain employee stock options for tax purposes in excess of compensation expense for financial reporting purposes is recognized as an adjustment to shareholders' equity.

                     THE PITTSTON COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The components of the net deferred tax asset as of December 31, 1994 and December 31, 1993 were as follows:

                                                                                     1994        1993
                                                                                   --------    --------

Deferred tax assets:
     Accounts receivable........................................................   $  5,522    $  5,630
     Postretirement benefits other than pensions................................     94,430      93,341
     Workers' compensation and other claims.....................................     58,285      60,007
     Other liabilities and reserves.............................................    104,382      85,002
     Miscellaneous..............................................................      9,975      10,595
     Net operating loss carryforwards...........................................      8,692       8,299
     Alternative minimum tax credits............................................     30,884      30,774
     Valuation allowance........................................................     (8,193)     (9,855)
                                                                                   --------    --------
          Total deferred tax asset..............................................    303,977     283,793
                                                                                   --------    --------
Deferred tax liabilities:
     Property, plant and equipment..............................................     55,095      62,391
     Pension assets.............................................................     47,159      45,566
     Other assets...............................................................      4,217       4,955
     Investments in foreign affiliates..........................................     11,965      13,044
     Miscellaneous..............................................................     64,513      60,286
                                                                                   --------    --------
          Total deferred tax liability..........................................    182,949     186,242
                                                                                   --------    --------
          Net deferred tax asset................................................   $121,028    $ 97,551
                                                                                   --------    --------
                                                                                   --------    --------

     The valuation allowance relates to deferred tax assets in certain foreign and state jurisdictions.

     Based on the Company's historical and expected taxable earnings, management believes it is more likely than not that the Company will realize the benefit of the existing deferred tax asset at December 31, 1994.

     The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory U.S. federal income tax rate of 35% in 1994 and 1993 and 34% in 1992 to the income (loss) before income taxes.

                                                                                       YEAR ENDED DECEMBER 31
                                                                                   ------------------------------
                                                                                     1994       1993       1992
                                                                                   --------    -------    -------
Income (loss) before income taxes:
     United States..............................................................   $(16,517)   $(7,329)   $58,053
     Foreign....................................................................     44,842     21,483     19,553
                                                                                   --------    -------    -------
                                                                                   $ 28,325    $14,154    $77,606
                                                                                   --------    -------    -------
                                                                                   --------    -------    -------
Tax provision computed at statutory rate........................................   $  9,914    $ 4,954    $26,386
Increases (reductions) in taxes due to:
     Percentage depletion.......................................................     (9,313)    (7,598)    (5,033)
     State income taxes (net of federal tax benefit)............................      5,043      1,924      2,064
     Goodwill amortization......................................................      2,437      3,055      2,229
     Difference between total taxes on foreign income and the U.S. federal
       statutory rate...........................................................     (6,111)      (118)    (1,254)
     Change in the valuation allowance for deferred tax assets..................     (1,662)    (1,397)     2,344
     Adjustment to deferred tax assets and liabilities for the change in the
       U.S. Federal tax rate....................................................      --        (1,500)     --
     Miscellaneous..............................................................      1,120        688      1,783
                                                                                   --------    -------    -------
Actual tax provision............................................................   $  1,428    $     8    $28,519
                                                                                   --------    -------    -------
                                                                                   --------    -------    -------

     It is the policy of the Company to accrue deferred income taxes on temporary differences related to the financial statement carrying amounts and tax bases of investments in foreign subsidiaries and affiliates which are expected to reverse in the foreseeable future. As of December 31, 1994 and December 31, 1993 the unrecognized deferred tax liability for temporary differences of approximately

                     THE PITTSTON COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

$56,697 and $43,640, respectively, related to investments in foreign subsidiaries and affiliates that are essentially permanent in nature and not expected to reverse in the foreseeable future was approximately $19,844 and $15,274, respectively.

     The Company and its domestic subsidiaries file a consolidated U.S. federal income tax return. Such returns have been audited and settled with the Internal Revenue Service through the year 1981.

     As of December 31, 1994, the Company had $30,884 of alternative minimum tax credits available to offset future U.S. federal income taxes and, under current tax law, the carryforward period for such credits is unlimited.

     The tax benefit of net operating loss carryforwards as at December 31, 1994 was $8,692 and related to various state and foreign taxing jurisdictions. The expiration periods primarily range from 5 to 15 years.

7. LONG-TERM DEBT

     Consists of the following:

                                                                                     AS OF DECEMBER 31
                                                                                    -------------------
                                                                                      1994       1993
                                                                                    --------    -------

Senior obligations:
     U.S. dollar term loan due 1999 (year-end rate 6.48% in 1994)................   $100,000    $ --
     Revolving credit notes due 1999 (5.75% in 1994).............................      9,400      --
     U.S. dollar term loan due 1996 to 1997 (6.50% in 1994 and 3.81% in 1993)....      3,451      5,321
     Canadian dollar term loan due 1999 (6.19% in 1994)..........................      2,852      --
     Dutch guilder term loan due 1995 (6.69% in 1993)............................      --         1,250
     U.S. dollar term loan due 1995 (4.06% in 1993)..............................      --         1,714
     Revolving credit notes (year-end rate 3.53% in 1993)........................      --         2,100
     All other...................................................................      2,562      2,629
                                                                                    --------    -------
                                                                                     118,265     13,014
                                                                                    --------    -------
Subordinated obligations:
     4% subordinated debentures due 1997.........................................     14,648     14,648
     9.20% convertible subordinated debentures due 2004..........................      --        27,811
                                                                                    --------    -------
                                                                                      14,648     42,459
                                                                                    --------    -------
Obligations under capital leases (average rates 9.08% in 1994 and 9.62% in
  1993)..........................................................................      5,158      2,915
                                                                                    --------    -------
          Total long-term debt, less current maturities..........................   $138,071    $58,388
                                                                                    --------    -------
                                                                                    --------    -------

     For the four years through December 31, 1999, minimum repayments of long-term debt outstanding are as follows:

1996....................................................................   $  5,769
1997....................................................................     17,744
1998....................................................................      1,175
1999....................................................................    112,641

     In 1994, the Company entered into a standard three year variable to fixed interest rate swap agreement. This agreement fixed the Company's interest rate at 5% on current borrowings of $40,000 in principal. The principal amount to which the 5% interest rate applies declines periodically throughout the term of the agreement.

                     THE PITTSTON COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     In March 1994, the Company entered into a $350,000 credit agreement with a syndicate of banks (the 'New Facility'), replacing the Company's previously existing $250,000 of revolving credit agreements. The New Facility included a $100,000 five-year term loan, which originally matured in March 1999. The New Facility also permitted additional borrowings, repayments and reborrowings of up to an aggregate of $250,000 initially until March 1999. In March 1995, the New Facility was amended to extend the maturity of the term loan to May 2000 and to permit the additional borrowings, repayments and reborrowings until May 2000. Interest on borrowings under the New Facility is payable at rates based on prime, certificate of deposit, Eurodollar or money market rates.

     The Dutch guilder loan to Brink's bears interest based on a Euroguilder rate, or if converted to a U.S. dollar loan based on prime, Eurodollar or money market rates. In January 1992, a portion of the guilder loan was converted into a U.S. dollar loan. The U.S. dollar term loan due 1996 to 1997 to Brink's bears interest based on the Eurodollar rate.

     The Canadian dollar term loan to a wholly owned indirect subsidiary of Burlington bears interest based on Canadian prime or Bankers' Acceptance rates, or if converted to a U.S. dollar loan based on Eurodollar or Federal Funds rates. The loan is guaranteed by the Company.

     Under the terms of the loans, Brink's and Burlington have agreed to various restrictions relating to net worth, disposition of assets and incurrence of additional debt.

     The 4% subordinated debentures due July 1, 1997, are exchangeable only for cash, at the rate of $157.80 per $1,000 debenture. The debentures are redeemable at the Company's option, in whole or in part, at any time prior to maturity, at redemption prices equal to 100% of principal amount.

     On April 15, 1994, the Company redeemed all of the 9.2% convertible subordinated debentures due July 1, 2004, at a premium of $767. The premium has been included in the Consolidated Statement of Operations in 'Other income (expense), net'.

     Various international subsidiaries maintain lines of credit and overdraft facilities aggregating approximately $75,000 with a number of banks on either a secured or unsecured basis.

     Under the terms of some of its debt instruments, the Company has agreed to various restrictions relating to the payment of dividends, the repurchase of capital stock, the maintenance of consolidated net worth, and the amount of additional funded debt which may be incurred. Allowable restricted payments for dividends and stock repurchases aggregated $175,486 at December 31, 1994.

     At December 31, 1994, the Company had outstanding unsecured letters of credit totaling $81,450 primarily supporting the Company's obligations under its various self-insurance programs.

8. STOCK OPTIONS

     The Company grants options under its 1988 Stock Option Plan (the '1988 Plan') to executives and key employees and under its Non-Employee Directors' Stock Option Plan (the 'Non-Employee Plan') to outside directors to purchase common stock at a price not less than 100% of quoted market value at date of grant. As part of the Services Stock Proposal (Note 9), the 1988 and Non-Employee Plans were amended to permit option grants to be made to optionees with respect to either Services Stock or Minerals Stock, or both.

     The Company's 1979 Stock Option Plan (the '1979 Plan') and 1985 Stock Option Plan (the '1985 Plan') terminated in 1985 and 1988, respectively, except as to options still outstanding.

     At the Effective Date of the Services Stock Proposal a total of 2,228,225 shares of common stock were subject to options outstanding under the 1988 Plan, the Non-Employee Plan, the 1979 Plan and the 1985 Plan. Pursuant to antidilution provisions in the option agreements covering such options, the Company converted these options into options for shares of Services Stock or Minerals Stock, or both, depending primarily on the employment status and responsibilities of the particular optionee. In the

                     THE PITTSTON COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

case of optionees having Company-wide responsibilities, each outstanding option was converted into an option for Services Stock and an option for Minerals Stock, in the same ratio as the distribution on the Effective Date of Minerals Stock to shareholders of the Company, viz., one share to one-fifth of a share, with any resultant fractional share of Minerals Stock rounded downward to the nearest whole number of shares. In the case of other optionees, each outstanding option was converted into a new option for only Services Stock or Minerals Stock, as the case may be, following the Effective Date. As a result, 2,167,247 shares of Services Stock and 507,698 shares of Minerals Stock were subject to options outstanding as of the Effective Date.

     The table below summarizes the activity in all plans.

                                                                                                         AGGREGATE
                                                                                             NO. OF       OPTION
                                                                                             SHARES        PRICE
                                                                                            ---------    ---------

The Pittston Company Common Stock Options:
     Granted:
          1993...........................................................................      17,500     $   294
          1992...........................................................................     758,300      11,706
     Became exercisable:
          1993...........................................................................     468,250       7,749
          1992...........................................................................     320,009       5,367
     Exercised:
          1993...........................................................................     377,191       5,379
          1992...........................................................................     113,347       1,472
Pittston Services Group Common Stock Options:
     Outstanding:
          12/31/94.......................................................................   1,990,197      38,401
          12/31/93.......................................................................   2,378,804      42,680
     Granted:
          1994...........................................................................      73,000       2,018
          1993...........................................................................     829,000      22,080
     Became exercisable:
          1994...........................................................................     421,030       7,593
          1993...........................................................................      21,008         273
     Exercised:
          1994...........................................................................     421,302       5,567
          1993...........................................................................     594,129       7,638
Pittston Minerals Group Common Stock Options:
     Outstanding:
          12/31/94.......................................................................     507,323       9,571
          12/31/93.......................................................................     623,498      11,023
     Granted:
          1994...........................................................................      23,000         431
          1993...........................................................................     252,000       6,094
     Became exercisable:
          1994...........................................................................     108,259       1,978
          1993...........................................................................       3,575          50
     Exercised:
          1994...........................................................................     128,667       1,765
          1993...........................................................................     134,528       1,738

                     THE PITTSTON COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     At December 31, 1994, a total of 1,121,047 shares of Services Stock and 271,815 shares of Minerals Stock were exercisable. In addition, there were 3,634,470 shares of Services Stock and 725,323 shares of Minerals Stock reserved for issuance under the plans, including 1,644,273 shares of Services Stock and 218,000 shares of Minerals Stock reserved for future grant.

9. CAPITAL STOCK

     On July 26, 1993 (the 'Effective Date'), the shareholders of the Company approved the Services Stock Proposal, as described in the Company's proxy statement dated June 24, 1993, resulting in the reclassification of the Company's common stock. The outstanding shares of Company common stock were redesignated as Services Stock on a share-for-share basis and a second class of common stock, designated as Minerals Stock, was distributed on the basis of one-fifth of one share of Minerals Stock for each share of the Company's previous common stock held by shareholders of record on July 26, 1993. Minerals Stock and Services Stock are designed to provide shareholders with separate securities reflecting the performance of the Minerals Group and the Services Group, respectively, without diminishing the benefits of remaining a single corporation or precluding future transactions affecting either Group.

     The Company, at any time, has the right to exchange each outstanding share of Minerals Stock for shares of Services Stock having a fair market value equal to 115% of the fair market value of one share of Minerals Stock. In addition, upon the sale, transfer, assignment or other disposition, whether by merger, consolidation, sale or contribution of assets or stock or otherwise of all or substantially all of the properties and assets of the Minerals Group to any person, entity or group (with certain exceptions), the Company is required to exchange each outstanding share of Minerals Stock for shares of Services Stock having a fair market value equal to 115% of the fair market value of one share of Minerals Stock. Shares of Services Stock are not subject to either optional or mandatory exchange.

     Holders of Services Stock have one vote per share. Holders of Minerals Stock have one vote per share, subject to adjustment on January 1, 1996, and on each January 1 every two years thereafter based upon the relative fair market value of one share of Minerals Stock and one share of Services Stock on each such date. Accordingly, beginning on January 1, 1996, each share of Minerals Stock may have more than, less than or continue to have exactly one vote. Holders of Services Stock and Minerals Stock vote together as a single voting group on all matters as to which all common shareholders are entitled to vote. In addition, as prescribed by Virginia law, certain amendments to the Company's Restated Articles of Incorporation affecting, among other things, the designation, rights, preferences or limitations of one class of common stock, or any merger or statutory share exchange, must be approved by the holders of such class of common stock, voting as a separate voting group, and, in certain circumstances, may also have to be approved by the holders of the other class of common stock, voting as a separate voting group.

     In the event of a dissolution, liquidation or winding up of the Company, the holders of Services Stock and Minerals Stock will receive the funds remaining for distribution, if any, to the common shareholders on a per share basis in proportion to the total number of shares of Services Stock and Minerals Stock, respectively, then outstanding to the total number of shares of both classes of common stock then outstanding.

     In July 1993, the Board of Directors authorized a new share repurchase program under which up to 1,250,000 shares of Services Stock and 250,000 shares of Minerals Stock may be repurchased from time to time in the open market or in private transactions, as conditions warrant, not to exceed an aggregate purchase price of $43,000. Through December 31, 1994, a total of 256,100 shares of Services Stock were repurchased at a total cost of $6,188, all of which were repurchased in 1994. Through December 31, 1994, a total of 38,500 shares of Minerals Stock were repurchased at a total cost of $808, of which 19,700 shares were acquired in 1994 at a total cost of $401. The program to acquire shares in the open market

                     THE PITTSTON COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

remains in effect in 1995. During the nine months ended September 30, 1995 (unaudited), 145,800 shares of Services Stock were repurchased at a total cost of $3,435 and 78,800 shares of Minerals Stock were repurchased at a total cost of $912. In November 1995, the Board increased the remaining purchase authority for Minerals Stock to 1,000,000 shares, not to exceed $45 million for all common shares of the Company.

     The Company has authority to issue up to 2,000,000 shares of preferred stock, par value $10 per share. In January 1994, the Company issued 161,000 shares of its $31.25 Series C Cumulative Convertible Preferred Stock, par value $10 per share (the 'Convertible Preferred Stock'). The Convertible Preferred Stock pays an annual cumulative dividend of $31.25 per share payable quarterly, in cash, in arrears, out of all funds of the Company legally available therefore, when, as and if declared by the Board of Directors of the Company, and bears a liquidation preference of $500 per share, plus an amount equal to accrued and unpaid dividends thereon. Each share of the Convertible Preferred Stock is convertible at the option of the holder at any time, unless previously redeemed or, under certain circumstances, called for redemption, into shares of Minerals Stock at a conversion price of $32.175 per share of Minerals Stock, subject to adjustment in certain circumstances. Except under certain circumstances, the Convertible Preferred Stock is not redeemable prior to February 1, 1997. On and after such date, the Company may at its option, redeem the Convertible Preferred Stock, in whole or in part, for cash initially at a price of $521.875 per share, and thereafter at prices declining ratably annually on each February 1 to an amount equal to $500.00 per share on and after February 1, 2004, plus in each case an amount equal to accrued and unpaid dividends on the date of redemption. Except under certain circumstances or as prescribed by Virginia law, shares of the Convertible Preferred Stock are nonvoting. Other than the Convertible Preferred Stock no shares of preferred stock are presently issued or outstanding.

     In July 1994, the Board of Directors of the Company authorized the repurchase from time to time of up to $15,000 of Convertible Preferred Stock. As of December 31, 1994, 8,350 shares at a total cost of $3,366 have been repurchased. The program to acquire shares remains in effect in 1995. As of September 30, 1995 (unaudited), 24,720 shares at a total cost of $9.6 million were repurchased, of which 16,370 shares at a cost of $6.3 million were repurchased in the first nine months of 1995. In November 1995, the Board authorized an increase in the remaining authority to $15 million.

     Under a Shareholder Rights Plan adopted by the Company's Board of Directors in 1987 and amended in December 1988, rights to purchase a new Series A Participating Cumulative Preferred Stock (the 'Series A Preferred Stock') of the Company were distributed as a dividend at the rate of one right for each share of the Company's common stock. Pursuant to the Services Stock Proposal, the Shareholders Rights Plan was amended and restated to reflect the change in the capital structure of the Company. Each existing right was amended to become a Pittston Services Group right (a 'Services Right'). Holders of Minerals Stock received one Pittston Minerals Group right (a 'Minerals Right') for each outstanding share of Minerals Stock. Each Services Right, if and when it becomes exercisable, will entitle the holder to purchase one-thousandth of a share of Series A Preferred Stock at a purchase price of $40, subject to adjustment. Each Minerals Right, if and when it becomes exercisable, will entitle the holder to purchase one-thousandth of a share of Series B Participating Cumulative Preferred Stock (the 'Series B Preferred Stock') at a purchase price of $40, subject to adjustment. Each fractional share of Series A Preferred Stock and Series B Preferred Stock will be entitled to participate in dividends and to vote on an equivalent basis with one whole share of Services Stock and Minerals Stock, respectively. Each right will not be exercisable until ten days after a third party acquires 20% or more of the total voting rights of all outstanding Services Stock and Minerals Stock or ten days after commencement of a tender offer or exchange offer by a third party for 30% or more of the total voting rights of all outstanding Services Stock and Minerals Stock. If after the rights become exercisable, the Company is acquired in a merger or other business combination, each right will entitle the holder to purchase, for the purchase price, common stock of the surviving or acquiring company having a market value of twice

                     THE PITTSTON COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

the purchase price. In the event a third party acquires 30% or more of all outstanding Services Stock and Minerals Stock or engages in one or more 'self dealing' transactions with the Company, the rights will entitle each holder to purchase, at the purchase price, that number of fractional shares of Series A Preferred Stock and Series B Preferred Stock equivalent to the number of shares of common stock which at the time of the triggering event would have a market value of twice the purchase price. The rights may be redeemed by the Company at a price of $.01 per right and expire on September 25, 1997.

     The Company's Articles of Incorporation limits dividends on Minerals Stock to the lesser of (i) all funds of the Company legally available therefore (as prescribed by Virginia law) and (ii) the Available Minerals Dividend Amount (as defined in the Articles of Incorporation). At December 31, 1994, the Available Minerals Dividend Amount was at least $24,788. Dividends on Minerals Stock are also restricted by covenants in the Company's public indentures and bank credit agreements (Note 7).

     In December 1992, the Company formed The Pittston Company Employee Benefits Trust (the 'Trust') to hold shares of its common stock to fund obligations under certain employee benefit programs. Upon formation of the Trust, the Company sold for a promissory note of the Trust, 4,000,000 new shares of its common stock to the Trust at a price equal to the fair value of the stock on the date of sale. Upon approval of the Services Stock Proposal, 3,871,826 shares in the Trust were redesignated as Services Stock and 774,365 shares of Minerals Stock were distributed to the Trust. At December 31, 1994, 3,778,565 shares of Services Stock (3,853,778 in 1993) and 723,218 (770,301 in 1993) shares of Minerals Stock remained in the Trust, valued at market. These shares will be voted by the trustee in the same proportion as those voted by the Company's employees participating in the Company's Savings Investment Plan. The fair market value of the shares is included in each issue of common stock and capital in excess of par and, in total, as a reduction to common shareholders' equity in the Company's consolidated balance sheet.

10. ACQUISITIONS

     On January 14, 1994, a wholly owned indirect subsidiary of the Company completed the acquisition of substantially all of the coal mining operations and coal sales contracts of Addington Resources, Inc. for $157,324. The acquisition has been accounted for as a purchase; accordingly, the purchase price has been allocated to the underlying assets and liabilities based on their respective estimated fair value at the date of acquisition. The fair value of assets acquired was $173,959 and liabilities assumed was $138,518. The excess of the purchase price over the fair value of assets acquired and liabilities assumed was $121,883 and is being amortized over a period of forty years. The financial statements include the results of operations since the date of acquisition.

     The acquisition was financed by the issuance of $80,500 of Convertible Preferred Stock (Note 9) and additional borrowing under existing credit facilities. In March 1994, the additional debt incurred for this acquisition was refinanced with a portion of the proceeds from the five-year term loan (Note 7).

     The following pro forma results, however, assume that the acquisition and related financing had occurred at the beginning of 1993. The unaudited pro forma data below are not necessarily indicative of the results that would have occurred if the transaction was in effect for the year ended December 31, 1993, nor are they indicative of the future results of operations of the Company.

                                                                                                       PRO FORMA
                                                                                                      (UNAUDITED)
                                                                                                       YEAR ENDED
                                                                                                      DECEMBER 31
                                                                                                          1993
                                                                                                      ------------
Net sales and operating revenues...................................................................    $2,527,720
                                                                                                      ------------
                                                                                                      ------------
Net income.........................................................................................    $   29,769
                                                                                                      ------------
                                                                                                      ------------

                                                  (table continued on next page)

                     THE PITTSTON COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(table continued from previous page)

                                                                                                       PRO FORMA
                                                                                                      (UNAUDITED)
                                                                                                       YEAR ENDED
                                                                                                      DECEMBER 31
                                                                                                          1993
                                                                                                      ------------
Pittston Services Group:
     Net income attributed to common shares........................................................    $   47,126
                                                                                                      ------------
                                                                                                      ------------
     Net income per common share...................................................................    $     1.28
                                                                                                      ------------
                                                                                                      ------------
     Average common shares outstanding.............................................................        36,907
                                                                                                      ------------
                                                                                                      ------------
Pittston Minerals Group:
     Net loss attributed to common shares..........................................................    $  (22,388)
                                                                                                      ------------
                                                                                                      ------------
     Net loss per common share.....................................................................    $    (3.03)
                                                                                                      ------------
                                                                                                      ------------
     Average common shares outstanding.............................................................         7,381
                                                                                                      ------------
                                                                                                      ------------

     In addition, during 1994, the Company acquired several small businesses and made a contingent payment related to an acquisition made in a prior year. Total consideration paid was $5,938.

     During 1993, the Company acquired one small business and made installment and contingency payments related to other acquisitions made in prior years. The total consideration paid was $1,435.

     During 1992, the Company acquired several businesses for an aggregate purchase price of $47,800 including debt and installment payments to be made of $2,864. The fair value of assets acquired was $50,858 and liabilities assumed was $3,058. In addition, the Company made cash payments of $7,624 in the aggregate for an equity investment and contingency payments for acquisitions made in prior years.

     The acquisitions in 1993 and 1992 have been accounted for as purchases and the purchase price for each acquisition was essentially equal to the fair value of assets acquired.

     In 1994, 1993 and 1992 the results of operations of the acquired companies have been included in the Company's results of operations from their date of acquisition.

11. COAL JOINT VENTURE

     The Company, through a wholly owned indirect subsidiary, entered into a partnership agreement in 1982 with four other coal companies to construct and operate coal port facilities in Newport News, Virginia, in the Port of Hampton Roads (the 'Facilities'). The Facilities commenced operations in 1984, and now have an annual throughput capacity of 22 million tons, with a ground storage capacity of approximately 2 million tons. The Company initially had an indirect 25% interest in the partnership, DTA. Initial financing of the Facilities was accomplished through the issuance of $135,000 principal amount of revenue bonds by the Peninsula Ports Authority of Virginia (the 'Authority'), which is a political subdivision of the Commonwealth of Virginia. In 1987, the original revenue bonds were refinanced by the issuance of $132,800 of coal terminal revenue refunding bonds of which two series of these bonds in the aggregate principal amount of $33,200 were attributable to the Company. In 1990, the Company acquired an additional indirect 7 1/2% interest in the DTA partnership, increasing its ownership to 32 1/2%. With the increase in ownership, $9,960 of the remaining four additional series of the revenue refunding bonds of $99,600 became attributable to the Company. In November 1992, all bonds attributable to the Company were refinanced with the issuance of a new series of coal terminal revenue refunding bonds in the aggregate principal amount of $43,160. The new series of bonds bear a fixed interest rate of 7 3/8%. The Authority owns the Facilities and leases them to DTA for the life of the bonds, which mature on June 1, 2020. DTA may purchase the Facilities for $1 at the end of the lease term. The obligations of the partners are several, and not joint.

                     THE PITTSTON COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     Under loan agreements with the Authority, DTA is obligated to make payments sufficient to provide for the timely payment of the principal of and interest on the bonds of the new series. Under a throughput and handling agreement, the Company has agreed to make payments to DTA that in the aggregate will provide DTA with sufficient funds to make the payments due under the loan agreements and to pay the Company's share of the operating costs of the Facilities. The Company has also unconditionally guaranteed the payment of the principal of and premium, if any, and the interest on the new series of bonds. Payments for operating costs aggregated $7,173 in 1994, $7,949 in 1993 and $6,819 in 1992. The Company has the right to use 32 1/2% of the throughput and storage capacity of the Facilities subject to user rights of third parties which pay the Company a fee. The Company pays throughput and storage charges based on actual usage at per ton rates determined by DTA.

12. LEASES

     The Company and its subsidiaries lease aircraft, facilities, vehicles, computers and coal mining and other equipment under long-term operating leases with varying terms, and most of the leases contain renewal and/or purchase options. As of December 31, 1994, aggregate future minimum lease payments under noncancellable operating leases were as follows:

                                                                                     EQUIPMENT
                                                           AIRCRAFT    FACILITIES     & OTHER      TOTAL
                                                           --------    ----------    ---------    --------

1995....................................................   $ 30,237     $  31,652    $ 35,977     $ 97,866
1996....................................................     22,641        25,286      24,962       72,889
1997....................................................     20,983        21,727      17,678       60,388
1998....................................................      4,815        18,619      11,164       34,598
1999....................................................      --           14,886       4,420       19,306
2000....................................................      --           13,052       1,657       14,709
2001....................................................      --           10,334         694       11,028
2002....................................................      --            8,545         419        8,964
2003....................................................      --            7,797         418        8,215
2004....................................................      --            7,384         417        7,801
Later Years.............................................      --           58,987       3,716       62,703
                                                           --------    ----------    ---------    --------
                                                           $ 78,676     $ 218,269    $101,522     $398,467
                                                           --------    ----------    ---------    --------
                                                           --------    ----------    ---------    --------

     These amounts are net of aggregate future minimum noncancellable sublease rentals of $6,161.

     A wholly-owned subsidiary of the Company entered into two transactions covering various leases which provided for the replacement of eight B707 aircraft with seven DC8-71 aircraft and completed an evaluation of other fleet related costs. One transaction, representing four aircraft, was reflected in the 1993 financial statements, while the other transaction, covering the remaining three aircraft, was reflected in the 1992 financial statements. The net effect of these transactions did not have a material impact on operating profit for either year.

     Rent expense amounted to $110,414 in  1994, $91,439 in 1993 and $84,365  in
1992 and is net of sublease rentals of $800, $862 and $1,488, respectively.

     The Company incurred capital lease obligations of $3,152 in 1994, $1,601 in 1993 and $2,316 in 1992. In addition, in 1994 the Company assumed capital lease obligations of $16,210 as part of the Addington Resources, Inc. acquisition (Note 10). As of December 31, 1994, the Company's obligations under capital leases were not significant.

                     THE PITTSTON COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

13. EMPLOYEE BENEFIT PLANS

     The Company and its subsidiaries maintain several noncontributory defined benefit pension plans covering substantially all nonunion employees who meet certain minimum requirements. Benefits of most of the plans are based on salary and years of service. The Company's policy is to fund the actuarially determined amounts necessary to provide assets sufficient to meet the benefits to be paid to plan participants in accordance with applicable regulations. The net pension expense (credit) for 1994, 1993 and 1992 for all plans is as follows:

                                                                            YEAR ENDED DECEMBER 31
                                                                       --------------------------------
                                                                         1994        1993        1992
                                                                       --------    --------    --------

Service cost -- benefits earned during year.........................   $ 12,169    $  9,680    $  9,185
Interest cost on projected benefit obligation.......................     19,781      19,098      17,593
Loss (return) on assets -- actual...................................        576     (46,089)    (31,144)
(Loss) return on assets -- deferred.................................    (33,601)     16,154       1,935
Other amortization, net.............................................      1,441        (440)    (11,669)
                                                                       --------    --------    --------
Net pension expense (credit)........................................   $    366    $ (1,597)   $(14,100)
                                                                       --------    --------    --------
                                                                       --------    --------    --------

     The assumptions used in determining the net pension expense (credit) for the Company's major pension plan were as follows:

                                                                               1994      1993      1992
                                                                               ----      ----      ----

Interest cost on projected benefit obligation...............................    7.5%      9.0%      9.0%
Expected long-term rate of return on assets.................................   10.0%     10.0%     10.0%
Rate of increase in compensation levels.....................................    4.0%      5.0%      5.0%

     The funded status and prepaid pension expense at December 31, 1994 and 1993 for all plans are as follows:

                                                                                     1994        1993
                                                                                   --------    --------
Actuarial present value of accumulated benefit obligation:
     Vested.....................................................................   $198,510    $214,017
     Nonvested..................................................................     12,652      11,867
                                                                                   --------    --------
                                                                                    211,162     225,884
Benefits attributable to projected salaries.....................................     33,777      46,979
                                                                                   --------    --------
Projected benefit obligation....................................................    244,939     272,863
Plan assets at fair value.......................................................    339,973     351,021
                                                                                   --------    --------
Excess of plan assets over projected benefit obligation.........................     95,034      78,158
Unamortized initial net asset...................................................     (4,499)     (5,505)
Unrecognized experience loss....................................................     24,247      40,715
Unrecognized prior service cost.................................................      1,963       2,149
                                                                                   --------    --------
Net pension assets..............................................................    116,745     115,517
Current pension liability.......................................................      2,208       1,549
                                                                                   --------    --------
Deferred pension asset per balance sheet........................................   $118,953    $117,066
                                                                                   --------    --------
                                                                                   --------    --------

     For the valuation of pension obligations and the calculation of the funded status, the discount rate was 8.75% in 1994 and 7.5% in 1993. The expected long-term rate of return on assets was 10% in both years. The rate of increase in compensation levels used was 4% in 1994 and 1993.

     The unrecognized initial net asset at January 1, 1986 (January 1, 1989 for certain foreign pension plans), the date of adoption of Statement of Financial Accounting Standards No. 87, has been amortized

                     THE PITTSTON COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

over the estimated remaining average service life of the employees. As of December 31, 1994, approximately 70% of plan assets were invested in equity securities and 30% in fixed income securities.

     Under the 1990 collective bargaining agreement with the United Mine Workers of America ('UMWA'), the Company has made payments, based on hours worked, into an escrow account established for the benefit of union employees (Note 17). The total amount accrued and escrowed by the Company's coal operations under this agreement as at December 31, 1994 and 1993, was $23,120 and $21,064,
respectively. The amount escrowed and accrued is included in 'Short-term investments' and 'Miscellaneous accrued liabilities'.

     The Company and its subsidiaries also provide certain postretirement health care and life insurance benefits for eligible active and retired employees in the United States and Canada.

     For the years 1994, 1993 and 1992, the components of periodic expense for these postretirement benefits were as follows:

                                                                             YEAR ENDED DECEMBER 31
                                                                          -----------------------------
                                                                           1994       1993       1992
                                                                          -------    -------    -------

Service cost -- benefits earned during year............................   $ 2,446    $ 2,695    $ 2,379
Interest cost on accumulated postretirement benefit obligation.........    21,429     21,485     19,576
Amortization of (gains) losses.........................................     2,804        393         (6)
                                                                          -------    -------    -------
     Total expense.....................................................   $26,679    $24,573    $21,949
                                                                          -------    -------    -------
                                                                          -------    -------    -------

     Interest costs on the accumulated postretirement benefit obligation were based upon rates of 7.5% in 1994 and 9% in 1993 and 1992.

     At December 31, 1994 and 1993, the actuarial and recorded liabilities for these postretirement benefits, none of which have been funded, were as follows:

                                                                                     1994        1993
                                                                                   --------    --------

Accumulated postretirement benefit obligation:
     Retirees...................................................................   $217,307    $202,473
     Fully eligible active plan participants....................................     22,203      45,913
     Other active plan participants.............................................     19,449      42,957
                                                                                   --------    --------
                                                                                    258,959     291,343
Unrecognized experience loss....................................................    (22,928)    (63,495)
                                                                                   --------    --------
Liability included on the balance sheet.........................................    236,031     227,848
Less current portion............................................................     17,293      15,630
                                                                                   --------    --------
Noncurrent liability for postretirement health care and life insurance
  benefits......................................................................   $218,738    $212,218
                                                                                   --------    --------
                                                                                   --------    --------

     The accumulated postretirement benefit obligation was determined using the unit credit method and an assumed discount rate of 8.75% in 1994 and 7.5% in 1993. The assumed health care cost trend rate used in 1994 was 10% for pre-65 retirees, grading down to 5% in the year 2001. For post-65 retirees, the assumed trend rate in 1994 was 8%, grading down to 5% in the year 2001. The assumed Medicare cost trend rate used in 1994 was 7%, grading down to 5% in the year 2001.

     A percentage point increase each year in the health care cost trend rate used would have resulted in a $2,820 increase in the aggregate service and interest components of expense for the year 1994, and a $40,986 increase in the accumulated postretirement benefit obligation at December 31, 1994.

     The Company also sponsors a Savings-Investment Plan to assist eligible employees in providing for retirement or other future financial needs. Employee contributions are matched at rates of 50% to 125% up to 5% of compensation (subject to certain limitations imposed by the Internal Revenue Code

                     THE PITTSTON COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

of 1986, as amended). Contribution expense under the plan aggregated $5,848 in 1994, $5,381 in 1993 and $5,391 in 1992.

     In May 1994, the Company's shareholders approved the Employee Stock Purchase Plan effective July 1, 1994. Eligible employees may elect to purchase shares of Minerals Stock and Services Stock at the lower of 85% of the fair market value as of specified dates. Under this plan employees purchased 11,843 shares of Minerals Stock for $187 and 26,444 shares of Services Stock for $590.

     The Company sponsors several other defined contribution benefit plans based on hours worked, tons produced or other measurable factors. Contributions under all of these plans aggregated $1,026 in 1994 and $918 in 1993 and 1992.

     In October 1992, the Coal Industry Retiree Health Benefit Act of 1992 (the 'Health Benefit Act') was enacted as part of the Energy Policy Act of 1992. The Health Benefit Act established rules for the payment of future health care benefits for thousands of retired union mine workers and their dependents. Part of the burden for these payments was shifted by the Health Benefit Act from certain coal producers, which had a contractual obligation to fund such payments, to producers such as the Company which have collective bargaining agreements with the UMWA that do not require such payments and to numerous other companies which are no longer in the coal business. The Health Benefit Act established a trust fund to which 'signatory operators' and 'related persons,' including the Company and certain of its coal subsidiaries (the 'Pittston
Companies') are obligated to pay annual premiums for assigned beneficiaries, together with a pro rata share for certain beneficiaries who never worked for such employers ('unassigned beneficiaries'), in amounts determined by the Secretary of Health and Human Services on the basis set forth in the Health Benefit Act. For 1993 and 1994, this liability (on a pre-tax basis) was approximately $9,100 and $11,000, respectively. The Company believes that the annual liability under the Health Benefit Act for the Pittston Companies' assigned beneficiaries will continue in the $10,000 to $11,000 range for the next eight years and should begin to decline thereafter as the number of such assigned beneficiaries decreases.

     Based on the number of beneficiaries actually assigned by the Social Security Administration, the Company estimates the aggregate pre-tax liability relating to the Pittston Companies' assigned beneficiaries at approximately $250,000, which when discounted at 8.75% provides a present value estimate of approximately $100,000.

     The ultimate obligation that will be incurred by the Company could be significantly affected by, among other things, increased medical costs, decreased number of beneficiaries, governmental funding arrangements and such federal health benefit legislation of general application as may be enacted. In addition, the Health Benefit Act requires the Pittston Companies to fund, pro rata according to the total number of assigned beneficiaries, a portion of the health benefits for unassigned beneficiaries. At this time, the funding for such health benefits is being provided from another source and for this and other reasons the Pittston Companies' ultimate obligation for the unassigned beneficiaries cannot be determined. The Company accounts for its obligations under the Health Benefit Act as a participant in a multi-employer plan and recognizes the annual cost on a pay-as-you-go basis.

14. RESTRUCTURING AND OTHER CHARGES, INCLUDING LITIGATION ACCRUAL

     The market for metallurgical coal, for most of the past fifteen years, has been characterized by weak demand from primary steel producers and intense competition from foreign coal producers, especially those in Australia and Canada. Metallurgical coal sales contracts typically are subject to annual price negotiations, which increase the risk of market forces. As a result of the continuing long-term decline in the metallurgical coal markets, which was further evidenced by significant price reductions in early 1994, the Coal operations accelerated its strategy of decreasing its exposure to these markets. After a review of the economic viability of the remaining metallurgical coal assets in early 1994, management determined that four underground mines were no longer economically viable and

                     THE PITTSTON COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

should be closed resulting in significant economic impairment to three related preparation plants. In addition, it was determined that one surface steam coal mine, the Heartland mine, which provided coal to Alabama Power Company under a long-term sales agreement, would be closed due to rising costs caused by unfavorable geological conditions.

     As a result of these decisions, the Company incurred a pre-tax charge of $90,806 in 1994 ($58,116 after tax) which included a reduction in the carrying value of these assets and related accruals for mine closure costs. These charges included asset write-downs of $46,487 which reduced the book carrying value of such assets to what management believes to be their net realizable value based on either estimated sales or leasing of such property to unrelated third parties. In addition, the charges included $3,836 for required lease payments owed to lessors for machinery and equipment that would be idled as a result of the mine and facility closures. The charges also included $19,290 for mine and plant closure costs which represented estimates for reclamation and other environmental costs to be incurred to bring the properties in compliance with federal and state mining and environmental laws. This accrual was required due to the premature closing of the mines. The accrual also included $21,193 in contractually or statutorily required employee severance and other benefit costs associated with termination of employees at these facilities and costs associated with inactive employees at these facilities. Such employee benefits included severance payments, medical insurance, workers' compensation and other benefits and have been calculated in accordance with contractually (collective bargaining agreements signed by certain coal subsidiaries included in the Company) and legally required employee severance and other benefits.

     Of the four underground mines, two have ceased coal production (one in 1995), while the remaining two mines are expected to cease coal production in 1995. In 1994 the Company reached agreement with Alabama Power Company to transfer the coal sales contract serviced by the Heartland mine to another location in West Virginia. The Heartland mine ceased coal production during 1994 and final reclamation and environmental work is in process. At the beginning of 1994, there were approximately 750 employees involved in operations at these facilities and other administrative support. Employment at these facilities was reduced by 52% to approximately 360 employees at December 31, 1994 and by 76% to approximately 180 employees at September 30, 1995.

     Although coal production has or will cease at the mines contemplated in the accrual, the Company will incur reclamation and environmental costs for several years to bring these properties into compliance with federal and state environmental laws. In addition, employee termination and medical costs will continue to be incurred for several years after the facilities have been closed. The significant portion of these employee liabilities is for statutorily provided workers' compensation costs for inactive employees. Such benefits include indemnity and medical payments as required under state workers' compensation laws. The long payment periods are based on continued, and in some cases, lifetime indemnity and medical payments to injured former employees and their surviving spouses. Management believes that the charges incurred in 1994 should be sufficient to provide for these future costs and does not anticipate material additional future charges to operating earnings for these facilities, although continual cash funding will be required over the next several years.

     In 1993 the Company incurred a pre-tax charge of $78,633 ($48,897 after tax) relating to mine closing costs including employee benefit costs and certain other noncash charges, together with previously reported litigation (the
'Evergreen Case') brought against the Company and a number of its coal subsidiaries by the trustees of certain pension and benefit trust funds established under collective bargaining agreements with the UMWA (Note 17). These charges impacted Coal and Mineral Ventures operating profit in the amount of $70,713 and $7,920, respectively.

     The charge in the Mineral Ventures segment in 1993, related to the write-down of the Company's investment in the Uley graphite mine in Australia. Although reserve drilling of the Uley property indicates substantial graphite deposits, processing difficulties, depressed graphite prices which remained

                     THE PITTSTON COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

significantly below the level prevailing at the start of the project and an analysis of various technical and marketing conditions affecting the project resulted in the determination that the assets had been impaired and that loss recognition was appropriate. The charge included asset write-downs of $7,496, which reduced the carrying value of such assets to zero.

     The following table analyzes the changes in liabilities during the last three years for facility closure costs recorded as restructuring and other charges:

                                                                                       EMPLOYEE
                                                                             MINE     TERMINATION,
                                                                 LEASED       AND       MEDICAL
                                                                MACHINERY    PLANT        AND
                                                                   AND      CLOSURE    SEVERANCE
                                                                EQUIPMENT    COSTS       COSTS       TOTAL
                                                                ---------   -------   -----------   -------

Balance as of January 1, 1993(a)..............................   $ 1,146    $35,499     $35,413     $72,058
     Additions................................................     2,782      1,598       6,267      10,647
     Payments(b)..............................................       836      8,663       7,463      16,962
                                                                 -------    -------     -------     -------
Balance as of December 31, 1993...............................     3,092     28,434      34,217      65,743
     Additions................................................     3,836     19,290      21,193      44,319
     Payments(c)..............................................     3,141      9,468      12,038      24,647
                                                                 -------    -------     -------     -------
Balance as of December 31, 1994...............................     3,787     38,256      43,372      85,415
     Payments (unaudited)(d)..................................     1,474      7,501       6,096      15,071
                                                                 -------    -------     -------     -------
Balance as of September 30, 1995 (unaudited)..................   $ 2,313    $30,755     $37,276     $70,344
                                                                 -------    -------     -------     -------
                                                                 -------    -------     -------     -------

------------

 (a) These amounts represent the remaining liabilities for facility closure costs recorded as restructuring and other charges in prior years. The original charges included $2,312 for leased machinery and equipment, $50,645 principally for incremental facility closing costs, including reclamation and $47,841 for employee benefit costs, primarily workers' compensation, which will continue to be paid for several years.

 (b) These amounts represent total cash payments made during the year for liabilities recorded in prior years.

 (c) These amounts represent total cash payments made during the year for these charges. Of the total payments made, $8,672 was for liabilities recorded in years prior to 1993, $5,822 was for liabilities recorded in 1993 and $10,153 was for liabilities recorded in 1994.

 (d) Payments made in the first nine months of 1995 (unaudited), included $8,642 related to pre-1994 liabilities and $6,429 for liabilities recorded in the first quarter of 1994.

                            ------------------------

     During the next twelve months, expected cash funding of these charges is approximately $15,000 to $20,000. Management estimates that the remaining liability for leased machinery and equipment will be fully paid over the next two years. The liability for mine and plant closure costs is expected to be satisfied over the next seven years of which approximately 70% is expected to be paid over the next three years. The liability for employee related costs, which is primarily workers' compensation, is estimated to be 75% settled over the four years with the balance paid during the following five to ten years.

15. OTHER INCOME AND EXPENSE

     Other operating income includes the Company's share of net income of unconsolidated affiliated companies which are carried on the equity method, royalty income and gains on sales of assets.

                     THE PITTSTON COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     Amounts presented include the accounts of the following equity affiliates:

                                                                                         OWNERSHIP AT
                                                                                          DECEMBER 31
                                                                                             1994
                                                                                       -----------------

Servicio Pan Americano De Protecion, S.A. (Mexico)...................................         20.0%
Brink's Panama, S.A..................................................................         49.0%
Brink's De Colombia S.A..............................................................         46.5%
Brink's S.A. (France)................................................................         38.0%
Brink's Schenker, GmbH (Germany).....................................................         50.0%
Brink's Securmark S.p.A. (Italy).....................................................         24.5%
Security Services (Brink's Jordan), W.L.L............................................         45.0%
Brink's-Allied Limited (Ireland).....................................................         50.0%
Brink's Ayra India Private Limited...................................................         40.0%
Brink's Pakistan (Pvt.) Limited......................................................         49.0%
Brink's (Thailand) Ltd...............................................................         40.0%
Brink's Taiwan Limited...............................................................         50.0%
Burlington International Forwarding Ltd. (Taiwan)....................................         33.3%
Mining Project Investors Limited (Australia).........................................         34.2%
MPI Gold (USA).......................................................................         34.2%

     The following table presents summarized financial information of these companies.

                                                                                  1994        1993        1992
                                                                                --------    --------    --------

Revenues.....................................................................   $833,056    $727,697    $696,840
Gross profit.................................................................    154,608     147,778     127,987
Net income...................................................................     23,503      26,530      31,396
The Company's share of net income............................................   $  6,336    $  7,503    $  7,996
                                                                                --------    --------    --------
                                                                                --------    --------    --------
Current assets...............................................................   $180,868    $196,480
Noncurrent assets............................................................    299,338     230,939
Current liabilities..........................................................    145,549     155,572
Noncurrent liabilities.......................................................    160,876     108,286
Net equity...................................................................   $173,781    $163,561

     Undistributed earnings of such companies included in consolidated retained earnings approximated $40,536 at December 31, 1994.

     Other income (expense), net included a gain aggregating $2,341 in 1992 from the sale of investments in leveraged leases, which increased the Minerals Group's net income by $.37 per share in 1992.

16. SEGMENT INFORMATION

     Net sales and operating revenues by geographic area are as follows:

                                                                         YEAR ENDED DECEMBER 31
                                                                 --------------------------------------
                                                                    1994          1993          1992
                                                                 ----------    ----------    ----------

United States:
     Domestic customers.......................................   $1,477,450    $1,172,880    $1,035,646
     Export customers.........................................      274,695       315,664       347,614
                                                                 ----------    ----------    ----------
                                                                  1,752,145     1,488,544     1,383,260
International operations......................................      915,130       767,577       689,781
                                                                 ----------    ----------    ----------
                                                                 $2,667,275    $2,256,121    $2,073,041
                                                                 ----------    ----------    ----------
                                                                 ----------    ----------    ----------

                     THE PITTSTON COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     Segment operating profit by geographic area is as follows:

                                                                             YEAR ENDED DECEMBER 31
                                                                          -----------------------------
                                                                           1994       1993       1992
                                                                          -------    -------    -------

United States..........................................................   $11,770    $ 5,139    $68,896
International operations...............................................    47,279     37,692     26,576
                                                                          -------    -------    -------
                                                                          $59,049    $42,831    $95,472
                                                                          -------    -------    -------
                                                                          -------    -------    -------

     Identifiable assets by geographic area are as follows:

                                                                           AS OF DECEMBER 31
                                                                 --------------------------------------
                                                                    1994          1993          1992
                                                                 ----------    ----------    ----------
United States.................................................   $1,252,057    $  945,122    $  919,845
International operations......................................      389,074       329,574       331,970
                                                                 ----------    ----------    ----------
                                                                 $1,641,131    $1,274,696    $1,251,815
                                                                 ----------    ----------    ----------
                                                                 ----------    ----------    ----------

     Segment operating profit includes restructuring and other charges, including litigation accrual aggregating $90,806 in 1994, all of which is included in the United States and $78,633 in 1993, of which $70,713 is included in United States and $7,920 is included in other foreign (Note 14).

     Industry segment information is as follows:

                                                                         YEAR ENDED DECEMBER 31
                                                                 --------------------------------------
                                                                    1994          1993          1992
                                                                 ----------    ----------    ----------

Revenues:
     Burlington...............................................   $1,215,284    $  998,079    $  900,347
     Brink's..................................................      547,046       481,904       444,018
     BHS......................................................      109,947        89,049        70,805
     Coal.....................................................      779,504       672,244       657,871
     Mineral Ventures.........................................       15,494        14,845        --
                                                                 ----------    ----------    ----------
          Consolidated revenues...............................   $2,667,275    $2,256,121    $2,073,041
                                                                 ----------    ----------    ----------
                                                                 ----------    ----------    ----------
Operating Profit (Loss):
     Burlington...............................................   $   69,224    $   37,971    $   15,118
     Brink's(a)...............................................       39,710        35,008        30,354
     BHS(b)...................................................       32,432        26,400        16,451
     Coal(c)..................................................      (83,451)      (48,246)       36,905
     Mineral Ventures(c)......................................        1,134        (8,302)       (3,356)
                                                                 ----------    ----------    ----------
Segment operating profit (loss)...............................       59,049        42,831        95,472
General Corporate expense.....................................      (16,176)      (16,732)      (17,110)
Pension credit................................................       --            --            11,130
                                                                 ----------    ----------    ----------
          Consolidated operating profit (loss)................   $   42,873    $   26,099    $   89,492
                                                                 ----------    ----------    ----------
                                                                 ----------    ----------    ----------

------------

 (a) Includes equity in net income of unconsolidated foreign affiliates of $6,048 in 1994, $6,895 in 1993 and $8,133 in 1992 (Note 15).

 (b) As of January 1, 1992, BHS elected to capitalize categories of costs not previously capitalized for home security installations to more accurately reflect subscriber installation costs. The effect of this change in accounting principle was to increase operating profit by $4,137 in 1994, $4,051 in 1993 and $4,321 in 1992 (Note 4).

 (c) Operating profit (loss) of the Coal segment includes restructuring and other charges, including litigation accrual of $90,806 in 1994 and $70,713 in 1993 (Note 14). Operating loss of the Mineral Ventures segment includes restructuring and other charges of $7,920 in 1993 (Note 14).

                     THE PITTSTON COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                         YEAR ENDED DECEMBER 31
                                                                 --------------------------------------
                                                                    1994          1993          1992
                                                                 ----------    ----------    ----------
Capital Expenditures:
     Burlington...............................................   $   24,701    $   21,544    $   14,412
     Brink's..................................................       23,963        22,209        22,461
     BHS......................................................       34,071        26,409        22,855
     Coal.....................................................       25,016        15,499        48,945
     Mineral Ventures.........................................        2,514         2,690         6,526
     General Corporate........................................          209           110           206
                                                                 ----------    ----------    ----------
          Consolidated capital expenditures...................   $  110,474    $   88,461    $  115,405
                                                                 ----------    ----------    ----------
                                                                 ----------    ----------    ----------
Depreciation, Depletion and Amortization:
     Burlington...............................................   $   17,209    $   15,250    $   14,379
     Brink's..................................................       20,553        20,150        20,531
     BHS......................................................       17,817        14,357        12,215
     Coal.....................................................       44,731        25,679        22,961
     Mineral Ventures.........................................        1,202         1,779             3
     General Corporate........................................          344           350           335
                                                                 ----------    ----------    ----------
          Consolidated depreciation, depletion and
            amortization......................................   $  101,856    $   77,565    $   70,424
                                                                 ----------    ----------    ----------
                                                                 ----------    ----------    ----------
Assets:
     Burlington...............................................   $  472,440    $  418,694    $  406,459
     Brink's..................................................      297,816       267,229       246,648
     BHS......................................................       87,372        72,609        65,781
     Coal.....................................................      761,827       499,494       513,340
     Mineral Ventures.........................................       21,676        16,670        19,587
                                                                 ----------    ----------    ----------
Identifiable assets...........................................    1,641,131     1,274,696     1,251,815
General Corporate (primarily cash, investments, advances and
  deferred pension assets)....................................       96,647        86,805        70,473
                                                                 ----------    ----------    ----------
          Consolidated assets.................................   $1,737,778    $1,361,501    $1,322,288
                                                                 ----------    ----------    ----------
                                                                 ----------    ----------    ----------

17. LITIGATION

     In 1988, the trustees of certain pension and benefit trust funds established under collective bargaining agreements with the UMWA brought an action (the 'Evergreen Case') against the Company and a number of its coal subsidiaries in the United States District Court for the District of Columbia, claiming that the defendants are obligated to contribute to such trust funds in accordance with the provisions of the 1988 and subsequent National Bituminous Coal Wage Agreements, to which neither the Company nor any of its subsidiaries is a signatory. In January 1992, the Court issued an order granting summary judgment in favor of the trustees on the issue of liability, which was thereafter affirmed by the Court of Appeals. In June 1993 the United States Supreme Court denied a petition for a writ of certiorari. The case has been remanded to District Court, and damage and other issues remain to be decided. In September 1993, the Company filed a motion seeking relief from the District Court's grant of summary judgment based on, among other things, the Company's allegation that plaintiffs improperly withheld evidence that directly refutes plaintiffs' representations to the District Court and the Court of Appeals in this case. In December 1993, that motion was denied. On May 23, 1994, the trustees filed a Motion for Entry of Final Judgment seeking approximately $71,100 in delinquent contributions, interest and liquidated damages through May 31, 1994, plus approximately $17 additional interest and liquidated damages for each day between May 31, 1994 and the date final judgment is

                     THE PITTSTON COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

entered, plus on-going contributions to the 1974 Pension Plan. The Company has opposed this motion. There has been no decision on this motion or final judgment entered to date.

     In furtherance of its ongoing effort to identify other available legal options for seeking relief from what it believes to be an erroneous finding of liability in the Evergreen Case, the Company has filed suit against the
Bituminous Coal Operators Association ('BCOA') and others to hold them responsible for any damages sustained by the Company as a result of the Evergreen Case. Although the Company is continuing that effort, the Company, following the District Court's ruling in December 1993, recognized the potential liability that may result from an adverse judgment in the Evergreen Case (Notes 13 and 14). In any event, any final judgment in the Evergreen Case will be subject to appeal. In December 1994, the District Court ordered that the Evergreen Case, as well as related cases filed against other coal companies, and the BCOA case, be submitted to mediation before a federal judge in an effort to obtain a settlement. The mediation process is on-going.

     As a result of the Health Benefit Act (Note 13), there is no continuing liability in this case in respect of health benefit funding after February 1, 1993.

     In April 1990, the Company entered into a settlement agreement to resolve certain environmental claims against the Company arising from hydrocarbon contamination at a petroleum terminal facility ('Tankport') in Jersey City, New Jersey, which operations were sold in 1983. Under the settlement agreement, the Company is obligated to pay 80% of the remediation costs. Based on data available to the Company and its environmental consultants, the Company estimates its portion of the cleanup costs on an undiscounted basis using existing technologies to be between $6,700 and $14,100 over a period of three to five years. Management is unable to determine that any amount within that range is a better estimate due to a variety of uncertainties, which include the extent of the contamination at the site, the permitted technologies for remediation and the regulatory standards by which the clean-up will be conducted. The clean-up estimates have been modified in light of certain regulatory changes promulgated in December 1994.

     The Company commenced insurance coverage litigation in 1990, in the United States District Court for the District of New Jersey, seeking a declaratory judgment that all amounts payable by the Company pursuant to the Tankport obligation were reimbursable under comprehensive general liability and pollution liability policies maintained by the Company. Although the underwriters have disputed this claim, management and its legal counsel believe that recovery is probable of realization in the full amount of the claim. This conclusion is based upon, among other things, the nature of the pollution policies which were broadly designed to cover such contingent liabilities, the favorable state of the law in the State of New Jersey (whose laws have been found to control the interpretation of the policies), and numerous other factual considerations which support the Company's analysis of the insurance contracts and rebut the underwriters' defenses. Accordingly, there is no net liability in regard to the Tankport obligation.

18. COMMITMENTS

     At December 31, 1994, the Company had contractual commitments to purchase coal which is primarily used to blend with Company mined coal. Based on the contract provisions these commitments are currently estimated to aggregate approximately $276,111 and expire from 1995 through 1998 as follows:

1995....................................................................   $105,112
1996....................................................................     89,219
1997....................................................................     56,970
1998....................................................................     24,810
                                                                           --------
                                                                           $276,111
                                                                           --------
                                                                           --------

                     THE PITTSTON COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     Purchases under the contracts were $53,097 in 1994, $81,069 in 1993 and $74,331 in 1992.

19. SUPPLEMENTAL CASH FLOW INFORMATION

     For the years ended December 31, 1994, 1993 and 1992, cash payments for income taxes, net of refunds received, were $23,406, $30,237 and $6,129, respectively. For the nine months ended September 30, 1995 and 1994 (unaudited), cash payments for income taxes, net of refunds received were $17,667 and $14,447, respectively.

     For the years ended December 31, 1994, 1993 and 1992, cash payments for interest were $12,104, $10,207 and $11,553, respectively. For the nine months ended September 30, 1995 and 1994 (unaudited), cash payments for interest were $10,185 and $8,782, respectively.

     In December 1993, the Company sold the majority of the assets of its captive mine supply company. Cash proceeds of $8,400 from the sale were received on January 2, 1994, and have been included in 'Cash flow from investing activities: Other, net' in 1994.

     During 1993, the Company sold a coal preparation plant and related interest in land, equipment and facilities for mineral reserves with a fair market value of $13,300 and cash of $10,700. The cash proceeds of $10,700 less $1,001 in expenses related to the transaction were included in 'Cash flow from investing activities: Other, net'.

20. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     Tabulated below are certain data for each quarter of 1994 and 1993.

                                                                      1ST         2ND         3RD         4TH
                                                                    --------    --------    --------    --------

1994 Quarters:
     Net sales and operating revenues............................   $587,795    $659,500    $693,854    $726,126
     Gross profit................................................     51,770     100,521      98,823     102,495
     Net income (loss)...........................................   $(63,568)   $ 28,038    $ 31,210    $ 31,217
Per Pittston Services Group Common Share:
     Net income..................................................   $    .28    $    .56    $    .66    $    .61
Per Pittston Minerals Group Common Share:
     Net income (loss)
          Primary................................................   $  (9.96)   $    .72    $    .74    $    .91
          Fully diluted..........................................   $  (9.96)   $    .67    $    .61    $    .81
1993 Quarters:
     Net sales and operating revenues............................   $531,748    $554,659    $569,438    $600,276
     Gross profit................................................     64,476      74,537      82,925      88,963
     Net income (loss)...........................................   $  8,156    $ 14,140    $ 21,245    $(29,395)
Per Pittston Services Group Common Share:
     Net income..................................................   $    .15    $    .30    $    .41    $    .41
Per Pittston Minerals Group Common Share:
     Net income (loss)...........................................
          Primary................................................   $    .38    $    .43    $    .80    $  (5.98)
          Fully diluted..........................................   $    .37    $    .43    $    .79    $  (5.98)

     Net loss in the first quarter of 1994 included restructuring and other charges of $58,116 (Note 14).

     Net loss in the fourth quarter of 1993 included restructuring and other charges, including litigation accrual of $48,897 (Note 14).

                     THE PITTSTON COMPANY AND SUBSIDIARIES
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

     In the first nine months of 1995, The Pittston Company (the 'Company') reported a net income of $68.3 million compared with a net loss of $4.3 million in the first nine months of 1994. Operating profit totaled $101.9 million in the first nine months of 1995 compared to an operating profit of $1.0 million in the prior year period. The net loss and operating profit in the first nine months of 1994 included charges totaling $58.1 million and $90.8 million, respectively, attributable to the Company's Coal operations for asset writedowns and accruals for costs related to facility shutdowns. Net income in the first nine months of 1995 was positively impacted by improved results from Brink's, Incorporated ('Brink's'), Brink's Home Security, Inc. ('BHS') and the Company's Coal operations, partially offset by lower results at Burlington Air Express Inc. ('Burlington') and Pittston Mineral Ventures ('Mineral Ventures'). Burlington's 1994 operating profits benefited from substantial additional volumes of freight directed to Burlington during a nationwide trucking strike in the second quarter of 1994, which added an estimated $8 million to operating profit and $5 million to net income. The first nine months of 1995 was also impacted by higher net interest expense compared with the same period last year.

     Net income for the Company for 1994 was $26.9 million compared with $14.1 million for 1993. Operating profit totaled $42.9 million for 1994 compared with $26.1 million for 1993. Net income and operating profit for 1994 included charges totaling $58.1 million and $90.8 million, respectively, attributable to the Company's Coal operations for asset writedowns and accruals for costs related to facility shutdowns. Net income and operating profit for 1993 reflected similar charges, in addition to a litigation accrual, totaling $48.9 million and $78.6 million, respectively. Such charges in 1993 impacted the Company's Coal and Mineral Ventures operations. Net income and operating profit for 1994 compared with 1993 were positively impacted by improved results from each of the Company's services businesses, which include the operations of Burlington, Brink's and BHS, and from the Company's Mineral Ventures business. In addition to the impact of asset writedowns and other restructuring charges year to year, operating results for Coal operations declined for 1994 compared with 1993.

     Net income and operating profit for 1992 was $49.1 million and $89.5 million, respectively. The comparison of net income and operating profit for 1993 is also affected by charges incurred beginning in 1993 for legislated health care benefits for retired union mine workers and their dependents. In 1993, the Company recognized a pre-tax charge of $10 million ($6.5 million after tax) for these benefits. Net income and operating profit for 1992 were positively impacted by a pension credit of $7.0 million and $11.1 million, respectively, relating to the final year of amortization of the unrecognized initial net pension asset at the date of adoption of Statement of Financial Accounting Standards ('SFAS') No. 87, 'Employers' Accounting for Pensions'. This credit was recognized over the estimated remaining average service life of the Company's employees at the date of adoption.

BURLINGTON OPERATIONS

     The following is a table of selected financial data for Burlington on a comparative basis:

                                                 NINE MONTHS ENDED
                                                   SEPTEMBER 30            YEARS ENDED DECEMBER 31
                                               ---------------------   --------------------------------
                                                  1995        1994        1994        1993       1992
                                               ----------   --------   ----------   --------   --------
                                                               (DOLLARS IN THOUSANDS --
                                                          EXCEPT PER POUND/SHIPMENT AMOUNTS)
Revenues:
Airfreight
     Domestic U.S............................  $  392,017   $417,753   $  565,440   $460,061   $418,372
     International...........................     484,853    365,746      518,652    440,239    395,800
                                               ----------   --------   ----------   --------   --------
          Total airfreight...................     876,870    783,499    1,084,092    900,300    814,172
     Other...................................     154,817     92,176      131,192     97,779     86,175
                                               ----------   --------   ----------   --------   --------
          Total revenues.....................   1,031,687    875,675    1,215,284    998,079    900,347
Operating expenses...........................     907,696    749,857    1,043,895    865,587    789,354
Selling, general and administrative..........      85,911     75,947      105,371     97,332     97,813
                                               ----------   --------   ----------   --------   --------
          Total costs and expenses...........     993,607    825,804    1,149,266    962,919    887,167
                                               ----------   --------   ----------   --------   --------
Other operating income.......................       1,833      2,157        3,206      2,811      1,938
                                               ----------   --------   ----------   --------   --------
Operating profit:
     Domestic U.S............................      20,261     34,141       45,732     19,290      1,835
     International...........................      19,652     17,887       23,492     18,681     13,283
                                               ----------   --------   ----------   --------   --------
     Operating profit........................  $   39,913   $ 52,028   $   69,224   $ 37,971   $ 15,118
                                               ----------   --------   ----------   --------   --------
                                               ----------   --------   ----------   --------   --------
Depreciation and amortization................  $   14,659   $ 12,747   $   17,209   $ 15,250   $ 14,379
                                               ----------   --------   ----------   --------   --------
                                               ----------   --------   ----------   --------   --------
Cash capital expenditures....................  $   19,799   $ 17,147   $   23,946   $ 28,253   $  6,623
                                               ----------   --------   ----------   --------   --------
                                               ----------   --------   ----------   --------   --------
Airfreight shipment growth rate(a)...........        9.4%       7.8%         7.6%       4.3%      11.4%
Airfreight weight growth rate(a):
     Domestic U.S............................       (4.2%)     20.9%        19.3%      12.5%       6.3%
     International...........................       27.3%      25.5%        25.3%      15.8%      43.8%
     Worldwide...............................       10.0%      23.0%        22.1%      14.3%      20.7%
Worldwide airfreight weight (millions of
  pounds)....................................       997.8      907.0      1,248.5    1,020.4      893.0
                                               ----------   --------   ----------   --------   --------
Worldwide airfreight shipments...............       3,929      3,590        4,805      4,530      4,342
                                               ----------   --------   ----------   --------   --------
Worldwide average airfreight:
     Yield (revenue per pound)...............  $    0.879   $  0.864   $    0.868   $  0.882   $  0.912
     Revenue per shipment....................  $      223   $    218   $      226   $    199   $    188
     Weight per shipment (pounds)............         254        253          260        225        206
                                               ----------   --------   ----------   --------   --------
                                               ----------   --------   ----------   --------   --------

------------

 (a) Compared to the same period in the prior year.

                            ------------------------
     Operating profit in the first nine months of 1995 for Burlington was $39.9 million, a $12.1 million decrease from the $52.0 million operating profit reported in the first nine months of 1994. Burlington's results in 1994 benefited from significant additional domestic freight as a result of the nationwide trucking strike, which added an estimated $8 million to 1994 operating profit. Worldwide revenues rose 18% to over $1 billion in the current year period from $875.7 million in the first nine months of 1994. The $156 million increase in revenues resulted largely from a 10% increase in worldwide airfreight pounds shipped, increased other revenue, including import services and ocean freight, and to a lesser extent a slight increase in worldwide average airfreight yields (revenues per pound).

     Domestic airfreight revenues decreased by 6% or $25.7 million to $392 million in the first nine months of 1995 compared to the first nine months of 1994. Domestic operating profit for the first nine months of 1995 totaled $20.3 million compared to $34.1 million in the prior year period. The decreases in revenues and operating profit were due largely to a 4% decrease in domestic airfreight weight and a slight decrease in domestic yields. The decrease in volume was due primarily to the impact of the U.S. trucking strike in the second quarter of 1994, which added substantial additional volume in 1994 and an estimated $8 million to operating profit in the first nine months of 1994.

     International airfreight revenues of $484.9 million in the first nine months of 1995 were $119.2 million or 33% higher than the $365.7 million reported in the prior year period. Operating profit increased $1.8 million to $19.7 million in the first nine months of 1995 compared to $17.9 million in the first nine months of 1994. The increases in revenues and operating profit were primarily due to a 27% increase in international airfreight weight shipped and a modest increase in average yields compared to the prior year period. The increase in volume is largely attributed to improved economic conditions in the international markets and expansion of company-owned operations. Revenues from other international activity and ocean freight increased 67% or $61.4 million to $153.6 million, due to an increase in international shipment volume and a continued expansion of ocean freight services.

     Operating profit of Burlington increased $31.2 million to $69.2 million in 1994 from $38.0 million in 1993. Worldwide revenues rose 22% to $1.2 billion in 1994 from $998.1 million in the prior year. The $217.2 million increase in revenues resulted principally from higher volume in both domestic and international markets.

     In 1994, increased revenues from higher volumes were partially offset by lower average yields. Total airfreight weight shipped worldwide increased 22% to 1,248.5 million pounds in 1994 from 1,020.4 million pounds a year earlier. Worldwide average airfreight yield decreased less than 2% or $.01 to $.87 in 1994 compared with a year earlier. Total operating expenses and selling, general and administrative expenses increased in 1994 compared with 1993 largely resulting from the increased volume of business.

     Domestic U.S. operating profit of $45.7 million for 1994 benefited from volume increases compared to the prior year, a significant portion of which was from increased shipping levels. Such increases were aided by a strong economy and limited lift capacity available to forwarders. Higher volume, in part, also reflected the impact of the 24 day Teamsters strike in 1994. Domestic U.S. operating profit also benefited from growth in the market for heavy airfreight, increased market share, a shift in mix toward Burlington's premium next-day service, and, on a per pound basis, lower private fleet, common carriage and cartage costs. Increased capacity as a result of the fourth quarter 1993 expansion of Burlington's airfreight hub in Toledo, Ohio, as well as the 1994 fleet expansion assisted in increasing efficiency and provided additional capacity in existing and new next morning markets. Gains from increased business volume including a 19% increase in domestic airfreight weight shipped and efficiencies were partially offset by decreased average yields in 1994. Average yields continue to reflect a highly competitive pricing environment.

     International operating results of $23.5 million in 1994 increased from the 1993 level. These operations benefited from a 25% increase in international airfreight weight shipped, partially offset by lower yields, additional costs incurred in connection with offering complete global logistics services, and startup costs incurred in providing services in additional foreign markets. Although export volumes increased during 1994, pricing for U.S. exports was adversely impacted by competitive pricing.

     Operating profit of Burlington increased $22.9 million to $38.0 million in 1993 from $15.1 million in 1992. Worldwide revenues increased $97.8 million or 11% to $998.1 million in 1993 from $900.3 million in 1992. The increase in revenues primarily reflects volume increases only partially offset by lower average yields. Total airfreight weight shipped worldwide for 1993 increased 14% to 1,020.4 million pounds from 893.0 million pounds in 1992. Worldwide average airfreight yield decreased 3% or $.03 to $.88 in 1993 compared to 1992. Total operating expenses increased, while selling, general and administrative expenses decreased in 1993 compared with the prior year. Higher operating expenses resulting from the increased volume of business in 1993 were, however, favorably impacted by increased efficiency in private fleet operations achieved as a result of a fleet upgrade to DC8-71 aircraft replacing B707 aircraft, accomplished by lease transactions at year-end 1992 and in early 1993. During the 1993 fourth quarter, Burlington also completed a 30% expansion of its airfreight hub in Toledo, Ohio. This expansion assisted in increasing efficiency, including higher average weight shipped per container. Selling, general and administrative expenses in 1992 were adversely affected by charges for costs related to organizational downsizing in both domestic and foreign operations.

     Domestic U.S. operating profit of $19.3 million in 1993 increased compared with 1992 largely due to increased volume and lower transportation costs per pound, partially offset by decreased average yields. While average yields decreased in 1993 compared with 1992 reflecting a highly competitive pricing environment, market improvement was evident during the last quarter of 1993 as load factors increased.

     International operating results of $18.7 million in 1993 increased compared with results in 1992. These operations benefited from a 16% increase in international weight shipped, however, such gains were partially offset by lower yields.

BRINK'S

     The following is a table of selected financial data for Brink's on a comparative basis:

                                                         NINE MONTHS ENDED
                                                            SEPTEMBER 30            YEARS ENDED DECEMBER 31
                                                        --------------------    --------------------------------
                                                          1995        1994        1994        1993        1992
                                                        --------    --------    --------    --------    --------
                                                                             (IN THOUSANDS)

Revenues.............................................   $480,141    $395,827    $547,046    $481,904    $444,018
Operating expenses...................................    390,328     318,281     438,851     387,751     357,613
Selling, general and administrative..................     60,516      54,022      74,398      66,044      64,454
                                                        --------    --------    --------    --------    --------
     Total costs and expenses........................    450,844     372,303     513,249     453,795     422,067
                                                        --------    --------    --------    --------    --------
Other operating income...............................        585       3,957       5,913       6,899       8,403
                                                        --------    --------    --------    --------    --------
Operating profit.....................................   $ 29,882    $ 27,481    $ 39,710    $ 35,008    $ 30,354
                                                        --------    --------    --------    --------    --------
                                                        --------    --------    --------    --------    --------
Depreciation and amortization........................   $ 16,253    $ 15,206    $ 20,553    $ 20,150    $ 20,531
                                                        --------    --------    --------    --------    --------
                                                        --------    --------    --------    --------    --------
Cash capital expenditures............................   $ 15,710    $ 11,261    $ 22,312    $ 21,150    $ 20,683
                                                        --------    --------    --------    --------    --------
                                                        --------    --------    --------    --------    --------
Revenues:
     North America (United States and Canada)........   $278,084    $247,488    $337,641    $300,728    $271,243
     International subsidiaries......................    202,057     148,339     209,405     181,176     172,775
                                                        --------    --------    --------    --------    --------
          Total revenues.............................   $480,141    $395,827    $547,046    $481,904    $444,018
                                                        --------    --------    --------    --------    --------
                                                        --------    --------    --------    --------    --------
Operating profit:
     North America (United States and Canada)........   $ 20,752    $ 15,603    $ 23,235    $ 20,049    $ 15,800
     International operations........................      9,130      11,878      16,475      14,959      14,554
                                                        --------    --------    --------    --------    --------
          Total operating profit.....................   $ 29,882    $ 27,481    $ 39,710    $ 35,008    $ 30,354
                                                        --------    --------    --------    --------    --------
                                                        --------    --------    --------    --------    --------

     Brink's operating profit increased $2.4 million to $29.9 million in the first nine months of 1995 from $27.5 million in the first nine months of 1994 with an increase in revenues of $84.3 million, partially offset by an increase in operating expenses and selling, general and administrative expenses totaling $78.5 million, and a decrease in other operating income of $3.4 million.

     Revenue from North American (United States and Canada) operations increased 12% to $278.1 million in the first nine months of 1995 from $247.5 million in the prior year period. North American operating profit increased $5.2 million to $20.8 million from $15.6 million. The increase in operating profit was largely attributable to increases in the armored car business and, to a lesser extent, increases in the diamond and jewelry and coin and currency processing businesses, partially offset by lower air courier results.

     Revenue from international subsidiaries increased $53.7 million or 36% to $202.1 million, while operating profit from international subsidiaries and minority-owned affiliates decreased $2.7 million or 23% to $9.1 million in the first nine months of 1995. The increase in revenue is primarily due to higher revenues in Brazil as well as the favorable impact of foreign currency translation. The decline in operating profit was primarily attributable to operations in Mexico. Brink's share of its Mexican affiliates' results was a $2.2 million loss in the first nine months of 1995 compared to a $2.5 million profit reported in the same period of 1994, primarily due to severance costs related to a downsizing of the workforce, high interest rates and the general economic condition in Mexico. Local management in Mexico has made substantial progress with a cost reduction program designed to restore operating profitability.

     Operating profit of Brink's increased $4.7 million to $39.7 million in 1994 from $35.0 million in 1993. An increase in revenues of $65.1 million was offset to a large extent by increases in operating expenses and selling, general and administrative expenses of $59.4 million and a decrease in other operating income of $1.0 million.

     The increase in operating profit in 1994 was largely due to North American operations. Revenue from North American operations increased $36.9 million or 12% to $337.6 million and operating profit increased $3.2 million or 16% to $23.2 million. Air courier, diamond and jewelry, armored car, automated teller machine ('ATM') servicing and coin wrapping operations each contributed to the increase in North American operating profit in 1994, while results for currency processing operations remained comparable to the prior year.

     In 1994, revenue from international subsidiaries increased $28.2 million or 16% to $209.4 million, while operating earnings from international subsidiaries and affiliates increased $1.5 million or 10% to $16.5 million compared to 1993. The most significant improvements were recorded by operations in Brazil (100% owned) and Israel (70% owned). Improvements were also recorded in the United Kingdom (100% owned), Colombia (46% owned), Hong Kong (67% owned) and the Company's international diamond and jewelry operations. Results for Holland (65% owned), France (38% owned) and Chile (60% owned) declined from the prior year. Brazil's operating profit for 1994 totaled $3.2 million compared with $1.4 million in 1993. Brazil's earnings in 1994 were augmented by the large volume of one-time special shipments of the new Brazilian currency and to a lesser extent from increased volume due to the growth of money in circulation. Results for Brazil in 1994 also included price increases obtained during the year to defray the substantially higher security costs made necessary by the dramatic increase in attacks on the armored car industry in Brazil. Brink's share of the equity in earnings from their Mexican affiliate (20% owned) of $2.8 million in 1994 was comparable to the 1993 level. These results were impacted by the local economic recession, and costs incurred to streamline the operation, including work force reductions. Results in Mexico for 1994 were not significantly impacted by the devaluation of the peso in late December 1994.

     In 1993, Brink's operating profit increased $4.6 million to $35.0 million from $30.4 million in 1992. Worldwide operating revenues increased 9% or $37.9 million to $481.9 million with increased operating expenses and selling, general and administrative expenses of $31.7 million and decreased other operating income of $1.5 million. A significant portion of the increase in revenues and operating profit in 1993 compared with 1992 was attributable to North American operations. Revenue from North American operations increased $29.5 million or 11% to $300.7 million and operating profit increased $4.2 million or 27% to $20.0 million. Increases in ATM, armored car, air courier and coin wrapping results were partially offset by a decrease in currency processing results.

     Revenue from international subsidiaries increased $8.4 million or 5% to $181.2 million, while operating results for international subsidiaries and affiliates for 1993 remained comparable to 1992 results. Increased earnings from operations in Brazil were offset by decreased results from the U.K. operation and Brink's equity affiliate in Mexico. Operations in Brazil reported a $1.4 million operating profit in 1993 compared with a $.3 million operating loss in 1992. Results in the U.K. were affected by competitive price pressures, recessionary pressures and the cost of a labor settlement. Operations of Brink's equity affiliate in Mexico were affected by a recessionary economy, competitive pressures, losses from new business ventures and severance costs incurred in streamlining the work force.

BHS

     The following is a table of selected financial data for BHS on a comparative basis:

                                                            NINE MONTHS ENDED
                                                              SEPTEMBER 30           YEARS ENDED DECEMBER 31
                                                           -------------------    ------------------------------
                                                             1995       1994        1994       1993       1992
                                                           --------    -------    --------    -------    -------
                                                                          (DOLLARS IN THOUSANDS)

Revenues................................................   $ 93,823    $80,614    $109,947    $89,049    $70,805
Operating expenses......................................     48,715     43,700      59,334     46,203     40,262
Selling, general and administrative.....................     16,406     13,235      18,181     16,446     14,092
                                                           --------    -------    --------    -------    -------
Total costs and expenses................................     65,121     56,935      77,515     62,649     54,354
                                                           --------    -------    --------    -------    -------
Operating profit........................................   $ 28,702    $23,679    $ 32,432    $26,400    $16,451
                                                           --------    -------    --------    -------    -------
                                                           --------    -------    --------    -------    -------
Depreciation and amortization...........................   $ 15,889    $12,747    $ 17,817    $14,357    $12,248
                                                           --------    -------    --------    -------    -------
                                                           --------    -------    --------    -------    -------
Cash capital expenditures...............................   $ 31,023    $25,155    $ 34,071    $26,409    $22,855
                                                           --------    -------    --------    -------    -------
                                                           --------    -------    --------    -------    -------
Annualized service revenues(a)..........................   $100,862    $82,437    $ 87,164    $70,887    $56,512
                                                           --------    -------    --------    -------    -------
                                                           --------    -------    --------    -------    -------
Number of subscribers:
     Beginning of period................................    318,029    259,551     259,551    216,639    180,069
     Installations......................................     58,942     55,864      75,203     59,733     51,309
     Disconnects, net...................................    (15,768)   (12,249)    (16,725)   (16,821)   (14,739)
                                                           --------    -------    --------    -------    -------
End of period...........................................    361,203    303,166     318,029    259,551    216,639
                                                           --------    -------    --------    -------    -------
                                                           --------    -------    --------    -------    -------

------------

 (a) Annualized service revenue is calculated based on the number of subscribers at period end multiplied by the average fee per subscriber received in the last month of the period for monitoring, maintenance and related services.

                            ------------------------

     Revenues for BHS increased $13.2 million to $93.8 million in the first nine months of 1995 from $80.6 million in the first nine months of 1994. In the first nine months of 1995, operating profit increased $5 million or 21% to $28.7 million from $23.7 million in the first nine months of 1994. The increase in operating profit reflected higher monitoring revenues due to an average subscriber base that was approximately 19% higher than the same period in 1994, slightly offset by higher account servicing and administrative costs. Operating profit as a percentage of revenue increased to 31% for the first nine months of 1995 from 29% in the year earlier period also as a result of the larger average subscriber base.

     For the first nine months of 1995, BHS installed a total of approximately 58,900 new subscribers. The subscriber base totaled approximately 361,200 subscribers on September 30, 1995, a 19% increase from the September 30, 1994 level. As a result, annualized service revenues increased 22% to $100.9 million as of September 30, 1995.

     Operating profit of BHS aggregated $32.4 million in 1994 compared with $26.4 million in 1993 and $16.5 million in 1992. The $6.0 million increase in operating profit in 1994 compared with 1993 reflects increased monitoring revenues, partially offset by increased installation expenses and increased overhead costs. The $9.9 million increase in operating profit in 1993 compared with 1992 reflects increased monitoring revenues, partially offset by increases in installation expenses and servicing and overhead costs.

     The increased monitoring revenue in 1994 as in 1993 was largely attributable to an expanding subscriber base. Although total costs, including installation expenses, increased as a result of the expanding subscriber base, such growth contributed to improved economies of scale and other cost efficiencies achieved in servicing BHS's subscribers. At year-end 1994, BHS had approximately 318,000 subscribers, 47% more than the year-end 1992 subscriber base. New subscribers totaled 75,200 in 1994 and 59,700 in 1993. As a result, BHS's average subscriber base increased by 21% in 1994 and 20% in 1993 as compared with each prior year.

     As of January 1, 1992, BHS elected to capitalize categories of costs not previously capitalized for home security installations to more accurately reflect subscriber installation costs included as capitalized installation costs, which added $4.1 million to operating profit in 1994 and 1993 and $4.3 million to operating profit in 1992. The additional costs not previously capitalized consisted of costs for installation labor and related benefits for supervisory, installation scheduling, equipment testing and other support personnel (in the amount of $2.6 million in 1994 and 1993 and $2.3 million in
1992) and costs incurred in maintaining facilities and vehicles dedicated to the installation process (in the amount of $1.5 million in 1994 and 1993 and $2.0 million in 1992). The increase in the amount capitalized, while adding to current period profitability comparisons, defers recognition of expenses over the estimated useful life of the installation. The additional subscriber installation costs which are currently capitalized were expensed in prior years for subscribers in those years. Because capitalized subscriber installation costs for periods prior to January 1, 1992, were not adjusted for the change in accounting principle, installation costs for subscribers in those years will continue to be depreciated based on the lesser amounts capitalized in those periods. Consequently, depreciation of capitalized subscriber installation costs in the current year and until such capitalized costs prior to January 1, 1992, are fully depreciated will be less than if such prior periods' capitalized costs had been adjusted for the change in accounting. However, the Company believes the effect on net income in 1994, 1993 and in 1992 was immaterial. While the amounts of the costs incurred which are capitalized vary based on current market and operating conditions, the types of such costs which are currently capitalized will not change. The change in the amount capitalized has no additional effect on current or future cash flows or liquidity.

COAL

     The following is a table of selected financial data for the Coal operations on a comparative basis:

                                                         NINE MONTHS ENDED
                                                            SEPTEMBER 30            YEARS ENDED DECEMBER 31
                                                        --------------------    --------------------------------
                                                          1995        1994        1994        1993        1992
                                                        --------    --------    --------    --------    --------
                                                                             (IN THOUSANDS)

Net sales............................................   $545,255    $577,627    $779,504    $672,244    $657,871
Cost of sales........................................    532,977     570,412     760,966     632,777     604,319
Selling, general and administrative expenses.........     17,096      19,586      26,294      26,752      25,656
Restructuring and other charges, including litigation
  accrual............................................      --         90,806      90,806      70,713       --
                                                        --------    --------    --------    --------    --------
Total costs and expenses.............................    550,073     680,804     878,066     730,242     629,975
                                                        --------    --------    --------    --------    --------
Other operating income...............................     20,014      12,221      15,111       9,752       9,009
                                                        --------    --------    --------    --------    --------
          Operating profit (loss)....................   $ 15,196    $(90,956)   $(83,451)   $(48,246)   $ 36,905
                                                        --------    --------    --------    --------    --------
                                                        --------    --------    --------    --------    --------
Coal sales (tons):
     Metallurgical...................................      6,583       7,466       9,884      11,675      12,298
     Utility and industrial..........................     12,471      13,249      18,198      10,277       8,432
                                                        --------    --------    --------    --------    --------
          Total coal sales...........................     19,054      20,715      28,082      21,952      20,730
                                                        --------    --------    --------    --------    --------
Production/purchased (tons)
     Deep............................................      3,025       3,746       4,857       7,061       8,642
     Surface.........................................     10,272      11,049      15,107       7,492       5,804
     Contract........................................      1,500       1,731       2,364       2,521       2,792
                                                        --------    --------    --------    --------    --------
                                                          14,797      16,526      22,328      17,074      17,238
Purchased............................................      4,791       4,313       5,826       4,533       3,607
                                                        --------    --------    --------    --------    --------
          Total......................................     19,588      20,839      28,154      21,607      20,845
                                                        --------    --------    --------    --------    --------
                                                        --------    --------    --------    --------    --------

     Coal operations had an operating profit of $15.2 million in the first nine months of 1995 compared to an operating loss of $91.0 million in the prior year period. The operating loss in the first nine months of 1994 included $90.8 million of charges for asset writedowns and accruals for costs related to facility shutdowns (discussed further below) and $7.7 million of operating losses incurred during the first nine months related to closed facilities.

     Sales volume of 19.1 million tons in the first nine months of 1995 was 1.6 million tons less than the 20.7 million tons sold in the prior year period, as marginal mines serving the weak spot steam coal markets were idled and some foreign metallurgical coal customers delayed shipments. Steam coal sales decreased by .8 million tons to 12.5 million tons and metallurgical coal sales declined by .9 million tons to 6.6 million tons compared to the prior year. Steam coal sales represented 65% of total volume in the first nine months of 1995.

     As of September 30, 1995, metallurgical coal customers have taken shipments representing approximately 78% of the proportionate annualized contract tonnage for the contract year that began on April 1, 1995. Coal operations expect that this shortfall, which represents approximately .6 million tons, will be made up by these customers during the remainder of the contract year or shortly thereafter. The impact of the delayed shipments has increased inventory and deferred recognition of expected gross margins.

     Production in the first nine months of 1995 totaled 14.8 million tons, a 10% decrease compared to the first nine months of 1994, principally reflecting the scheduled reduction in underground mine production during 1994 and early 1995 and the idling of surface steam coal mines. Surface production accounted for 71% and 68% of total production in the first nine months of 1995 and 1994, respectively. Productivity of 37 tons per man day represented a 7% increase over the comparable period in 1994.

     Coal operations reached contract agreements with its metallurgical customers for the coal year that began April 1, 1995 with most calling for price increases of approximately $4.00 to $5.50 per metric ton, depending upon coal quality. These price increases, which represent an average increase of approximately 9% over the prior contract year, were in effect during the 1995 third quarter and had the effect of realigning pricing to levels in effect prior to last year's unusually large decline. Sales volume is expected to decline modestly from the level in the prior contract year.

     Coal operations' efforts to lower costs have improved margins and enhanced the ability to respond to improvement in pricing for its low sulphur steam coal. Some modest improvement in spot steam coal pricing from historically low levels occurred during the third quarter due to the hot summer and increased European demand for steam coal. Coal operations are prepared to resume production at certain idled facilities should pricing improve further. The majority of Coal operations' steam coal sales continue to be sold under long-term contracts.

     Coal operations had an $83.4 million operating loss in 1994 compared with an operating loss of $48.2 million in 1993. Results for 1994 included the operating results from substantially all the coal mining operations and coal sales contracts of Addington Resources, Inc. ('Addington'), which were acquired by the Coal operations on January 14, 1994. The Coal operating loss in 1994 included $90.8 million of charges for asset writedowns and accruals for costs related to facilities which are being closed (further discussed below). In addition, operating results for 1994 reflected the adverse impact of the severe winter weather in early 1994 which particularly hampered surface mine production and river transportation. Operating profit in 1994 included other operating income primarily from third party royalties and sales of properties and equipment of $15.1 million compared with $9.8 million in 1993. The operating loss in 1993 included a $70.7 million charge related to mines which were closed at the end of 1993 or early 1994, including employee benefit costs and certain other noncash charges, together with the estimated liability in connection with previously reported litigation (the 'Evergreen Case'), discussed later, brought against the Company and a number of its coal subsidiaries by the trustees of certain pension and benefit trust funds established under collective bargaining agreements with the United Mine Workers of America ('UMWA'). Operating profit in 1993 was also negatively impacted by a $1.8 million charge to settle litigation related to the moisture content of tonnage used to compute royalty payments to the UMWA pension and benefit funds during the period ending February 1, 1988.

     Sales volume of 28.1 million tons for 1994 was 28% or 6.1 million tons higher than sales volume in 1993. The increased sales were attributable to steam coal with sales of 18.2 million tons (65% of total sales), up from 10.3 million tons (47% of total sales) in 1993, while metallurgical coal sales decreased 15% from 11.7 million tons to 9.9 million tons. Coal produced (22.3 million tons) and purchased (5.8 million tons) totaled 28.2 million tons for 1994, a 30% or
6.5 million ton increase over 1993. The increase in coal sales and coal produced/purchased in 1994 as compared with 1993 was largely attributable to the addition of the Addington operations.

     In 1994, 31% of total production was derived from deep mines and 69% was derived from surface mines compared with 54% and 46% of deep and surface mine production, respectively, in 1993.

     Average  coal  margin (realization  less  current production  cost  of coal sold), which was $1.72 per ton in 1994 decreased $1.03 or 38% from the 1993 level with a 7% or $1.91 per ton decrease in average realization, only partially offset by a 3% or $.88 per ton decrease in average current production cost of coal sold. The higher percentage of steam coal sales and declines in export metallurgical coal prices contributed to the decline in average realization. The decrease in average cost is largely due to the shift to lower cost surface production. However, margins were negatively impacted by costs that have continued at higher than expected levels, particularly at the Addington operations. In addition, adverse geological conditions were also encountered at one of the mines acquired from Addington. Management is reviewing its options of sources used to fulfill its coal sales agreements and to reduce costs in an effort to improve margins.

     Production and related costs in early 1994 were adversely impacted by the extreme cold weather and above-normal precipitation which resulted in a large number of lost production days and interruptions which limited output efficiencies during periods of performance. Sales also suffered during this period due to lost loading days and were impeded by restricted road accessibility. Sales were further impacted by the lack of rail car availability and the disruption of river barge service initially due to frozen waterways and subsequently due to the heavy snow melt and rain, which raised the rivers above operational levels. The severe weather early in the year also reduced output from purchased coal suppliers, which hindered the ability to meet customer shipments during the period. In addition to weather related difficulties, operations in early 1994 were affected by lost business due to a utility customer's plant closure and production shortfalls due to the withdrawal of contract producers from the market.

     Early in 1994 the metallurgical coal markets continued their long-term decline with significant price reductions negotiated between Canadian and Australian producers and Japanese steel mills. During the 1994 second quarter Coal operations reached agreement with its major Japanese steel customers for new three-year agreements (subject to annual price renegotiations) for metallurgical coal shipments. Such agreements replaced sales contracts which expired on March 31, 1994. Pricing under the new agreements for the coal year beginning April 1, 1994, was impacted by the price reductions accepted by foreign producers, but was largely offset by modifications in coal quality specifications which allows the Coal operation flexibility in sourcing and blending of coals. Although Coal operations has not yet reached price agreements with its significant metallurgical export coal customers for the contract year beginning April 1, 1995, certain European metallurgical coal customers have agreed to price increases.

     The market for metallurgical coal, for most of the past fifteen years, has been characterized by weak demand from primary steel producers and intense competition from foreign coal producers, especially those in Australia and Canada. Metallurgical coal sales contracts typically are subject to annual price negotiations, which increase the risk of market forces. As a result of the continuing long-term decline in the metallurgical coal markets, which was further evidenced by the previously discussed significant price reductions in early 1994, the Coal operations accelerated its strategy of decreasing its exposure to these markets. After a review of the economic viability of the remaining metallurgical coal assets in early 1994, management determined that four underground mines were no longer economically viable and should be closed resulting in significant economic impairment to three related preparation plants. In addition, it was determined that one surface steam coal mine, the Heartland mine, which provided coal to Alabama Power under a long-term sales agreement, would be closed due to rising costs caused by unfavorable geological conditions.

     As a result of these decisions, the Coal operations incurred pre-tax charges of $90.8 million ($58.1 million after tax) in the first quarter of 1994 which included a reduction in the carrying value of these assets and related accruals for mine closure costs. These charges included asset writedowns of $46.5 million which reduced the book carrying value of such assets to what management believes to be their net realizable value based on either estimated sales or leasing of such property to unrelated third parties. In addition, the charges included $3.8 million for required lease payments owed to lessors for machinery and equipment that would be idled as a result of the mine and facility closures. The charges also included $19.3 million for mine and plant closure costs which represented estimates of reclamation and other environmental costs to be incurred to bring the properties in compliance with federal and state mining and environmental laws. This accrual was required due to the premature closing of the mines. The accrual also included $21.2 million in contractually or statutorily required employee severance and other benefit costs associated with termination of employees at these facilities and costs associated with inactive employees at these facilities. Such employee benefits include severance payments, medical insurance, workers' compensation and other benefits and have been calculated in accordance with contractually (collective bargaining agreements signed by certain coal subsidiaries included in the Coal operations) and legally required employee severance and other benefits. During the remainder of 1994, the Company paid $10.2 million of these liabilities, of which $1.5 million was for idled leased equipment; $5.3 million was for facility closure costs and $3.4 million was for employee-related costs.

     Of the four underground mines, two have ceased coal production (one in 1995), while the remaining two mines are expected to cease coal production in 1995. In 1994 Coal operations reached agreement with Alabama Power Company to transfer the coal sales contract which had been serviced by the Heartland mine to another location in West Virginia. The Heartland mine ceased coal production during 1994 and final reclamation and environmental work is in process. At the beginning of 1994 there were approximately 750 employees involved in operations at these facilities and other administrative support. Employment at these facilities was reduced by 52% to approximately 360 employees at December 31, 1994 and by 76% to approximately 180 employees at September 30, 1995.

     As discussed previously, the effects of this strategy have been to decrease Coal operations' exposure to the metallurgical coal markets and to increase its production and sales of lower cost surface minable steam coal. As previously mentioned, for 1994, steam coal sales rose to approximately 65% of total coal sales up from less than 50% in the prior year. In addition, production from surface mines has increased to 69% for 1994 as compared to 45% for last year. In addition, metallurgical coal produced/ purchased decreased to 9.9 million tons versus 11.7 million tons when comparing 1994 to 1993.

     Although coal production has or will cease at the mines contemplated in the accrual, the Coal operations will incur reclamation and environmental costs for several years to bring these properties into compliance with federal and state environmental laws. In addition, employee termination and medical costs will continue to be incurred for several years after the facilities have been closed. The significant portion of these employee liabilities is for statutorily provided workers' compensation costs for inactive employees. Such benefits include indemnity and medical costs as required under state workers' compensation laws. The long payment periods are based on continued, and in some cases lifetime, indemnity and medical payments to injured former employees and their surviving spouses. Management believes that the charges incurred in the first quarter of 1994 should be sufficient to provide for these future costs and does not anticipate material additional future charges to operating earnings for these facilities, although continual cash funding will be required over the next several years.

     The following table analyzes the changes in liabilities during the last three years for facility closure costs recorded as restructuring and other charges:

                                                                                   MINE        EMPLOYEE
                                                                      LEASED        AND      TERMINATION,
                                                                     MACHINERY     PLANT     MEDICAL AND
                                                                        AND       CLOSURE     SEVERANCE
                                                                     EQUIPMENT     COSTS        COSTS         TOTAL
                                                                     ---------    -------    ------------    -------

Balance as of January 1, 1993(a)..................................    $ 1,146     $35,499      $ 35,413      $72,058
     Additions....................................................      2,782       1,598         6,267       10,647
     Payments(b)..................................................        836       8,663         7,463       16,962
                                                                     ---------    -------    ------------    -------
Balance as of December 31, 1993...................................      3,092      28,434        34,217       65,743
     Additions....................................................      3,836      19,290        21,193       44,319
     Payments(c)..................................................      3,141       9,468        12,038       24,647
                                                                     ---------    -------    ------------    -------
Balance as of December 31, 1994...................................      3,787      38,256        43,372       85,415
     Payments(d)..................................................      1,474       7,501         6,096       15,071
                                                                     ---------    -------    ------------    -------
Balance as of September 30, 1995..................................    $ 2,313     $30,755      $ 37,276      $70,344
                                                                     ---------    -------    ------------    -------
                                                                     ---------    -------    ------------    -------

 (a) These amounts represent the remaining liabilities for facility closure costs recorded as restructuring and other charges in prior years. The original charges included $2,312 for leased machinery and equipment, $50,645 principally for incremental facility closing costs, including reclamation and $47,841 for employee benefit costs, primarily workers' compensation, which will continue to be paid for several years.

 (b) These amounts represent total cash payments made during the year for liabilities recorded in prior years.

 (c) These amounts represent total cash payments made during the year for these charges. Of the total payments made, $8,672 was for liabilities recorded in years prior to 1993, $5,822 was for liabilities recorded in 1993 and $10,153 was for liabilities recorded in 1994.

 (d) Payments made in the first nine months of 1995 included $8,642 related to pre-1994 liabilities and $6,429 for liabilities recorded in the first quarter of 1994.

                            ------------------------

     During the next twelve months, expected cash funding of these charges is approximately $15 to $20 million. Management estimates that the remaining liability for leased machinery and equipment will be fully paid over the next two years. The liability for mine and plant closure costs is expected to be satisfied over the next seven years of which approximately 70% is expected to be paid over the next three years. The liability for employee related costs, which is primarily workers' compensation, is estimated to be 75% settled over the next four years with the balance paid during the following five to ten years.

     For 1994, Coal operations' closed facilities (including those facilities for which the decision to close was made in early 1994) incurred operating losses of $4.4 million.

     On June 21, 1994, a successor collective bargaining agreement between the Coal operations' union companies and the UMWA was ratified by such companies' union employees, replacing the principal labor agreement which expired on June 30, 1994. The successor agreement will remain in effect until December 31, 1998. This agreement continues the basic principles and provisions established in the predecessor 1990 Agreement with respect to areas of job security, work rules and scheduling. The new agreement provides for, among other things, wage increases of $.40 per hour on December 15 of each of the years 1994 to 1997 and includes improvements in certain employee benefit programs.

     Operating profit for Coal operations totaled $36.9 million in 1992 compared to an operating loss of $48.2 million in 1993. Operating results in 1993 were negatively impacted by the $70.7 million in charges, as discussed earlier, $10.0 million in expenses relating to retiree health benefits required by federal legislation enacted in October 1992 (discussed later) and the $1.8 million charge to settle litigation related to the moisture content of tonnage used to compute royalty payments to the UMWA pension and benefit funds for the period ended February 1, 1988. Coal operating profit in 1993 also included other operating income of $9.8 million compared with $9.0 million in the year-earlier period primarily for third party royalties and sales of properties and equipment.

     Sales volume of 22.0 million tons in 1993 was 6% or 1.2 million tons higher than sales volume in the year earlier. The increased sales were attributable to steam coal sales of 10.3 million tons (47% of total sales), up from 8.4 million tons (41% of total sales), while metallurgical coal sales decreased 5% from 12.3 million tons to 11.7 million tons. Coal produced (17.1 million tons) and purchased (4.5 million tons) totaled 21.6 million tons in 1993, which was slightly lower than production in 1992. In 1993, 54% of total production was derived from deep mines and 46% was derived from surface mines compared with 65% and 35% of deep and surface mine production, respectively, in 1992.

     Average margin in 1993 of $2.75 per ton decreased 12% or $.37 per ton compared to 1992, as a 4% or $1.30 per ton decrease in average realization was only partially offset by a 4% or $.93 per ton decrease in average current production costs of coal sold. The decrease in average realization in 1993 reflected lower export pricing and a downward price revision on a domestic utility contract. The decrease in average current production costs of coal sold in 1993 was mainly due to a higher proportion of production sourced from company surface mine operations.

     The strike by the UMWA against certain coal producers in the eastern United States, which lasted throughout a significant portion of 1993, was settled in late 1993. None of the operations of the Company's coal subsidiaries were involved in the strike. Although the supply of metallurgical coal was appreciably reduced as a result of the strike, Australian producers increased production to absorb the shortfall. The strike had little impact on Coal operating profits during 1993 since a large proportion of production was under contract. Coal operations benefited from improved spot prices for domestic steam coal on relatively small amounts of uncommitted tonnage available for this market.

     In October 1992, the Coal Industry Retiree Health Benefit Act of 1992 (the 'Health Benefit Act') was enacted as part of the Energy Policy Act of 1992. The Health Benefit Act established rules for the payment of future health care benefits for thousands of retired union mine workers and their dependents. Part of the burden for these payments was shifted by the Health Benefit Act from certain coal producers, which had a contractual obligation to fund such payments, to producers such as the Company which have collective bargaining agreements with the UMWA that do not require such payments and to numerous other companies which are no longer in the coal business. The Health Benefit Act established a trust fund to which 'signatory operators' and 'related persons', including the Company and certain of its coal subsidiaries (the 'Pittston
Companies') are obligated to pay annual premiums for assigned beneficiaries, together with a pro rata share for certain beneficiaries who never worked for such employers ('unassigned beneficiaries'), in amounts determined by the Secretary of Health and Human Services on the basis set forth in the Health Benefit Act. For 1993 and 1994, these amounts were approximately $9.1 million and $11.0 million, respectively. In addition, in 1993, the Company incurred costs of $.9 million to review the accuracy of beneficiaries assigned. The Company believes that the annual cash funding under the Health Benefit Act for the Pittston Companies' assigned beneficiaries will continue in the $10 to $11 million range for the next eight years and should begin to decline thereafter as the number of such assigned beneficiaries decreases.

     Based on the number of beneficiaries actually assigned by the Social Security Administration, the Company estimates the aggregate pre-tax liability relating to the Pittston Companies' assigned beneficiaries remaining at December 31, 1994 at approximately $250 million, which when discounted at 8.75% provides a present value estimate of approximately $100 million.

     The ultimate obligation that will be incurred by the Company could be significantly affected by, among other things, increased medical costs, decreased number of beneficiaries, governmental funding arrangements and such federal health benefit legislation of general application as may be enacted. In addition, the Health Benefit Act requires the Pittston Companies to fund, pro rata according to the total number of assigned beneficiaries, a portion of the health benefits for unassigned beneficiaries. At this time, the funding for such health benefits is being provided from another source and for this and other reasons the Pittston Companies' ultimate obligation for the unassigned beneficiaries cannot be determined. The Company accounts for its obligations under the Health Benefit Act as a participant in a multi-employer plan and recognizes the annual cost on a pay-as-you-go basis.

     In February 1990, the Pittston Coal Group companies and the UMWA entered into a collective bargaining agreement that resolved a labor dispute and related strike of Pittston Coal Group operations by UMWA-represented employees that began on April 5, 1989. As part of the agreement, the Pittston Coal Group companies agreed to make a $10 million lump sum payment to the 1950 Benefit Trust Fund and to renew participation in the 1974 Pension and Benefit Trust Funds at specified contribution rates. These aspects of the agreement were subject to formal approval by the trustees of the funds. The trustees did not accept the terms of the agreement and, therefore, payments were made to escrow accounts for the benefit of union employees. Under the new 1994 Agreement, the Pittston Coal Group companies agreed to continue participation in the 1974 Pension Plan at specified contribution rates, again subject to trustee approval. At this time, payments continue to be made to the escrow accounts for the benefit of union employees. The escrow accounts balances as of December 31, 1994 totaled $23.1 million.

     In 1988, the trustees of certain pension and benefit trust funds established under collective bargaining agreements with the UMWA brought an action (the 'Evergreen Case') against the Company and a number of its coal subsidiaries in the United States District Court for the District of Columbia, claiming that the defendants are obligated to contribute to such trust funds in accordance with the provisions of the 1988 and subsequent National Bituminous Coal Wage Agreements ('NBCWAs'), to which neither the Company nor any of its subsidiaries is a signatory. The NBCWAs are negotiated between the UMWA and the Bituminous Coal Operators Association (the 'BCOA'). During the relevant period, the Pittston Companies were members of the BCOA. The plaintiff-trustees' claim was based on the theory that a provision contained in related trust documents that were incorporated by reference into the NBCWAs imposed an obligation on signatory employers, including certain of the Pittston Companies, to contribute to the Funds pursuant to the terms of future NBCWAs. According to the plaintiff-trustees' theory, that obligation existed whether or not those employers were signatories to the subsequent agreements.

     In January 1992, the Court issued an order granting summary judgment in favor of the trustees on the issue of liability, which was thereafter affirmed by the Court of Appeals. In June 1993 the United States Supreme Court denied a petition for a writ of certiorari. The case has been remanded to District Court, and damage and other issues remain to be decided. In September 1993, the Company filed a motion seeking relief from the District Court's grant of summary judgment based on, among other things, the Company's allegation that plaintiffs improperly withheld evidence that directly refutes plaintiffs' representations to the District Court and the Court of Appeals in this case. In December 1993, that motion was denied. On May 23, 1994, the trustees filed a Motion for Entry of Final Judgment seeking approximately $71.1 million in delinquent contributions, interest and liquidated damages through May 31, 1994, plus approximately $17 thousand additional interest and liquidated damages for each day between May 31, 1994 and the date final judgment is entered, plus on-going contributions to the 1974 Pension Plan. The Company has opposed this motion. There has been no decision on this motion or final judgment entered to date.

     The Pittston Companies continue to challenge the plaintiff-trustees' theory on a number of grounds, including the fact that: (1) the parties to the relevant NBCWAs did not intend to create such a continuing obligation; (2) the Pittston Companies were not aware and did not intend that by entering into an NBCWA they were agreeing to undertake such a continuing obligation to the Funds; (3) if the Pittston Companies' representatives in the BCOA actually agreed to such an obligation, they did so without informing the Pittston Companies; and (4) if the BCOA actually agreed to such a continuing obligation, it did so without obtaining authority from the Pittston Companies. In that connection, the Company has filed suit against the BCOA and others (the 'BCOA case') to hold them responsible for any damages sustained by the Company as a result of the Evergreen Case. Although the Company is continuing that effort, the Company, following the District Court's ruling in December 1993, recognized the potential liability that may result from an adverse judgment in the Evergreen Case. In any event, any final judgment in the Evergreen Case will be subject to appeal. In December 1994, the District Court ordered that the Evergreen Case, as well as related cases filed against other coal companies, and the BCOA case, be submitted to mediation before a federal judge in an effort to obtain a settlement. The mediation process is on-going.

     As a result of the Health Benefit Act, there is no continuing liability in this case in respect of health benefit funding after February 1, 1993.

MINERAL VENTURES

     The following is a table of selected financial data for the Mineral Ventures on a comparative basis:

                                                             NINE MONTHS ENDED
                                                               SEPTEMBER 30           YEARS ENDED DECEMBER 31
                                                            -------------------    -----------------------------
                                                             1995        1994       1994       1993       1992
                                                            -------     -------    -------    -------    -------
                                                               (DOLLARS IN THOUSANDS, EXCEPT PER OUNCE DATA)

Net sales...............................................    $12,398     $11,406    $15,494    $14,845      --
Cost of sales...........................................      9,084       7,785     10,620     12,902      --
Selling, general and administrative costs...............      2,624       2,897      3,910      2,819    $ 3,109
Restructuring and other charges.........................      --          --         --         7,920      --
                                                            -------     -------    -------    -------    -------
          Total costs and expenses......................     11,708      10,682     14,530     23,641      3,109
Other operating income (expense)........................        (15)        130        170        494       (247)
                                                            -------     -------    -------    -------    -------
          Operating profit (loss).......................    $   675     $   854    $ 1,134    $(8,302)   $(3,356)
                                                            -------     -------    -------    -------    -------
                                                            -------     -------    -------    -------    -------
Stawell Gold Mine:
     PMV's 50% direct share ounces sold.................     30,229      28,600     38,600     36,200      --
     Average realized gold price per ounce (US$)........    $   398     $   397    $   399    $   364      --
     Average cost per ounce (US$).......................    $   326     $   297    $   301    $   303      --

     In the first nine months of 1995, operating profit of Mineral Ventures decreased $.2 million to $.7 million from $.9 million in the first nine months of 1994. The decrease in operating profit was primarily the result of increased production costs at the Stawell gold mine. Operating profits were negatively impacted by an adverse geological condition at the Stawell gold mine, resulting in temporarily lower produced ore grades and higher production costs during the 1995 third quarter. The Stawell mine is expected to achieve normal production during the fourth quarter. The Stawell gold mine produced 60,412 ounces in the first nine months of 1995 compared with 57,468 ounces in the comparable period of 1994. Mineral Ventures is continuing exploration projects in Nevada and Australia with its joint venture partner.

     A reserve study at the Stawell mine conducted as of June 30, 1995, indicated proven and probable recoverable gold reserves of 461,800 ounces, an increase of 132,800 ounces over the prior year level after the production of 84,800 ounces during the intervening period.

     Mineral Ventures reported operating income of $1.1 million for 1994 compared with an operating loss of $8.3 million for 1993. Operating results in 1993 included a $7.9 million charge related to the write-down of the company's investment in the Uley graphite mine in Australia. Although reserve drilling of the Uley property indicated substantial graphite deposits, graphite prices which remained significantly below the level prevailing at the start of the project, processing difficulties and an analysis of various technical and marketing conditions affecting the project resulted in the determination that the assets had been impaired and that loss recognition was appropriate. Excluding the $7.9 million charge, Mineral Ventures operations incurred a $.4 million operating loss in 1993. Operating results for 1994 and 1993 also reflected production from the Stawell gold mine. Mineral Ventures has a 67% net equity interest in the Stawell mine and its adjacent exploration acreage. In December 1992, Mineral Ventures acquired its 50% direct ownership in the Stawell property through its participation in a joint venture with Mining Project Investors Pty Ltd., (in which Mineral Ventures holds a 34% interest). At December 31, 1994, the Stawell gold mine, which is in western Victoria, Australia, had remaining proven and probable gold reserves estimated at 444,000 ounces. The joint venture also has exploration rights in the highly prospective district around the mine. In 1994 and 1993, the Stawell mine produced 77,966 ounces and 73,765 ounces of gold, respectively, with Mineral Ventures' share of the operating profit amounting to $5.0 million and $4.9 million, in 1994 and 1993, respectively. The contribution to operating profit from the Stawell mine in both 1994 and 1993 was offset by exploration expenditures related chiefly to other potential gold mining projects in addition to administrative overhead. Operating results for 1994 were also impacted by higher operating costs incurred as a result of an operator accident at Stawell which occurred early in the year.

     In 1992, Mineral Ventures operations reported operating losses of $3.4 million, which primarily related to expenses for project review and exploration.

FOREIGN OPERATIONS

     A portion of the Company's financial results is derived from activities in several foreign countries, each with a local currency other than the U.S. dollar. Because the financial results of the Company are reported in U.S. dollars, they are affected by the changes in the value of the various foreign currencies in relation to the U.S. dollar. The Company's international activity is not concentrated in any single currency, which limits the risks of foreign currency rate fluctuations. In addition, these rate fluctuations may adversely affect transactions which are denominated in currencies other than the functional currency. The Company routinely enters into such transactions in the normal course of its business. Although the diversity of its foreign operations limits the risks associated with such transactions, the Company uses foreign exchange forward contracts to hedge the risks associated with certain transactions denominated in currencies other than the functional currency. Realized and unrealized gains and losses on these contracts are deferred and recognized as part of the specific transaction hedged. In addition, cumulative translation adjustments relating to operations in countries with highly inflationary economies are included in net income, along with all transaction gains or losses for the period. Subsidiaries in Brazil operate in such highly inflationary economies.

     Additionally, the Company is subject to other risks customarily associated with doing business in foreign countries, including economic conditions, controls on repatriation of earnings and capital, nationalization, expropriation and other forms of restrictive action by local governments. The future effects, if any, of such risks on the Company cannot be predicted.

OTHER OPERATING INCOME

     Other operating income for the first nine months of 1995 increased $3.9 million to $22.4 million from $18.5 million in the prior year. Other operating income increased $4.4 million to $24.4 million in 1994 and increased $.9 million to $20.0 million in 1993 from $19.1 million in 1992. Other operating income principally includes the Company's share of net income of unconsolidated foreign affiliates, which are substantially attributable to equity affiliates of Brink's, royalty income and gains and losses from sales of coal assets. A $4.2 million decrease in equity in earnings of unconsolidated subsidiaries was more than offset by gains of $6.8 million on the sale of coal assets in the first nine months of 1995 compared with the first nine months of 1994. The increase in 1994 compared to 1993 was largely due to increased sales of coal assets and royalty income from coal and natural gas properties, partially offset by decreased earnings of equity affiliates. Equity earnings of foreign affiliates totaled $.2 million and $4.4 million in the first nine months of 1995 and 1994, respectively, and $6.3 million, $7.5 million and $8.0 million in 1994, 1993 and 1992, respectively.

CORPORATE AND OTHER EXPENSES

     In the first nine months of 1995, general corporate expenses were $12.4 million compared with $12.0 million in the prior year period. General corporate expenses aggregated $16.2 million, $16.7 million and $17.1 million for 1994, 1993 and 1992, respectively.

     Other net expense for the first nine months of 1995 decreased $.8 million to a net expense of $4.0 million from a net expense of $4.8 million in the prior year period. Other net expense was $5.6 million, $4.6 million and $4.0 million in 1994, 1993 and 1992, respectively. In the first nine months of 1994, $1.2 million of expenses were recognized on the Company's redemption of its 9.2% Convertible Subordinated Debentures. Other net expense in 1992 included a gain of $2.3 million from the sale of investments in leveraged leases.

INTEREST EXPENSE

     Interest expense totaled $10.4 million in the first nine months of 1995 compared with $8.0 million in the first nine months of 1994. Interest expense totaled $11.5 million, $10.2 million and $11.1 million in

1994, 1993 and 1992, respectively. The increase in the first nine months of 1995 compared with the prior year period is due to higher interest rates on higher average debt balances. Interest expense in 1994 increased due to higher average borrowings under revolving credit and term loan facilities resulting from the Addington acquisition and higher average interest rates, partially offset by a decrease resulting from the Company's redemption of its 9.2% Convertible Subordinated Debentures in April 1994. Interest expense in 1993 also included interest assessed on settlement of coal litigation related to the moisture content of tonnage used to compute royalty payments to UMWA pension and benefit funds. The $1.1 million decrease for 1993 compared with 1992 was largely a result of lower interest rates worldwide.

INCOME TAXES

     In 1994, the provision for income taxes was less than the statutory federal income tax rate of 35% due to the tax benefits of percentage depletion, lower taxes on foreign income and a reduction in the valuation allowance for deferred tax assets primarily in state jurisdictions. These benefits were partially offset by state income taxes and goodwill amortization. In 1993, the provision for income taxes was less than the statutory federal income tax rate of 35% due to the tax benefits of percentage depletion, favorable adjustments to the Company's deferred tax assets as a result of the increase in the statutory U.S. federal income tax rate and a reduction in the valuation allowance for deferred tax assets primarily in foreign jurisdictions. These benefits were partially offset by state income taxes and goodwill amortization. In 1992, the provision for income taxes exceeded the statutory federal income tax rate of 34% primarily due to provisions for state income taxes, goodwill amortization and the increase in the valuation allowance for deferred tax assets.

     Based on the Company's historical and expected taxable earnings, management believes it is more likely than not that the Company will realize the benefit of the existing deferred tax asset at December 31, 1994.

FINANCIAL CONDITION

CASH PROVIDED BY OPERATING ACTIVITIES

     Cash provided by operating activities during the first nine months of 1995 totaled $89.3 million compared with $108.8 million in the first nine months of 1994. The decrease in cash provided occurred, despite higher net income, partially as a result of additional investment in working capital at Burlington. Such requirements primarily reflected initial working capital needs of recently acquired foreign subsidiaries, a relatively larger seasonal volume increase and increased international revenues, which tend to have longer payment terms. Cash provided by operating activities in the first nine months of 1994 was negatively impacted by the integration of operating activities of Addington which required cash to finance working capital. Net income, noncash charges and changes in operating assets and liabilities in the first nine months of 1994 were significantly affected by after-tax restructuring and other charges of $58.1 million which had minimal effect in the first nine months of 1995 on cash generated by operations.

     Cash provided by operating activities for 1994 totaled $139.3 million compared with $119.9 million in 1993. Cash flow from operations was negatively impacted by the integration of the operations of Addington, which required cash to finance initial working capital needs. Net income, noncash charges and changes in operating assets and liabilities in 1994 were significantly affected by after-tax restructuring and other charges of $58.1 million which used cash of approximately $10.2 million in 1994. Of the total $90.8 million of 1994 pre-tax charges, $46.5 million was for noncash write downs of assets and the remainder represents liabilities which are expected to be paid over the next several years. In addition, during 1994, $14.5 million was paid for similar charges reported in prior periods. As discussed under Coal operations, funding requirements for these charges are expected to be approximately $15 to $20 million during the next twelve months. The Company intends to fund any cash requirements during 1995 with anticipated cash flows from operations, and shortfalls, if any, financed through borrowings under revolving credit agreements or short-term borrowing arrangements.

CAPITAL EXPENDITURES

     Cash capital expenditures for the first nine months of 1995 totaled $81.3 million. Of that amount, $19.8 million was spent by Burlington, $15.7 million was spent by Brink's, $31.0 million was spent by BHS, $12.8 million was spent by Coal and $1.6 million was spent by Mineral Ventures. Expenditures incurred by BHS in the first nine months of 1995 were primarily for customer installations, representing the expansion in the subscriber base. For the full year 1995, capital expenditures are estimated to approximate $130 million. The foregoing amounts exclude equipment expenditures that have been or are expected to be financed through capital and operating leases, and any acquisition expenditures. Increased expenditures in 1995 are largely attributable to Burlington to support new airfreight stations and implementation of new information systems and to BHS resulting from continued expansion of the subscriber base.

     Cash capital expenditures totaled $106.3 million in 1994. An additional $41.2 million of expenditures were made through capital and operating leases. Approximately 32% of the 1994 gross capital expenditures were incurred in the Coal segment. Of that amount, approximately 75% of the expenditures was for business expansion, and the remainder was for replacement and maintenance of ongoing business operations. Expenditures made by Mineral Ventures approximated 2% of the Company's total capital expenditures and were primarily costs incurred for project development. Capital expenditures made by both Burlington and Brink's during 1994 were primarily for replacement and maintenance of current ongoing business operations and comprised approximately 17% and 24%, respectively, of the Company's total. Expenditures incurred by BHS during 1994 were 25% of total expenditures and were primarily for customer installations, resulting from expansion of the subscriber base.

OTHER INVESTING ACTIVITIES

     All other investing activities in the first nine months of 1995 provided net cash of $6.3 million, primarily from the disposal of property, plant and equipment net of expenditures for aircraft heavy maintenance. All other investing activities in 1994 used net cash of $165.5 million. In January 1994, the Company paid approximately $157 million in cash for the acquisition of substantially all the coal mining operations and coal sales contracts of Addington. The purchase price of the acquisition was financed through the issuance of $80.5 million of a new series of convertible preferred stock, which is convertible into Pittston Minerals Group Common Stock, and additional debt under credit agreements. Other investing activities also included $8.4 million of cash received in 1994 from the December 1993 sale of the majority of the assets of a captive mine supply company. Disposal of property, plant and equipment provided $7.6 million in cash in 1994 and expenditures for heavy aircraft maintenance used cash of $15.3 million in 1994.

FINANCING

     Gross capital expenditures in 1995 are currently expected to increase over 1994 levels. The increase is expected to result largely from expenditures at Burlington, supporting new airfreight stations and implementation of new information systems, and expenditures at BHS resulting from continued expansion of the subscriber base. Capital expenditures in 1996 are estimated to increase over the 1995 levels to $160 million. These expenditures will be primarily for business expansion and, to a lesser extent, maintenance and replacement, when necessary, of current business operations, including information systems. The Company intends to fund such expenditures through cash flow from operating activities or through operating leases if the latter are financially attractive. Any shortfalls will be financed through the Company's revolving credit agreements or short-term borrowing arrangements.

     In March 1994, the Company entered into a $350 million credit agreement with a syndicate of banks (the 'New Facility'), replacing the Company's previously existing $250 million of revolving credit agreements. The New Facility includes a $100 million term loan, which matures in May 2000. The New Facility also permits additional borrowings, repayments and reborrowings of up to an aggregate of $250 million until May 2000. Interest on borrowings under the New Facility is payable at rates based on prime, certificate of deposit, Eurodollar or money market rates. At December 31, 1994, borrowings of

$100 million were outstanding under the term loan portion of the New Facility and borrowings of $9.4 million were outstanding under the remainder of the facility.

     Under the terms of some of its debt instruments, the Company has agreed to various restrictions relating to the payment of dividends, the repurchase of capital stock, the maintenance of consolidated net worth, and the amount of additional funded debt which may be incurred. Allowable restricted payments for dividends and stock repurchases aggregated $225 million at September 30, 1995. Under the terms of the New Facility the Company has agreed to maintain at least $300 million of Consolidated Net Worth, as defined, and can incur additional indebtedness of approximately $400 million as of September 30, 1995.

DEBT

     Outstanding debt, including borrowings under revolving credit agreements, aggregated $179.4 million at September 30, 1995, up from $165.1 million at year-end 1994. Cash proceeds from operating activities, other investing activities and the proceeds from the exercise of stock options were not sufficient to fund capital expenditures, the repurchase of stock and dividends payments, resulting in additional borrowings under the Company's revolving credit agreements.

     Outstanding debt, including borrowings under revolving credit agreements, aggregated $165.1 million at December 31, 1994, compared to $75.8 million at year-end 1993. Cash generated from operating activities and proceeds from the issuance of preferred stock were not sufficient to fund capital expenditures and the Addington acquisition, resulting in additional borrowings under the Company's credit agreements.

     On April 15, 1994, the Company redeemed all outstanding 9.2% Convertible Subordinated Debentures due July 1, 2004. The principal amount outstanding was $27.8 million and the premium paid to call the debt totaled $.8 million. The Company used cash provided under its revolving credit agreements to redeem the debentures. The premium paid in addition to other charges related to the redemption are included in the Company's 1994 Consolidated Statements of Operations for the nine months ended September 30, 1994 and for the year ended December 31, 1994.

OFF-BALANCE SHEET INSTRUMENTS

     The Company enters into various off-balance sheet financial instruments, as discussed below, to hedge its foreign currency and other market exposures. The risk that counterparties to such instruments may be unable to perform is minimized by limiting the counterparties to major financial institutions. The Company does not expect any losses due to such counterparty default.

     Foreign currency forward contracts -- The Company enters into foreign currency forward contracts with a duration of 30 to 60 days as a hedge against liabilities denominated in various currencies. These contracts do not subject the Company to risk due to exchange rate movements because gains and losses on these contracts offset losses and gains on the liabilities being hedged. At December 31, 1994, the total notional value of foreign currency forward contracts outstanding was $7.4 million. As of such date, the fair value of foreign currency forward contracts was not significant.

     Gold contracts -- In order to protect itself against downward movements in gold prices, the Company hedges a portion of its recoverable proved and probable reserves primarily through forward sales contracts. At December 31, 1994, 60,056 ounces of gold, representing approximately 30% of the Company's recoverable proved and probable reserves, were sold forward under forward sales contracts with a total notional value of $24.7 million. These contracts extend through September 1996 and generally mature on a quarterly basis, ratably over the period. Because only a portion of its future production is currently sold forward, the Company can take advantage of increases, if any, in the spot price of gold. At December 31, 1994, the fair value of the Company's forward sales contracts was not significant.

     Fuel contracts -- The Company has hedged a portion of its jet fuel requirements through a swap contract. At December 31, 1994, the notional value of the jet fuel swap, aggregating 12.5 million gallons, through March 31, 1995 was $6.5 million. In addition, the Company has entered into several commodity options transactions that are intended to protect against significant increases in jet fuel prices. These transactions, aggregate 23.3 million gallons with a notional value of $15.8 million and are applicable throughout 1995 in amounts ranging from 3.5 million gallons per month in the first quarter of 1995 to 2.1 million gallons per month in the fourth quarter of 1995. The Company has also entered into a collar transaction, applicable to 7.2 million gallons that provides for a minimum and maximum per gallon price. This transaction is settled monthly based upon the average of the high and low prices during each period.

     The fair value of these fuel hedge transactions may fluctuate over the course of the contract period due to changes in the supply and demand for oil and refined products. Thus, the economic gain or loss, if any, upon settlement of the contracts may differ from the fair value of the contracts at an interim date. At December 31, 1994, the fair value of these contracts was not significant.

     Interest rate contracts -- In connection with the aircraft leasing by Burlington in 1993, the Company entered into interest rate cap agreements. These agreements have a notional amount of $60 million and cap the Company's interest rate on certain aircraft leases at 8.5% through April 1, 1996. In addition, in 1994, the Company entered into a standard three year variable to fixed interest rate swap agreement. This agreement fixed the Company's interest rate at 5% on current borrowings of $40.0 million in principal. The amount to which the 5% interest rate applies declines periodically throughout the term of the agreement. The fair value of these contracts was $1.8 million at December 31, 1994.

CONTINGENT LIABILITIES

     In April 1990, the Company entered into a settlement agreement to resolve certain environmental claims against the Company arising from hydrocarbon contamination at a petroleum terminal facility ('Tankport') in Jersey City, New Jersey, which operations were sold in 1983. Under the settlement agreement, the Company is obligated to pay 80% of the remediation costs. Based on data available to the Company and its environmental consultants, the Company estimates its portion of the cleanup costs on an undiscounted basis using existing technologies to be between $6.7 million and $14.1 million over a period of up to five years. Management is unable to determine that any amount within that range is a better estimate due to a variety of uncertainties, which include the extent of the contamination at the site, the permitted technologies for remediation and the regulatory standards by which cleanup will be conducted. The cleanup estimates have been modified in light of certain regulatory changes promulgated in December 1994.


     The Company commenced insurance coverage litigation in 1990, in the United States District Court for the District of New Jersey, seeking a declaratory judgment that all amounts payable by the Company pursuant to the Tankport obligation were reimbursable under comprehensive general liability and pollution liability policies maintained by the Company. In August 1995 the District Court ruled on various Motions for Summary Judgement. In its decision, the Court found favorably for the Company on several matters relating to the comprehensive general liability policies but concluded that the pollution liability policies did not contain pollution coverage for the types of claims associated with the Tankport site. Management and its outside legal counsel continue to believe, however, that recovery of a substantial portion of the cleanup costs will ultimately be probable of realization. Accordingly, management is revising its earlier belief that there is no net liability for the Tankport obligation, and it is the Company's belief that, based on estimates of potential liability and probable realization of insurance recoveries, the Company would be liable for approximately $1.4 million based on the Court's decision and related developments of New Jersey law.


CAPITALIZATION

     On July 26, 1993, the Company's shareholders approved the Services Stock Proposal, as described in the Company's proxy statement dated June 24, 1993, which resulted in the reclassification of the Company's common stock. The outstanding shares of common stock of the Company were redesignated as Pittston Services Group Common Stock ('Services Stock') on a share-for-share basis and a second class of common stock, designated as Pittston Minerals Group Common Stock ('Minerals Stock'), was distributed on the basis of one- fifth of one share of Minerals Stock for each share of the Company's previous common stock held by shareholders of record on July 26, 1993. Minerals Stock and Services Stock are designed to provide shareholders with separate securities reflecting the performance of the Pittston Minerals Group (the 'Minerals Group') and the Pittston Services Group (the 'Services Group'), respectively, without diminishing the benefits of remaining a single corporation or precluding future transactions affecting either Group.

     The redesignation of the Company's common stock as Services Stock and the distribution of Minerals Stock as a result of the approval of the Services Stock Proposal did not result in any transfer of assets and liabilities of the Company or any of its subsidiaries. Holders of Services Stock and Minerals Stock are shareholders of the Company, which continues to be responsible for all its liabilities. Therefore, financial developments affecting the Minerals Group or the Services Group that affect the Company's financial condition could affect the results of operations and financial condition of both Groups. The change in the capital structure of the Company had no effect on the Company's total capital, except as to expenses incurred in the execution of the Services Stock Proposal. Since the approval of the Services Stock Proposal, capitalization of the Company has been affected by the share activity related to each of the classes of common stock.

     In 1993, the Board of Directors of the Company (the 'Board') authorized the repurchase of up to 1,250,000 shares of Services Stock and 250,000 shares of Minerals Stock, not to exceed an aggregate purchase price of $43 million. As of September 30, 1995, a total of 401,900 shares ($9.6 million) of Services Stock and 117,300 shares ($1.7 million) of Minerals Stock had been acquired pursuant to the authorization. Of those amounts, during the nine months ended September 30, 1995, 145,800 shares of Services Stock were repurchased at a total cost of $3.4 million and 78,800 shares of Minerals Stock were repurchased at a total cost of $.9 million. During 1994, 256,100 shares of Services Stock and 19,700 shares of Minerals Stock were repurchased at an aggregate cost of $6.6 million. In November 1995, the Board increased the remaining purchase authority for Minerals Stock to 1,000,000 shares, not to exceed $45 million for all common shares of the Company.

     In January 1994, the Company issued $80.5 million (161,000 shares) of a new series of cumulative preferred stock, convertible into Minerals Stock. The cumulative convertible preferred stock, which is attributable to the Minerals Group, pays an annual cumulative dividend of $31.25 per share payable quarterly, in cash, in arrears, out of all funds of the Company legally available therefore, when, as and if declared by the Board, which commenced March 1, 1994, and bears a liquidation preference of $500 per share, plus an amount equal to accrued and unpaid dividends thereon.

     In July 1994, the Board authorized the repurchase from time to time of up to $15 million of the new series of cumulative convertible preferred stock. As of September 30, 1995, 24,720 shares at a total cost of $9.6 million were repurchased, of which 16,370 shares at a cost of $6.3 million were repurchased in the first nine months of 1995. In November 1995, the Board authorized an increase in the remaining authority to $15 million.

     As of December 31, 1994, debt as a percent of capitalization (total debt and shareholders' equity) was 27%, compared with 18% at December 31, 1993. The increase since December 1993 is largely due to the additional debt incurred under the New Facility to finance the Addington acquisition.

DIVIDENDS

     The Board intends to declare and pay dividends on Services Stock and Minerals Stock based on the earnings, financial condition, cash flow and business requirements of the Services Group and the Minerals Group, respectively. Since the Company remains subject to Virginia law limitations on dividends and to dividend restrictions in its public debt and bank credit agreements, losses by one Group could affect the Company's ability to pay dividends in respect of stock relating to the other Group. Dividends on Minerals Stock are also limited by the Available Minerals Dividend Amount as defined in the Company's Articles of Incorporation. At September 30, 1995, the Available Minerals Dividend Amount was at least $22.3 million.

     During the first nine months of 1995 and 1994, the Board declared and the Company paid dividends of 15 cents per share of Services Stock and 48.75 cents per share of Minerals Stock. In 1994,

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the Board declared and the Company paid cash dividends of 20 cents per share  of
Services Stock and 65 cents per share of Minerals Stock. On an equivalent basis, in 1993 the Company paid dividends of 19.09 cents per share of Services Stock and 62.04 cents per share of Minerals Stock.

     Dividends paid on the cumulative convertible preferred stock in the first nine months of 1995 were $3.3 million. Preferred dividends included on the Company's Statement of Operations for the nine months ended September 30, 1995, are net of $1.6 million which was the excess of the carrying amount of the preferred stock over the cash paid to holders of the preferred stock for preferred stock repurchased during the period. Dividends paid on the cumulative convertible preferred stock, which commenced March 1, 1994, totaled $4.2 million for the year 1994.

PENDING ACCOUNTING CHANGE

     The Company is required to implement a new accounting standard for long-lived assets -- Statement of Financial Accounting Standards ('SFAS') No. 121 -- in 1996. SFAS No. 121 requires companies to utilize a two-step approach to determining whether impairment of long-lived assets has occurred and, if so, the amount of such impairment. The Company has not yet determined the effect of adopting SFAS No. 121.

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                           STATEMENT OF DIFFERENCES

     The copyright symbol shall be expressed as ....................  'c'
     The trademark symbol shall be expressed as .................... 'tm'